As filed with the Securities and Exchange Commission on June 26, 2026.

No. 333-296557

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ITG, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1623	30-1479306
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2400 E Commercial Blvd Ste 1000

Fort Lauderdale, FL 33308

(615) 447-5347

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew D. Parrott

Chief Executive Officer

2400 E Commercial Blvd Ste 1000

Fort Lauderdale, FL 33308

(615) 447-5347

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua N. Korff, P.C. Michael Kim, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800	Christopher D. Lueking Jonathan E. Sarna Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, IL 60611 (312) 876-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated June 26, 2026

Preliminary Prospectus

19,512,196 Shares

ITG, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of ITG, Inc. We are offering 19,512,196 shares of Class A common stock. We intend to use the net proceeds we receive from this offering to repay approximately $120.0 million in aggregate principal amount of borrowings currently outstanding under the Revolving Credit Facility (as defined below) and approximately $241.0 million in aggregate principal amount of borrowings outstanding under the Term Loan Facility (as defined below) and, to the extent of any remaining net proceeds, for general corporate purposes to support the growth of the business.

We and the selling stockholder, Oaktree Blocked Fund (as defined below), have granted the underwriters an option to purchase up to an additional 2,168,635 shares of Class A common stock from us and up to an additional 758,194 shares of Class A common stock from the selling stockholder to cover over-allotments at the initial price to the public less the underwriting discount within 30 days of the date of this prospectus. In the event of a partial exercise of the underwriters’ option to purchase additional shares of Class A common stock to cover over-allotments, the shares of Class A common stock sold by us and the shares of Class A common stock sold by the selling stockholder to the underwriters shall be adjusted on a pro-rata basis. We intend to use any net proceeds we receive from such sale to purchase up to 2,168,635 LLC Interests of ITG Parent (each as defined below) from ITG Parent, and ITG Parent intends to use the net proceeds it receives from the sale of such LLC Interests to us to redeem up to 2,168,635 LLC Interests from certain of the Continuing Equity Owners (as defined below). We will not receive any of the proceeds from the sale of 758,194 shares of Class A common stock by the selling stockholder.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price will be between $19.00 and $22.00 per share of Class A common stock. We have applied to list our Class A common stock on Nasdaq under the symbol “ITG.”

We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Each share of our Class A common stock entitles its holder to one vote per share and each share of our Class B common stock entitles its holder to one vote per share on all matters presented to our stockholders generally. However, holders of shares of our Class B common stock will not have any right to receive distributions or dividends from ITG, Inc.

Following the consummation of this offering and the application of proceeds therefrom, ITG, Inc. will be a holding company in an organizational structure commonly referred to as an “Up-C” structure, and ITG, Inc.’s principal asset will consist of an ownership (both directly and indirectly) of approximately 37.83% of the LLC Interests (or approximately 39.62% of the LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of ITG Parent, which indirectly owns ITG OpCo (as defined below) and its subsidiaries. The remaining 62.17% of the LLC Interests in ITG Parent will be owned by the Continuing Equity Owners. The Continuing Equity Owners and ITG, Inc. each expect to benefit from the “Up-C” structure as a result of certain tax benefits arising from future redemptions or exchanges of the LLC Interests for Class A common stock or cash, and certain other tax benefits described in the Tax Receivable Agreement (as defined below). Under the terms of the Tax Receivable Agreement, among other things, we are required to pay to the TRA Participants (as defined below) approximately 85% of the amount of the tax savings that result (or in some circumstances are deemed to result) from (i) our allocable share of existing tax basis attributable to our acquisition or ownership of LLC Interests in connection with this offering, (ii) certain tax attributes we will acquire from the Blocker in the Blocker Merger (including net operating losses and the Blocker’s allocable share of existing tax basis), (iii) increases in our allocable share of then existing tax basis, and certain adjustments to the tax basis of the assets of ITG Parent and its subsidiaries, as a result of actual or deemed sales or exchanges of LLC Interests in connection with this offering, if any, and future redemptions or exchanges of LLC Interests, (iv) imputed interest arising from any payments we make under the Tax Receivable Agreement and (v) certain other tax benefits related to entering into the Tax Receivable Agreement, including certain payments made under the Tax Receivable Agreement. Any payments made by us to the TRA Participants under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. We expect that the amount of such payments will be substantial. Absent a termination event pursuant to the terms of the Tax Receivable Agreement and assuming no material changes in the relevant tax laws, we expect our obligation to make cash payments under the Tax Receivable Agreement will continue for more than fifteen years after all of the Continuing Equity Owners exchange or redeem all of their LLC Interests. The actual amounts we will be required to pay under the Tax Receivable Agreement and the actual amount of deferred tax assets and related liabilities that we will recognize as a result of any such future exchanges or redemptions will vary based on a number of factors. See “Risk Factors—Risks Related to Our Organizational Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Immediately following the consummation of this offering and the application of proceeds therefrom, the Continuing Equity Owners will own (i) all of the shares of our Class A common stock not sold in this offering and (ii) all of the outstanding shares of our Class B common stock (along with an equal number of LLC Interests). As a result, upon completion of this offering and the application of proceeds therefrom, the purchasers in this offering will beneficially own approximately 16.10% of the combined voting power of all of our outstanding common stock and approximately 16.10% of the economic interests in ITG Parent (or approximately 18.51% of the combined voting power of all of our outstanding common stock and approximately 18.51% of the economic interests in ITG Parent, respectively, if the underwriters exercise in full their option to purchase additional shares to cover over-allotments), and the Continuing Equity Owners will beneficially own approximately 83.90% of the combined voting power of all of our outstanding common stock and approximately 83.90% of the economic interests in ITG Parent (or approximately 81.49% of the combined voting power of all of our outstanding common stock and approximately 81.49% of the economic interests in ITG Parent, respectively, if the underwriters exercise in full their option to purchase additional shares of our Class A common stock to cover over-allotments). Accordingly, we will be a “controlled company” as defined under the corporate governance rules of Nasdaq, and as a result, we will qualify for, but do not intend to rely on, exemptions from certain corporate governance requirements, but may do so in the future. See “Management— Controlled Company Exemption” and “Principal and Selling Stockholder.” Following the consummation of this offering, a wholly owned subsidiary of ITG, Inc. will be the sole managing member of ITG Parent. As the owner of the sole managing member of ITG Parent, ITG, Inc. will operate and control all of the business and affairs of ITG Parent and its direct and indirect subsidiaries, including ITG OpCo, and, through ITG Parent and its direct and indirect subsidiaries, including ITG OpCo, conduct our business.

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 31 to read about factors you should consider before investing in shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us, before expenses	$	$

(1)

We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting (Conflicts of Interest)” for a description of the compensation payable to the underwriters.

The underwriters expect to deliver the shares of Class A common stock on or about    , 2026 through the book-entry facilities of the Depositary Trust Company.

Joint Bookrunners

Morgan Stanley	Citigroup	UBS Investment Bank	Stifel

BofA Securities	Baird	Santander	KeyBanc Capital Markets	Truist Securities

Co-Managers

Houlihan Lokey	BTIG	Capital One Securities	Regions Securities LLC

Prospectus dated    , 2026.

One Team. One Mission.

To deliver top quality digital infrastructure solutions rooted in **safety, craftsmanship,** and enduring **customer partnerships**

FOUNDED BY TECHS

We started as techs and grew into successful entrepreneurs and corporate leaders, with hands-on experience continuing to drive everything we do

SAFETY

We protect our people and the communities we serve

CRAFTSMANSHIP

We take pride in doing the job right with skill, accountability, and attention to detail

CUSTOMER PARTNERSHIPS

We build enduring relationships through reliability, transparency and results

DATA & ANALYTICS

We turn data into insight to drive better outcomes

INNOVATION

We embrace new ideas and technology to drive innovation and solutions

ITG by the Numbers

Scaled National Platform

10K+
Employees & ITG Subcontractor Network

8K+
Average Daily Work Orders Completed

~$1.2Bn
2025 Revenue

49
U.S. States Served

Strong Financial Profile

~34%
2022-2025 Total Revenue CAGR

~17%
2022-2025 Organic Revenue CAGR

~13%
2025 Adj. EBITDA Margin [1]

~113%
2023-2025 Average Net Revenue Retention Rate

Substantial ~$27Bn TAM [2] Benefitting from Multi-Decade Secular Tailwinds

Sector-Leading Earnings Visibility

Significant Total Backlog

($ in Bn)

~49% Total Backlog Growth
~$1.9
~$2.9
2024
2025

Durable Multi-Year Master Service Agreements

92%
Revenue from Master Service Agreements in 2025

~100%
Estimated Master Service Agreement Renewal Rate

Expansive backlog driving service attachment and **re-occurring Engineering & Maintenance opportunities**

Our End-to-End Service Offerings

- Engineering & Consulting
- Network Maintenance & Upgrades
- Fulfillment & Last Mile Fiber
- Locates

Infrastructure Deployment
Engineering & Maintenance
59%
% of 2025 Revenue
41%

- Wireline Fiber
- Wireless Backhaul
- Utility Infrastructure
- Data Centers

Large installed base and front-end engineering & consulting **drives new multi-year deployment** project awards

~90% average $ **pull-through** from infrastructure deployment into post-deployment Engineering & Maintenance revenue [3]

Information as of December 31, 2025 unless otherwise stated.

1. Represents a non-GAAP measure. Please see "Non-GAAP Financial Measures" and "Summary Consolidated Financial and Other Data - Non-GAAP Financial Measures" for additional information about this non-GAAP measure and a reconciliation to the most comparable GAAP measure
2. Represents 2025 total addressable market for E&M and Infrastructure Deployment service lines
3. Represents expected long-term Engineering & Maintenance revenue as a percentage of initial deployment revenue

Purpose-Built Proprietary Software Platform

FUSE 360

End-to-End System of Record

- Single platform across full operational workflow that optimizes service delivery
- Eliminates fragmented set of multiple tools used by the industry

Proprietary, Embedded, and Scaled Over Time

- Designed by technicians, for technicians
- Built in-house, embedded in all aspects of our operations, and enhanced by years of continuous development

Real-Time, Closed-Loop Intelligence

- Real-time visibility into work status, workforce and fleet utilization, and financial performance
- Enables faster and more effective decision-making vs. traditional systems

Delivering Value to Stakeholders

- Single ecosystem unifies communication between management, business units, field staff, and customers
- Drives significant efficiencies and real-time visibility into our operational performance

Workorder Processing	Quality Control	Financial Reporting	Customer Relationship Management	Learning Management
Fleet Management	Asset Tracking	Job Dispatching	Safety Management	Human Resources

Through and including     , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

ABOUT THIS PROSPECTUS

We, the selling stockholder and the underwriters have not authorized anyone to provide you with information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We, the selling stockholder and the underwriters take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of our Class A common stock offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: we, the selling stockholder and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States.

Organizational Structure

In connection with the closing of this offering, we will undertake certain organizational transactions to reorganize our corporate structure in order to implement an “Up-C” structure. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions described in the section titled “Organizational Structure” and this offering and the application of the proceeds therefrom, which we refer to, collectively, as the “Transactions.” See “Organizational Structure” for a diagram depicting our organizational structure after giving effect to the Transactions.

Presentation of Financial and Operating Data

ITG, Inc. is a Delaware corporation that was incorporated for the purpose of effectuating the Transactions, and ITG Parent is a Delaware limited liability company. The historical consolidated financial information presented in this prospectus is that of ITG, Inc.’s accounting predecessor, ITG Parent. Immediately following the Transactions, ITG, Inc. will be a holding company, and its sole material asset will be a controlling equity interest (both directly and indirectly) in ITG Parent. As the owner of the sole managing member of ITG Parent, ITG, Inc. will operate and control all of the business and affairs of ITG Parent, have the obligation to absorb losses and receive benefits from ITG Parent and, through ITG Parent and its subsidiaries, conduct the business of ITG OpCo. The Transactions lack economic substance under GAAP and therefore will be accounted for in a manner consistent with a reorganization of entities under common control. Please see the section titled “Organizational Structure” and the unaudited pro forma consolidated financial information and the related notes to such financial information included elsewhere in this prospectus for additional information.

Certain Definitions

As used in this prospectus, unless the context otherwise requires:

•	“2022” refers to the fiscal year ended December 31, 2022.

•	“2023” refers to the fiscal year ended December 31, 2023.

•	“2024” refers to the fiscal year ended December 31, 2024.

•	“2025” refers to the fiscal year ended December 31, 2025.

•	“AI” refers to artificial intelligence.

•	“Blocker” refers to ITG Blocker, LLC, a Delaware limited liability company.

•	“BTR” refers to Broadband Technical Resources, Inc.

•	“CAGR” refers to Compound Annual Growth Rate.

•

“Company,” “we,” “us,” “our,” “ITG” and similar references refer, (i) following the consummation of the Transactions, including this offering, to ITG, Inc., and, unless otherwise stated, all of its direct and indirect subsidiaries, including ITG Parent, and (ii) prior to the completion of the Transactions, including this offering, to ITG Parent and, unless otherwise stated, all of its direct and indirect subsidiaries.

•

“Continuing Equity Owners” refers collectively to (i) Oaktree Blocked Fund; and (ii) Oaktree Aggregator and Management Holdings, who are the direct holders of LLC Interests and our Class B common stock immediately following consummation of the Transactions (with Management Holdings being the entity through which our Founders and certain executive officers, employees and their respective permitted transferees indirectly hold LLC Interests), and who may, following the consummation of this offering, exchange, in whole or in part, from time to time, their LLC Interests (along with an equal number of shares of Class B common stock (and such shares of Class B common stock shall be immediately cancelled)) for cash or newly issued shares of our Class A common stock as described in “Certain Relationships and Related Party Transactions—ITG Parent LLC Agreement.”

•	“co-ops” refers to cooperative utilities.

•

“Credit Agreement” refers to the Credit Agreement, dated as of July 9, 2025, by and among ITG OpCo, ITG Purchaser, LLC, certain other loan parties thereto, Banco Santander, S.A., New York Branch, as administrative agent, U.S. Bank National Association, as collateral agent, and the lenders and L/C issuers party thereto from time to time, as amended, supplemented, waived or otherwise modified from time to time.

•	“E&M” refers to our engineering and maintenance service line.

•	“Founders” refers to Peter A. Giacalone, Michael G. Brooks and Christopher Perkins, our founders.

•	“GAAP” refers to generally accepted accounting principles in the United States.

•	“HVAC” refers to heating, ventilation and air conditioning systems.

•	“Intermediate” refers to ITG Intermediate, LLC, a Delaware limited liability company.

•	“ITG Parent” refers to ITG Parent, LLC, a Delaware limited liability company.

•

“ITG Parent LLC Agreement” refers to ITG Parent’s second amended and restated limited liability company agreement, which will become effective substantially concurrently with or prior to the consummation of this offering (as such agreement may be amended pursuant to its terms).

•	“ITG OpCo” refers to ITG Communications, LLC, a Texas limited liability company.

•	“ITG Splitter” refers to ITG Splitter, L.P., a Delaware limited partnership.

•	“LLC Interests” refers to the common units of ITG Parent, including those that we directly or indirectly purchase with a portion of the net proceeds from this offering.

•	“Management Holdings” refers to ITG Management Holdings, LLC, the manager of which is ITG MH Manager, LLC, a Delaware limited liability company.

•	“MSA” refers to master service agreement.

•	“Nasdaq” refers to The Nasdaq Global Select Market.

•	“NTM Backlog” refers to the estimated amount of revenue we expect to realize from services to be performed pursuant to MSAs and other contractual arrangements over the next 12 months.

•	“Oaktree” refers to Oaktree Aggregator, Oaktree Main Fund, Oaktree Blocked Fund, Oaktree GP DE AIF and their affiliates.

•	“Oaktree Aggregator” refers to OCM ITG Aggregator, LLC, a Delaware limited liability company.

•	“Oaktree Blocked Fund” refers to OCM Power VI AIV Holdings (Delaware), L.P., a Delaware limited partnership.

•	“Oaktree GP DE AIF” refers to Oaktree Fund AIF Series, L.P.—Series W, a Delaware limited partnership.

•	“Oaktree Main Fund” refers to Oaktree Power Opportunities Fund VI Master Holdings (Delaware), L.P., a Delaware limited partnership.

•	“PCAOB” refers to the Public Company Accounting Oversight Board (United States).

•	“Revolving Credit Facility” refers to the $185.0 million revolving credit facility provided for under the Credit Agreement.

•	“selling stockholder” refers to Oaktree Blocked Fund.

•	“TAM” refers to total addressable market.

•

“Tax Receivable Agreement” refers to the tax receivable agreement, by and among ITG, Inc., ITG Parent and the TRA Participants, to be entered into upon the consummation of this offering (as such agreement may be amended pursuant to its terms).

•	“Term Loan Facility” refers to the $660.0 million senior secured six-year term loan facility provided for under the Credit Agreement.

•	“Total Backlog” refers to the estimated amount of revenue we expect to realize from services to be performed pursuant to MSAs and other contractual arrangements over their terms.

•	“TRA Participants” refers to the Continuing Equity Owners.

•

“Transactions” refers, collectively, to the organizational transactions as described in “Organizational Structure—Transactions,” including this offering and the application of the net proceeds therefrom.

Trademarks

This prospectus contains references to our trademarks, trade names and service marks, which are protected under applicable intellectual property laws and are our property. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Market and Industry Data

Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position and the markets in which we operate, including our general expectations, addressable market size, market position, market share and market opportunity, is based on information from third-party sources, including independent industry publications and other reports, internal data and management estimates. Management estimates are derived from publicly available information released by independent industry analysts, subscription-based publications and other third-party sources, as well as data from our internal research, and are our good faith estimates based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. This prospectus also contains data and estimates derived from a March 2026 industry report commissioned by us and prepared by Altman Solon US, LP, a third-party strategy consulting firm (the “Altman Solon Report”). The Altman Solon Report does not constitute financial, legal or investment advice. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. Data regarding our industry and our market position and market share within our industry are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, and you are cautioned not to place undue reliance on such information or estimates. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance, are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Non-GAAP Financial Measures

This prospectus contains certain financial measures, including, without limitation, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted Cost of Revenue, Adjusted SG&A, Free Cash Flow and Free Cash Flow Conversion that are not required by, or prepared in accordance with, GAAP. We refer to these measures as “non-GAAP” financial measures and believe these non-GAAP financial measures are useful in evaluating our performance. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. For more information about these non-GAAP financial measures, including a discussion of the material risks and limitations of these measures as well as a reconciliation of these measures to the most directly comparable GAAP measures, please see the sections titled “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

v

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision to purchase shares of our Class A common stock. Before investing in our Class A common stock, you should carefully read this entire prospectus, including the matters set forth under the sections of this prospectus captioned “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements and related notes included elsewhere in this prospectus.

Our Company

We are a preferred provider of mission critical services to the digital and other utility infrastructure industries throughout the United States. We deliver technology-enabled, end-to-end services supporting the planning, design, construction, operation, maintenance and expansion of the broadband networks that have become critical infrastructure and essential to modern life and economic activity.

Demand for our services is growing rapidly. Our revenue has grown at a compound annual growth rate (“CAGR”) of approximately 34% from 2022 to 2025, with organic revenue increasing at a CAGR of approximately 17% over that same period. Our customers are: (i) accelerating the deployment of broadband networks to homes and businesses, (ii) building and upgrading connectivity and infrastructure to support the proliferation of data created by data centers, cloud computing and AI, (iii) upgrading and maintaining existing infrastructure to improve low latency performance and minimize downtime, (iv) outsourcing a growing share of network and utility services to a small number of larger providers for cost and efficiency and (v) accelerating public and private investment to modernize and expand existing networks and other utility infrastructure.

We were founded and are led by seasoned industry veterans with backgrounds beginning as field technicians and extending to successful entrepreneurial and corporate leadership, committed to delivering the highest quality services to our customers. We believe that our national footprint, comprehensive end-to-end service offerings, and proprietary FUSE360 technology platform position us as a partner of choice for leading broadband service providers, fiber providers, wireless carriers, data center operators, and public and private utilities. We also believe that our business operations and intelligence technology platform, FUSE360, delivers real-time visibility into operational and performance metrics and provides our skilled workforce with a comprehensive digital training, safety and operational platform. We complete more than 8,000 average daily work orders across our national footprint, reflecting the scale, density and operational efficiency of our platform. As of December 31, 2025, ITG maintains oversight of a workforce of over 10,000, including approximately 2,900 full-time employees and 7,400 subcontractors, supporting its presence across 49 states and more than 240 field locations.

We operate through two complementary service lines: Engineering & Maintenance and Infrastructure Deployment. Together, these service lines enable us to support the full lifecycle of digital and other utility infrastructure.

•

Engineering & Maintenance (“E&M”). Our E&M service line provides re-occurring, mission-critical services required by network owners to operate, maintain, optimize and expand their infrastructure. Select services include, but are not limited to: (i) planning, design, engineering, site acquisition and permitting to optimize and upgrade existing broadband networks and to develop new routes, (ii) drop-and-bury placement and installation of fiber cables and supporting infrastructure from main distribution lines to the end-user’s home or business, (iii) installation, upgrades and troubleshooting service calls at residential and commercial locations, and (iv) normal-course coaxial and fiber replacements, pole moves and upgrades, line extensions, utility asset locating services, and planned and emergency repair work. E&M represented approximately 65% and 59% of our revenue for 2024 and 2025, respectively.

•

Infrastructure Deployment. Our Infrastructure Deployment service line provides large-scale network and fiber construction services for incumbent carriers, overbuilders, and data center operators and underground civil construction services for public and private utilities. Select services include, but are not limited to, aerial and underground builds, directional boring and trenching, conduit installation and wiring services, and fiber backhaul. Infrastructure Deployment expands the installed base of network infrastructure and typically leads to long-duration E&M-related services, creating a complementary lifecycle revenue flywheel with a multi-decade tail of re-occurring revenue, with approximately 90% incremental revenue “pull-through” over the lifecycle of deployed networks. Infrastructure Deployment represented approximately 35% and 41% of our revenue for 2024 and 2025, respectively.

We maintain long-standing relationships with a diverse customer base that includes broadband service providers, fiber providers, wireless carriers, data center operators, and public and private utilities. Our work is typically performed under long-term contractual agreements such as MSAs, which accounted for approximately 94% and 92% of our revenue in 2024 and 2025, respectively. In many of our markets, we believe we are often the exclusive outsourced services provider for each customer’s network. These partnerships have supported repeat engagements, increased volumes, geographic expansion, and the addition of new service lines as customer needs evolve. We have historically achieved an approximately 100% renewal rate on our master service agreements, underscoring the strength and durability of our customer relationships. As of December 31, 2024 and December 31, 2025, our Total Backlog was approximately $1.9 billion and $2.9 billion, respectively, providing us with long-term, multi-year revenue visibility. As of December 31, 2025, we expected to complete approximately $1.3 billion of this $2.9 billion Total Backlog within the next fiscal year. See “Risk Factors−Risks Related to our Business−Our backlog is subject to cancellation and unexpected adjustments and may not result in actual revenue or profits.”

For the year ended December 31, 2025, we generated approximately $1.2 billion of total revenue, $6.2 million in net income and $148.3 million in Adjusted EBITDA, representing a net income margin of 0.5% and Adjusted EBITDA Margin of 12.8%. See “—Summary Consolidated Financial and Other Data—Non-GAAP Financial Measures” for additional information.

Our Market Opportunity

The digital and other utility infrastructure services market is supported by long-term secular growth drivers. High-speed broadband connectivity has become an essential utility, driving robust data consumption growth. To meet this demand, network owners and data center operators are investing at unprecedented levels to expand, modernize, and maintain their infrastructure. Annual investment in the United States in outsourced engineering and construction services for digital and other utility infrastructure increased from approximately $14.8 billion in 2022 to approximately $26.9 billion in 2025, and is forecasted to grow to approximately $33.2 billion in 2029, according to the Altman Solon Report. These investments are expected to be driven by:

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Continued High-Speed Connectivity Usage and Deployment. High-speed connectivity has become the backbone of modern life and commerce, enabling essential activities and an expanding ecosystem of connected devices. According to OpenVault’s Broadband Usage Report, data usage per household has grown at a 16% CAGR from 2018 to 2025. We believe that this growth will be largely independent of specific technology outcomes and will necessitate continued expansion, upgrading and densification of broadband networks to meet rising data consumption and higher-speed connectivity demands.

Rapid and Consistent Data Consumption Growth

Weighted Average Data Consumed Per Household Subscriber Per Month (Gigabytes)

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FTTH Build-out and Expanding Environment Adoption. According to RVA Market Research and Consulting (“RVA”), approximately 60.5% of households in the United States are currently served by fiber and an estimated 50 million additional connections will be made through 2029. According to the Altman Solon Report, fiber passings in the United States are expected to increase from approximately 100 million in 2025 to approximately 150 million by 2029, with an estimated 10-12 million new passings annually. This growth is increasingly focused on overbuilding existing single-provider markets, contributing to the expansion of multi-provider locations, which will accelerate and increase the addressable market for our services. Today, approximately 16% of premises are served by two or more fiber providers and the number of households with two- and three-plus fiber providers is forecasted to grow at a CAGR of approximately 9.6% and 8.5% from 2025 to 2029, respectively. In parallel, fiber is expanding beyond residential FTTH into broader environments, including data centers, enterprise connectivity, and network densification. Together, these dynamics support sustained investment across last-mile and middle-mile networks, reinforcing a long-duration pipeline of fiber infrastructure demand.

Visible Growth in Fiber Home Passings

Cumulative U.S. Homes Marketed Fiber (in millions)

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Data Centers and AI-Related Requirements. The Generative AI (“GenAI”) and Internet of Things (“IoT”) ecosystems are rapidly evolving, serving as new catalysts for the escalating demand for high-bandwidth connectivity and capacity. With data center capital expenditures projected to exceed $1.3 trillion from 2025 to 2027, expansive new networks will be deployed to handle surging data intensity at each data center, connect data centers to network backbones, and extend and upgrade existing infrastructure closer to end-users at the network’s “edge.” According to RVA, as data consumption rises and workloads become more latency- and capacity-sensitive, route miles will nearly double from approximately 95,000 to approximately 187,000 by 2029. Similarly, RVA estimates that the number of required fiber miles (including multiple strands of fiber), will more than double from approximately 159 million in 2024 to approximately 373 million by 2029. This is driven primarily by new fiber build activity to address capacity constraints and support expanding data center campuses. This new infrastructure deployment will be followed by mission-critical, re-occurring E&M work.

Accelerating Data Center Fiber Growth

Miles of U.S. Data Center Fiber In-Place (in millions)

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Significant and Durable State and Federal Funding Support. Public funding has been a durable and expanding catalyst for broadband infrastructure. Over the past two decades, federal and state programs have consistently supported broadband deployment through a mix of universal service subsidies, rural deployment grants, and targeted infrastructure initiatives, creating a re-occurring source of demand for network construction and related services. The opportunity has expanded materially through the introduction of government-sponsored infrastructure programs such as the Broadband Equity, Access, and Deployment Program (“BEAD”) and the Rural Digital Opportunity Fund (“RDOF”). These programs are further supplementing private investment and expanding the economic viability of fiber deployment in underserved markets to bridge the digital divide. They are expected to provide approximately $63 billion of public investment to bring high-speed connectivity to an estimated 8 million underserved and unserved households, significantly increasing the number of viable locations for network expansion. We believe that these funding sources will drive a multi-year wave of new build activity across the United States, creating immediate demand for design, engineering, and construction services and sustained demand for our re-occurring E&M services.

Significant Investment in Broadband Infrastructure

Cumulative Invested in billions, 2026E - 2029E(1)

Government Programs
$24
19%
$126
Private Funding
$102
81%
BEAD (NTIA) $7
States $10
RDOF (FCC) $7

(1)	For U.S. Cable and Fiber Infrastructure Deployment and E&M outsourced services that ITG offers.

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Expanding Installed Base Generates a Long Tail of Demand for Re-occurring Services. The substantial growth of the installed base of digital and other utility infrastructure creates a tail of long duration re-occurring operations and maintenance work. Once constructed, networks require ongoing fulfillment, routine and emergency maintenance work, and periodic upgrades over their operating lives that often extend multiple decades. Incumbent network owners are also reinvesting in their existing networks to meet end-user demands and to remain competitive. As a result, industry investment in new builds drives not only near-term deployment demand, but also a growing base of highly visible, re-occurring maintenance work that we believe we are well-positioned to capture.

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Accelerating Public and Private Investment in Utility Infrastructure: The utility infrastructure industry has entered a sustained structural shift that will require multiple decades of increased investment. Decades of underinvestment, compounding regulatory mandates, population migration, climate resilience requirements, reshoring and landmark federal legislation (such as the Infrastructure Investment and Jobs Act (“IIJA”) and Inflation Reduction Act (“IRA”)) are converging to create one of the most durable demand environments in the sector’s history. Industry estimates indicate that the United States faces a water and wastewater infrastructure funding gap exceeding $1 trillion over the next two decades, with total projected investment needs—including federal, state, municipal, and private capital—estimated at up to $1.9 trillion over the next decade. Electrification, data center proliferation, reshoring and renewable generation are among the key drivers of unprecedented load growth, necessitating large scale transmission and distribution expansion, grid hardening, modernization, and incremental capital expenditure from electric utilities supported by regulated rate base recovery. Collectively, these dynamics underpin non-discretionary demand and create a compelling opportunity for scaled, well capitalized services providers to capture share across essential infrastructure end-markets. According to the U.S. Department of Transportation’s Pipeline and Hazardous Materials Safety Administration (“PHMSA”), more than 516,000 miles of gas distribution main lines are greater than 55 years old (including of gas distribution main lines of unknown vintage) and in need of repair, rehabilitation or replacement. Infrastructure modernization, accelerating outsourcing trends, stringent regulatory requirements, and on-site gas generation to support rising industrial activity, including data centers, continue to drive demand for services from gas utilities.

We anticipate our addressable market for fiber, data center, cable, wireless, and other utility infrastructure services will grow at a CAGR of 7% from 2025 through 2029 as a result of:

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Continued Vendor Consolidation. Our market is experiencing a structural shift among digital and other utility infrastructure providers, particularly the larger providers, towards consolidating their vendor lists to fewer and more scaled partners capable of managing the service requirements across the entire lifecycle. By consolidating services with a single partner, customers achieve standardized quality of service, increased availability across their footprint, and significant operational efficiencies through simplified vendor management. We believe that this change benefits companies like ours that deliver consistent and high-quality execution on a national scale across a comprehensive portfolio of end-to-end services. Furthermore, the consolidation of vendors has and will continue to encourage M&A activity.

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Greater Outsourcing. Given in-house shortages of skilled labor and overall cost considerations, incumbent utility infrastructure providers are reducing internal operations, maintenance and construction teams and outsourcing a larger percentage of mission-critical deployment, maintenance and operations. This shift is evident in a 21% reduction in employee headcount across the top seven telecommunications companies since 2019. Furthermore, our customers have expanded network builds beyond their historical footprints into markets where they lack internal resources, further increasing reliance on outsourced partners. New entrants such as electric co-ops, private equity-backed start-ups, and hyperscalers rely heavily (or exclusively) on outside expertise for Infrastructure Deployment services and re-occurring E&M work. As competition increases, network operators are increasingly favoring partnerships with scaled, end-to-end service providers, such as ITG, to deliver efficient, consistent and accountable project outcomes that support their financial and operational objectives.

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Scarcity of Skilled-Craft Labor. We expect labor scarcity to emerge as the major bottleneck in fiber deployment. According to the Fiber Broadband Association (“FBA”) and the Power & Communication Contractors Association (“PCCA”), the market will require approximately 28,000 additional broadband construction workers and 30,000 additional broadband technicians in order to execute the current pipeline of federally and state-funded broadband projects. The report expects approximately 119,200 workers to exit the industry over the same time period due to retirement and attrition, implying an approximately 180,000-worker labor shortage by 2032. We believe that the accelerating demand and labor supply mismatch creates a structurally favorable market opportunity for nationally scaled, integrated solutions providers, such as ITG, given our established recruiting, training and retention capabilities and ability to deploy the scarce skilled-craft labor required to meet customer demand.

Our Competitive Strengths

Our business was founded and is led by successful entrepreneurs who began their careers as field technicians and have since built a commercially focused, purpose-built business model. We operate in the highly fragmented digital and other utility infrastructure services industry, where few providers have national scale and competition spans both large multinational firms and regional specialists focused on select geographies and service offerings. We believe that our differentiated capabilities position us to capitalize on growing demand for digital and other utility infrastructure services, as reflected in our growth and margins relative to both large, scaled providers and smaller regional competitors. Competition is often driven by factors such as incumbent relationships, service quality, local execution, pricing, safety, and execution reliability. We combine national scale with a customer-centric operating model and a strong emphasis on engineering and maintenance. Our proprietary systems, underpinned by FUSE360, are designed to enhance visibility, coordination, and execution to promote tailored customer responsiveness. Compared to regional contractors, we offer broader geographic reach, and more robust operational and technology infrastructure, enabling us to capture growth opportunities in a fragmented market and serve as a partner across the network lifecycle. These competitive strengths have and will continue to enable us to grow in excess of our peers.

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Tailored, End-To-End Services Offering. Our end-to-end suite of services addresses the entire network lifecycle and creates a “one-stop” solution for engineering, construction, installation, and maintenance services for broadband service providers, fiber providers, wireless carriers, data center operators, and public and private utilities. Our capabilities extend across fiber and wireless networks and address the full network ecosystem, including last-mile fulfillment, local exchange infrastructure, aerial and underground plant, and commercial and data center fiber applications. We believe that our breadth and integrated suite of offerings uniquely positions us as the only scaled provider with the capability to execute in complex and underserved areas such as last-mile fulfillment and maintenance. These services are operationally intensive, requiring local density, regulatory expertise, and deep familiarity with market-specific conditions, and have historically been fragmented among small, regional providers lacking scale and consistency. By delivering these capabilities through a single, coordinated platform, we simplify vendor management, improve consistency, and accelerate deployment timelines for our customers. We believe that our integrated approach results in higher quality outcomes and lower total costs of ownership, while supporting higher win rates, strong customer retention, and a growing base of re-occurring, higher-margin revenue.

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Comprehensive National Footprint with Deep Local Market Expertise. We are one of the leading service providers to the digital and other utility infrastructure industries with revenue generated in 49 states. As of December 31, 2025, our workforce exceeded 10,000, including approximately 2,900 full-time employees and 7,400 subcontractors. Our workforce coupled with our broad footprint enables us to execute across diverse geographies, allocate resources efficiently to meet demand, and reduce customers’ reliance on multiple vendors. Our scale is complemented by deep local market expertise, with established operations across key regions providing insight into regulatory frameworks, permitting processes, and the network and topographical characteristics that shape deployment strategies. Longstanding relationships with local municipalities, utilities, and other stakeholders allow us to efficiently navigate complex project approvals, mitigate execution risk, and accelerate deployment timelines. Moreover, our route-density within local markets serves as a meaningful competitive advantage. A crew member completes several stops per route, driving higher technician productivity, faster response times, and superior unit economics.

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Longstanding Relationships with Blue-Chip, Repeat Clients and History of Growing Revenues from Existing Clients. We build long-term relationships with our clients from the executive leadership teams to their field-level managers and employees. Over time, we have strategically expanded our capabilities and services across our customers’ geographic footprint to deepen multi-decade relationships with existing blue-chip partners while also capturing business with new customers. We consistently rank at the top of customer performance scorecards, achieving the #1 national ranking in customer satisfaction with Comcast in 2024, 2025, and year-to-date 2026 based on average national provider net promoter scores. We believe that this expansion in both our service scope and our geographic reach, combined with continued vendor consolidation and outsourcing by our long-term customers, have created significant customer “stickiness” and high switching costs. Our gross and net revenue retention for the years 2023, 2024 and 2025 averaged 98% and 113%, respectively, reflecting our ability to both retain and grow revenues from the same clients over time.

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Focus on Re-occurring Engineering and Maintenance Services with Strong Backlog Visibility Across Service Lines. Our business is underpinned by a highly visible and durable revenue model driven by the ongoing re-occurring nature of our services. Our work is typically performed under long-term contractual agreements such as multi-year MSAs, which accounted for approximately 94% and 92% of our revenue in 2024 and 2025, respectively. We have historically achieved an approximately 100% renewal rate on our master service agreements, underscoring the strength and durability of our customer relationships. Moreover, approximately 59% of our revenue in 2025 is derived from our E&M service line, representing a durable and growing base of re-occurring revenue that compounds as the build out of digital infrastructure networks drives a multi-decade network lifecycle and creates substantial incremental revenue opportunities. In our experience, approximately 90% of Infrastructure Deployment revenue is pulled through to long-term E&M engagements, creating a self-reinforcing lifecycle revenue flywheel that compounds over time. Through strategic acquisitions, we have expanded our E&M services, including consulting and design and engineering, to provide a holistic end-to-end offering, which our customers desire. By engaging with customers earlier in the process (including pre-deployment feasibility studies, planning and consulting), we are able to capture revenue earlier in the network lifecycle and significantly increase our competitive positioning for additional work, including our Infrastructure Deployment services and re-occurring operations and maintenance services. Additionally, we believe we are often the exclusive outsourced maintenance and fulfillment provider in each region, which enables strong visibility into each customer’s needs and increased customer retention.

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Purpose-Built FUSE360 Operational Software Enables Scalability and Efficiency. Our operations are powered by FUSE360, a proprietary business operations and intelligence technology platform developed in-house to optimize every aspect of our service delivery. Designed “by technicians, for technicians” and under continuous development since 2016, FUSE360 provides real-time visibility into project and work order status, workforce and fleet utilization, and financial performance, enabling concurrent data-driven decision-making and seamless communication between management, subcontractors, field staff, and customers. The platform integrates critical functions—from recruiting, onboarding, and payroll, to fleet management and quality control, to cost and revenue reporting and billing—into a single ecosystem that drives significant efficiencies and real-time visibility into our operational performance. FUSE360 underpins our ability to scale seamlessly as customer needs and the business continue to evolve while delivering flexible, transferable operational capabilities that enable rapid expansion of new services and markets, including data centers and utilities.

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Exceptional Operational Execution and Service Quality. We emphasize consistent execution, service quality, and customer responsiveness across our operations, which drives our market leadership and customer satisfaction. Our over 10,000 person workforce provides us with the scale, geographic coverage, and operational flexibility required to address customer demand and enables us to mobilize and deploy crews efficiently across markets, execute projects at scale, and deliver an end-to-end service suite to our customers. We have a flexible workforce model that combines comprehensive recruitment, extensive technical and safety training and efficient onboarding to ensure rapid mobilization and consistent service delivery. This approach allows us to scale up or down to meet the resource requirements and rigorous standards of our customers while optimizing the utilization of our employees. We maintain a strong safety culture, with a lost time incident rate (LTIR) of 0.84, reflecting our disciplined training programs and operational rigor.

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Leading Management Team Comprised of Industry Veterans. Our management team has an average of more than 20 years of experience in the digital and other utility infrastructure industry with deep operational expertise and extensive customer, subcontractor and supplier relationships. Many of our executives began their careers as field technicians, extending to successful entrepreneurial and corporate leadership roles, and possess a unique “bottom-up” perspective of the business. This career trajectory within our management team has helped form our organizational culture centered around operational excellence and providing our technicians with the training, tools and resources to deliver high quality services. We have proven our ability to identify market trends, expand our service capabilities and geographic reach, cultivate long-term customer partnerships, scale significantly operationally, recruit and retain talent, and integrate strategic acquisitions—all of which has been instrumental in executing our strategic vision, delivering financial results consistently ahead of peers and positioning us for continued growth.

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Proven, Targeted Acquisition Strategy and Integration Capability. We have a successful track record of acquiring and integrating businesses to expand our service offerings and geographic reach. We have completed 22 acquisitions since 2019, the majority of which were completed on a bilateral basis rather than through a competitive process. We believe that we are recognized as an “acquiror of choice” for sellers within the industry based on our history of transacting professionally and transparently, track record of driving substantial growth for the acquired companies, and creating new opportunities for our acquired employees. Based on our experience, these companies are often interested in selling to us specifically because of our culture, track record of success, national scale and offerings. We have established a disciplined and repeatable integration playbook, which migrates the target company’s operations onto FUSE360 quickly following the closing of the acquisition. As a result, we are able to immediately achieve certain cost synergies such as IT systems, fleet, insurance and benefits. Since 2019 and across 22 acquisitions, these cost synergies have represented approximately 598 basis points of target company’s last twelve months of revenues, contributing to an average synergized acquisition multiple of less than 3x LTM Adjusted EBITDA. This process also enables the acquired business to quickly leverage the power of the broader ITG platform to drive growth initiatives and realize additional margin expansion.

Our Growth Strategies

Our growth strategy is focused on expanding our role as a digital and other utility infrastructure services platform by increasing lifecycle attachment with existing customers, broadening our customer base, and selectively extending our service capabilities. In addition, we are expanding into high-growth adjacent infrastructure end-markets, including data center connectivity, wireless infrastructure and utility distribution services. We are committed to operational excellence and are focused on driving superior execution across the entire infrastructure lifecycle while deepening our integration with customers to ensure long-term relationships. The key elements of our growth strategy include:

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Execute On Our Backlog and Increase Our Wallet Share With Existing Customers. We intend to drive continued growth by leveraging our record Total Backlog of approximately $2.9 billion, as of December 31, 2025, and capitalizing on deep-seated relationships with our blue-chip customer base. Our end-to-end service model focuses on increasing wallet share through a proven cross-selling strategy, converting initial Infrastructure Deployment work into long-term, re-occurring E&M revenue streams and vice versa. By utilizing our integrated service capabilities and national scale, we are well-positioned to provide a comprehensive end-user experience, and network densification and expansion initiatives—while ensuring we capture revenue across the entire digital and other utility infrastructure lifecycle. We intend to continue scaling our comprehensive portfolio of services nationally, capitalizing on the fragmentation within the current vendor landscape to become the preferred provider across our existing footprint.

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Win New Customers. We are actively diversifying our customer base by leveraging our national scale and end-to-end capabilities to win new customers. Since 2021, we have repeatedly won new contracts and have more than doubled our customer base. As BEAD and other government funding for underserved markets accelerates, we are strategically positioned to target and serve rural operators and regional providers that would benefit from our full lifecycle services. We also plan on expanding our municipal intelligent transportation systems (“ITS”) and wireless infrastructure clients, which would add attractive re-occurring E&M revenues. According to the Altman Solon Report, the market for wireless infrastructure engineering and maintenance services in 2025 is estimated to be approximately $5.0 billion.

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Expand Data Center Services in Scope. We are capitalizing on secular tailwinds in data consumption and GenAI by expanding our service footprint within the data center end-market. Leveraging established relationships with fiber operators who are building metro and long-haul fiber, and with hyperscale operators, we are expanding services across fiber-to-the-data center (“FTTDC”) construction, campus interconnectivity, and re-occurring maintenance. The scope of work required for

FTTDC deployment, including engineering, conduit placement, cabling, route-engineering, and splicing is highly transferable from our established capabilities supporting broadband and last-mile fiber networks. Leveraging this overlap in labor skills, equipment, and project management processes will enable us to continue capturing opportunities in the rapidly expanding FTTDC market. According to the Altman Solon Report, annual investment in data center wireline infrastructure is forecasted to grow from approximately $4.7 billion in 2025 to approximately $6.8 billion in 2029. Additionally, we are continuously evaluating service line expansion opportunities to include other critical inside-the-data-center services such as low and medium voltage power distribution, low voltage signaling, monitoring and management systems, fiber splicing, mechanical construction, building automation, back-up power, uninterruptable power systems, and HVAC solutions.

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Further Expand into Power, Gas, Water, and Other Utility Markets. We believe that our core operational capabilities, competitive strengths and value proposition would be attractive and transferable to other utility asset owners, including, but not limited to, power, gas and water utilities. We currently provide certain infrastructure deployment services to both power and water utilities or asset owners and are currently pursuing a robust pipeline of opportunities within the utility infrastructure space, which includes the design, construction, and maintenance of underground utility assets. We plan to expand organically and through acquisition to other end-markets over time. According to the Altman Solon Report, these adjacencies include in 2025 approximately $4.0 billion of water and gas utility infrastructure services and approximately $14.0 billion of electric utility distribution contracting. We believe these markets leverage similar service capabilities and benefit from our existing customer relationships and scalable operating platform.

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Continue Strategic and Synergistic M&A. Since 2019 we have completed and integrated 22 acquisitions into our platform. Strategic acquisitions benefit our existing business by accelerating growth, deepening and expanding customer relationships, expanding service capabilities, and complementing our operations; this has been and remains a core pillar of our growth. Our strategy is to acquire companies that have a reputation for service quality, are operated by seasoned professionals, and would benefit from our operating platform, including expanded services, added customers and FUSE360. We continue to advance a robust pipeline of strategic acquisition opportunities representing approximately $500 million of potential acquired revenue.

Summary Risk Factors

Our business and our ability to execute our strategy are subject to many risks. Before making a decision to invest in our Class A common stock, you should carefully consider all of the risks and uncertainties described in the section of this prospectus captioned “Risk Factors” and all of the other information in this prospectus. If risks or uncertainties materialize, our business, results of operations, financial condition or prospects could be adversely affected, potentially in a material way which could result in a partial or complete loss of your investment. These risks include, but are not limited to, the following:

Risks Related to our Business

•	We operate in a highly competitive industry, and competitive pressures could materially and adversely affect our business.

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We derived 68% and 60% of our total revenues from our top two customers for 2024 and 2025, respectively, and the loss of either or both of these customers, or the impairment of the financial condition of one or more of our customers affecting their ability to pay us on a timely basis, could adversely affect our revenues, results of operations, and liquidity.

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Unfavorable market conditions, including rising or elevated levels of inflation or interest rates, enacted or threatened changes to tariffs and/or trade policies affecting macroeconomic conditions, as well as the industries we serve and related projects and expenditures, access to capital, material and costs, supply chain disruptions or political, regulatory or market uncertainty, including economic downturns and heightened geopolitical tensions and conflicts, could reduce capital expenditures in the industries we serve or could adversely affect our customers and result in decreased demand for our services.

•	Seasonality and adverse weather conditions affect demand for our services.

•	Our backlog is subject to cancellation and unexpected adjustments and may not result in actual revenue or profits.

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Inaccurate cost estimates on our contracts or cost overruns caused by a variety of circumstances could reduce our profit margins, cause us to incur losses under such contracts or harm our reputation, any of which could adversely affect our profitability, results of operations and cash flows.

Risks Related to Growth and Acquisitions

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As a growing company with a relatively limited operating history at our current scale, we face various risks, uncertainties, expenses and difficulties. Our business is dependent on our ability to effectively develop, maintain and scale our platform.

•	We may be unsuccessful at generating internal growth, which may materially and adversely affect our ability to expand our operations or grow our business.

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We may pursue acquisitions and strategic investments which involve risks, including the diversion of financial and management resources and the integration of acquired businesses into our operations, which, if unsuccessful, could cause us to experience operational challenges and/or negatively affect our operating results, cash flows and liquidity and may not enhance stockholder value.

Risks Related to Indebtedness

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As of December 31, 2025, we had $690.0 million of borrowings outstanding, excluding approximately $88.3 million of equipment loans. Our outstanding debt and debt service requirements could adversely affect our business, financial condition and results of operations or could affect our ability to access capital markets in the future. In addition, our debt contains restrictive covenants that may prevent us from engaging in transactions that might benefit us.

Risks Related to Legal, Compliance and Regulatory Matters

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Project performance issues, including those caused by third parties, or certain contractual obligations may result in additional costs to us, reductions or delays in revenues or the payment of penalties, including liquidated damages.

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Our failure to comply with various laws and regulations related to the construction and operation of utilities, employment licensing and the operation of our fleet of commercial motor vehicles could result in significant liabilities.

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If we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

Risks Related to Intellectual Property

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If we fail to adequately protect our intellectual property or technology (including any later developed or acquired intellectual property or technology), our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Risks Related to Our Organizational Structure

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We will be a holding company and our principal asset after completion of the Transactions will be direct and indirect ownership of the LLC Interests and, accordingly, we will be dependent upon ITG Parent and its consolidated subsidiaries for our results of operations, cash flows and distributions.

•	Conflicts of interest could arise between our stockholders and the Continuing Equity Owners, which may impede business decisions that could benefit our stockholders.

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We will be required to make payments under the Tax Receivable Agreement to the TRA Participants and the amounts of such payments could be significant. Other holders of our Class A common stock will not receive such payments. We expect that the amount of the cash payments we will be required to make under the Tax Receivable Agreement will be substantial. Assuming there are no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, and assuming all exchanges or redemptions would occur immediately after the initial public offering, based on the assumed initial public offering price of $20.50 per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we would be required to pay approximately $346.2 million over the fifteen-year period from the date of this offering.

Risks Related to This Offering and Our Class A Common Stock

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The Continuing Equity Owners will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

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Following the offering, we will be classified as a “controlled company,” and as a result, we will qualify for, but do not intend to rely on, exemptions from certain corporate governance requirements, including the requirement that a majority of our board of directors consist of independent directors, the requirement that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, the requirement that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and the requirement that we perform annual performance evaluations of the nominating and corporate governance and compensation committees. In the event that we elect to rely on these exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to such requirements. In addition, the Continuing Equity Owners’ interests may conflict with our interests and the interests of other stockholders.

•	The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers.

•	We cannot assure you that the price of our Class A common stock will not decline or not be subject to significant volatility after this offering.

Summary of the Transactions

ITG, Inc., a Delaware corporation, was incorporated on January 15, 2026 and is the issuer of the Class A common stock offered by this prospectus.

Prior to this offering, all of our business operations were conducted through ITG Parent and its direct and indirect subsidiaries.

Prior to the consummation of the Transactions, we expect there will initially be one holder of common stock of ITG, Inc. We will consummate the following organizational transactions in connection with this offering:

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ITG Splitter, L.P., a Delaware limited partnership (“ITG Splitter”) (which, prior to the consummation of the Transactions, is the entity through which Blocker, Oaktree GP DE AIF and Oaktree Main Fund hold their equity interests in ITG Parent), will distribute its LLC Interests in ITG Parent to Blocker, Oaktree GP DE AIF and Oaktree Main Fund (as well as an affiliate of Oaktree Main Fund, which would in turn contribute the LLC Interests that it receives to Oaktree Main Fund);

•	Oaktree GP DE AIF and Oaktree Main Fund will in turn contribute the LLC Interests that they receive to Oaktree Aggregator;

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Blocker, Oaktree Aggregator and Management Holdings will enter into the ITG Parent LLC Agreement, which will become effective substantially concurrently with or prior to the consummation of this offering, to, among other things, (1) recapitalize all existing ownership interests in ITG Parent into 101,718,194 LLC Interests, (2) appoint Blocker as the sole managing member of ITG Parent and (3) provide that the holders of LLC Interests and our Class B common stock immediately following consummation of the Transactions, including certain of the Continuing Equity Owners, are entitled to exchange their LLC Interests, together with an equal number of shares of Class B common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash;

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we will amend and restate ITG, Inc.’s certificate of incorporation to, among other things, provide (1) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally, and (2) for Class B common stock, with each share of our Class B common stock entitling its holder to one vote per share on all matters presented to our stockholders generally but without economic rights, and that shares of our Class B common stock may only be held by the Continuing Equity Owners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B Common Stock”;

•

ITG, Inc. will acquire an indirect interest in the LLC Interests held by Blocker, by means of one or more mergers (the “Blocker Merger”) involving Blocker and wholly owned subsidiaries of ITG, Inc. (including Intermediate), and will issue to Oaktree Blocked Fund 26,350,046 shares of our Class A common stock and rights under the Tax Receivable Agreement as consideration in the Blocker Merger, and, as a result of the Blocker Merger, Intermediate will inherit Blocker’s status as the sole managing member of ITG Parent;

•

we will issue 75,368,148 shares of our Class B common stock to certain of the Continuing Equity Owners, which is equal to the number of LLC Interests held by such Continuing Equity Owners, for nominal consideration;

•

we will issue 19,512,196 shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $361.0 million (or approximately $417.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments) based upon an assumed initial public offering price of $20.50 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), less the underwriting discounts and commissions and estimated offering expenses payable by us;

•

ITG, Inc. will contribute the net proceeds from this offering to Intermediate, which will use such net proceeds to purchase 19,512,196 LLC Interests from ITG Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions;

•

ITG Parent will use the net proceeds it receives from the sale of LLC Interests to Intermediate to repay approximately $120.0 million in aggregate principal amount of borrowings currently outstanding under the Revolving Credit Facility and approximately $241.0 million in aggregate principal amount of borrowings outstanding under the Term Loan Facility and, to the extent of any remaining net proceeds, for general corporate purposes to support the growth of the business, as described in “Use of Proceeds”;

•

In the event that the underwriters exercise their option to purchase additional shares of Class A common stock to cover over-allotments, ITG, Inc. will use the net proceeds it receives from such sale to purchase up to 2,168,635 LLC Interests directly from ITG Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions;

•

ITG Parent will use the net proceeds it receives from the sale of LLC Interests directly to ITG, Inc. to redeem up to 2,168,635 LLC Interests from certain of the Continuing Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less applicable underwriting discounts and commissions (and ITG, Inc. will cancel a corresponding number of shares of Class B common stock held by the Continuing Equity Owners) as described in “Use of Proceeds”; and

•

ITG, Inc. will enter into (1) the Stockholders Agreement (as defined below) with the Continuing Equity Owners, (2) the Registration Rights Agreement (as defined below) with the Continuing Equity Owners and (3) the Tax Receivable Agreement with the TRA Participants. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Prior to the consummation of the organizational transactions described above, we expect that our board of directors will determine that the Class D units and Class X units issued prior to December 31, 2025 will be deemed to have vested. As a result of this determination, 8,570,653 Class D units and 3,500,000 Class X units issued to various directors, officers, and employees of ITG Parent will be deemed to have vested.

Immediately following the consummation of the Transactions (including this offering):

•

ITG, Inc. will be a holding company and its principal assets will consist of all of the limited liability company interests of Intermediate. Intermediate will directly own LLC Interests it acquires as a result of the Blocker Merger and from ITG Parent with the net proceeds from this offering. ITG, Inc. will directly or indirectly own approximately 45,862,242 LLC Interests of ITG Parent, representing approximately 37.83% of the economic interest in ITG Parent (or approximately 48,030,877 LLC Interests of ITG Parent, representing approximately 39.62% of the economic interest in ITG Parent, if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments);

•

In the event that the underwriters exercise their option to purchase additional shares of Class A common stock to cover over-allotments, ITG, Inc. will also own the LLC Interests it acquires from ITG Parent (in connection with the redemption of LLC Interests from certain of the Continuing Equity Owners with the net proceeds therefrom);

•	Intermediate will be the sole managing member of ITG Parent and will control the business and affairs of ITG Parent and its direct and indirect subsidiaries;

•

the Continuing Equity Owners (other than Oaktree Blocked Fund) will own (1) 75,368,148 LLC Interests of ITG Parent, representing approximately 62.17% of the economic interest in ITG Parent and (2) 75,368,148 shares of Class B common stock of ITG, Inc., representing approximately 62.17% of the combined voting power of all of ITG, Inc.’s common stock (or (1) 73,199,513 LLC Interests of ITG Parent, representing approximately 60.38% of the economic interest in ITG Parent and (2) 73,199,513 shares of Class B common stock of ITG, Inc., representing approximately 60.38% of the combined voting power of all of ITG, Inc.’s common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments);

•

Oaktree Blocked Fund (1) will own 26,350,046 shares of Class A common stock of ITG, Inc. (or 25,591,852 shares of Class A common stock of ITG, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments), representing approximately 21.74% of the combined voting power of all of ITG, Inc.’s common stock and approximately 21.74% of the economic interest in ITG, Inc. (or approximately 21.11% of the combined voting power and approximately 21.11% of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments), and (2) through ITG, Inc.’s direct and/or indirect ownership of LLC Interests, indirectly will hold approximately 21.74% of the economic interest in ITG Parent (or approximately 21.11% of the economic interest in ITG Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments); and

•

the purchasers in this offering (1) will own 19,512,196 shares of Class A common stock of ITG, Inc. (or 22,439,025 shares of Class A common stock of ITG, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments), representing approximately 16.10% of the combined voting power of all of ITG, Inc.’s common stock and approximately 16.10% of the economic interest in ITG, Inc. (or approximately 18.51% of the combined voting power and approximately 18.51% of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments), and (2) through ITG, Inc.’s direct and/or indirect ownership of LLC Interests, indirectly will hold approximately 16.10% of the economic interest in ITG Parent (or approximately 18.51% of the economic interest in ITG Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments).

Ownership Structure

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Oaktree

Oaktree is a leader among global investment managers specializing in alternative investments, with $224 billion in assets under management as of March 31, 2026. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in credit, equity and real estate. The firm has more than 1,500 employees and offices in 26 cities worldwide.

Corporate Information

ITG, Inc., the issuer of the Class A common stock in this offering, was incorporated as a Delaware corporation on January 15, 2026. Our principal executive offices are located at 2400 E Commercial Blvd

Ste 1000, Fort Lauderdale, Florida 33308 and our telephone number is (615) 447-5347. Our principal website address is www.itgcomm.com. We have included our website address in this prospectus solely as an inactive textual reference and information contained in, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. In particular, an emerging growth company is not required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•

provide certain disclosures regarding executive compensation required of larger public companies or hold stockholder advisory votes on executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act; or

•	obtain stockholder approval of any golden parachute payments not previously approved.

In addition, under Section 107 of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our consolidated financial statements may not be comparable to companies that elect not to opt out of this exemption and therefore do not comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission (the “SEC”). We may choose to take advantage of some but not all of these reduced reporting burdens.

Implications of Being a Controlled Company

Upon completion of this offering, Continuing Equity Owners will continue to beneficially own more than 50% of the voting power of our outstanding common stock. As a result, we qualify for, but do not intend to rely on, the “controlled company” exemptions under the rules of Nasdaq, including exemptions from certain of the corporate governance listing requirements, but may do so in the future. A controlled company is not required to have a majority of independent directors or form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to rules that require us to have an audit committee composed entirely of independent directors, subject to the “phase-in” rules applicable to newly public companies. Under the “phase-in” rules, we are required to have at least three independent directors on our audit committee within one year of the effectiveness of the registration statement of which this prospectus forms a part. We expect to have six independent directors upon the completion of this offering. See “Management—Controlled Company Exemption,” “Principal and Selling Stockholder” and “Certain Relationships and Related Party Transactions.”

THE OFFERING

Issuer	ITG, Inc.

Class A Common Stock Offered by Us	19,512,196 shares.

Underwriters’ Option to Purchase Additional Shares of Class A Common Stock from Us	Up to 2,168,635 shares.

Underwriters’ Option to Purchase Additional Shares of Class A Common Stock from the Selling Stockholder	Up to 758,194 shares.

Shares of Class A Common Stock to be Outstanding Immediately After This Offering	45,862,242 shares (or 48,030,877 shares if the underwriters exercise in full their option to purchase additional shares to cover over-allotments), representing approximately 37.83% of the combined voting power of all of ITG, Inc.’s common stock, 100.0 % of the economic interest in ITG, Inc. and 37.83% of the indirect economic interest in ITG Parent (or approximately 39.62% of the indirect economic interest in ITG Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments).

Shares of Class B Common Stock to be Outstanding Immediately After This Offering	75,368,148 shares, representing approximately 62.17% of the combined voting power of all of ITG, Inc.’s common stock (or approximately 60.38% if the underwriters exercise in full their option to purchase additional shares to cover over-allotments) and no economic interest in ITG, Inc.

LLC Interests to be Held Directly or Indirectly by Us Immediately After This Offering	45,862,242 LLC Interests, representing approximately 37.83% of the economic interest in ITG Parent (or approximately 39.62% if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments).

LLC Interests to be Held Indirectly by the Selling Stockholder Immediately After This Offering	26,350,046 LLC Interests, representing approximately 21.74% of the economic interest in ITG Parent (or approximately 21.11% of the economic interest in ITG Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments).

LLC Interests to be Held Directly or Indirectly by the Continuing Equity Owners Immediately After This Offering	101,718,194 LLC Interests, representing approximately 83.90% of the economic interest in ITG Parent (or approximately 81.49% if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments).

Ratio of Shares of Class A Common Stock to LLC Interests	Our amended and restated certificate of incorporation and the ITG Parent LLC Agreement will require that we and ITG Parent at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests directly or indirectly owned by us, except as otherwise determined by us.

Ratio of Shares of Class B Common Stock to LLC Interests	Our amended and restated certificate of incorporation and the ITG Parent LLC Agreement will require that we and ITG Parent at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing Equity Owners and their respective permitted transferees and the number of LLC Interests owned by the Continuing Equity Owners and their respective permitted transferees, except as otherwise determined by us. Immediately after the Transactions, the Continuing Equity Owners will together own 100% of the outstanding shares of our Class B common stock.

Permitted Holders of Shares of Class B Common Stock	Only the Continuing Equity Owners and their respective permitted transferees of Class B common stock as described in this prospectus will be permitted to hold shares of our Class B common stock. Shares of Class B common stock are transferable for shares of Class A common stock only together with an equal number of LLC Interests. See “Certain Relationships and Related Party Transactions—ITG Parent LLC Agreement.”

Voting Rights	Holders of shares of our Class A common stock and our Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or our amended and restated certificate of incorporation. Each share of our Class A common stock entitles its holders to one vote per share, and each share of our Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally. See “Description of Capital Stock.”

Redemption Rights of Holders of LLC Interests

The Continuing Equity Owners may, subject to certain exceptions, from time to time at each of their options, require ITG Parent to redeem all or a portion of their LLC Interests in exchange for, at our election (determined solely by a majority of our directors who are disinterested), newly issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume-weighted average market price of one share of our Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the ITG Parent LLC Agreement; provided that, at our election (determined solely by a majority of our directors who are disinterested), we may effect a direct exchange by ITG, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—ITG Parent LLC Agreement.” Simultaneously with the payment of cash or shares of Class A common stock, as applicable, in connection with a redemption or exchange of LLC

Interests pursuant to the terms of the ITG Parent LLC Agreement, a number of shares of our Class B common stock registered in the name of the redeeming or exchanging Continuing Equity Owner will automatically be transferred to the Company and will be cancelled for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged.

Tax Receivable Agreement	We intend to enter into the Tax Receivable Agreement with the TRA Participants substantially concurrently with or prior to the consummation of this offering. Under the Tax Receivable Agreement, we generally will be required to make cash payments to the TRA Participants equal to, in the aggregate, 85% of the amount of tax savings that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) our allocable share of existing tax basis attributable to our acquisition or ownership of LLC Interests in connection with this offering, (ii) certain tax attributes we will acquire from the Blocker in the Blocker Merger (including net operating losses and the Blocker’s allocable share of existing tax basis), (iii) increases in our allocable share of then existing tax basis, and certain adjustments to the tax basis of the assets of ITG Parent and its subsidiaries, as a result of actual or deemed sales or exchanges of LLC Interests in connection with this offering, if any, and future redemptions or exchanges of LLC Interests, (iv) imputed interest arising from any payments we make under the Tax Receivable Agreement and (v) certain other tax benefits related to entering into the Tax Receivable Agreement, including certain payments made under the Tax Receivable Agreement. Our payment obligations under the Tax Receivable Agreement are not conditioned upon any of the TRA Participants maintaining a continued ownership interest in us or ITG Parent and the rights of the TRA Participants under the Tax Receivable Agreement will be assignable. The actual amount of the tax attributes, as well as any amounts paid to the TRA Participants under the Tax Receivable Agreement, will vary depending on a number of factors, including the timing of any future redemptions or exchanges, the price of shares of our Class A common stock at the time of any future redemptions or exchanges, the extent to which such redemptions and exchanges are taxable, the amount of Blocker tax attributes and timing of our income and applicable tax rates. The payment obligations under the Tax Receivable Agreement are obligations of ITG, Inc. and not of ITG Parent. We expect that the aggregate payments that we will be required to make to the TRA Participants under the Tax Receivable Agreement will be substantial. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Conflicts of Interest

Because affiliates of Santander US Capital Markets LLC, Truist Securities, Inc. and Capital One Securities, Inc. are lenders under our Revolving Credit Facility and/or Term Loan Facility and will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under the Revolving Credit Facility and/or Term Loan Facility, each of Santander US Capital Markets LLC, Truist Securities, Inc. and Capital One Securities, Inc. is deemed to have a

“conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest. See “Underwriting (Conflicts of Interest).

Use of Proceeds	We expect to receive approximately $361.0 million based on an assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

ITG, Inc. intends to use the net proceeds from this offering to repay approximately $120.0 million in aggregate principal amount of borrowings currently outstanding under the Revolving Credit Facility and approximately $241.0 million in aggregate principal amount of borrowings outstanding under the Term Loan Facility and, to the extent of any remaining net proceeds, for general corporate purposes to support the growth of the business.

In the event that the underwriters exercise their option to purchase additional shares of Class A common stock to cover over-allotments, ITG, Inc. intends to use any net proceeds it receives from such sale to purchase up to 2,168,635 LLC Interests of ITG Parent, at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less applicable underwriting discounts and commissions, and ITG Parent intends to use the net proceeds it receives from the sale of such LLC Interests to ITG, Inc. to redeem up to 2,168,635 LLC Interests from certain of the Continuing Equity Owners.

We will not receive any proceeds from the sale of our Class A common stock by the selling stockholder. We will, however, bear the costs associated with the sale of shares of Class A common stock by the selling stockholder, other than underwriting discounts and commissions.

ITG Parent will bear or reimburse ITG, Inc. for all of the expenses of this offering.

See “Use of Proceeds.”

Controlled Company

Upon completion of this offering, the Continuing Equity Owners will continue to beneficially own more than 50.0% of the voting power of our outstanding common stock. As a result, we qualify for, but do not intend to rely on, the “controlled company” exemptions under the rules of Nasdaq, but may do so in the future, including exemptions from certain of the corporate governance listing requirements including the requirement that a majority of our board of directors consist of independent directors, the requirement that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, the requirement that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and the requirement that we perform annual performance evaluations of the nominating and corporate governance and compensation committees. See “Management—Controlled Company Exemption,” “Principal and Selling Stockholder” and “Certain Relationships and Related Party Transactions.”

Dividend Policy	We did not declare any dividends in 2024. In 2025, we made one special distribution of $226.1 million to members of ITG Parent. We currently do not anticipate paying any cash dividends after this offering and for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to make payments under the Tax Receivable Agreement, repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our obligations under the Tax Receivable Agreement, restrictions in our and our subsidiaries’ organizational documents, our current and future debt instruments, our future earnings, capital requirements, financial condition, prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits. The shares of Class B common stock shall not be entitled to any cash distributions or dividends. See “Dividend Policy.”

Listing	We have applied to list our Class A common stock on Nasdaq under the symbol “ITG.”

Directed Share Program

At our request, Morgan Stanley & Co. LLC (the “DSP Underwriter”) has reserved up to 5% of the shares of Class A common stock to be issued by us and offered by this prospectus for sale, excluding the additional shares that the underwriters have an option to purchase from us and the selling stockholder to cover over-allotments, at the initial public offering price, to certain friends and family of our Continuing Equity Owners, officers, directors, employees and certain related persons. The DSP Underwriter will receive the same underwriting discount on any shares purchased pursuant to this program as they will on any other shares sold to the public in this offering. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any directed shares not purchased will be offered by the DSP Underwriter to the general public on the same basis as all other shares offered by this prospectus.

Shares purchased through the directed share program will not be subject to lock-up restrictions with the underwriters, except in the case of shares purchased by any of our directors or executive officers. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to the shares of Class A common stock sold pursuant to the directed share program.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Unless we specifically state otherwise or the context otherwise requires, the share information in this prospectus:

•	assumes an initial public offering price of $20.50 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus;

•

assumes no exercise of the underwriters’ option to purchase up to an additional 2,168,635 shares of Class A common stock from us and an additional 758,194 shares of Class A common stock from the selling stockholder in this offering;

•

assumes no purchase of shares of Class A common stock in this offering by directors, officers or existing stockholders (including pursuant to such person’s participation in our directed share program); and

•

does not reflect the issuance of any shares of Class A common stock outstanding at the closing of this offering (on a fully diluted basis) that are reserved for future grants or sale under our new Incentive Plan (as defined below).

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present summary historical consolidated financial data for ITG Parent and its subsidiaries as of the dates and for the periods indicated, as well as certain pro forma financial data of ITG Parent and ITG, Inc. The summary consolidated statements of operations data and statements of cash flows data for the three months ended March 31, 2026 and 2025 and the summary consolidated balance sheet data as of March 31, 2026 are derived from the unaudited condensed consolidated financial statements of ITG Parent included elsewhere in this prospectus. The summary consolidated statements of operations data and statements of cash flows data for the years ended December 31, 2024 and 2025 and the summary consolidated balance sheet data as of December 31, 2024 and 2025 are derived from the audited consolidated financial statements of ITG Parent included elsewhere in this prospectus. The summary financial data for the years ended December 31, 2022 and 2023 were derived from financial statements prepared by the management of ITG Parent and not subject to an audit under the standards of the PCAOB.

Historically, our business has been operated through ITG Parent, together with its subsidiaries. ITG, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of this offering, all of our business will continue to be conducted through ITG Parent, together with its subsidiaries, and the financial results of ITG Parent will be consolidated in our financial statements. ITG, Inc. will be a holding company whose sole material asset will be direct and indirect ownership of the LLC Interests in ITG Parent, which indirectly owns ITG OpCo. For more information regarding the organizational transactions and holding company structure, see “Organizational Structure.”

The summary unaudited pro forma consolidated balance sheet as of March 31, 2026 presents the consolidated financial position of ITG, Inc. after giving pro forma effect to the Transactions as if such transactions had occurred as of March 31, 2026. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2025 and the three months ended March 31, 2026 presents the consolidated results of operations of ITG, Inc. after giving pro forma effect to the Transactions as if such transactions had occurred on January 1, 2025. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the Transactions, excluding this offering, and as further adjusted for this offering, on the historical financial information of ITG Parent. The unaudited pro forma consolidated financial information is subject to change based on the actual initial public offering price, the number of shares of Class A common stock sold in this offering, and other terms of this offering determined at pricing. The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of ITG, Inc. that would have occurred had it operated according to the organizational structure set forth herein to be in place post-offering as a standalone public company during the periods presented.

The summary of our consolidated financial data set forth below and the pro forma financial data should be read together with our consolidated financial statements and the related notes, as well as the sections captioned “Unaudited Pro Forma Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	ITG Parent				ITG, Inc. Pro Forma
(in thousands)	For the Year Ended December 31, 2024	For the Year Ended December 31, 2025	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2026	For the Year Ended December 31, 2025	For the Three Months Ended March 31, 2026
Consolidated Statement of Operations Data:
Revenue	$997,996	$1,154,857	$225,387	$333,922	$1,154,857	$333,922

Cost of revenue, excluding depreciation and amortization	805,974	953,119	186,605	281,066	953,119	281,066
Selling, general and administrative expenses	52,282	75,870	14,782	25,572	92,708	24,559
Depreciation and amortization	50,959	60,553	13,257	20,425	60,553	20,425
Change in fair value of contingent liabilities	21,134	3,053	167	1,886	3,053	1,886

Total	930,349	1,092,595	214,811	328,949	1,109,433	327,936

Interest expense	(30,466)	(47,905)	(6,826)	(18,225)	(34,044)	(8,768)
Other expense, net	(1,467)	(4,049)	(988)	(919)	(4,049)	(919)

Income (loss) before provision for income taxes	35,714	10,308	2,762	(14,171)	7,331	(3,701)
Provision for income taxes	7,434	4,094	1,184	(1,013)	1,163	(587)

Net income (loss)	$28,280	$6,214	$1,578	$(13,158)	$6,168	$(3,114)

	ITG Parent		ITG, Inc.	ITG, Inc. Pro Forma
(in thousands)	As of December 31,		As of March 31,	As of March 31,
	2024	2025	2026	2026
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,367	$3,719	$1,626	$1,626
Total assets	$721,903	$975,837	$1,003,340	$1,006,116
Total liabilities	$454,534	$932,092	$971,785	$638,664
Members’ equity	$267,369	$43,745	$31,555	$367,452

	ITG Parent
(in thousands)	For the Year Ended December 31, 2024	For the Year Ended December 31, 2025	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2026
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$39,608	$12,292	$31,803	$(18,792)
Net cash used in investing activities	$(114,015)	$(163,378)	$(15,928)	$(8,227)
Net cash provided by financing activities	$67,084	$147,438	$2,398	$24,926

	ITG Parent
(in thousands, except for percentages)	For the Year Ended December 31, 2022	For the Year Ended December 31, 2023	For the Year Ended December 31, 2024	For the Year Ended December 31, 2025	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2026
	(unaudited)	(unaudited)
Other Financial Data:
Adjusted EBITDA(1)	$62,567	$90,640	$144,435	$148,341	$27,408	$36,221
Adjusted EBITDA Margin(2)	13.0%	13.7%	14.5%	12.8%	12.2%	10.8%
Free Cash Flow(3)	$45,746	$64,680	$114,426	$91,093	$14,944	$27,692
Free Cash Flow Conversion(4)	73.1%	71.4%	79.2%	61.4%	54.5%	76.5%
Adjusted Gross Profit(5)	$87,781	$122,945	$192,022	$210,161	$39,644	$58,325
Adjusted Gross Profit Margin(6)	18.2%	18.6%	19.2%	18.2%	17.6%	17.5%
Adjusted Cost of Revenue(7)		$536,491	$805,974	$944,696	$185,743	$275,597
Adjusted SG&A(8)		$32,305	$47,587	$61,820	$12,236	$22,104

(1)

We define Adjusted EBITDA as net income plus or minus (i) interest expense, (ii) interest income, (iii) income tax (benefit) expense, (iv) depreciation expense, (v) amortization of intangibles, (vi) other expense, net, (vii) equity-based compensation, (viii) transaction costs, (ix) restructuring, integration and business optimization costs, and (x) change in fair value of contingent liabilities.

(2)	We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.
(3)	We define Free Cash Flow as Adjusted EBITDA minus capital expenditures. For the periods presented, such capital expenditures refer to expenditures on real property and equipment.
(4)	We define Free Cash Flow Conversion as Free Cash Flow divided by Adjusted EBITDA.
(5)

We define Adjusted Gross Profit as net revenue minus cost of revenue, excluding depreciation and amortization, and adjusted for start-up profit centers, closed profit centers and restructuring, integration and business optimization costs.

(6)	We define Adjusted Gross Profit Margin as Adjusted Gross Profit divided by revenue.
(7)	We define Adjusted Cost of Revenue as cost of revenue, excluding depreciation and amortization minus restructuring, integration and business optimization costs.
(8)

We define Adjusted SG&A as selling, general and administrative expenses minus (i) equity-based compensation, (ii) transaction costs, (iii) restructuring, integration and business optimization costs, and (iv) change in fair value of contingent liabilities in selling, general and administrative expenses.

The following table reconciles net income, the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA and Free Cash Flow, and calculations of Adjusted EBITDA Margin and Free Cash Flow Conversion for the years ended December 31, 2022, 2023, 2024 and 2025 and for the three months ended March 31, 2025 and 2026:

	ITG Parent
(in thousands, except for percentages)	For the Year Ended December 31, 2022	For the Year Ended December 31, 2023	For the Year Ended December 31, 2024	For the Year Ended December 31, 2025	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2026
	(unaudited)	(unaudited)
Net income (loss)	$8,996	$16,255	$28,280	$6,214	$1,578	$(13,158)
Interest expense	12,148	25,941	30,466	47,905	6,826	18,225
Income tax expense	3,377	5,992	7,434	4,094	1,184	(1,013)
Depreciation expense	11,740	16,006	23,272	31,418	6,155	12,178
Amortization of intangibles	22,549	23,946	27,687	29,135	7,102	8,247
Other expense, net	—	—	1,467	4,049	988	919
Equity-based compensation	641	662	1,911	3,763	645	1,169
Transaction costs(1)	2,460	191	2,784	5,063	906	1,458
Restructuring, integration, and business optimization costs(2)	—	—	—	13,647	1,857	6,310
Change in fair value of contingent liabilities(3)	656	1,647	21,134	3,053	167	1,886

Adjusted EBITDA	$62,567	$90,640	$144,435	$148,341	$27,408	$36,221

Adjusted EBITDA Margin	13.0%	13.7%	14.5%	12.8%	12.2%	10.8%

Purchase of property and equipment	$16,821	$25,960	$30,009	$57,248	$12,464	$8,529

Free Cash Flow	$45,746	$64,680	$114,426	$91,093	$14,944	$27,692

Free Cash Flow Conversion	73.1%	71.4%	79.2%	61.4%	54.5%	76.5%

(1)	Represents professional, legal and advisory fees incurred in connection with acquisitions completed during the presented period.
(2)

Represents non-recurring expenses associated with the restructuring of management positions, start-up costs for new markets and service offerings and exiting locations that we do not expect will impact the go forward operations of the business.

(3)	Represents non-recurring earnout amounts accrued to certain sellers in connection with the acquisitions completed during the presented period.

The following table reconciles revenue, the most directly comparable financial measure presented in accordance with GAAP, to Adjusted Gross Profit, and a calculation of Adjusted Gross Profit Margin for the years ended December 31, 2022, 2023, 2024 and 2025 and for the three months ended March 31, 2025 and 2026:

	ITG Parent
(in thousands, except for percentages)	For the Year Ended December 31, 2022	For the Year Ended December 31, 2023	For the Year Ended December 31, 2024	For the Year Ended December 31, 2025	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2026
	(unaudited)	(unaudited)
Revenue	$483,063	$659,436	$997,996	$1,154,857	$225,387	$333,922
Cost of revenue, excluding depreciation and amortization	395,282	536,491	805,974	953,119	186,605	281,066

Gross Profit	$87,781	$122,945	$192,022	$201,738	$38,782	$52,856
Restructuring, integration and business optimization costs(1)	—	—	—	8,423	862	5,469

Adjusted Gross Profit	$87,781	$122,945	$192,022	$210,161	$39,644	$58,325

Adjusted Gross Profit Margin	18.2%	18.6%	19.2%	18.2%	17.6%	17.5%

(1)

Represents non-recurring expenses associated with the restructuring of management positions, start-up costs for new markets and service offerings and exiting locations that we do not expect will impact the go forward operations of the business.

The following table reconciles cost of revenue, excluding depreciation and amortization, the most directly comparable financial measure presented in accordance with GAAP to Adjusted Cost of Revenue for the years ended December 2023, 2024 and 2025 and for the three months ended March 31, 2025 and 2026:

	ITG Parent
(in thousands)	For the Year Ended December 31, 2023	For the Year Ended December 31, 2024	For the Year Ended December 31, 2025	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2026
	(unaudited)
Cost of revenue, excluding depreciation and amortization	$536,491	$805,974	$953,119	$186,605	$281,066
Restructuring, integration and business optimization costs(1)	—	—	8,423	862	5,469

Adjusted Cost of Revenue	$536,491	$805,974	$944,696	$185,743	$275,597

(1)

Represents non-recurring expenses associated with the restructuring of management positions, start-up costs for new markets and service offerings and exiting locations that we do not expect will impact the go forward operations of the business.

The following table reconciles selling, general and administrative expenses, the most directly comparable financial measure presented in accordance with GAAP to Adjusted SG&A for the years ended December 2023, 2024 and 2025 and for the three months ended March 31, 2025 and 2026:

	ITG Parent
(in thousands)	For the Year Ended December 31, 2023	For the Year Ended December 31, 2024	For the Year Ended December 31, 2025	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2026
	(unaudited)
Selling, general and administrative expenses	$33,158	$52,282	$75,870	$14,782	$25,572
Equity-based compensation	662	1,911	3,763	645	1,169
Transaction costs(1)	191	2,784	5,063	906	1,458
Restructuring, integration and business optimization costs(2)	—	—	5,224	995	841

Adjusted SG&A	$32,305	$47,587	$61,820	$12,236	$22,104

(1)	Represents professional, legal and advisory fees incurred in connection with acquisitions completed during the presented period.
(2)

Represents non-recurring expenses associated with the restructuring of management positions, start-up costs for new markets and service offerings and exiting locations that we do not expect will impact the go forward operations of the business.

RISK FACTORS

Investing in our Class A common stock involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our Class A common stock. If any of the following risks occur, it could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our Class A common stock could decline, and you could lose part or all of your investment. Additional risks not known to us or that we believe are immaterial may also adversely affect our business, financial condition, results of operations and the value of an investment in our securities. These disclosures reflect our beliefs and opinions as to factors that could materially and adversely affect us and our securities in the future. References to past or current events are provided by way of example only and should not be relied on as a complete listing or a representation as to whether or not such factors have occurred in the past, are occurring in the present, or their likelihood of occurring in the future. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section of this prospectus captioned “Special Note Regarding Forward-Looking Statements.”

Risks Related to our Business

We operate in a highly competitive industry, and competitive pressures could materially and adversely affect our business.

The markets in which we compete are highly competitive, with many companies of varying size and business models competing for the same business as we do. Relatively few barriers prevent entry into some areas of our business, and as a result, any organization that has adequate financial resources and access to technical expertise may enter our markets and become one of our competitors. Some of our competitors may have greater resources than us and could focus their substantial financial resources to develop a competitive advantage; others may be smaller, have a lower cost structure or be able to adapt to the constantly changing demand of the market more quickly. Our competitors may also offer services at prices below cost, devote a significant sales force to competing with us or attempt to recruit our key personnel by increasing compensation, any of which could improve their competitive positions. If our work processes become obsolete, through technological advancements, including artificial intelligence and automation, or otherwise, we may not be able to differentiate our service offerings from our competitors. We also encounter competition in the form of potential customers electing to develop solutions or perform services internally rather than engaging an outside provider such as us. For example, we face competition from the in-house service organizations of our customers whose personnel perform many of the services that we provide. These customers may also face pressure or be compelled by regulatory or other requirements to self-perform an increasing number of the services we currently perform for them, thereby reducing the services they outsource to us in the future.

Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete, and reduce our market share and revenues, any of which could have a material adverse impact on our business, financial condition and results of operations. We cannot be certain that we will maintain or enhance our competitive position or maintain our current customer base. In addition, some of our competitors have significant financial, technical and marketing resources, and may have or develop expertise, experience and resources to provide services that are superior in either or both price and quality. Certain of our competitors may also have lower overhead cost structures and therefore may be able to provide services at lower pricing than us.

Furthermore, a portion of our revenues is directly or indirectly dependent upon obtaining new contracts, which is highly competitive, unpredictable and often involves complex and lengthy negotiations and bidding processes that are impacted by a wide variety of factors, including, among other things, price, governmental approvals, financing contingencies, commodity prices, environmental conditions, overall market and economic conditions, and a potential customer’s perception of our ability to perform the work or the technological advantages held by our competitors. We compete with other general and specialty contractors, both regional and national, as well as small local contractors. The strong competition in our markets requires maintaining skilled personnel and investing in technology and puts pressure on profit margins. We do not obtain contracts from all of our bids and our inability to win bids at acceptable profit margins would adversely affect our results of operations. The competitive environment in which we operate can also affect the timing of contract awards and the commencement or progress of work under awarded contracts. For example, based on rapidly changing competition dynamics, we have recently experienced, and may in the future experience, more competitive pricing for smaller scale projects. Additionally, changing competitive pressures present difficulties in matching workforce size with available contract awards. As a result, changes in the competitive environment in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We derived 68% and 60% of our total revenues from our top two customers for 2024 and 2025, respectively, and the loss of either or both of these customers, or the impairment of the financial condition of one or more of our customers affecting their ability to pay us on a timely basis, could adversely affect our revenues, results of operations, and liquidity.

Our customer base is highly concentrated, with our top two customers during 2024 and 2025 accounting for approximately 68% and 60% of our total revenues, respectively. Our industry is highly competitive and the revenue we expect from an existing customer in any market could fail to be realized if competitors who offer comparable services to our customers do so on more favorable terms or have a better relationship with a customer. Additionally, the continued consolidation of the digital and other utility infrastructure services industry could result in the loss of a customer if, as a result of a merger or acquisition involving one or more of our customers, the surviving entity chooses to use one of our competitors for the services we currently provide.

Unfavorable market conditions, including rising or elevated levels of inflation or interest rates, enacted or threatened changes to tariffs and/or trade policies affecting macroeconomic conditions, as well as the industries we serve and related projects and expenditures, access to capital, material and costs, supply chain disruptions or political, regulatory or market uncertainty, including economic downturns and heightened geopolitical tensions and conflicts, could reduce capital expenditures in the industries we serve or could adversely affect our customers and result in decreased demand for our services.

The demand for our services is dependent upon service requirements within the markets in which we operate. Demand for our services has been, and will likely continue to be, cyclical in nature and vulnerable to unfavorable market conditions and/or downturns in the economy. Unfavorable market conditions, including rising or elevated levels of inflation and/or interest rates, supply chain disruptions, enacted or threatened changes to tariffs or trade policies, affecting macroeconomic conditions as well as the industries we serve and related projects and expenditures, access to capital, material and costs, political, regulatory or market uncertainty or public health matters could have a negative effect on demand for, or the profitability of, our customers’ services, which could have a material adverse effect on our business, financial condition and results of operations.

Recent inflationary conditions and general labor shortages have resulted in wage inflation as well as increased competition for skilled labor. Even if inflationary pressures moderate, we expect our labor and materials costs, in particular, to remain elevated if we continue to expand our operations and volume of work. We may not be able to fully adjust our contract pricing to compensate for these cost increases, which may affect our profitability and cash flows. Inflationary pressures and the related elevated levels of market interest rates have caused, and could continue to cause, uncertainty for our customers, which has negatively affected, and could continue to negatively affect, their capital expenditure and maintenance budgets.

Should inflation persist or increase, interest rates could remain at elevated levels or increase, which, together with inflation, could have a significant negative effect on the economy in general, and on the construction industry in particular, as well as create volatility in the capital markets, which could adversely affect demand for our services, as well as our profitability, liquidity, cash flows and/or financial condition. We continually monitor general economic conditions and the market conditions of the industries our customers serve, and their relative health compared to the economy as a whole. Uncertain or adverse economic or political conditions, limited or lack of availability of debt or equity financing and/or higher interest rates could cause our customers to reduce their capital spending or seek more favorable pricing and other contract terms and/or cause project cancellations or deferrals.

Our operations and/or our customers could be negatively affected by market-related supply chain disruptions caused by delays, shortages of, and increased costs for, the materials necessary to perform projects.

In recent years, increased tariffs were implemented on goods imported into the United States, particularly from China, Canada, and Mexico. These and similar types of trade policies could lead to a material adverse effect on our results of operations if our customers’ businesses are impacted by a response to such policies, including changes in spending behavior. In addition, although the Federal Reserve has periodically lowered short-term interest rates since September 2024, interest rates, particularly long-term rates, remain elevated along with levels of inflation, and we have been subject to, and may continue to be subject to, the general effect of such inflationary market pressures on our business, particularly with respect to interest expense and labor and materials costs.

Seasonality and adverse weather conditions affect demand for our services.

Our revenues and results of operations exhibit seasonality and are impacted by adverse weather changes as we perform a significant portion of our work outdoors. Consequently, adverse weather, which is more likely to occur with greater frequency, severity, and duration during the winter, as well as reduced daylight hours, impact our operations during the fiscal quarters ending in March and December. Additionally, extreme weather conditions such as major or extended winter storms, droughts and tornados, wildfires, and natural disasters, such as floods, hurricanes, tropical storms, whether as a result of climate change or otherwise, could also impact the demand for our services, or impact our ability to perform our services. Also, several holidays fall within the fiscal quarter ending in December, which decreases the number of available workdays in this fiscal quarter. Because of these factors, we are most likely to experience reduced revenue and profitability or losses during the fiscal quarters ending in March and December compared to the fiscal quarters ending in June and September.

Our backlog is subject to cancellation and unexpected adjustments and may not result in actual revenue or profits.

Our Total Backlog represents the estimated amount of revenue we expect to realize from services to be performed pursuant to MSAs and other contractual arrangements over their terms. Our NTM Backlog represents the estimated amount of revenue we expect to realize from services to be performed pursuant to MSAs and other contractual arrangements over the next 12 months. Our management estimates of NTM Backlog are based on contract values, customer-provided schedules / general timing guidelines, historical activity levels, and management’s understanding of the scope and timing of expected work. A significant portion of our Total Backlog and NTM Backlog is attributable to MSAs and other service agreements, none of which require our customers to purchase a minimum amount of services and are cancelable on short or no advance notice. The balance of our Total Backlog and NTM Backlog is our estimate of work to be completed under contracts for specific projects. Estimated backlog for work under MSAs and other service agreements is determined based on historical trends, anticipated seasonal impacts, experience from similar projects and estimates of customer demand based on communication with our customers, which estimates may prove inaccurate. Timing of revenue for construction and installation projects included in our Total Backlog and NTM Backlog can be subject to change as a result of customer, regulatory or other delays or cancellations. These effects, among others, could cause estimated revenue to be realized in periods later than originally expected, or not at all. From time to time, we experience postponements, cancellations and reductions in expected future work due to changes in our customers’ spending plans, changes or delays in customers’ obtaining funding either from capital markets and/or government programs, market volatility, changes in governmental permitting, regulatory delays and/or other factors. In addition, contract revenues reflected in our Total Backlog and NTM Backlog may be realized in different periods from those previously anticipated due to these factors as well as project accelerations or delays due to various reasons, including, but not limited to, scheduling changes, commercial issues, such as permitting, engineering revisions, job site conditions and adverse weather.

There can be no assurance as to our customers’ requirements or that actual results will be consistent with the estimates included in our forecasts. As a result, our Total Backlog and NTM Backlog as of any particular date is an uncertain indicator of future revenue and earnings. In addition, contracts included in our Total Backlog and NTM Backlog may not be profitable. If our Total Backlog or NTM Backlog fails to materialize, or if amounts in our Total Backlog or NTM Backlog are unprofitable, our results of operations, cash flows, liquidity and financial condition could be materially and adversely affected.

We derive a significant portion of our revenues from multi-year master service agreements and other contracts which our customers may cancel at any time or may reschedule or modify previously assigned work.

The majority of our long-term contracts are cancellable by our customers with little advance notice and for any, or no, reason. Our customers may also have the right to cancel or remove assigned work without canceling the contract or to reschedule or modify previously assigned work. We may also experience difficulty in managing and timely executing on long-term contracts due to the complex nature of the projects and changes in customer needs and priorities may adversely impact the profitability of these contracts. In addition, we may be unsuccessful in securing contracts when their fixed terms expire. The potential loss of work under master service agreements and other long-term contracts, or the rescheduling or modification of previously assigned work by a customer, could adversely affect our business, financial condition, results of operations and cash flows.

If we fail to complete a project in a timely manner, miss a required performance standard or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability or subject us to liquidated or other damages.

Our engagements may involve large-scale, complex projects. The quality of our performance on such projects depends in large part upon our ability to manage the relationship with our clients and our ability to effectively manage the project and deploy appropriate resources, including third parties and our own personnel, in a timely manner. We may commit to a client that we will complete a project by a scheduled date. We may also commit that a project, when completed, will achieve specified performance standards. If the project is not completed by the scheduled date or fails to meet required performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. The uncertainty of the timing of a project can present difficulties in planning the amount of personnel needed for the project. If the project is delayed or canceled, we may bear the cost of underutilizing our workforce that was dedicated to fulfilling the project. In addition, performance of projects can be affected by a number of factors beyond our control, including, among other things, unavoidable delays from government inaction, power, water or other resource availability, public opposition or negative press, inability to obtain financing, weather conditions, unavailability of materials or required services, unavailability of technical or specialized labor, changes in the project scope of services requested by our clients, workplace and industrial accidents, denial of or delay in securing required permits, environmental hazards and labor disruptions. To the extent these events occur, the total costs of the project could exceed our estimates, and we could experience reduced profits or, in some cases, incur a loss on a project, which may reduce or eliminate our overall profitability. Further, any defects or errors, or failures to meet our clients’ expectations, could result in claims for damages against us. Failure to meet performance standards or complete performance on a timely basis could also adversely affect our reputation and client base. Any such circumstances could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Inaccurate cost estimates on our contracts or cost overruns caused by a variety of circumstances could reduce our profit margins, cause us to incur losses under such contracts or harm our reputation, any of which could adversely affect our profitability, results of operations and cash flows.

A significant portion of our services are provided under unit-based contracts and MSAs. We bear the risk of cost overruns in connection with the services provided under these contracts and MSAs and our profitability could decline if our actual cost (for labor, subcontractors, fuel, equipment or other operational costs) to complete each unit or project exceeds our original estimates, as our long-term contracts do not cover all the types of costs that may be incurred in the process of completing our customers’ projects. A variety of factors could negatively impact the actual costs we incur in performing our work, such as changes made by our customers to the scope and extent of the services that we are to provide under a contract, delays resulting from weather, natural disasters, public health emergencies and other similar factors, conditions at work sites differing materially from those anticipated at the time we bid on the contract, higher than expected costs of materials, including as a result of increased tariffs, and labor, delays in obtaining necessary permits, under-absorbed costs, and lower than anticipated productivity. An increase in costs due to any of these factors, or for other reasons, could reduce our profit margins, cause us to incur losses under such contracts or harm our reputation, any of which could adversely affect our profitability, results of operations and cash flows.

In addition, we also recognize revenue over time using the output method, which relies on the accuracy of management’s estimates of the cost to complete each project. Revenue and total contract cost estimates are reviewed and revised on an ongoing basis as the work progresses. Adjustments arising from changes in the estimates of revenue or costs are reflected in the fiscal period in which such estimates are revised, including the full amount of any expected project losses. Estimates are based on management’s reasonable assumptions, judgment and experience, but are subject to the risks inherent in estimates, including unanticipated delays or technical complications, changes in job performance, job conditions and management’s assessment of expected variable consideration. Variances in actual results from related estimates on a single large project, or concurrently on several smaller projects, could be material. Any such adjustments could result in reduced profitability and negatively affect our profitability, results of operations and cash flows.

Cost overruns, inflation, delays and other risks could significantly impact our results, particularly with respect to our fixed-price contracts.

It is important for us to accurately estimate and control our contract costs, so that we can maintain positive operating margins and profitability. We could experience cost overruns if our initial estimates are inaccurate as a result of errors or ambiguities in the contract specifications or become inaccurate as a result of a change in circumstances following the submission of the estimate due to, among other things, unanticipated technical or equipment problems, difficulties in obtaining permits or approvals, changes in local laws or labor conditions, weather delays, changes in the costs of raw materials or the inability of our vendors or subcontractors to perform their obligations within budget. If cost overruns occur, we could experience reduced profits or, in some cases, a loss for that project. If a project is significant, or if there are one or more common issues that impact multiple projects, costs overruns could increase the unpredictability of our earnings, as well as have a material adverse impact on our business, financial condition and results of operations. When cost overruns occur due to factors outside of our control, we may be able to recoup our revenues through change order; however, this process is subject to negotiations with the relevant client or customer.

Certain of our contracts require us to satisfy specific milestones in order to receive payment for the work completed or equipment or supplies procured prior to achievement of the applicable milestone. As a result, under these types of arrangements, we may incur significant costs or perform significant amounts of services prior to receipt of payment. If a client determines not to proceed with the completion of the project or if the client defaults on its payment obligations, we may face difficulties in collecting payment of amounts due to us for the costs previously incurred or for the amounts previously expended to purchase equipment or supplies.

Accounting for a contract requires judgments relative to assessing the contract’s estimated risks, revenue, costs and other technical issues. Due to the size and nature of many of our contracts, the estimation of overall risk, revenue and cost at completion is complicated and subject to many variables. Changes in underlying assumptions, circumstances or estimates may also adversely affect future period financial performance. If we are unable to accurately estimate the overall revenue or costs on a contract, then we may experience a lower profit or incur a loss on the contract.

Our business is labor-intensive, and we may be unable to attract, retain and ensure the productivity of qualified members of our workforce or to pass increased labor and training costs to our customers. Members of our workforce, including any subcontractors, may fail to satisfy their obligations to us, which may adversely affect our relationships with our customers or cause us to incur additional costs.

We are highly dependent upon our ability to employ, train, retain, and ensure the productivity of the skilled personnel needed to operate our business. Given the highly specialized work we perform, many of our workers receive training in, and possess, specialized technical skills that are necessary to operate our business and maintain productivity and profitability. We cannot be certain that we will be able to maintain and ensure the productivity of the skilled workforce necessary to operate our business. Our ability to do so depends on a number of factors, such as the general rate of employment, fluctuations in economic and industry conditions, changes in U.S. immigration policies, regulatory changes, competition for workers possessing the skills we need and the general health and welfare of our workforce. Additionally, factors such as corporate culture, organizational changes, remote working opportunities and our compensation programs may impact our ability to effectively attract, retain and manage our workforce. In addition, the uncertainty of contract awards and project delays can also present difficulties in appropriately sizing our skilled workforce. Furthermore, we may be unable to pass increases in labor and training costs on to our customers. If we are unable to attract or retain qualified personnel or incur additional workforce and training costs, we may be unable to maintain or improve our competitive position and our results of operations could be adversely affected.

In addition, we contract with subcontractors to hire the employees of such subcontractors for our projects, in order to manage fluctuations in work volumes and reduce the amounts that we would otherwise expend on fixed assets and working capital. If we are unable to secure qualified subcontractors who can provide adequate labor resources at a reasonable cost, we may be delayed or unable to complete our work under a contract on a timely basis. In addition, subcontractors may not meet performance expectations, fail to meet regulatory or contractual requirements, or experience financial instability that could result in disputes or litigation and adversely impact, among other things, the quality and timeliness of the work they have performed. We may incur additional costs to correct such shortfalls in the work performed by the employees of our subcontractors. Any of these factors could negatively impact the quality of our service, our ability to perform under certain customer contracts, and our relationships with our customers, which could adversely affect our results of operations.

If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future success and ability to implement our business strategy depends, in part, on our ability to attract and retain key personnel, and on the continued contributions of members of our senior management team and key technical personnel, each of whom would be difficult to replace. All of our employees, including our senior management, are free to terminate their employment relationships with us at any time. Competition for highly skilled individuals with technical expertise is extremely intense, and we face challenges in identifying, hiring and retaining qualified personnel in many areas of our business. Integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to retain our senior management and other key personnel or to attract additional qualified personnel could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our profitability could suffer if we are not able to maintain adequate utilization of our workforce.

The cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. The rate at which we utilize our workforce is affected by a number of factors, including our ability to transition members of our workforce from completed projects to new assignments and to hire and assimilate new workers; our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our geographies and operating units; and our ability to manage attrition. If we underutilize our workforce, our profit margin and profitability could suffer, which could in turn have a material adverse impact on our business, financial condition and results of operations.

We rely on subcontractors and their failure to perform or any challenges maintaining our relations with our subcontractors may adversely impact our operations.

Our subcontractor network, and employees working for such subcontractors, work on many of our services. Our subcontractors are contractually obligated to operate their businesses in accordance with the agreements we enter into with them and applicable laws and regulations. However, they are third-party independent contractors that we do not control, and they own, operate and oversee the daily operations of their own businesses. In addition, while our managers regularly and routinely oversee the work performed by our subcontractors’ employees, such employees of our subcontractors are not directly employed by us. As a result, we are limited in our ability to control their work product and we do not have direct contact with them as we do with our in-house employees. If any of our subcontractors fail to fulfill their contractual obligations to deliver services on time, either because of poor management by such subcontractors or due to the failure of their individual employees, our business, financial condition and results of operations could be adversely affected. If such subcontractors do not perform their obligations to us, our customers or any relevant third parties, we may be adversely impacted by claims from our customers and others.

Additionally, if such subcontractors do not successfully operate their businesses in a manner consistent with required laws, standards or regulations, we could be subject to claims from regulators or legal claims for the actions or omissions of such subcontractors. In addition, our relationship with our subcontractors and their employees could become strained (including resulting in litigation) as we impose new standards or assert more rigorous enforcement practices relating to the existing required standards. Any such strain in our relationships or claims arising out of litigation could have a material adverse effect on our reputation, business, financial condition and results of operations.

An increase in the prices or availability of materials and equipment used in our business, including certain customer-provided materials and commodities, could materially and adversely affect our business, results of operations and cash flows.

A significant portion of our contracts are also performed utilizing our own construction and field services equipment rather than rented equipment. We sometimes bid for work knowing that we will have to rent equipment on a short-term basis, in which case we include the equipment rental rates in our bid. If market rates for either new equipment purchases or rental equipment increase between the time of bid submission and project execution, our operating margins and/or cash flow for the project may be reduced. If we are unable to buy or lease equipment necessary for a project or maintain the equipment in our fleet, we may be forced to incur unexpected costs, including costs in connection with renting equipment on a short-term basis, obtaining additional third-party repair services at a higher cost, or be unable to bid on additional contracts, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

For a majority of the contract services we perform, customers provide the necessary materials. Increases in certain commodity prices, including copper and steel, which are inputs into components utilized in our operations, may expose us to market risk as our customers can experience difficulty supplying such materials on a timely basis or may be unable to supply such materials. In addition, our customers’ capital budgets may be impacted by the prices of certain materials, and reduced customer spending could lead to fewer project awards and more competition. These prices could be materially impacted by general market conditions, inflationary pressures, and other factors, including U.S. trade relationships with other countries or the imposition of tariffs or other trading restrictions. We and our customers are also exposed to the availability of these materials which have been impacted by the supply-chain disruption from the imposition of tariffs, inflationary pressures, and a changing regulatory landscape. If we, or our customers, are unable to procure the materials necessary to the contract services we perform, or if those materials are only available at prices that make our work unprofitable under our existing contracts, our revenues and results of operations could be adversely affected.

Changes in fuel prices may increase our costs, and we may not be able to pass along increased fuel costs to our customers.

Fuel prices fluctuate based on events outside of our control, including as the result of global economic conditions, market volatility, import and export restrictions, sanctions or trade regulations and the imposition of tariffs. Some of our contracts may not allow us to adjust our pricing for higher fuel costs during a contract term. In addition, we may be unable to secure prices that reflect rising costs when renewing or bidding contracts. We do not currently engage in fuel hedging transactions or purchase gasoline or fuel future contracts in an effort to mitigate the risk of future fuel price increases. Changes in fuel prices may adversely affect our results of operations.

Our operations involve activities that are inherently dangerous. If our activities result in, or if it is alleged that our activities have resulted in, damage or destruction to the property of others, or in injury or death to others, we could be exposed to significant financial losses, reputational harm and civil and criminal liabilities.

From time to time, our operations involve dangerous activities that could result in, or be alleged to have resulted in, damage to the real and personal property of others, and cause personal injury or death to third parties or our workforce. In many instances, our activities are performed in close proximity to other utilities which, if damaged, may result in the occurrence of catastrophic events. Additionally, we may perform our activities in environmentally sensitive locations or in locations that may be susceptible to catastrophic events. If our activities cause or contribute to, or are alleged to have caused or contributed to, a catastrophic event, we could be exposed to severe financial losses and reputational harm. We procure insurance coverage to cover many of these risks; however, there can be no assurance that coverage will continue to be available to us on commercially reasonable terms, or at all, or that our coverage will be adequate in scope or amount to address financial losses from these risks. As a result, we could incur significant costs to defend any such allegations, defend and indemnify our customers, repair and replace assets, or to compensate third parties; reputational harm could result in the loss of future revenue-generating opportunities; or we may be subject to civil and, in certain situations, criminal liabilities.

The capital and operating expenditure budgets and spending patterns of our customers affect demand for our services and the addition of new customers with differing behaviors may adversely impact our business.

Generally, our customers have no obligation to assign specific amounts of work to us. Customers decide to engage us to provide services based on, among other things, the amount of capital they have available and their spending priorities. Our customers’ capital budgets may change for reasons over which we have no control. These changes may occur quickly and without advance notice. Any fluctuation in the capital or operating expenditure budgets and priorities of our customers could adversely affect our business, financial condition, results of operations and cash flows. Further, if we continue to broaden our customer base, we may become subject to different customer requirements or characteristics, including less advantageous contractual requirements, customers with financial or operational instability or increased contract terminations or project cancellations. Our failure or inability to anticipate or adapt to a changing customer base and shifting business models could have an adverse effect on our competitive position, business or results of operations.

If we experience delays and/or defaults in client payments, we could be unable to recover all expenditures.

Because of the nature of our contracts, at times we commit resources to projects prior to receiving payments from the client in amounts sufficient to cover expenditures on projects as they are incurred. Delays in client payments may require us to make a working capital investment. While we historically have had low levels of credit loss, if a client defaults in making their payments on a project to which we have devoted resources, it could have a material adverse impact on our business, financial condition and results of operations.

The industries we serve are subject to rapid technological changes, regulatory changes and requirements associated with government funding as well as customer consolidation, any of which could result in decreased demand for our services and adversely affect our business, financial condition, results of operations and cash flows.

We derive a substantial portion of our revenue from customers in industries that are subject to rapid changes in technology, government regulation, changing consumer demands and consolidation, and our business performance is therefore highly dependent on conditions affecting those industries. Technological advances in the markets we serve, including from climate-related initiatives and use of AI, could render existing projects or technologies uncompetitive or obsolete, and/or alter our customers’ existing operating models or materially and adversely affect our customers’ willingness or ability to purchase, or continue purchasing, our services (including if customers reallocate spending toward new or alternative technologies). Technological change occurs frequently, often in ways that are difficult to predict, and may require us and our customers to make significant investments to remain competitive. Our failure to rapidly adopt and master new technologies as they are developed or adapt to changing customer requirements could reduce demand for our services. If we fail to anticipate, identify or respond effectively to technological developments, or if our technology or services fail to keep pace with evolving customer needs and industry standards, our competitive position could be materially and adversely affected. New and evolving technologies can materially impact our business in a number of ways, including by affecting the costs, speed and efficiency with which we can provide our services to our customers and our ability to differentiate ourselves from our competitors’ offerings. In addition, increased adoption of AI and other advanced technologies by us, our competitors or our customers may increase competitive pressures, accelerate innovation cycles and reduce barriers to entry, which could result in pricing pressure or loss of market share. Technological change in the industries we operate in that are not directly related to the services we provide may also impair the competitive or financial position of one or more of our customers, which could result in a reduction, delay or elimination of their use and purchase of our services. Any reduction, delay, reallocation of spending priorities or elimination of spending by one of our customers on the services we provide could materially and adversely affect our business, financial condition, results of operations and cash flows. There can be no assurance that our investments in new technologies, including AI, will achieve their intended benefits, or that we will be able to do so on a timely or cost-effective basis.

In addition, our customers operate in regulated industries and are subject to laws and regulations that can change frequently. Where our customers utilize governmental funding sources in connection with the work they contract us to perform, such work may be subject to new or enhanced regulatory requirements and compliance obligations. The application of new or enhanced regulatory requirements or obligations, or changes to the enforcement or interpretation of existing laws or regulations, may delay or constrain our ability to perform our work, increase our costs to perform our work without a corresponding increase in payment from our customers, and could cause our customers to reduce or delay spending on the services we provide, which could adversely affect our business, financial condition, results of operations and cash flows.

Additionally, consolidation among our customers could result in the loss of customer revenue or could materially and adversely affect customer demand and have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is subject to the risks of earthquakes, fire, power outages, floods, pandemics, public health emergencies and other catastrophic events, and to interruption by man-made problems such as political disruption, strikes and terrorism. In addition, climate change and related environmental issues could have an adverse impact on our business.

Force majeure or extraordinary events beyond the control of the contracting parties, such as natural and man-made disasters, as well as outbreaks of infectious disease, acts of sabotage and terrorist actions, could negatively impact us. We typically negotiate contract language intended to grant us certain relief from force majeure events in our contracts and review and attempt to mitigate force majeure events in our contracts. Even if a force majeure clause is available to us, in the event that relief from force majeure events is not provided or is denied, we remain obligated to perform our services. If we are not able to react quickly to force majeure events, our operations may be affected significantly, which would have a material adverse impact on our business, financial condition and results of operations and could also negatively affect our reputation in the marketplace.

We may be subject to warranty claims, which could result in significant liabilities and adversely impact our financial results.

We typically warrant the services we provide by guaranteeing the work performed against defects in workmanship and materials or where our services are not provided in a manner consistent with applicable requirements. When these claims occur, we may be required to repair or replace our work without receiving any additional compensation and we may be liable to our customers for significant monetary claims. Our performance of warranty services requires us to allocate resources that otherwise might be engaged in the provision of services that generate revenue. In addition, our customers often have the right to repair or replace items under warranty using the services of another provider and to charge the cost of the repair or replacement to us. Costs incurred for warranty claims, or reductions to revenue-generating activities arising from the allocation of resources to resolve warranty claims, could adversely affect our results of operations and financial position.

The nature of our business exposes us to potential liability for warranty, engineering and other related claims. Our insurance policies may not provide coverage for such claims.

We typically provide contractual warranties for our services and materials, guaranteeing the work performed against, among other things, defects in workmanship, and we may agree to indemnify our customers for losses related to our services. While our standard warranty period lasts 12 months, the length of these warranty periods varies, and certain projects can have longer warranty periods and include facility performance warranties that are broader than the warranties we typically provide. Warranties generally require us to re-perform the services and/or repair or replace any items under warranty and any other facilities impacted thereby, at our sole expense, and we could also be responsible for other damages if we are not able to adequately satisfy our warranty obligations. In addition, we can be required under contractual arrangements with our customers to provide a warranty for any defects or failures in materials we provide. While we generally require materials suppliers to provide us warranties that are consistent with those we provide to customers, if any of these suppliers default on their warranty obligations to us, we may incur costs to repair or replace the defective materials.

Furthermore, our business involves professional judgments regarding the planning, design, development, construction, operations and management of telecom, cable, fiber, and related networks and critical infrastructure. Because our projects are often technically complex, our failure to make judgments and recommendations in accordance with applicable professional standards, including engineering standards, could result in damages. An accident or other adverse event at a project site or completed project resulting from the services we performed could result in professional or product liability, personal injury (including claims for loss of life) or property damage claims or other claims against us, as well as reputational harm. Although we have adopted a range of insurance, risk management and risk avoidance programs designed to reduce potential liabilities, we may be deemed to be responsible for these professional judgments, recommendations or opinions if they are later determined to be inaccurate, or if an accident or other adverse event or failure occurs at one of our project sites or completed projects. These liabilities could exceed our insurance limits or impact our ability to obtain third-party insurance in the future, and customers, workforce or suppliers who have agreed to indemnify us against any such liabilities or losses might refuse or be unable to pay us. In addition, our insurance policies do not cover warranty periods. We could also be liable to third parties, including through class actions, even if we are not contractually bound to those third parties. These liabilities could exceed our insurance limits or the fees we generate, may not be covered by insurance at all due to various exclusions in our coverage and could impact our ability to obtain insurance in the future. Further, any such incident may lead to reputational harm. Any unfavorable legal ruling against us could result in substantial monetary damages, disqualification to perform services in the future or even criminal violations. As a result, warranty, engineering and other related claims could have a material adverse impact on our business, financial condition and results of operations.

Furthermore, certain of our services are designed to support critical infrastructure and any failure of such workmanship could result in significant liability and warranty claims, as well as damage to our reputation in the marketplace. Our quality control processes and testing may be inadequate to detect all defects, errors, failures and quality issues, which could impact customer satisfaction or result in claims against us. As a result, we may have, and from time to time have had, to replace certain components and/or provide remediation in response to the discovery of defects in our workmanship, and the occurrence of any defect, error, failure or quality issue could result in cancellation of orders, damage to our reputation, diversion of our resources, lawsuits or claims by our customers or other third parties and other losses to us or to any of our customers or third parties, which could have a material adverse impact on our business, financial condition and results of operations.

Unavailability or cancellation of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.

Our services involve significant risks of professional and other liabilities, which may substantially exceed the fees that we derive from our services. We maintain insurance coverage from third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. From time to time, we assume liabilities as a result of indemnification provisions contained in our service contracts. We cannot predict the magnitude of these potential liabilities.

We are liable to pay such liabilities from our assets if and when the aggregate settlement or judgment amount exceeds our insurance policy limits. Further, our insurance may not protect us against liability because our policies typically have various exceptions to the claims covered and also require us to assume some costs of the claim even though a portion of the claim may be covered. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse impact on our liquidity.

If any of our third-party insurers fail, suddenly cancel our coverage or otherwise are unable to provide us with adequate insurance coverage, then our overall risk exposure and our operational expenses would increase, and the management of our business operations would be disrupted. In addition, if we expand into new markets, we may not be able to obtain insurance coverage for these new activities or, if insurance is obtained, the dollar amount of any liabilities incurred could exceed our insurance coverage. There can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period or that future coverage will be affordable at the required limits. Any uninsured claim, either in whole or in part, as well as any claim covered by insurance but subject to a policy limit, high deductible and/or retention, if successful and of material magnitude, could have a material adverse impact on our business, financial condition and results of operations.

A failure in our information technology systems could significantly disrupt and negatively impact our business and operations.

We rely on information technology systems to record and process transactions, manage our business, and maintain the financial accuracy of our records. Our information technology systems may be adversely impacted by various factors, including power outages, software and hardware failures, connectivity outages, catastrophic events, and human error. Interruptions to our information systems could disrupt our business, delay our financial reporting, and could result in the loss of revenue, and cause us to incur additional expense. We utilize FUSE360, our proprietary business intelligence system, to standardize our operations and information technology systems, with the goal of fully integrating new acquisitions into our existing platform as such acquisitions are completed. Any delays or failures in such business intelligence system, or integrating new acquisitions on a timely basis, may adversely impact our financial results. In addition, the failure to adequately address the necessary readiness and training needs of our personnel could lead to business disruption, negatively affect our customer relationships, and restrict our ability to execute our business strategy, which could adversely affect our business.

A cybersecurity breach of our technology systems or those of third-party providers may adversely affect our operations and financial results.

We are dependent on information technology systems (“IT Systems”) to operate our business, to engage with our customers and other third parties, and to increase the efficiency and effectiveness of the services we offer our customers. We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services. Additionally, we and certain of our third-party providers collect, maintain and process data about customers, employees, business partners and others, including information about individuals, as well as proprietary information belonging to our business such as trade secrets (collectively, “Confidential Information”).

We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, as cybersecurity incidents are evolving and are increasing in frequency and magnitude across all business types. We have experienced, and may continue to experience, cybersecurity threats. While we have implemented certain security measures that are designed to detect and protect against cyberattacks, no security measure is infallible, and further, we may not be able to timely deploy and monitor effective measures and protocols at our brands.

Despite our security measures and any additional measures we may implement or adopt in the future, our IT Systems, and those of our third-party service providers, and our Confidential Information have been and continue to be vulnerable to cyber incidents, such as security breaches, computer viruses, other malicious or destructive software, attacks designed or enhanced by artificial intelligence, ransomware, denial-of-service attacks, lost or misplaced data, programming errors, scams, hacking, burglary, human errors, misdirected wire transfers, damage by individuals (which may include our and our third party providers’ employees), groups or nation states or state-sponsored threats and other adverse events, including threats to our critical operations technologies. Moreover, we may acquire companies with cybersecurity vulnerabilities and/or unsophisticated security measures, which exposes us to significant cybersecurity, operational and financial risks until they are fully integrated into our IT Systems. Additionally, the increased use of remote working arrangements by employees, vendors and other third parties has increased the exposure to possible attacks, thereby increasing the risk of a data security compromise. Third-party systems on which we rely could also suffer such cybersecurity incidents or operational system failures.

Any adverse impact to the availability, integrity, or confidentiality of our IT Systems or Confidential Information could result in material harm to our business, including disruption of our business plans; ransom payments; significant remediation and cybersecurity protection costs; loss of Confidential Information; litigation (including class-actions) and legal risks, including regulatory actions; potential liability; damage to our reputation or customer relationships; or damage to the Company’s competitiveness, stock price and long-term stockholder value, or otherwise have a material adverse impact on our business, financial condition and results of operations. An attack could also cause service disruptions to our IT Systems or, in extreme circumstances, infiltration into, damage to or loss of control of our customers’ systems. While we maintain insurance coverage intended to address these types of cybersecurity incidents, such insurance policies may not completely provide coverage for, or completely offset, the costs associated with such incidents, including losses from reputational harm or the costs to improve security against future similar threats. Additionally, because the techniques used to obtain unauthorized access or sabotage information technology systems change frequently and are generally not identifiable until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches.

If we fail to promote, maintain or enhance our brand in a cost-effective manner, we may lose market share and our revenue may decrease.

Our brand, reputation and relationships with customers are among our most important assets, and our ability to attract and retain customers and workers depends on brand recognition and reputation. Such dependence makes our business susceptible to reputational damage and to competition from other companies. A variety of events could result in damage to our reputation or brand, some of which are outside of our control, including: acts or omissions that adversely affect our business such as a crime, scandal, cyber-related incident, litigation or other negative publicity; failure to successfully perform, or negative publicity related to, a high-profile project; misconduct, fraud or other improper activities caused by our workers’, partners’ or consultants’ failure to comply with laws or regulations; engagements in or perceived connections to politically or socially sensitive activities; infringement of our trademarks or other intellectual property by third parties or accusations that our operations infringe the intellectual property rights of third parties; actual or potential involvement in a catastrophic fire, explosion or similar event; or actual or perceived responsibility for a serious accident or injury.

Increased media coverage and interest in many of the industries that we serve, along with the intensification of media coverage generally, including through the considerable expansion in the use of social media, have increased the volume and speed at which negative publicity arising from any such events can be generated and spread, and we may be unable to timely respond to, correct any inaccuracies in, or adequately address negative perceptions arising from such media coverage. If the reputation or perceived quality of our brand declines or customers lose confidence in us, our business, financial condition and results of operations could be adversely affected.

We may use AI in our business, and challenges with properly managing its use, as well as uncertainty regarding the legal and regulatory landscape surrounding the use of AI, could result in reputational harm, competitive harm and legal liability, and adversely affect our business.

We utilize AI, data analytics and related tools to collect, aggregate and analyze data. We may incorporate AI and related solutions into our business and services, and these applications may increase over time. However, there are significant risks involved in utilizing AI and no assurance can be provided that our use will enhance our business or operations or result in our business or operations being more efficient or profitable. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false or “hallucinatory” inferences or outputs; AI can present ethical issues and may subject us to new or heightened legal, regulatory, ethical or other challenges; and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our services. If the AI solutions that we create or use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm or other adverse impacts on our business, operating results and financial conditions. If we do not have sufficient rights to use the data or other material or content on which our AI solutions or other AI tools we use rely, we also may incur liability through the violation of applicable laws, third-party intellectual property, privacy or other rights or contracts to which we are a party.

In addition, regulation of AI is rapidly evolving as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws, including intellectual property, privacy, data protection and cybersecurity, consumer protection, competition and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws. AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states are applying, or are considering applying, their platform moderation, cybersecurity and data protection laws to AI or are considering general legal frameworks for AI. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI.

We may incur goodwill and other intangible impairment charges in the future which could reduce our profitability and adversely affect our stockholders’ equity.

Because we have grown in part through acquisitions, we have a significant amount of goodwill and intangible assets. Under GAAP, we are required to test goodwill and intangible assets carried in our consolidated balance sheets for possible impairment on an annual basis based upon a fair value approach and whenever events occur that indicate impairment could exist. We examine relevant events and circumstances, such as: macroeconomic conditions, including levels of inflation, market interest rates and supply chain disruptions; any adverse effects of industry and/or market conditions, including the potential effects of regulatory and other uncertainty; uncertainty related to the implementation and pace of spending under governmental infrastructure programs and initiatives; project permitting uncertainty; financial, competitive and other conditions, including declines in the operating performance of our reporting units; entity-specific events; the rates of success on new project awards; the potential effects of longer-term changes in consumer behavior from regulatory, climate-related or other factors; and other adverse changes in the key valuation assumptions contributing to the estimated fair value of our reporting units. These events and circumstances could adversely affect the estimated fair values of the related reporting units and result in an impairment of the recorded balances of goodwill or intangible assets, which could materially and adversely affect our business, results of operations and financial condition.

Fluctuations in our effective tax rate and tax liabilities may cause volatility in our financial results.

We determine and provide for income taxes based on the tax laws of each of the jurisdictions in which we operate. Changes in the mix and level of earnings among jurisdictions could materially impact our effective tax rate in any given financial statement period. Our effective tax rate may also be affected by changes in tax laws and regulations at the federal, state, and local level, or by new interpretations of existing tax laws and regulations. We are also subject to audits by various taxing authorities. An adverse outcome from an audit could unfavorably impact our effective tax rate and increase our tax liabilities.

Our financial results are based, in part, upon estimates and assumptions that may differ from actual results.

In preparing our consolidated financial statements in conformity with GAAP, management makes a number of estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates and assumptions must be made because certain information used in the preparation of our consolidated financial statements is either dependent on future events or cannot be calculated with a high degree of precision from data available. In some cases, these estimates are particularly uncertain and we must exercise significant judgment. Actual results could differ materially from the estimates and assumptions that we use, which could have a material adverse effect on our results of operations, cash flows and liquidity.

Changes in accounting rules and regulations could adversely affect our financial results.

Accounting rules and regulations are subject to review and interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC and various other governing bodies. A change in accounting rules and regulations pursuant to FASB or SEC guidance or a change in GAAP could have a significant effect on our reported financial results. Additionally, the adoption of new or revised accounting principles could require that we make significant changes to our systems, processes and controls. We cannot predict the effect of future changes to accounting principles, which could have a significant effect on our reported financial results and/or our business, financial condition and results of operations.

Risks Related to Growth and Acquisitions

As a growing company with a relatively limited operating history at our current scale, we face various risks, uncertainties, expenses and difficulties. Our business is dependent on our ability to effectively develop, maintain and scale our platform.

Our expected future growth presents numerous managerial, administrative, operational and other challenges. Our ability to manage the growth of our platform will require us to continue to develop, improve and maintain the quality of our management information systems and our other internal systems and controls. In addition, our growth will increase our need to attract, develop, motivate and retain both our management and our workforce. The inability to effectively manage our growth or the inability of our workforce to achieve anticipated performance could have a material adverse impact on our business, financial condition and results of operations.

We may be unsuccessful at generating internal growth, which may materially and adversely affect our ability to expand our operations or grow our business.

Our ability to generate internal growth may be adversely affected if, among other factors, we are unable to: attract new customers and retain our existing customers; successfully complete work for existing customers and increase the number of projects or amount of work performed for existing customers; hire and retain qualified personnel; secure appropriate levels of equipment; efficiently allocate our resources; successfully bid for new projects; or adapt the range of services we offer to address our customers’ evolving needs.

In addition, our customers may reduce the number or size of projects available to us due to their inability to obtain capital. Our customers may also reduce projects in response to economic conditions.

Many of the factors affecting our ability to generate internal growth are beyond our control, and we cannot be certain that our strategies will be successful or that we will be able to generate cash flow sufficient to fund our operations and to support internal growth. If we are unsuccessful, we may not be able to achieve internal growth, expand our operations or grow our business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may pursue acquisitions and strategic investments which involve risks, including the diversion of financial and management resources and the integration of acquired businesses into our operations, which, if unsuccessful, could cause us to experience operational challenges and/or negatively affect our operating results, cash flows and liquidity and may not enhance stockholder value.

As part of our growth strategy, we have made, and may continue to make, strategic acquisitions and investments. For example, in 2025, we completed seven acquisitions. In the future, we may be unsuccessful in completing acquisition opportunities that we pursue, which would cause us to incur pursuit costs without the commensurate benefit of completing the acquisition. Our competitors may be more effective than us in executing and closing acquisitions in competitive auctions. Our ability to enter into and complete acquisitions may be restricted by, or subject to, various approvals under state or federal law or may not otherwise be possible, may result in a possible dilutive issuance of our securities, or may require us to seek additional financing.

In addition, strategic acquisitions and investments may expose us to operational challenges and risks, including: (i) the ability to profitably manage the acquired business or successfully integrate the operations, information, internal controls, procedures, sales, billing, payroll and regulatory compliance systems and financial reporting and accounting systems of the businesses we acquire into our business operations; (ii) the ability to realize the anticipated benefits from successful integration of the acquired businesses; (iii) increased indebtedness, contingent earn-out obligations and/or other liabilities including the assumption of liabilities of the acquired business for which there are inadequate reserves; (iv) the ability to fund cash flow shortages that may occur if anticipated revenue, profits and/or cash flows are not realized or are delayed, whether by general economic or market conditions, or other unforeseen difficulties; (v) the expense of integrating acquired businesses; (vi) the ability to retain or hire the personnel required for the successful operation of the acquired business and expanded business operations, in general; (vii) the assimilation of new workforce and the integration of business cultures; (viii) challenges in keeping existing customers and obtaining new customers; (ix) challenges in combining services offerings and sales and marketing activities; (x) the potential impairment of acquired goodwill and intangible assets; (xi) the inability to enforce covenants not to compete; (xii) training; (xiii) the ability to retain the business relationships of the acquired businesses; (xiv) diversion of management’s attention; (xv) managing a larger company than before the completion of an acquisition; and (xvi) the availability of funding sufficient to meet increased capital needs, among others.

Acquired companies may have liabilities that we failed or were unable to discover in the course of performing due diligence reviews. We cannot assure you that the indemnifications granted to us by sellers of acquired companies will be sufficient in amount, scope or duration to fully offset potential liabilities associated with such acquired businesses. Additionally, purchase agreements for certain acquisitions may not contain indemnification provisions, which would fully expose us to legacy liabilities of the related acquired business. We may learn additional information about the businesses we have acquired that could materially adversely affect us, such as unknown or contingent liabilities, unprofitable projects, litigation-related liabilities and liabilities related to compliance with applicable laws. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business. We generally require that key management and former principals of the businesses we acquire enter into non-competition agreements in our favor. If we are unable, and the courts refuse to enforce the non-competition agreement entered into by such person or persons, we might be subject to increased competition. Failure to successfully manage the operational challenges and risks associated with, or resulting from, our acquisitions could adversely affect our results of operations, cash flows and liquidity.

We may pay for acquisitions or strategic investments with increased borrowings under our credit facility or through the issuance of debt instruments, which could result in higher levels of indebtedness and negatively affect our ability to service our debt within the scheduled repayment terms, or our ability to remain in compliance with our debt covenants. Additionally, from time to time, we may pay for acquisitions with shares of our common stock, which could dilute the ownership interests of our common stockholders. In addition, in connection with certain of our future acquisitions, we may agree to future earn-out arrangements. To the extent we defer payment of an acquisition’s purchase price through a cash earn-out arrangement, it will reduce our cash flows in subsequent periods. We may decide to pursue acquisitions with which our stockholders may not agree. In addition, we may not be able to identify suitable acquisition or strategic investment opportunities or may be unable to obtain the required consent of our lenders and therefore, may not be able to complete such acquisitions or strategic investments. We have incurred substantial expenses in connection with the integration of the operations, practices, policies and procedures of past acquisitions that required significant acquisition and integration efforts, which negatively affected our results of operations, cash flows and liquidity. Our results of operations and cash flows could be negatively affected in the future if we continue to acquire additional businesses requiring significant acquisition and integration efforts.

We may be exposed to a unionized workforce as a result of future acquisitions. Strikes or work stoppages caused by any unions have the potential to adversely affect our relationships with our customers and cause us to lose business. If we do become exposed to a unionized workforce in the future, we cannot assure you that agreements will be reached with such unions, or on desirable terms. Additionally, the labor unions may not be able to negotiate extensions or replacements on terms favorable to their members, or at all, or avoid strikes, lockouts or other labor actions that could affect their members. Any action against us relating to any unionized workforce we employ could have a material adverse effect on our business operations, financial results, liquidity and cash flows.

Risks Related to Indebtedness

As of December 31, 2025, we had $690.0 million of borrowings outstanding, excluding approximately $88.3 million of equipment loans. Our outstanding debt and debt service requirements could adversely affect our business, financial condition and results of operations or could affect our ability to access capital markets in the future. In addition, our debt contains restrictive covenants that may prevent us from engaging in transactions that might benefit us.

As of December 31, 2025, we had $690.0 million of borrowings outstanding, excluding approximately $88.3 million of equipment loans. Our outstanding debt and debt service requirements could have significant consequences on our future operations, including: making it more difficult for us to meet our debt-related payment and other obligations; an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which could result in all of our debt becoming immediately due and payable; reducing the availability of our cash flows to fund working capital, capital expenditures, acquisitions or strategic investments, and limiting our ability to obtain additional financing for these purposes; exposing us to interest rate risk on variable rate indebtedness, in particular, during periods of elevated interest rates; limiting our flexibility in planning for, or reacting to changes in our business, the industries in which we operate and the general economy; and placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

If our credit rating is downgraded, it could increase borrowing costs on our variable rate indebtedness, and/or increase the cost of renewing or obtaining new debt financing or make it more difficult to renew, obtain or issue new debt financing in the future.

The terms of our indebtedness contain customary events of default and covenants that prohibit us from taking certain actions without satisfying certain financial tests or obtaining the consent of the lenders. Should we be unable to comply with the terms and covenants of our indebtedness, including our credit facility, we would be required to obtain consents from our lenders, modify our credit facility or other debt instruments or secure another source of financing to continue to operate our business, none of which may be available to us on reasonable terms or at all. A default could also result in the acceleration of our obligations. In addition, these covenants may prevent us from engaging in transactions that benefit us, including responding to changing business and economic conditions or securing additional financing, if needed.

Any of these factors could have an adverse effect on our business, financial condition and results of operations. Our ability to meet our payment and other obligations under our debt instruments depends on our ability to generate significant cash flow in the future, which can be subject to many factors, some of which are beyond our control. We cannot assure you that our business will generate future cash flow from operations, or that future borrowings will be available to us in an amount sufficient to enable us to meet our payment obligations and fund other liquidity needs. Our business is capital intensive, and if we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital, and some of these activities could have terms that are unfavorable or could be highly dilutive. Our ability to obtain additional financing or to refinance our existing indebtedness will depend on the capital markets and our financial condition at such time. Any of the above factors could adversely affect our results of operations, cash flows and liquidity.

Our level of indebtedness requires us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness and could adversely affect our financial flexibility and our competitive position.

Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Our indebtedness could have other important consequences to you and significant effects on our business. For example, it could: require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes; restrict us from exploiting business opportunities, make it more difficult to satisfy our financial obligations, including payments on our indebtedness; and limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

Our variable rate indebtedness subjects us to interest rate risk and could have a material adverse effect on us.

Borrowings under our credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even if the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Our weighted average interest rate on our variable rate debt during 2025 was 8.95%. The annual effect on our pre-tax earnings of a hypothetical 50 basis point increase or decrease in variable interest rates would be approximately $3.5 million based on our December 31, 2025 balance of variable rate debt.

A downgrade in our debt rating could restrict our ability to access the capital markets.

The terms of our financings are, in part, dependent on the credit ratings assigned to our debt by independent credit rating agencies. We cannot provide assurance that our current credit rating will remain in effect for any given period of time or that it will not be lowered or withdrawn entirely by a rating agency. Factors that may impact our credit rating include, among other things, our debt levels and liquidity, capital structure, financial performance, future acquisitions or strategic investments, planned asset purchases or sales, near- and long-term growth opportunities, client base and market position, geographic diversity, regulatory environment, project performance and risk profile. A downgrade in our credit rating could limit our ability to access the debt capital markets or refinance our existing debt or cause us to refinance or issue debt with less favorable terms and conditions. An increase in the level of our indebtedness and related interest costs may increase our vulnerability to adverse general economic and industry conditions and may affect our ability to obtain additional financing, as well as have a material adverse impact on our business, financial condition and results of operations.

We may not have access in the future to sufficient capital on favorable terms or at all. We may require additional capital to pursue acquisitions, to fund capital expenditures, for working capital needs, or to respond to changing business conditions.

Our existing debt agreements include restrictions on our ability to incur additional debt at certain levels. In addition, if we seek to incur more debt, we may be required to agree to additional covenants that further limit our operational and financial flexibility. If we pursue additional debt or equity financings, we cannot be certain that such funding will be available on terms acceptable to us, or at all. Our inability to access additional capital could adversely affect our liquidity and may limit our growth and ability to execute our business strategy.

Risks Related to Legal, Compliance and Regulatory Matters

We are exposed to risks relating to occupational, health and safety matters and operate at project sites that involve a high degree of operational hazards and risks. In addition, we are subject to regulations including the U.S. Occupational Safety and Health Administration (“OSHA”), compliance for which can be costly. Failure by us or any of our business partners to maintain safe work sites and equipment or to comply with OSHA could have a material adverse impact on our business, financial condition and results of operations.

Our operations are subject to extensive laws and regulations relating to the maintenance of safe conditions in the workplace, including those under state and local laws. While we have invested, and will continue to invest resources in our occupational, health, and safety programs, many of our businesses involve a high degree of operational hazards and risks, and there can be no assurance that we will avoid significant exposure to such hazards and risks. For example, the project sites at which we operate often put our workers and others in close proximity with mechanized equipment, moving vehicles, and utility infrastructure. These sites and conditions can create numerous safety risks, including but not limited to fall risks, electrocutions, fires, explosions, mechanical failures, transportation accidents and damage to equipment. These hazards and risks and any failure to implement effective safety procedures can cause, among other things, personal injury and loss of life, severe damage to or destruction of property and equipment and other consequential damages, and could lead to fines or penalties, suspension or cessation of operations, claims, costs to remediate occupational hazards, an increase in workforce turnover, insurance premiums, civil litigation or criminal liability. Any of the foregoing could have a material adverse impact on our business, financial condition and results of operations.

Furthermore, poor safety performance by us could also jeopardize our relationships with our customers, negatively impact the morale of our workers and harm our reputation. Our customers seek to minimize safety risks on their sites and frequently review the safety records of contractors during bidding processes. Accordingly, if our safety record were to substantially deteriorate over time, we might become ineligible to bid on certain work, and our customers could cancel our contracts and/or decline to award us future business. As a result, failure to maintain adequate safety standards, training and equipment by us, or any of our subcontractors could result in reduced profitability or the loss of projects or clients, and have a material adverse impact on our business, financial condition and results of operations.

In addition, we are subject to regulations promulgated by OSHA, which establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by applicable regulatory authorities and various recordkeeping, disclosure and procedural requirements. OSHA has and may continue to become more stringent over time. Changes to OSHA requirements, or stricter interpretation or enforcement of existing laws or regulations, could result in increased costs. If we fail to comply with applicable OSHA regulations, even if no work-related serious injury or death occurs, we may be subject to civil or criminal enforcement and be required to pay substantial penalties, incur significant capital expenditures or suspend, terminate or limit operations. Any such accidents, citations, violations, injuries or failure to comply with industry best practices may subject us to adverse publicity, damage our reputation and competitive position, impact our ability to maintain and secure new work with customers and have a material adverse effect on our business.

We have incurred, and we will continue to incur, capital and operating expenditures and other costs in the ordinary course of business in complying with OSHA and other state, local and foreign laws and regulations. While we have invested, and we will continue to invest, substantial resources in worker health and safety programs, there can be no assurance that we will avoid significant liability exposure. Personal injury claims for damages, including for bodily injury or loss of life, could result in substantial costs and liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows. In addition, if our safety record were to substantially deteriorate, or if we suffered substantial penalties or criminal prosecution for violation of health and safety regulations, business customers could cancel existing contracts and not award future business to us, which could materially and adversely affect our liquidity, cash flows and results of operations.

Project performance issues, including those caused by third parties, or certain contractual obligations may result in additional costs to us, reductions or delays in revenues or the payment of penalties, including liquidated damages.

Many projects involve challenging engineering, procurement and construction phases that may occur over several years. We may encounter difficulties that adversely affect our ability to complete the project in accordance with the original delivery schedule. These difficulties may be the result of delays: in designs; in engineering information or materials provided by the customer or a third party; in equipment and material delivery; due to schedule changes; from our customer’s failure to timely obtain permits, rights-of-way or to meet other regulatory requirements; due to weather-related issues; caused by difficult worksite environments; caused by inefficiencies and not achieving expected workforce performance and other factors, some of which are beyond our control; and due to local opposition, which may include injunctive actions as well as public protests, to the siting of electric transmission lines, renewable energy projects, or other facilities.

Any delay or failure by suppliers or by workers in the completion of their portion of the project may result in delays in the overall progress of the project or may cause us to incur additional costs, or both. We may not be able to recover the costs we incur that are caused by delays. Failure to meet any of our schedules or performance requirements could also result in additional costs or penalties, including liquidated damages, loss of revenue related to milestone achievement, and such amounts could reduce project profit. In extreme cases, the above-mentioned factors could cause project cancellations. Delays or cancellations may impact our reputation or relationships with customers and adversely affect our ability to secure new contracts. Larger projects present additional performance risks due to complexity of the work and duration of the project.

Our customers may change or delay various elements of the project after its commencement. The design, engineering information, equipment or materials that are to be provided by the customer or other parties may be deficient or delivered later than required by the project schedule, resulting in additional direct or indirect costs. Under these circumstances, we generally negotiate with the customer with respect to the amount of additional time required and the compensation to be paid to us. We are subject to the risk that we may be unable to obtain, through negotiation, arbitration, litigation or otherwise, adequate amounts to compensate us for the additional work or expenses incurred by us due to change orders or failure by others to timely deliver items, such as engineering drawings or materials.

We have in the past brought, and may in the future bring, claims against our customers related to, among other things, the payment terms of our contracts and change orders relating to our contracts. These types of claims occur due to, among other things, customer-caused delays or changes in project scope, either of which may result in additional cost, which may not be recovered until the claim is resolved or at all. Additionally, if any of our customers do not proceed with the completion of projects or default on their payment obligations, or if we encounter disputes with our customers with respect to the adequacy of billing support, we may face difficulties in collecting payment of amounts due to us for the costs previously incurred. In some instances, these claims can be the subject of lengthy legal proceedings, and it is difficult to accurately predict when or if they will be fully resolved. A failure to promptly recover on these types of claims in the future could have a negative impact on our business, financial condition, results of operations and cash flows. Additionally, any such claims may harm our future relationships with our customers and could negatively impact our brand.

Our failure to comply with various laws and regulations related to the construction and operation of utilities, employment licensing and the operation of our fleet of commercial motor vehicles could result in significant liabilities.

We are subject to a number of state and federal laws and regulations, including those related to the construction and operation of utilities, contractor licensing and the operation of our fleet of commercial motor vehicles. If we are not in compliance with these laws and regulations, we may be unable to perform services for our customers and may also be subject to fines, penalties, and the suspension or revocation of our licenses. Our failure to comply with these laws and regulations may affect our ability to operate and could require us to incur significant costs that adversely affect our results of operations.

Our business and our clients’ businesses are subject to a variety of federal, state and local laws and regulations, which could adversely affect our business, financial condition and results of operations.

Federal, state and local laws and regulations affecting our clients, including, among other things, environmental, health and safety, and permitting requirements, may have a material effect on our business. These regulations are complex and subject to change both in substance and interpretation, and often regulations across various industries and jurisdictions can differ or conflict, all of which can negatively impact our or our clients’ ability to efficiently operate. Furthermore, certain regulatory requirements applicable to our clients are also required of us when we contract with such clients, and our inability to meet those requirements could also result in decreased demand for our services. Increased and changing regulatory requirements applicable to us and our clients have resulted in, among other things, project delays for our services in the past, and may do so in the future, which can adversely affect our business, financial condition and results of operations. Changes in law, regulations or requirements, or a material failure to comply with any of them, could increase our costs and have other negative impacts on our business by, among other things, increasing costs, harming our reputation and, in some instances, causing us to be in violation of our contractual obligations.

Additionally, we collect and retain information about our customers, stockholders, vendors and personnel. Legislation and regulatory requirements, as well as contractual commitments, affect how we must store, use, handle, transmit, transfer and otherwise process the confidential and personal information of our customers, stockholders, vendors and personnel. These laws, as well as other new or changing legislative, regulatory or contractual requirements concerning data privacy and protection, could require us to expend significant additional compliance costs, and any failure to comply with such requirements can result in significant liability or harm to our reputation.

We may be subject to litigation, indemnity claims, and other disputes, which could result in significant liabilities and adversely impact our financial results.

From time to time, we are subject to lawsuits, arbitration proceedings, and other claims brought or threatened against us by various parties, including our customers. These actions and proceedings may involve claims for, among other things, compensation for personal injury, workers’ compensation, wage and hour violations, employment discrimination, harassment, retaliation, and other employment-related damages, breach of contract, property damage, liquidated damages, consequential damages, punitive damages, statutory damages, and civil penalties, other losses, or injunctive or declaratory relief. In addition, we may also be subject to class action lawsuits, including those alleging violations of the Fair Labor Standards Act, state and municipal wage and hour laws, and misclassification of independent contractors. We also indemnify our customers for claims arising out of or related to the services we provide and our actions or omissions under our contracts. In some instances, we may be allocated risk through our contract terms for the actions or omissions of our customers, workforce, or other third parties.

Due to the inherent uncertainties of litigation and other dispute resolution proceedings, we cannot accurately predict the ultimate outcome of these matters. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Class action lawsuits may seek recovery of very large or indeterminate amounts. Accordingly, the magnitude of the potential loss may remain unknown for substantial periods of time. These proceedings could result in substantial costs and may require us to devote substantial resources to our defense. The ultimate resolution of any litigation or proceeding through settlement, mediation, or a judgment could have a material impact on our reputation and adversely affect our results of operations and financial position.

Climate change and related risks and environmental issues could have an adverse impact on our business. An earthquake, wildfire or other man-made or natural disaster or resource shortage could disrupt and harm our operations.

The effects of climate change may increase both the frequency and severity of extreme weather conditions and natural disasters, which may affect our business operations. The occurrence of extreme weather conditions or a man-made or natural disaster, including as a result of climate change, such as an earthquake, drought, hurricanes, freezing conditions, extreme heat, flood, hail, fire, water scarcity, damage to infrastructures, impacts to transportation systems or any critical resource shortages could cause a significant interruption in our or our customers’ business, damage or destroy our or our customers’ facilities or inventory or cause us to incur significant costs, any of which could harm our business, financial condition and results of operations. The activities of our third-party vendors and other suppliers, manufacturers, business partners and distributors may be similarly disrupted. Our business operations may face risks associated with “transition risks” such as risks related to the impact of climate-related legislation and regulation and risks related to climate-related business trends (such as the process of transitioning to a lower-carbon economy). Any insurance we maintain against such risks may not be adequate to cover losses in any particular case, and such insurance may become increasingly expensive or unavailable.

Our failure to comply with environmental and other laws and regulations could result in significant liabilities.

Our past, current and future operations are subject to numerous environmental and other laws and regulations governing our operations, including the use, transport and disposal of non-hazardous and hazardous substances and waste, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment, including asbestos and mercury, and workforce exposure to such hazardous substances and waste. We cannot predict future changes to environmental regulations and policies, nor can we predict the effects that any such changes would have on our business, but such effects could be significant.

Under the Comprehensive Environmental Response, Compensation and Liability Act, also known as the “Superfund” law, and comparable state laws and regulations, liabilities can be imposed for cleanup of previously owned or operated properties, or properties to which hazardous substances or waste were discharged by current or former operations at our facilities, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. The presence of contamination from such substances or waste could interfere with ongoing operations or adversely affect our ability to sell, lease or otherwise use our properties in ways such as collateral for possible financing. At times, our operations are conducted in close proximity to pipelines, underground storage tanks, or other equipment that may be used to transport or store hazardous substances. In the event that our operations cause a release of such substances, we could be subject to environmental compliance and/or remediation liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows. We could also be held liable for significant penalties and damages under certain other environmental laws and regulations, which could materially and adversely affect our business, financial condition, results of operations and cash flows. Generally, under our contracts we are responsible for any non-hazardous or hazardous substances and waste we bring on to a jobsite or that we generate secondary to the work we perform, which liabilities could arise from violations of environmental laws and regulations as a result of human error, equipment failure or other causes.

In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or leaks, or the imposition of new permitting or cleanup requirements could require us to incur significant costs or become the basis for new or increased liabilities that could harm our business, financial condition, results of operations and cash flows. In certain instances, we have obtained indemnification or covenants from third parties (including our predecessor owners or lessors) for some or all of such cleanup and other obligations and liabilities. However, such third-party indemnities or covenants may not cover all of our costs, which could have a material adverse effect on our business, results of operations and cash flows.

Legislative and regulatory proposals to address greenhouse gas emissions could have an adverse effect on our business, financial condition and results of operations, and it is not possible at this time to predict how legislation or regulations adopted to address greenhouse gas emissions would impact our business in the future. Any of these actions could result in increased costs associated with our operations and impact the prices we charge our customers. If new regulations are adopted regulating greenhouse gas emissions from mobile sources such as cars and trucks, we could experience a significant increase in environmental compliance costs due to our large fleet. In addition, if our operations are perceived to result in high greenhouse gas emissions, our reputation could suffer.

We are also subject to laws and regulations protecting endangered species, artifacts and archaeological sites. Future changes to and enforcement of these laws and regulations could adversely impact our operations. We may incur work stoppages to avoid violating these laws and regulations, or we may risk fines or other sanctions for accidentally or willfully violating these laws and regulations. We are also subject to immigration laws and regulations, for which noncompliance by us or our workforce could materially and adversely affect our business, financial condition, results of operations and cash flows.

Increases in the costs of providing our workforce with medical benefits could adversely affect our financial results.

The costs of providing medical benefits to our workforce have steadily increased in recent years due to, among other things, rising healthcare costs and legislative requirements. Because of the complex nature of healthcare laws, as well as periodic healthcare reform legislation adopted by Congress, state legislatures, and municipalities, we cannot predict with certainty the future effect of these laws on our healthcare costs. Continued increases in healthcare costs or additional costs created by future health care reform laws adopted by Congress, state legislatures, or municipalities could adversely affect our results of operations and financial position.

Any actual or perceived failure to comply with new or existing laws, regulations, and other requirements relating to privacy, data protection, cybersecurity and consumer protection could adversely affect our business, financial condition and results of operations.

In connection with running our business, we receive, store, use and otherwise process information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal Information”), including from and about actual and prospective customers, as well as our employees and business contacts. We are therefore subject to various federal, state and foreign laws and regulations governing the privacy, security, and processing of Personal Information. For example, the California Consumer Privacy Act, and other laws in other jurisdictions require us to adhere to certain disclosure restrictions and deletion obligations with respect to the Personal Information of their residents, and allow for penalties for violations and, in some cases, a private right of action. These laws also impose transparency and other obligations with respect to Personal Information of their respective residents and provide residents with similar rights with respect to their Personal Information. We have invested, and continue to invest, human and technology resources in our efforts to comply with such requirements that may be time-intensive and costly.

These laws, regulations, and other requirements, which include evolving privacy, data protection, cybersecurity and consumer protection requirements, continue to develop and may be subject to differing interpretations or inconsistent enforcement across jurisdictions. Changes in applicable laws or regulations, or the interpretation or application of existing requirements, may require us to modify our business practices, information technology systems or security controls, incur additional compliance costs, or limit the manner in which we collect, use or retain Personal Information. Any failure, or perceived failure, by us or by third-party service providers with whom we work to comply with applicable legal or regulatory obligations, contractual commitments, or our stated policies could result in regulatory inquiries, enforcement actions, fines, penalties, litigation, contractual liability or reputational harm. We could incur significant costs investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business. These proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.

We could be adversely affected by any violations of the U.S. FCPA, the U.K. Bribery Act and other foreign anti-bribery laws.

The U.S. Foreign Corrupt Practices Act of 1977, as amended (the “U.S. FCPA”) generally prohibits companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and nongovernment persons and entities. Our policies mandate compliance with these anti-bribery laws. However, we currently operate in, and intend to further expand into, many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In addition, due to the level of regulation in our industry, our entry into certain jurisdictions requires substantial government contact where norms can differ from U.S. standards. It is possible that our employees, subcontractors, agents and partners may take actions in violation of our policies and anti-bribery laws. Any such violation, even if prohibited by our policies, could subject us to criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, financial condition, cash flows and reputation.

If we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls and requires attestations of the effectiveness of internal controls by independent auditors. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Evaluation by us of our internal controls over financial reporting may identify material weaknesses. The identification of a material weakness in our internal controls or the failure to remediate existing material weaknesses in our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of rules. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. This could have a material adverse effect on our business, financial condition and results of operations and could also lead to a decline in the price of our Class A common stock.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following the first annual report we are required to file with the SEC. To comply with the requirements of being a public company, we will need to implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff. For as long as we are an “emerging growth company” under the Securities Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. See “—As an emerging growth company within the meaning of the Securities Act, we may utilize certain modified disclosure requirements, and we cannot be certain if these reduced requirements will make our Class A common stock less attractive to investors.” We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation. Establishing these internal controls may also divert management’s attention.

Risks Related to Intellectual Property

If we fail to adequately protect our intellectual property or technology (including any later developed or acquired intellectual property or technology), our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Our commercial success will depend in part on our ability to obtain and maintain appropriate intellectual property protection in the United States and foreign jurisdictions with respect to our proprietary technology and the proprietary technology and products we in-license from our partners. Our ability to successfully implement our business plan depends on our ability to build and maintain brand recognition using trademarks, service marks, trade dress and other intellectual property. While we have registered our material trademarks in many of our significant markets, we have not registered all of our marks in all of the jurisdictions in which we currently conduct or intend to conduct business. Further, if we seek to register these trademarks, we cannot be sure that our attempts will be successful. We may rely on trade secrets, trademark, patent and copyright laws and confidentiality and other agreements with employees and third parties, all of which offer only limited protection. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and subject to change at any time. The steps we have taken and the steps we will take to protect our proprietary rights may not be sufficient to prevent infringement, misappropriation, dilution or other violations of, or loss of rights in, our proprietary information or our intellectual property rights; prevent others from independently developing products or services similar to, or duplicative of, ours; prevent our competitors from gaining access to our proprietary information and technologies; or permit us to gain or maintain a competitive advantage. If our efforts to protect our intellectual property are unsuccessful or inadequate, or if any third party misappropriates or infringes on our intellectual property or successfully opposes or challenges our intellectual property applications, the value of our brands may be harmed, which could have a material adverse effect on our business. Protecting against unauthorized use of our trademarks and other intellectual property rights may be expensive, difficult and, in some cases, not possible. It may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights and proving any such infringement may be even more difficult. Furthermore, litigation to protect and enforce our intellectual property rights, regardless of merit, is inherently uncertain and our success cannot be assured. Any litigation could be lengthy and result in substantial costs and diversion of our resources and could have a material adverse effect on our business and results of operations, regardless of its outcome. If we are unsuccessful in enforcing our intellectual property rights, third parties may be able to offer competitive products and services at lower prices, and we may not be able to effectively compete against these companies. In addition, if any third-party copies or imitates our products or services in a manner that affects customer or consumer perception of the quality of our business, our reputation and sales could suffer whether or not these violate our intellectual property rights.

Third parties may claim in the future that we have infringed, misappropriated, diluted or otherwise violated their intellectual property rights. Former employers of our employees may also assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. There can be no assurance that we will obtain a favorable outcome in any resulting litigation or dispute. Further, certain agreements with customers contain provisions where we indemnify, subject to certain limitations, the counterparty for damages suffered as a result of claims related to intellectual property infringement based on our data or technology. Infringement claims covered by such indemnity provisions could be expensive to litigate and may result in significant settlement payments. Defending against any third-party claim could be time consuming, divert management’s attention from our business operations and could result in adverse judgments, settlements on unfavorable terms or substantial litigation costs, including any monetary damages and member or customer indemnification obligations that may result from such claims. As a result of such claims, we may be required to obtain licenses from third parties, develop alternative products or redesign our products. We cannot be sure that any such licenses would be available on terms acceptable to us, if at all. If we are unable to obtain licenses on terms acceptable to us, if at all, our ability to develop and sell products or services containing that intellectual property would be limited. We may be forced to acquire or develop alternative intellectual property, which we may be unable to do in a commercially feasible manner, or at all, which may require us to use alternative technology of lower quality or performance standards. If we are unable to develop or license alternative technology (or must spend significant amounts of money to do so), our business, cash flows, financial condition, results of operations or prospects could be materially adversely affected.

We also must rely on contractual provisions with the third parties that license intellectual property to us and that obligate these third parties to protect our rights in the intellectual property licensed to us. There is no guarantee that these third parties would be successful in attempting to protect our rights in any such licensed intellectual property. There is no assurance that competitors will not be able to design around current or future patents or other intellectual property or any intellectual property licensed to us.

The licenses we receive to such intellectual property rights may not provide exclusive or unrestricted rights in all fields of use and in all territories in which we may wish to develop or commercialize our products or services in the future and may restrict our rights to offer certain products or services in certain markets or impose other obligations on us in exchange for our rights to the licensed intellectual property. If we violate the terms of any of our license agreements, such as by failing to make specified royalty payments or failing to comply with quality control standards, a licensor may have the right to terminate our license. Even if we comply with all the terms of a license agreement, we cannot guarantee that we will be able to renew an agreement when it expires even if we desire to do so. The failure to maintain or renew our material license agreements could result in a loss of revenue and negatively impact our results of operations.

Risks Related to Our Organizational Structure

We will be a holding company and our principal asset after completion of the Transactions will be direct and indirect ownership of the LLC Interests and, accordingly, we will be dependent upon ITG Parent and its consolidated subsidiaries for our results of operations, cash flows and distributions.

Upon completion of the Transactions, we will be a holding company and will have no material assets other than direct and indirect ownership of the LLC Interests. As a holding company, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses, including to satisfy our obligations under the Tax Receivable Agreement, or declare and pay dividends, if any, in the future, will depend upon the results of operations and cash flows of ITG Parent and its consolidated subsidiaries, including ITG OpCo, and distributions we receive from ITG Parent. Our subsidiaries may not generate sufficient cash flow to distribute funds to us and applicable state law and contractual restrictions may not permit such distributions. Furthermore, so long as the Tax Receivable Agreement is outstanding and in effect, without the prior consent of the Agent, any distributions we receive from ITG Parent may only be used by us to meet our obligations under the Tax Receivable Agreement and to pay our taxes and other legal compliance obligations and for no other purpose.

Though no assurances can be provided, we anticipate that ITG Parent will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income of ITG Parent will be allocated to holders of the LLC Interests. Accordingly, we and our subsidiaries will be required to pay income taxes on our allocable share of any net taxable income of ITG Parent allocated to us under the terms of the ITG Parent LLC Agreement. Under the terms of the ITG Parent LLC Agreement, ITG Parent will be required to make tax distributions to the holders of LLC Interests, including us, on a pro rata basis (unless certain exceptions apply) and without regard to any applicable basis adjustment from which we may benefit. In addition to tax payments, we will incur expenses related to our operations, including obligations to make payments under the Tax Receivable Agreement, which we expect could be significant. The tax benefits we may realize as a result of our purchase of LLC Interests and any exchanges of LLC Interests, and the resulting amounts we are likely to pay out to the TRA Participants pursuant to the Tax Receivable Agreement depend on various factors and are difficult to quantify with any precision; however, we estimate that such payments may be substantial. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” Furthermore, our allocable share of ITG Parent’s net taxable income will increase over time as the Continuing Equity Owners redeem or exchange their LLC Interests for shares of Class A common stock or cash.

We intend (as the owner of its managing member) to cause ITG Parent to make cash distributions to the owners of LLC Interests, including us, in amounts sufficient to (1) fund all or part of their tax obligations in respect of taxable income allocated to them from ITG Parent and (2) cover our operating expenses, including payments under the Tax Receivable Agreement. However, ITG Parent’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would violate either any contract or agreement to which ITG Parent or its subsidiaries is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering ITG Parent or its subsidiaries insolvent. If we do not have sufficient funds to pay our tax or other liabilities or to fund our operations (including, if applicable, because of an acceleration of our obligations under the Tax Receivable Agreement), we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable

Agreement, such payments generally will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, unless, generally, such nonpayment is due to a lack of sufficient funds. In addition, if ITG Parent does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired (though we do not currently expect to declare or pay any dividends). See “—Risks Related to This Offering and Our Class A Common Stock,” “Dividend Policy,” “Certain Relationships and Related Party Transactions—ITG Parent LLC Agreement” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Conflicts of interest could arise between our stockholders and the Continuing Equity Owners, which may impede business decisions that could benefit our stockholders.

The Continuing Equity Owners, who, upon consummation of this offering, will be the only holders of LLC Interests other than us, have the right to consent to certain amendments to the ITG Parent LLC Agreement, as well as to certain other matters. The Continuing Equity Owners may exercise these consent rights in a manner that conflicts with the interests of our other stockholders. Circumstances may arise in the future when the interests of the Continuing Equity Owners conflict with the interests of our other stockholders, particularly in the context of acquisitions. As we control ITG Parent, we have certain obligations to the Continuing Equity Owners as holders of LLC Interests that may conflict with fiduciary duties our officers and directors owe to our stockholders. These conflicts may result in decisions that are not in the best interests of our stockholders.

We will be required to make payments under the Tax Receivable Agreement and the amounts of such payments could be significant.

In connection with the consummation of this offering, we will enter into the Tax Receivable Agreement with the TRA Participants. Under the Tax Receivable Agreement, we will be required to make cash payments to the TRA Participants equal to a percentage of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of certain tax attributes, including (i) our allocable share of existing tax basis attributable to our acquisition or ownership of LLC Interests in connection with this offering, (ii) certain tax attributes we will acquire from the Blocker in the Blocker Merger (including net operating losses and the Blocker’s allocable share of tax basis), (iii) increases in our allocable share of then existing tax basis, and certain adjustments to the tax basis of the assets of ITG Parent and its subsidiaries as a result of actual or deemed sales or exchanges of LLC Interests in connection with this offering, if any, and future redemptions or exchanges of LLC Interests, (iv) imputed interest arising from any payments we make under the Tax Receivable Agreement and (v) certain other tax benefits related to entering into the Tax Receivable Agreement, including certain payments made under the Tax Receivable Agreement. We will be required to make payments to the TRA Participants under the Tax Receivable Agreement in respect of any tax year to the extent tax benefits are realized, or in certain circumstances deemed to be realized, in that tax year as a result of the specified circumstances (calculated using certain assumptions), even if all of the Continuing Equity Owners exchange or redeem their LLC Interests, and the payments under the Tax Receivable Agreement will not be conditioned upon continued ownership of our stock by the TRA Participants. The payment obligations under the Tax Receivable Agreement are obligations of ITG, Inc. and not of ITG Parent. There is no maximum term for the Tax Receivable Agreement.

We expect that the amount of the cash payments we will be required to make under the Tax Receivable Agreement will be substantial. Assuming there are no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, and assuming all exchanges or redemptions would occur immediately after the initial public offering, based on the assumed initial public offering price of $20.50 per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we would be required to pay approximately $346.2 million over the fifteen-year period from the date of this offering. The actual amounts we will be required to pay under the Tax Receivable Agreement and the actual amount of deferred tax assets and related liabilities that we will recognize as a result of any such future exchanges or redemptions will differ based on, among other things: (i) the amount and timing of future exchanges or redemptions of the LLC Interests, as applicable, and the extent to which such exchanges or redemptions are taxable; (ii) the price per share of our Class A common stock at the time of the exchanges or redemptions; (iii) the amount of Blocker tax attributes; (iv) the amount and timing of future income against which to offset the tax benefits; and (v) the tax rates then in effect. Absent a termination event pursuant to the terms of the Tax Receivable Agreement and assuming no material changes in the relevant tax laws, we expect our obligation to make cash payments under the Tax Receivable Agreement would continue for more than fifteen years after all of the Continuing Equity Owners exchange or redeem all of their LLC Interests.

Any payments made by us to the TRA Participants under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. Furthermore, if we experience a change of control (as will be defined under the Tax Receivable Agreement), which we anticipate will include, among other things, certain mergers, asset sales, and other forms of business combinations, we expect that the Tax Receivable Agreement will obligate us to make an immediate payment, which may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. This payment obligation could (i) make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement and (ii) result in holders of our Class A common stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Finally, because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement depends on the ability of ITG Parent to make distributions to us or to Intermediate. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

In certain circumstances, ITG Parent will be required to make distributions to us and certain of the Continuing Equity Owners, and the distributions may be substantially in excess of the amounts we use to make distributions to our stockholders and pay our expenses (including our taxes and payments under the Tax Receivable Agreement). To the extent we do not distribute such excess cash as dividends on our Class A common stock, certain of the Continuing Equity Owners receiving such distributions would benefit from any value attributable to such cash as a result of their ownership of shares of Class A common stock upon a redemption or exchange of their LLC Interests.

ITG Parent is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income is allocated to its members, including us and certain of the Continuing Equity Owners. We intend to cause ITG Parent to make tax distributions quarterly to the holders of LLC Interests (including us), in each case on a pro rata basis based on ITG Parent’s net taxable income, and without regard to any applicable basis adjustment and based on an assumed tax rate (which is likely to be higher than the tax rate applicable to a corporate taxpayer). Funds used by ITG Parent to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, these tax distributions may be substantial and will likely exceed (as a percentage of ITG Parent’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. As a result, it is possible that we will receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. No adjustments to the exchange ratio of LLC Interests for shares of our Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our stockholders. To the extent, as currently expected, we do not or cannot distribute such cash as dividends on our Class A common stock and instead, for example, hold such cash balances, this may result in shares of our

Class A common stock increasing in value relative to the LLC Interests. The holders of LLC Interests may benefit from any value attributable to such cash balances if they receive shares of Class A common stock on redemption or exchange of their LLC Interests or if we acquire additional LLC Interests (whether from ITG Parent or from holders of LLC Interests) at a price based on the market price of our Class A common stock at the time. See “Dividend Policy.”

In certain cases, payments under the Tax Receivable Agreement to the TRA Participants may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

Under the Tax Receivable Agreement, if we exercise our right to terminate the Tax Receivable Agreement early, certain changes of control occur or we breach any of our material obligations under the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement to make payments would be accelerated and based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

As a result of the foregoing, we could be required to make payments that are greater than 85% of the actual cash tax benefits that we realize in respect of the tax attributes subject to the Tax Receivable Agreement or that are prior to the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity. Changes in law or changes in tax rates following the date of acceleration may also result in payments being made in excess of the future tax benefits, if any. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control or reducing the proceeds directly or indirectly attributable to the holders of our Class A common stock in connection with such transactions. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

Assuming that the market value of a share of Class A common stock were to be equal to an initial public offering price of $20.50 per share of Class A common stock (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) and a discount rate of 4.68%, we estimate that the aggregate amount of termination payments under the Tax Receivable Agreement would be approximately $244.9 million if we were to exercise its early termination right immediately following this offering.

We may not be able to realize all or a portion of the tax benefits that are currently expected to result from the tax attributes covered by the Tax Receivable Agreement and from payments made under the Tax Receivable Agreement.

Our ability to realize the tax benefits that we currently expect to be available as a result of the tax attributes covered by the Tax Receivable Agreement, the payments made pursuant to the Tax Receivable Agreement, and the interest deductions imputed under the Tax Receivable Agreement all depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which such deductions are available and that there are no adverse changes in applicable law or regulations. Additionally, if our actual taxable income were insufficient or there were additional adverse changes in applicable law or regulations, we may be unable to realize all or a portion of the expected tax benefits and our cash flows and stockholders’ equity could be negatively affected. See “Certain Relationships and Related Party Transactions —Tax Receivable Agreement.”

We will not be reimbursed for any payments made to the beneficiaries under the Tax Receivable Agreement in the event that any purported tax benefits are subsequently disallowed by the IRS.

If the U.S. Internal Revenue Service (the “IRS”) or a state, local or foreign taxing authority challenges the tax attributes or tax positions that give rise to payments under the Tax Receivable Agreement and the tax savings that gave rise to such payments are subsequently deferred or disallowed, the recipients of payments under the Tax Receivable Agreement will not reimburse us for any payments we previously made to them. Moreover, such challenges by the IRS or a state, local or foreign taxing authority (and the determination of any excess payments under the Tax Receivable Agreement resulting therefrom) may take years to resolve. Any such disallowance would be factored into the determination of future payments under the Tax Receivable Agreement and may, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the basis adjustments, deductions and/or other tax benefits are disallowed, our payments under the Tax Receivable Agreement could exceed our actual tax savings, and we may not be able to recoup payments under the Tax Receivable Agreement that were calculated on the assumption that the disallowed tax savings were available, which could have a material adverse effect on our business, financial condition and results of operations.

The applicable U.S. federal income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, payments could be made under the Tax Receivable Agreement significantly in excess of any actual cash tax savings that we realize in respect of such tax attributes.

As a result of the Tax Receivable Agreement, interests of the Continuing Equity Owners may conflict with those of other holders of our Class A common stock.

Our organizational “Up-C” structure, including the Tax Receivable Agreement, may confer certain benefits upon certain of the Continuing Equity Owners that will not benefit the holders of our Class A common stock to the same extent. Certain of the Continuing Equity Owners may receive payments from us under the Tax Receivable Agreement upon any redemption or exchange of their LLC Interests, including in connection with a change of control transaction. Furthermore, so long as the Tax Receivable Agreement is outstanding and in effect, without the prior consent of the Agent, any distributions we receive from ITG Parent may only be used by us to meet our obligations under the Tax Receivable Agreement and to pay our taxes and other legal compliance obligations and for no other purpose. As a result, the interests of such Continuing Equity Owners may conflict with the interests of holders of our Class A common stock. For example, the Continuing Equity Owners could be entitled to a substantial termination payment under the Tax Receivable Agreement in connection with a change of control transaction which could impact their support for a change of control transaction and their view of the appropriateness of the consideration received for our Class A common stock. In addition, the structuring of future transactions may take into consideration tax or other considerations of such Continuing Equity Owners even in situations where no similar considerations are relevant to us. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement and the related likely benefits to be realized by us and certain Continuing Equity Owners.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including: changes in the valuation of our deferred tax assets and liabilities; expected timing and amount of the release of any tax valuation allowances; tax effects of equity-based compensation; costs related to intercompany restructurings; changes in tax laws, regulations or interpretations thereof; or lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state and local authorities. Outcomes from these audits could have an adverse effect on our results of operations and financial condition.

If ITG Parent were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and ITG Parent might be subject to potentially significant tax inefficiencies.

We intend to operate such that ITG Parent does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership is generally taxable as a corporation for U.S. federal income tax purposes, unless 90% or more of such partnership’s gross income consists of certain passive-type qualifying income, such as interest, dividends and real property rents. Under certain circumstances, redemptions of LLC Interests pursuant to the redemption right, or other transfers of LLC Interests, could cause ITG Parent to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership. We generally intend to operate such that redemptions or other transfers of LLC Interests qualify for one or more such safe harbors or are otherwise restricted in a manner that is intended to prevent ITG Parent from becoming a publicly traded partnership for U.S. federal income tax purposes, though no assurances can be provided.

If ITG Parent were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for us and for ITG Parent, including as a result of any inability to file a consolidated U.S. federal income tax return with ITG Parent.

Risks Related to This Offering and Our Class A Common Stock

The Continuing Equity Owners will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

We are currently controlled, and after this offering is completed will continue to be controlled, by the Continuing Equity Owners. Upon completion of this offering, the Continuing Equity Owners will beneficially own 83.90% of the combined voting power of all of our outstanding common stock (or approximately 81.49% if the underwriters exercise in full their option to purchase additional shares to cover over-allotments). As long as the Continuing Equity Owners collectively own or control at least 40% of our outstanding voting power, they will have the ability to exercise substantial control and significant influence over our management and affairs and all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation or bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. See “Description of Capital Stock.” The concentration of voting power limits your ability to influence corporate matters, and as a result, we may take actions that you do not view as beneficial. As a result, the market price of our Class A common stock could be adversely affected. Even if their collective ownership falls below 40%, the Continuing Equity Owners will continue to be able to strongly influence or effectively control our decisions.

In addition, in connection with this offering, we intend to enter into the Stockholders Agreement with the Continuing Equity Owners, which, among other matters, will provide that the Continuing Equity Owners and their affiliates will be entitled to nominate up to six directors for election to our board of directors depending on the amount of outstanding equity securities of the Company held by them. Pursuant to the Stockholders Agreement, so long as the Oaktree Group beneficially owns shares of voting stock representing at least 5% of the voting power of the then-outstanding voting stock of the Company, the Oaktree Group will continue to have director nomination rights and the ability to receive access to insider information. For more information, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

If the Continuing Equity Owners do not dispose of their remaining equity interest in our company, or if the Continuing Equity Owners purchase shares of our Class A common stock in the open market following the completion of this offering, the Continuing Equity Owners could remain our controlling stockholder for an extended period of time or indefinitely. Even if the Continuing Equity Owners were to beneficially own less than 40% of the total voting power of our outstanding shares of common stock, Continuing Equity Owners may be able to influence the outcome of corporate actions requiring stockholder approval for as long as they own a significant portion of our common stock. Additionally, the interests of the Continuing Equity Owners may not align with the interests of our other stockholders. The Continuing Equity Owners and their affiliates (including Oaktree) may, in the ordinary course of their respective businesses, acquire and hold interests in businesses that compete directly or indirectly with us. The Continuing Equity Owners and their affiliates (including Oaktree) each may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

Following the offering, we will be classified as a “controlled company,” and as a result, we will qualify for, but do not intend to rely on, exemptions from certain corporate governance requirements. In the event that we elect to rely on these exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to such requirements. In addition, the Continuing Equity Owners’ interests may conflict with our interests and the interests of other stockholders.

After the closing of this offering, the Continuing Equity Owners will continue to control a majority of our voting power.

As a result, we will be a “controlled company” within the meaning of the applicable stock exchange corporate governance standards. Under the rules of Nasdaq, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain stock exchange corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we perform annual performance evaluations of the nominating and corporate governance and compensation committees.

We do not intend to rely on these exemptions immediately following this offering. However, for so long as we qualify as a “controlled company,” we will maintain the option to utilize some or all of these exemptions. If we utilize these exemptions, we may not have a majority of independent directors, our nominating and corporate governance and compensation functions may not be decided solely by independent directors, and such committees may not be subject to annual performance evaluations. Accordingly, in the event we elect to rely on these exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

The interests of the Continuing Equity Owners and their affiliates (including Oaktree) could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership beneficially held by Oaktree or the Continuing Equity Owners could delay, defer or prevent a change of control of our Company or impede a merger, takeover or other business combination, which may otherwise be favorable for us and our other stockholders. Additionally, Oaktree is in the business of making investments in companies and Oaktree or the Continuing Equity Owners may, from time to time, acquire and hold interests in businesses that compete, directly or indirectly, with us. Oaktree or the Continuing Equity Owners may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Oaktree or the Continuing Equity Owners continue to directly or indirectly own a significant amount of our common stock, even if such amount is less than a majority thereof, Oaktree or the Continuing Equity Owners will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the listing requirements of Nasdaq, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. Although we have already hired additional employees in preparation for these heightened requirements, we may need to hire more employees in the future, which would increase our costs and expenses.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance and we may have to choose between reduced coverage or substantially higher costs to obtain coverage. These factors could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee and compensation committee.

We cannot be certain that an active trading market for our Class A common stock will develop or be sustained following the completion of this offering.

Prior to the completion of this offering, there has not been a public market for our Class A common stock. Although we have applied to list our Class A common stock on Nasdaq, we cannot predict whether an active public market for our Class A common stock will develop or be sustained after this offering. If an active and liquid trading market does not develop, you may have difficulty selling or may not be able to sell any of the shares of our Class A common stock that you purchase.

An inactive trading market could also impair our ability to raise capital by selling shares of our Class A common stock, our ability to attract and motivate our employees through equity incentive awards and our ability to acquire businesses, brands, assets or technologies by using shares of our Class A common stock as consideration. Furthermore, the liquidity of the market for shares of our Class A common stock may be constrained for as long as the Continuing Equity Owners continue to own a significant portion of our common stock.

We cannot assure you that the price of our Class A common stock will not decline or not be subject to significant volatility after this offering.

We cannot predict the prices at which our shares of Class A common stock will trade after the completion of this offering. The market price of our Class A common stock could be subject to significant fluctuations after this offering. The price of our stock may change in response to fluctuations in our results of operations in future periods and also may change in response to other factors, including factors specific to companies in our industry, many of which are beyond our control. As a result, our share price may experience significant volatility and may not necessarily reflect the value of our expected performance. Among other factors that could affect our stock price are:

•	changes in laws or regulations applicable to our industry or offerings;

•	speculation about our business in the press or the investment community;

•	price and volume fluctuations in the overall stock market;

•	volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;

•	share price and volume fluctuations attributable to inconsistent trading levels of our shares;

•

our ability to protect our intellectual property and other proprietary rights and to operate our business without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of others;

•	sales of our common stock by us or our significant stockholders, officers and directors;

•	redemptions and exchanges by the Continuing Equity Owners of their LLC Interests into shares of Class A common stock;

•	the expiration of contractual lockup agreements;

•	the development and sustainability of an active trading market for our common stock;

•	success of competitive products or services;

•

the public’s response to press releases or other public announcements by us or others, including our filings with the SEC, announcements relating to litigation or significant changes to our key personnel;

•	the effectiveness of our internal controls over financial reporting;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	our entry into new markets;

•	tax developments in the United States, Europe or other markets;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in accounting principles;

•	litigation or governmental investigations initiated against us;

•	reputational issues, including reputational issues involving our competitors and their products, Oaktree and our third-party partners;

•	overall market and industry fluctuations and domestic and worldwide economic, geopolitical and market conditions such as recessions, interest rate changes or international currency fluctuations; and

•	other factors described in this “Risk Factors” section and elsewhere in this prospectus.

Further, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies.

We cannot assure you that you will be able to resell any of your shares of our Class A common stock at or above the initial public offering price. The initial public offering price will be determined by negotiations between us, the selling stockholder and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market, if a trading market develops, after this offering. If the market price of our Class A common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment and may lose some or all of your investment.

We cannot predict the effect our dual class structure may have on the trading market for our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. FTSE Russell has announced changes to its eligibility criteria for inclusion of shares of public companies on certain indices, including the Russell 2000. These changes exclude companies with multiple classes of shares of common stock or ordinary shares from being added to these indices. Furthermore, we cannot assure you that other stock indices will not take a similar approach to FTSE Russell in the future. Exclusion from indices could make our Class A common stock less attractive to investors, and as a result, the market price of our Class A common stock could be adversely affected.

The Continuing Equity Owners have the right to have their LLC Interests exchanged for cash or shares of Class A common stock at the election of the Company and any disclosure of such exchange or the subsequent sale (or any disclosure of an intent to enter into such an exchange or subsequent sale) of such shares of Class A common stock may cause volatility in our stock price.

Immediately following the Transactions, we will have an aggregate of 75,368,148 shares of Class A common stock that are issuable upon exchange of LLC Interests that are held by the Continuing Equity Owners. Under the ITG Parent LLC Agreement, subject to certain restrictions set forth therein and as described elsewhere in this prospectus, including lockup agreements with the underwriters or the market standoff provisions of the ITG Parent LLC Agreement, the Continuing Equity Owners will be entitled to have their LLC Interests exchanged for cash or shares of our Class A common stock at the election of the Company.

We cannot predict the timing, size, or disclosure of any future issuances of our Class A common stock resulting from the exchange of LLC Interests or the effect, if any, that future issuances, disclosure, if any, or sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.

If you purchase shares of our Class A common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $20.69 per share because the initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding Class A common stock. This dilution would result because our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances, the exercise of stock options to purchase Class A common stock granted to our employees and directors under our stock option and equity incentive plans or the exercise of warrants to purchase common stock. See “Dilution.”

As an emerging growth company within the meaning of the Securities Act, as modified by the JOBS Act, we may utilize certain modified disclosure requirements, and we cannot be certain if these reduced requirements will make our Class A common stock less attractive to investors.

We are an “emerging growth company” as defined in the Securities Act, as modified by the JOBS Act, and for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute compensation not previously approved. We have in this prospectus utilized, and we may in future filings with the SEC continue to utilize, the modified disclosure requirements available to emerging growth companies. As a result, our stockholders may not have access to certain information they may deem important.

Following this offering, we could remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which we had total annual gross revenues of at least $1.235 billion (as indexed for inflation); (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under this registration statement; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer,” as defined under the Exchange Act.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our Class A common stock price may be more volatile.

A credit ratings downgrade or other negative action by a credit rating organization could adversely affect the trading price of the shares of our Class A common stock.

Credit rating agencies continually revise their ratings for companies they follow. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. In addition, developments in our business and operations could lead to a ratings downgrade for us or our subsidiaries. Any such fluctuation in our or our subsidiaries’ ratings may impact our ability to access debt markets in the future or increase our cost of future debt, which could have a material adverse effect on our operations and financial condition, which in return may adversely affect the trading price of shares of our Class A common stock.

We do not intend to pay any cash distributions or dividends on our Class A common stock in the foreseeable future.

We have never declared or paid any distributions or dividends on our Class A common stock. We currently intend to retain any future earnings and do not expect to pay any cash distributions or dividends in the foreseeable future. Any future determination to declare cash distributions or dividends will be made at the discretion of our board of directors, subject to applicable laws and provisions of our debt instruments and organizational documents, after taking into account our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Furthermore, so long as the Tax Receivable Agreement is outstanding and in effect, without the prior consent of the Agent, any distributions we receive from ITG Parent may only be used by us to meet our obligations under the Tax Receivable Agreement and to pay our taxes and other legal compliance obligations and for no other purpose. As a result, capital appreciation in the price of our Class A common stock, if any, may be your only source of gain on an investment in our Class A common stock. See “Dividend Policy.”

The price of our Class A common stock could decline if securities analysts do not publish research or if securities analysts or other third parties publish inaccurate or unfavorable research about us.

The trading of our Class A common stock is likely to be influenced by the reports and research that industry or securities analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities or industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our Class A common stock would be negatively affected. If we obtain securities or industry analyst coverage but one or more analysts downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more securities or industry analysts cease to cover the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future sales of our Class A common stock, or the perception that such sales may occur, could depress our Class A common stock price.

Sales of a substantial number of shares of our Class A common stock in the public market following this offering, or the perception that such sales may occur, could depress the market price of our Class A common stock. Our executive officers and directors and certain of our equity holders have agreed with the underwriters not to offer, sell, dispose of or hedge any shares of our Class A common stock or any options or warrants to purchase any shares of our Class A common stock, or securities convertible into, exchangeable for, or that represent the right to receive, shares of our Class A common stock, subject to specified limited exceptions described elsewhere in this prospectus, during the period ending 180 days after the date of the final prospectus, except with the prior written consent of certain representatives of the underwriters. Our certificate of incorporation, as expected to be in effect upon the completion of this offering, will authorize us to issue up to 1,000,000,000 of our authorized shares of Class A common stock, of which 45,862,242 shares of Class A common stock, or 48,030,877 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock, will be outstanding and 75,368,148 shares of Class A common stock, or 73,199,513 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock, will be available upon the exchange of outstanding LLC Interests. All shares of our Class A common stock will be subject to the lockup agreements or market standoff provisions described under “Shares Eligible for Future Sale.” Shares of our Class A common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Any two underwriters out of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and UBS Securities LLC may at any time release all or any portion of the shares of Class A common stock subject to the lockup. See “Underwriting (Conflicts of Interest).”

Upon the completion of this offering, the holders of an aggregate of 45,862,242 shares of our Class A common stock, based on shares of Class A common stock outstanding as of the date of effectiveness of this registration statement, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of Class A common stock reserved for issuance under the Incentive Plan. See “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering. Sales of our Class A common stock pursuant to these registration rights or this registration statement may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our Class A common stock.

Provisions in our certificate of incorporation and bylaws, to be adopted upon the consummation of this offering, may have the effect of delaying or preventing a change of control or changes in our management.

Our certificate of incorporation and bylaws will contain provisions that could depress the trading price of our Class A common stock by discouraging, delaying or preventing a change of control of our Company or changes in our management that the stockholders of our Company may believe advantageous. These provisions include:

•	authorizing “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	providing for a classified board of directors with staggered three-year terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•	not providing for cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	limiting the ability of stockholders to call a special stockholder meeting;

•

prohibiting stockholders from acting by written consent from and after the date on which Oaktree and its affiliates cease to beneficially own at least 40% of the outstanding shares of common stock (the “Trigger Event”);

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•

from and after the Trigger Event, the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon, voting together as a single class;

•	providing that our board of directors is expressly authorized to amend, alter, rescind or repeal our bylaws; and

•

from and after the Trigger Event, requiring the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of common stock entitled to vote thereon, voting together as a single class, to amend provisions of our certificate of incorporation relating to the management of our business, our board of directors, stockholder action by written consent, calling special meetings of stockholders, competition and corporate opportunities, Section 203 of the Delaware General Corporation Law (the “DGCL”), forum selection and the liability of our directors, or to amend, alter, rescind or repeal our bylaws.

In addition, we are not governed by the provisions of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder becomes an “interested” stockholder. For a description of our capital stock, see “Description of Capital Stock.”

In addition, our certificate of incorporation will provide that the federal district court for Delaware will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Our certificate of incorporation will also provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternate forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or employee of the Company to the Company or the Company’s stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or our bylaws; any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; any action asserting a claim against us that is governed by the internal affairs doctrine; or any action asserting an “internal corporate claim” as defined in Section 115 of the DGCL. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court finds the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition, and results of operations.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternate forum, the federal district court for the District of Delaware will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws. We note that there is uncertainty as to whether a court would enforce the choice of forum provision with respect to claims under the federal securities laws, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, technology developments, financing and investment plans, dividend policy, competitive position, industry and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Important risks and uncertainties that could cause actual results to differ materially from our expectations include risks related to:

•	the highly competitive industry that we operate in, and competitive pressures that could materially and adversely affect our business;

•

the fact that we derive a significant portion of our revenues from a small number of customers, and the loss of one or more of these customers, or the impairment of the financial condition of one or more of our customers affecting their ability to pay us on a timely basis, could adversely affect our revenues, results of operations, and liquidity;

•

the fact that we are a growing company with a relatively limited operating history at our current scale, we face various risks, uncertainties, expenses and difficulties and our business is dependent on our ability to effectively develop, maintain and scale our platform;

•	our inability to generate internal growth, which may materially and adversely affect our ability to expand our operations or grow our business;

•

acquisitions and strategic investments, including the diversion of financial and management resources and the integration of acquired businesses into our operations, which, if unsuccessful, could cause us to experience operational challenges and/or negatively affect our operating results, cash flows and liquidity and may not enhance stockholder value;

•	our backlog is subject to cancellation and unexpected adjustments and may not result in actual revenue or profits;

•

the significant portion of our revenues that are derived from multi-year master service agreements and other contracts which our customers may cancel at any time or may reschedule or modify previously assigned work;

•	our inability to accurately estimate the costs associated with services provided under our contracts, which could adversely affect our profitability, results of operations and cash flows;

•

our failure to complete a project in a timely manner, the possibility that we may miss a required performance standard or otherwise fail to adequately perform on a project, which may cause us to incur a loss on that project, which may reduce or eliminate our overall profitability or subject us to liquidated or other damages;

•

the labor-intensive nature of our business, as a result of which we may be unable to attract, retain and ensure the productivity of qualified members of our workforce or to pass increased labor and training costs to our customers;

•

our failure to retain our key personnel or our failure to attract additional qualified personnel, as a result of which we may not be able to achieve our anticipated level of growth and our business could suffer;

•	our failure to promote, maintain or enhance our brand in a cost-effective manner, which may cause loss of market share and a drop in our revenue;

•

the fact that our operations involve activities that are inherently dangerous and may result in, damage or destruction to the property of others, or in injury or death to others, which could expose us to significant financial losses, reputational harm and civil and criminal liabilities;

•

the fact that the industries we serve are subject to rapid technological changes, regulatory changes and requirements associated with government funding as well as customer consolidation, any of which could result in decreased demand for our services and adversely affect our business, financial condition, results of operations and cash flows;

•	our significant outstanding debt, which could adversely affect our business, financial condition and results of operations or could affect our ability to access capital markets in the future;

•

our failure to adequately protect our intellectual property or technology (including any later developed or acquired intellectual property or technology), which could damage our competitive position and cause us to lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights;

•

the fact that we will be a holding company after the completion of the Transactions and our principal asset after completion of the Transactions will be direct and indirect ownership of the LLC Interests and, accordingly, we will be dependent upon ITG Parent and its consolidated subsidiaries for our results of operations, cash flows and distributions;

•	conflicts of interest that could arise between our stockholders and the Continuing Equity Owners, which may impede business decisions that could benefit our stockholders;

•

the Tax Receivable Agreement, including the requirement for us to make cash payments to the TRA Participants in respect of certain tax benefits realized (or, in certain circumstances, deemed to be realized), which are expected to be substantial;

•

the fact that the Continuing Equity Owners will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote;

•

the fact that following the offering, we will be classified as a “controlled company,” and as a result, we will qualify for, but do not intend to rely on, exemptions from certain corporate governance requirements, but may do so in the future. In the event that we elect to rely on these exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to such requirements. In addition, the Continuing Equity Owners’ interests may conflict with our interests and the interests of other stockholders; and

•	the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate, based upon an assumed initial public offering price of $20.50 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $361.0 million (or $417.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. For more information, see “Underwriting (Conflicts of Interest).”

ITG, Inc. intends to contribute the net proceeds from this offering to Intermediate, and Intermediate intends to use such net proceeds to purchase up to 19,512,196 LLC Interests from ITG Parent. ITG Parent intends to use the net proceeds it receives from the sale of LLC Interests to Intermediate to repay approximately $120.0 million in aggregate principal amount of borrowings currently outstanding under the Revolving Credit Facility and approximately $241.0 million in aggregate principal amount of borrowings outstanding under the Term Loan Facility and, to the extent of any remaining net proceeds, for general corporate purposes to support the growth of the business.

As of March 31, 2026, ITG OpCo had borrowed approximately $655.9 million under the Term Loan Facility and approximately $63.0 million under the Revolving Credit Facility. Borrowings under the Term Loan Facility bear interest, as elected by ITG OpCo, at: (a) a rate per annum equal to Term SOFR (as defined in the Credit Agreement (as defined below)) plus a margin of 4.75% or (b) the Base Rate (as defined in the Credit Agreement) plus a margin of 3.75%. Borrowings under the Revolving Credit Facility bear interest, as elected by ITG OpCo, at: (a) a rate per annum equal to Term SOFR plus a margin of 4.50% or (b) the Base Rate plus a margin of 3.50%. The Term Loan Facility was incurred on July 9, 2025 and proceeds therefrom were used to repay all amounts outstanding under ITG OpCo’s prior credit facility, to issue a special distribution of $226.1 million to members of ITG Parent in 2025, as described in the section entitled “Dividend Policy,” to pay fees, expenses and similar transaction costs incurred in connection with the foregoing and for working capital, capital expenditures and other general corporate purposes. The First Amendment Upsize (as defined below) to the Term Loan Facility was incurred on August 29, 2025 and proceeds therefrom were used to finance the acquisition of Tilson (as defined below), to pay fees, expenses and similar transaction costs incurred in connection with the foregoing and for working capital, capital expenditures and other general corporate purposes. The Second Amendment Term Upsize (as defined below) to the Term Loan Facility was incurred on December 30, 2025 and the proceeds therefrom were used to pay amounts outstanding under the Revolving Credit Facility at the time, to pay fees, expenses and similar transaction costs incurred in connection with the foregoing and for working capital, capital expenditures and other general corporate purposes. The Term Loan Facility and Revolving Credit Facility mature on July 9, 2031 and July 9, 2030, respectively.

In the event that the underwriters exercise their option to purchase additional shares of Class A common stock to cover over-allotments, ITG, Inc. will use the net proceeds it receives from such sale to purchase up to 2,168,635 LLC Interests directly from ITG Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions. ITG Parent will use the net proceeds it receives from the sale of LLC Interests directly to ITG, Inc. to redeem up to 2,168,635 LLC Interests from certain of the Continuing Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less applicable underwriting discounts and commissions (and ITG, Inc. will cancel a corresponding number of shares of Class B common stock held by the Continuing Equity Owners).

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot predict with certainty all of the particular uses for the net proceeds of this offering or the amounts that we will actually spend on the uses set forth above. As a result, our management will have broad discretion in applying the net proceeds of this offering, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

We will not receive any proceeds from the sale of our Class A common stock by the selling stockholder. We will, however, bear the costs associated with the sale of shares of Class A common stock by the selling stockholder, other than underwriting discounts and commissions. For more information, see “Principal and Selling Stockholder” and “Underwriting (Conflicts of Interest).” ITG Parent will bear or reimburse ITG, Inc. for all of the expenses incurred in connection with the Transactions, including this offering.

Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock to cover over-allotments, each $1.00 increase (decrease) in the assumed initial public offering price of $20.50 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $18.3 million and the net proceeds received by ITG Parent from the sale of LLC Interests to Intermediate by $18.3 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock to cover over-allotments, each 1,000,000 share increase (decrease) in the number of shares offered by us in this offering would increase (decrease) the net proceeds to us from this offering by approximately $19.3 million and, in turn, the net proceeds received by ITG Parent from the sale of LLC Interests to Intermediate by $19.3 million, assuming that the price per share for the offering remains at $20.50 (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

ORGANIZATIONAL STRUCTURE

ITG, Inc., a Delaware corporation, was incorporated on January 15, 2026 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering and the Transactions, all of our business operations have been conducted through ITG Parent and its direct and indirect subsidiaries, and the Continuing Equity Owners or their affiliates are the only owners of ITG Parent. We will consummate the Transactions, excluding this offering, substantially concurrently with or prior to the consummation of this offering.

In connection with the closing of this offering, we will undertake certain organizational transactions to reorganize our corporate structure in order to implement an “Up-C” structure. The Up-C structure can provide tax benefits and associated cash flow advantages to both the issuer corporation and the existing owners of the limited liability company in the initial public offering. In particular, the Up-C structure will allow certain of the Continuing Equity Owners to retain their equity ownership in ITG Parent and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “flow-through” entity, for U.S. federal income tax purposes following the offering. Investors in this offering will, by contrast, hold their equity ownership in ITG, Inc., a Delaware corporation, that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. One of the tax benefits to such Continuing Equity Owners associated with this structure is that future taxable income of ITG Parent that is allocated to such Continuing Equity Owners will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the ITG Parent entity level. Additionally, because such Continuing Equity Owners may cause their LLC Interests to be redeemed by ITG Parent (or at our option, directly exchanged by ITG, Inc.) for, at our election, either cash or newly issued shares of our Class A common stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends, and reclassifications), the Up-C structure also provides such Continuing Equity Owners with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. In connection with any such redemption or exchange of LLC Interests, a corresponding number of shares of Class B common stock held by the relevant Continuing Equity Owners will automatically be transferred to us for no consideration and be cancelled. In addition, Continuing Equity Owners and ITG, Inc. also each expect to benefit from the Up-C structure as a result of certain tax benefits arising from redemptions or exchanges of such Continuing Equity Owners’ LLC Interests for Class A common stock or cash, and certain other tax benefits covered by the Tax Receivable Agreement discussed in “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” See “Risk Factors—Risks Related to Our Organizational Structure.” In general, the TRA Participants expect to receive payments under the Tax Receivable Agreement of 85% of the amount of certain tax benefits, as described below, and we expect to benefit from amounts equal to 15% of certain tax benefits, if any, that we may actually realize as described below. Any payments made by us to the TRA Participants under the Tax Receivable Agreement will reduce cash otherwise arising from such tax savings. We expect such payments will be substantial. As a result, the interests of the Continuing Equity Owners may conflict with the interests of holders of our Class A common stock. See “Risk Factors-Risks Related to Our Organizational Structure” and “Certain Relationships and Related Party Transactions-Tax Receivable Agreement.”

Existing Organization

ITG Parent is treated as a partnership for U.S. federal income tax purposes and, as such, is generally not subject to any U.S. federal entity-level income taxes. Taxable income or loss of ITG Parent is included in the U.S. federal income tax returns of ITG Parent’s members.

Transactions

Prior to the consummation of the Transactions, we expect that there will initially be one holder of common stock of ITG, Inc. We will consummate the following organizational transactions in connection with this offering:

•	ITG Splitter (which, prior to the consummation of the Transactions, is the entity through which Blocker, Oaktree GP DE AIF and Oaktree Main Fund hold their equity interests in ITG Parent) will distribute its LLC Interests in ITG Parent to Blocker, Oaktree GP DE AIF and Oaktree Main Fund (as well as an affiliate of Oaktree Main Fund, which would in turn contribute the LLC Interests that it receives to Oaktree Main Fund);

•	Oaktree GP DE AIF and Oaktree Main Fund will in turn contribute the LLC Interests that they receive to Oaktree Aggregator;

•

Blocker, Oaktree Aggregator and Management Holdings will enter into the ITG Parent LLC Agreement, which will become effective substantially concurrently with or prior to the consummation of this offering, to, among other things, (1) recapitalize all existing ownership interests in ITG Parent into 101,718,194 LLC Interests, (2) appoint Blocker as the sole managing member of ITG Parent and (3) provide that the holders of LLC Interests and our Class B common stock immediately following consummation of the Transactions, including certain of the Continuing Equity Owners, are entitled to exchange their LLC Interests, together with an equal number of shares of Class B common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash;

•

we will amend and restate ITG, Inc.’s certificate of incorporation to, among other things, provide (1) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally, and (2) for Class B common stock, with each share of our Class B common stock entitling its holder to one vote per share on all matters presented to our stockholders generally but without economic rights, and that shares of our Class B common stock may only be held by the Continuing Equity Owners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B Common Stock”;

•

ITG, Inc. will acquire an indirect interest in the LLC Interests held by Blocker, by means of the Blocker Merger involving Blocker and wholly owned subsidiaries of ITG, Inc. (including Intermediate), and will issue to Oaktree Blocked Fund 26,350,046 shares of our Class A common stock and rights under the Tax Receivable Agreement as consideration in the Blocker Merger, and, as a result of the Blocker Merger, Intermediate will inherit Blocker’s status as the sole managing member of ITG Parent;

•

we will issue 75,368,148 shares of our Class B common stock to certain of the Continuing Equity Owners, which is equal to the number of LLC Interests held by such Continuing Equity Owners, for nominal consideration;

•

we will issue 19,512,196 shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $361.0 million (or approximately $417.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments) based upon an assumed initial public offering price of $20.50 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), less the underwriting discounts and commissions and estimated offering expenses payable by us;

•

ITG, Inc. will contribute the net proceeds from this offering to Intermediate, which will use such net proceeds to purchase 19,512,196 LLC Interests from ITG Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions;

•

ITG Parent will use the net proceeds it receives from the sale of LLC Interests to Intermediate to repay approximately $120.0 million in aggregate principal amount of borrowings currently outstanding under the Revolving Credit Facility and approximately $241.0 million in aggregate principal amount of borrowings outstanding under the Term Loan Facility and, to the extent of any remaining net proceeds, for general corporate purposes to support the growth of the business, as described in “Use of Proceeds”;

•	In the event that the underwriters exercise their option to purchase additional shares of Class A common stock to cover over-allotments, ITG, Inc. will use the net proceeds it receives from such sale to purchase up to 2,168,635 LLC Interests directly from ITG Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions;

•

ITG Parent will use the net proceeds it receives from the sale of LLC Interests directly to ITG, Inc. to redeem up to 2,168,635 LLC Interests from certain of the Continuing Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less applicable underwriting discounts and commissions (and ITG, Inc. will cancel a corresponding number of shares of Class B common stock held by the Continuing Equity Owners) as described in “Use of Proceeds”; and

•

ITG, Inc. will enter into (1) the Stockholders Agreement with the Continuing Equity Owners, (2) the Registration Rights Agreement (as defined below) with the Continuing Equity Owners and (3) the Tax Receivable Agreement with the TRA Participants. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Organizational Structure Following the Transactions

Immediately following the consummation of the Transactions (including this offering):

•

ITG, Inc. will be a holding company and its principal assets will consist of all of the limited liability company interests of Intermediate. Intermediate will directly own LLC Interests it acquires as a result of the Blocker Merger and from ITG Parent with the net proceeds from this offering. ITG, Inc. will directly or indirectly own approximately 45,862,242 LLC Interests of ITG Parent, representing approximately 37.83% of the economic interest in ITG Parent (or approximately 48,030,877 LLC Interests of ITG Parent, representing approximately 39.62% of the economic interest in ITG Parent, if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments);

•

In the event that the underwriters exercise their option to purchase additional shares of Class A common stock to cover over-allotments, ITG, Inc. will also own the LLC Interests it acquires from ITG Parent (in connection with the redemption of LLC Interests from certain of the Continuing Equity Owners with the net proceeds therefrom);

•	Intermediate will be the sole managing member of ITG Parent and will control the business and affairs of ITG Parent and its direct and indirect subsidiaries;

•

the Continuing Equity Owners (other than Oaktree Blocked Fund) will own (1) 75,368,148 LLC Interests of ITG Parent, representing approximately 62.17% of the economic interest in ITG Parent and shares of Class B common stock of ITG, Inc., representing approximately 62.17% of the combined voting power of all of ITG, Inc.’s common stock (or (1) 73,199,513 LLC Interests of ITG Parent, representing approximately 60.38% of the economic interest in ITG Parent and (2) 73,199,513 shares of Class B common stock of ITG, Inc., representing approximately 60.38% of the combined voting power of all of ITG, Inc.’s common stock, if the underwriters exercise in full their option to purchase additional shares to cover over-allotments);

•

Oaktree Blocked Fund (1) will own 26,350,046 shares of Class A common stock of ITG, Inc. (or 25,591,852 shares of Class A common stock of ITG, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments), representing approximately 21.74% of the combined voting power of all of ITG, Inc.’s common stock and approximately 21.74% of the economic interest in ITG, Inc. (or approximately 21.11% of the combined voting power and approximately 21.11% of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments), and (2) through ITG, Inc.’s direct and/or indirect ownership of LLC Interests, indirectly will hold approximately 21.74% of the economic interest in ITG Parent (or approximately 21.11% of the economic interest in ITG Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments); and

•

the purchasers in this offering (1) will own 19,512,196 shares of Class A common stock of ITG, Inc. (or 22,439,025 shares of Class A common stock of ITG, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments), representing approximately 16.10% of the combined voting power of all of ITG, Inc.’s common stock and approximately 16.10% of the economic interest in ITG, Inc. (or approximately 18.51% of the combined voting power and approximately 18.51% of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments), and (2) through ITG, Inc.’s direct and/or indirect ownership of LLC Interests, indirectly will hold approximately 16.10% of the economic interest in ITG Parent (or approximately 18.51% of the economic interest in ITG Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments).

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

As the owner of the sole managing member of ITG Parent, we will operate and control all of the business and affairs of ITG Parent and, through ITG Parent and its direct and indirect subsidiaries, conduct our business. Following the Transactions, including this offering, ITG, Inc. will have the majority economic interest in ITG Parent and will control the management of ITG Parent as the owner of its sole managing member. As a result, ITG, Inc. will consolidate ITG Parent and record a significant noncontrolling interest in a consolidated entity in ITG, Inc.’s consolidated financial statements for the economic interest in ITG Parent held by the Continuing Equity Owners.

Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $20.50 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus).

Pursuant to the terms of the existing limited liability company agreement of ITG Parent, the split between the number of LLC Interests among the Continuing Equity Owners will vary depending on the initial public offering price in this offering. The initial public offering price will also impact the relative allocation of LLC Interests issued in the Transactions among the Continuing Equity Owners and, in turn, the shares of Class A common stock and Class B common stock issued to the Continuing Equity Owners in the Transactions. Additionally, while the number of shares of Class A common stock being offered hereby to the public will not change, any increase or decrease in the number of shares of Class A common stock sold by ITG, Inc. in this offering due to a change in the initial public offering price will result in a corresponding increase or decrease in the number of LLC Interests purchased by ITG, Inc. from ITG Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions. Therefore, the indirect economic interest in ITG Parent represented by the shares of Class A common stock sold in this offering will be largely unaffected by the initial public offering price.

Incorporation of ITG, Inc.

ITG, Inc., the issuer of the Class A common stock offered by this prospectus, was incorporated as a Delaware corporation on January 15, 2026. ITG, Inc. has not engaged in any material business or other activities except in connection with its formation and the Transactions. The amended and restated certificate of incorporation of ITG, Inc. that will become effective immediately prior to the consummation of this offering will, among other things, authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Reclassification and Amendment and Restatement of the ITG Parent LLC Agreement

In connection with the Transactions, Blocker, Oaktree Aggregator and Management Holdings will enter into the ITG Parent LLC Agreement, which will become effective prior to or substantially concurrently with the consummation of this offering to, among other things, recapitalize its capital structure by creating a single new class of units that we refer to as “common units” and provide for a right of redemption of common units in exchange for, at our election (determined solely by a majority of our directors who are disinterested), shares of our Class A common stock or cash. See “Certain Relationships and Related Party Transactions—ITG Parent LLC Agreement.”

DIVIDEND POLICY

We did not declare any dividends in 2024. In 2025, we made one special distribution of $226.1 million to members of ITG Parent. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Our ability to pay dividends may be restricted by the terms of the Credit Agreement and any future credit agreement or any of our or our subsidiaries’ future debt or preferred equity securities. See “Description of Capital Stock,” “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Following the consummation of this offering and the application of proceeds therefrom, ITG, Inc. will be a holding company, and ITG, Inc.’s principal asset will be direct and indirect ownership of LLC Interests. If we decide to pay a dividend in the future, we will need to cause ITG Parent to make distributions to us in an amount sufficient to cover such dividend. However, because we must pay taxes, make payments under the Tax Receivable Agreement and pay our expenses, amounts ultimately distributed as dividends to holders of Class A common stock are expected to be less than the amounts distributed by ITG Parent to the other holders of LLC Interests on a per share basis. If ITG Parent makes such distributions to us, the other holders of LLC Interests will be entitled to receive pro rata distributions. See “Risk Factors—Risks Related to Our Organizational Structure—We will be a holding company and our principal asset after completion of the Transactions will be direct and indirect ownership of the LLC Interests, and, accordingly, we will be dependent upon ITG Parent and its consolidated subsidiaries for our results of operations, cash flows and distributions” and “Certain Relationships and Related Party Transactions.”

Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness and subject to the other factors described in this “Dividend Policy.” Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, applicable Delaware law and other factors that our board of directors may deem relevant.

Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to This Offering and Our Class A Common Stock—We do not intend to pay any cash distributions or dividends on our Class A common stock in the foreseeable future.”

CAPITALIZATION

The following table sets forth our cash and restricted cash and capitalization as of March 31, 2026, as follows:

•	of ITG Parent and its subsidiaries on an actual basis;

•	of ITG Parent and its subsidiaries on a pro forma basis to give effect to the organizational transactions as described in “Organizational Structure—Transactions;” and

•

of ITG, Inc. and its subsidiaries on a pro forma as adjusted basis to give further effect to (i) the Transactions and (ii) the sale of the shares of Class A common stock in this offering at an assumed initial public offering price of $20.50 per share (which is the midpoint of the estimated price range set forth on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds.”

For more information, please see “Organizational Structure,” “Use of Proceeds” and “Unaudited Pro Forma Consolidated Financial Information” included elsewhere in this prospectus. You should read this information together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of March 31, 2026
	ITG Parent	ITG, Inc.	ITG, Inc.
(in thousands, except per share and share data)	Actual	Pro Forma	Pro Forma As Adjusted(3)
Cash and cash equivalents	$1,626	$1,626	$1,626

Indebtedness:
Term Loans(1)	655,875	655,875	357,875
Revolving Credit Facility(1)	63,000	63,000	—
Equipment loans	88,448	88,448	88,448

Total indebtedness	$807,323	$807,323	$446,323

Total equity:
Members’ equity
Total members’ equity	$31,555	$—	$—
Stockholders’ equity
Class A common stock, par value $0.001; 1,000,000,000 shares authorized, 45,862,242 shares issued and outstanding as adjusted and on a pro forma basis	—	1	1
Class B common stock, par value $0.001; 200,000,000 shares authorized, 75,368,148 shares issued and outstanding as adjusted and on a pro forma basis	—	1	1
Additional paid-in capital	—	8,172	139,007
Retained earnings	—	—	—
Noncontrolling interest(2)	—	23,381	228,443

Total members’/stockholders’ equity	$31,555	$31,555	$367,452

Total capitalization	$838,878	$838,878	$813,775

(1)

On July 9, 2025, ITG OpCo entered into a Credit Agreement, dated as of July 9, 2025 (as amended by that certain Amendment No. 1 to the Credit Agreement, dated as of August 29, 2025, and as amended by that certain Second Amendment to the Credit Agreement, dated as of December 30, 2025), by and among ITG OpCo, Banco Santander, S.A., New York Branch, as administrative agent, U.S. Bank National Association, as collateral agent, and the lenders and letter of credit issuers party thereto from time to time, which provide for (i) a $660.0 million senior secured six-year term loan facility, (ii) a $185.0 million revolving credit facility and (iii) a $15.0 million letter of credit sublimit. As of March 31, 2026, ITG OpCo had borrowed approximately $655.9 million under the Term Loan Facility, approximately $63.0 million under the Revolving Credit Facility and had approximately $5.2 million of outstanding letters of credit. As of March 31, 2026, ITG OpCo had approximately $116.8 million available for additional borrowing under the Revolving Credit Facility. Following March 31, 2026, ITG OpCo borrowed approximately $57.0 million of additional funds under the Revolving Credit Facility. On a pro forma as adjusted basis represents the repayment of approximately $120.0 million in aggregate principal amount of borrowings outstanding under the Revolving Credit Facility and approximately $241.0 million in aggregate principal amount of borrowings outstanding under the Term Loan Facility.
(2)

On a pro forma basis includes the LLC Interests owned by us, which represents 37.83% of ITG Parent’s outstanding LLC Interests (or approximately 39.62% if the underwriters exercise in full their option to purchase additional shares to cover over-allotments). The Continuing Equity Owners will hold a 62.17% non-controlling interest in ITG Parent (or approximately 60.38% if the underwriters exercise in full their option to purchase additional shares to cover over-allotments). ITG, Inc. will hold 37.83% of the economic interests in ITG Parent (or approximately 39.62% if the underwriters exercise in full their option to purchase additional shares to cover over-allotments) and the Continuing Equity Owners will indirectly hold 62.17% of the economic interests in ITG Parent (or approximately 60.38% if the underwriters exercise in full their option to purchase additional shares to cover over-allotments).

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $20.50 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma basis by approximately $18.3 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 share increase (decrease) in the number of shares offered in this offering would increase (decrease) the net proceeds to us from this offering by approximately $19.3 million, assuming that the price per share for the offering remains at $20.50 (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

The Continuing Equity Owners will own both shares of Class A common stock and shares of Class B common stock (as well as LLC Interests) after the Transactions. In their capacity as holders of LLC Interests, the applicable Continuing Equity Owners do not have any right to receive distributions from ITG, Inc. Accordingly, we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of LLC Interests (other than ITG, Inc.) had their LLC Interests redeemed or exchanged for newly issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the automatic transfer to the Company and cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from ITG, Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all LLC Interests for shares of Class A common stock as described in the previous sentence as the Assumed Redemption.

Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. ITG Parent’s pro forma net tangible book value as of March 31, 2026 prior to this offering and after giving effect to the other Transactions and the Assumed Redemption was a deficit of $359.3 million. Pro forma net tangible book value per share prior to this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding after giving effect to the Assumed Redemption.

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share after this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding, after giving effect to the Transactions, including this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” and the Assumed Redemption. Our pro forma net tangible book value as of March 31, 2026, after giving effect to this offering would have been approximately a deficit of $23.4 million, or $0.19 per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $3.34 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $20.69 per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

The following table illustrates this dilution on a per share basis to new investors.

Assumed initial public offering price per share (the midpoint of the estimated price range set forth on the cover page of this prospectus)		$20.50
Pro forma net tangible book value per share as of March 31, 2026, before this offering	(3.53)
Increase in net tangible book value per share attributable to new investors in this offering	3.34

Pro forma as adjusted net tangible book value per share, after this offering		(0.19)

Dilution in net tangible book value per share to new investors in this offering		$20.69

The following table summarizes, as of March 31, 2026, after giving effect to the Transactions (including this offering) and the Assumed Redemption, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on an assumed initial public offering price of $20.50 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Continuing Equity Owners	101,718,194	83.90%	160,000,000	28.57%	$1.57
New investors(1)	19,512,196	16.10%	400,000,018	71.43%	$20.50

Total	121,230,390	100%	560,000,018	100%	$4.62

Each $1.00 increase (decrease) in the assumed initial public offering price of $20.50 per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $18.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions but before estimated offering expenses.

Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class B common stock, because holders of the Class B common stock are not entitled to distributions or dividends, whether cash or stock, from ITG, Inc. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of March 31, 2026, after giving effect to the Transactions and the Assumed Redemption. To the extent that options are issued under our compensatory stock plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments:

•

the percentage of shares of Class A common stock held directly or indirectly by the selling stockholder will increase to approximately 39.62% of the total number of shares of our Class A common stock outstanding after this offering;

•

the percentage of shares of Class A common stock held directly or indirectly by the Continuing Equity Owners will decrease to approximately 60.38% of the total number of shares of our Class A common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to 22,439,025, or approximately 18.51% of the total number of shares of our Class A common stock outstanding after this offering.

The dilution information above is for illustrative purposes only. Our pro forma as adjusted net tangible book value (deficit) following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares of Class A common stock and other terms of this offering determined at pricing.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated balance sheet as of March 31, 2026, and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2025 and the three months ended March 31, 2026 (collectively, “unaudited pro forma consolidated information”), present our consolidated financial position and results of operations after giving pro forma effect to the accounting for the following transactions as if such transactions occurred on March 31, 2026 for the unaudited pro forma consolidated balance sheet and on January 1, 2025 for the unaudited pro forma consolidated statement of operations:

•

ITG OpCo’s entry into the Credit Agreement and the borrowing of approximately $655.9 under the Term Loan Facility, as defined below, and approximately $63.0 million under the Revolving Credit Facility, as defined below (collectively, the “Financing Transactions”);

•	the organizational transactions as described in “Organizational Structure—Transactions” (collectively, the “Reorganization Transactions”);

•

the sale of the shares of Class A common stock in this offering at an assumed initial public offering price of $20.50 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds” (collectively, the “Offering Transactions”); and

•

the use of a portion of the proceeds by ITG Parent (from the sale of LLC Interests to Intermediate using the proceeds of this offering) to repay a portion of the outstanding borrowings under the Credit Agreement as described in “Use of Proceeds.”

We refer to the adjustments related to the Financing Transactions as the “Financing Adjustments.” We refer to the adjustments related to the Reorganization Transactions as the “Reorganization Adjustments.” We refer to the adjustments related to the Offering Transactions as the “Offering Adjustments.”

Because ITG, Inc. was formed on January 15, 2026 and will have no material assets or results of operations until the completion of the offering, its historical financial information is not included in the unaudited pro forma consolidated financial information for the year ended December 31, 2025.

Following the completion of the Transactions, ITG, Inc. will be a holding company whose principal assets will consist of direct and indirect ownership of 37.83% of the outstanding LLC Interests (or 39.62% of LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments). The remaining LLC Interests will be held by the Continuing Equity Owners. Intermediate, a wholly owned subsidiary of ITG, Inc., will be the sole managing member of ITG Parent and will control the business and affairs of ITG Parent and its direct and indirect subsidiaries.

The following unaudited pro forma consolidated balance sheet as of March 31, 2026 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2025 and the three months ended March 31, 2026 are derived from and should be read in conjunction with the historical audited consolidated financial statements of ITG Parent as of and for the year ended December 31, 2025 and the historical unaudited condensed consolidated financial statements of ITG Parent as of and for the three months ended March 31, 2026 and the related notes included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” This unaudited pro forma consolidated financial information has been presented to provide relevant information necessary for an understanding of the transactions discussed above. The unaudited pro forma consolidated financial information reflects adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable but are subject to change. The unaudited pro forma consolidated financial information is subject to change based on the actual initial public offering price, the number of shares of Class A common stock sold in this offering, and other terms of this offering determined at pricing.

The Financing Adjustments are described in the notes to the unaudited pro forma consolidated financial information and include the following:

•

On July 9, 2025, ITG OpCo entered into the Credit Agreement consisting of (i) a $540.0 million senior secured six-year term loan facility, (ii) a $100.0 million revolving credit facility and (iii) a $15.0 million letter of credit sublimit. The Term Loan Facility matures on July 9, 2031, and the Revolving Credit Facility matures on July 9, 2030. Effective July 9, 2025, all amounts outstanding under ITG OpCo’s prior credit facility were repaid and ITG OpCo’s prior credit agreement was terminated. ITG OpCo entered into an additional term loan of $75.0 million on August 29, 2025, and another for $45.0 million on December 30, 2025, both under the Credit Agreement.

The Reorganization Adjustments are described in the notes to the unaudited pro forma consolidated financial information and principally include the following:

•

ITG Splitter will distribute its LLC Interests in ITG Parent to Blocker, Oaktree GP DE AIF and Oaktree Main Fund (as well as an affiliate of Oaktree Main Fund, which would in turn contribute the LLC Interests that it receives to Oaktree Main Fund);

•	Oaktree GP DE AIF and Oaktree Main Fund will in turn contribute the LLC Interests that they receive to Oaktree Aggregator;

•

Blocker, Oaktree Aggregator and Management Holdings will enter into the ITG Parent LLC Agreement, which will become effective substantially concurrently with or prior to the consummation of this offering, to, among other things, (1) recapitalize all existing ownership interests in ITG Parent into 101,718,194 LLC Interests, (2) appoint Blocker as the sole managing member of ITG Parent and (3) provide that the holders of LLC Interests and our Class B common stock immediately following consummation of the Transactions, including certain of the Continuing Equity Owners, are entitled to exchange their LLC Interests, together with an equal number of shares of Class B common stock, for shares of Class A common stock on a one-for-one basis or, at our election, for cash;

•

we will amend and restate ITG, Inc.’s certificate of incorporation to, among other things, provide (1) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally, and (2) for Class B common stock, with each share of our Class B common stock entitling its holder to one vote per share on all matters presented to our stockholders generally but without economic rights, and that shares of our Class B common stock may only be held by the Continuing Equity Owners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B Common Stock”;

•

we will acquire an indirect interest in the LLC Interests held by Blocker by means of the Blocker Merger, and will issue to Oaktree Blocked Fund 26,350,046 shares of our Class A common stock and rights under the Tax Receivable Agreement as consideration in the Blocker Merger; and

•

we will issue 75,368,148 shares of our Class B common stock to certain of the Continuing Equity Owners, which is equal to the number of LLC Interests held by such Continuing Equity Owners, for nominal consideration.

The adjustments related to this offering, which we refer to as the Pro Forma Offering Adjustments, are described in the notes to the unaudited pro forma consolidated financial information and principally include the following:

•	we will issue 19,512,196 shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $376.0 million based upon an assumed initial public offering price of $20.50 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), less the underwriting discounts and commissions and estimated offering expenses payable by us;

•

we will contribute the net proceeds from this offering to Intermediate, which will use such net proceeds to purchase LLC Interests from ITG Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions;

•

ITG Parent will use the net proceeds it receives from the sale of LLC Interests to Intermediate to repay approximately $63.0 million in aggregate principal amount of borrowings outstanding under the Revolving Credit Facility and approximately $298.0 million in aggregate principal amount of borrowings outstanding under the Term Loan Facility and, to the extent of any remaining proceeds, for general corporate purposes to support the growth of the business as described in “Use of Proceeds”;

•

In the event that the underwriters exercise their option to purchase additional shares of Class A common stock to cover over-allotments, we will use the net proceeds it receives from such sale to purchase up to 2,168,635 LLC Interests directly from ITG Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions;

•

ITG Parent will use the net proceeds it receives from the sale of LLC Interests directly to ITG, Inc. to redeem up to 2,168,635 LLC Interests from certain of the Continuing Equity Owners at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less applicable underwriting discounts and commissions as described in “Use of Proceeds” (and ITG, Inc. will cancel a corresponding number of shares of Class B common stock held by the Continuing Equity Owners); and

•

ITG, Inc. will enter into (1) the Stockholders Agreement with the Continuing Equity Owners, (2) the Registration Rights Agreement with the Continuing Equity Owners and (3) the Tax Receivable Agreement with the TRA Participants. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock in the offering.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these additional procedures and processes and, among other things, additional directors’ and officers’ liability insurance, director fees, additional expenses associated with complying with the reporting requirements of the SEC, transfer agent fees, costs relating to additional accounting, legal and administrative personnel, increased auditing, tax and legal fees, stock exchange listing fees and other public company expenses. We have not included any pro forma adjustments relating to these costs in the information below.

The unaudited pro forma consolidated financial information is included for informational purposes only. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the Reorganization Transactions, the Offering Transactions, and the Financing Transactions occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma consolidated statement of operations and balance sheet should be read in conjunction with the “Risk Factors,” “Prospectus Summary—Summary Consolidated Historical and Unaudited Pro Forma Financial Information and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited financial statement of ITG, Inc. and the related notes thereto and the audited consolidated financial statements of ITG Parent and the related notes thereto, in each case, included elsewhere within this prospectus.

ITG, Inc.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of March 31, 2026

	ITG Parent Historical	Reorganization and Offering Adjustments	Notes	ITG, Inc. Pro Forma
(in thousands, except per share information)
Assets
Current Assets
Cash and cash equivalents	$1,626	$376,000	(1)	$1,626
		(376,000)	(1)
Accounts receivable, net	135,533	—		135,533
Contract assets	262,893	—		262,893
Prepaid expenses and other current assets	21,230	—		21,230

Total Current Assets	421,282	—		421,282
Other Assets
Property and equipment, net	156,694	—		156,694
Operating lease right-of-use assets	26,494	—		26,494
Finance lease right-of-use assets	2,704	—		2,704
Goodwill	187,748	—		187,748
Intangible assets, net	203,136	—		203,136
Other long-term assets	2,450	(2,450)	(7)	—
Due from related party	2,832	—		2,832
Deferred tax asset	—	5,226	(2)(3)	5,226

Total Assets	$1,003,340	$2,776		$1,006,116

Liabilities and Members’ Equity
Current Liabilities
Accounts payable	$45,681	$—		$45,681
Accrued expenses	65,997	(432)		65,565
Current portion of operating lease obligations	10,524	—		10,524
Current portion of finance lease obligations	1,245	—		1,245
Current portion of equipment loans	22,012	—		22,012
Current portion of term loans	16,500	—		16,500

Total Current Liabilities	$161,959	$(432)		$161,527
Long-term Debt
Equipment loans, net	66,436	—		66,436
Revolving line of credit	63,000	(63,000)		—
Term loans, net	620,314	(287,664)	(1)	332,650
Operating lease obligations, net	16,598	—		16,598
Finance lease obligations, net	1,584	—		1,584
Other long-term liabilities	6,024	—		6,024
Contingent liability	20,413	—		20,413
Deferred tax liability	15,457	(15,457)	(2)	—
Tax receivable agreement liability	—	33,432	(3)	33,432

Total Liabilities	971,785	(333,121)		638,664

Members’ equity:
Members’ equity	31,555	(31,555)		—
Stockholders’ equity:
Preferred stock, par value $0.001	—	1	(5)	1
Class A common stock, par value $0.001	—	1	(5)	1
Additional paid-in capital	—	139,007	(6)	139,007
Accumulated deficit	—	—		—

Total members’ /stockholders’ equity attributable to ITG Parent/ITG, Inc.	—	139,009		139,009
Noncontrolling interest	—	228,443	(4)	228,443

Total Members’/Stockholders’ Equity	31,555	335,897		367,452

Total Liabilities and Members’/Stockholders’ Equity	$1,003,340	$2,776		$1,006,116

See accompanying “Notes to the Unaudited Pro Forma Consolidated Financial Information.”

ITG, Inc.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2025

	ITG Parent Historical	Financing Adjustments	Notes	Reorganization and Offering Adjustments	Notes		ITG, Inc. Pro Forma
(in thousands, except per share data)
Revenue	$1,154,857	$—		$—			$1,154,857

Cost of revenue, excluding depreciation and amortization	953,119	—		—			953,119
Selling, general and administrative	75,870	—		16,838	(4	)(6)	92,708
Depreciation and amortization	60,553	—		—			60,553
Change in fair value of contingent liabilities	3,053	—		—			3,053

Total	1,092,595	—		16,838			1,109,433

Interest expense	(47,905)	13,861	(5)	—			(34,044)
Other expense, net	(4,049)	—		—			(4,049)

Income before provision for income taxes	10,308	13,861		(16,838)			7,331
Provision for income taxes	4,094	—		(2,931)	(1)		1,163

Net income	6,214	13,861		(13,907)			6,168
Less: Net income attributable to non-controlling interests	—	—		3,835	(2)		3,835

Net income attributable to ITG, Inc.	$6,214	$13,861		$(17,742)			$2,333

Pro Forma Earnings Per Share Data (Note 3)
Earnings per share of Class A common stock:
Basic	$0.04

Diluted	$0.04

Weighted-average shares of Class A common stock outstanding:
Basic	160,000
Diluted	160,000
Earnings per share of Class A common stock attributable to ITG, Inc.’s stockholders:
Basic							$0.05

Diluted							$0.05

Weighted average shares of Class A common stock outstanding – Basic							45,890
Weighted average shares of Class A common stock – dilutive							121,258

See accompanying “Notes to the Unaudited Pro Forma Consolidated Financial Information.”

ITG, Inc.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the three months ended March 31, 2026

	ITG Parent Historical	Financing Adjustments	Notes	Reorganization and Offering Adjustments	Notes	ITG, Inc. Pro Forma
(in thousands, except per share data)
Revenue	$333,922	$—		$—		$333,922

Cost of revenue, excluding depreciation and amortization	281,066	—		—		281,066
Selling, general and administrative	25,572	—		(1,013)	(4)(6)	24,559
Depreciation and amortization	20,425	—		—		20,425
Change in fair value of contingent liabilities	1,886	—		—		1,886

Total	328,949	—		(1,013)		327,936

Interest expense	(18,225)	9,457	(5)	—		(8,768)
Other expense, net	(919)	—		—		(919)

Income (loss) before provision for income taxes	(14,171)	9,457		1,013		(3,701)
Provision for income taxes	(1,013)	—		426	(1)	(587)

Net income (loss)	(13,158)	9,457		587		(3,114)
Less: Net income (loss) attributable to non-controlling interests.	—	—		(1,936)	(2)	(1,936)

Net income (loss) attributable to ITG, Inc.	$(13,158)	$9,457		$2,523		$(1,178)

Pro Forma (Loss) Earnings Per Share Data (Note 3).
(Loss) Earnings per share of Class A common stock:
Basic	$(0.08)

Diluted	$(0.08)

Weighted-average shares of Class A common stock outstanding:
Basic	160,000
Diluted	160,000
Earnings per share of Class A common stock attributable to ITG, Inc.’s stockholders:
Basic						$(0.03)

Diluted						$(0.03)

Weighted average shares of Class A common stock outstanding – Basic						45,890
Weighted average shares of Class A common stock – dilutive						121,258

See accompanying “Notes to the Unaudited Pro Forma Consolidated Financial Information.”

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Basis of Presentation

The unaudited pro forma consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria, which simplified requirements to depict the accounting for the transactions and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur. The unaudited pro forma consolidated financial information does not present any anticipated synergies, operating efficiencies, tax savings, or cost savings. The unaudited pro forma consolidated financial information has been presented to provide relevant information necessary for an understanding of the transactions discussed above.

The unaudited pro forma adjustments detailed below are based on currently available information and assumptions and methodologies that management believes are reasonable. The pro forma adjustments described below, may be revised as additional information becomes available and is evaluated. Therefore, it is likely the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. The unaudited pro forma consolidated financial information does not necessarily reflect what the consolidated company’s financial condition or results of operations would have been had the Financing Transactions, the Reorganization Transactions and the Offering Transactions occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the consolidated company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma consolidated balance sheet as of March 31, 2026 assumes that the Financing Transactions, the Reorganization Transactions and the Offering Transactions occurred on March 31, 2026, while the unaudited pro forma consolidated statements of operations for the year ended December 31, 2025 and the three months ended March 31, 2026 assume these transactions occurred on January 1, 2025.

Pro forma adjustments to the consolidated balance sheet

(1) (a) Reflects the cash of the receipt of offering proceeds to us of $376.0 million, based on the assumed sale of shares of Class A common stock at an assumed initial public offering of $20.50 per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and as the following as described in “Use of Proceeds,”

(b) the payment of $376.0 million to purchase 19,512,196 LLC Interests directly from ITG Parent at an assumed initial public offering price of $20.50 per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions, in the event that the underwriters exercise their option to purchase additional shares of Class A common stock to cover over-allotments, and

(c) the payment by ITG Parent of approximately $361.0 million to repay outstanding borrowings under our Credit Agreement, using a portion of the proceeds from this offering as described in “Use of Proceeds.” The repayment of a portion of our borrowings under our Credit Agreement resulted in a $10.3 million loss on debt repayment as the result of the write-off of a portion of the unamortized original issue discount and capitalized finance costs.

(2) We are subject to U.S. federal, state, and local income taxes. This adjustment reflects the recognition of deferred taxes in connection with the Reorganization Transactions of ITG, Inc. assuming a pro forma blended statutory tax rate, which includes a provision for U.S. federal, state and local taxes. We have recorded a pro forma deferred tax asset adjustment of $20.7 million related to tax benefits from future deductions attributable to payments under the Tax Receivable Agreement as described further in note (3) below. This is netted against our historical deferral tax liability of $15.5 million, resulting in a net adjustment to the deferred tax asset of $5.2 million.

(3) As described in greater detail under “Organizational Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” in connection with the completion of this offering, we will enter into a Tax Receivable Agreement with ITG Parent and each of the TRA Participants that will provide for the payment by ITG, Inc. to the TRA Participants of 85% of the amount of certain tax benefits, if any, that ITG, Inc. actually realizes, or in some circumstances is deemed to realize for purposes of tax reporting, as a result of the tax attributes subject to the Tax Receivable Agreement.

Due to the uncertainty in the amount and timing of future redemptions or exchanges of LLC Interests by the holders thereof, the unaudited pro forma consolidated financial information assumes that no redemptions or exchanges of LLC Interests have occurred after the Transactions and, therefore, no increases in tax basis in ITG OpCo’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information.

Assuming there are no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, and assuming all exchanges or redemptions would occur immediately after the initial public offering, based on the assumed initial public offering price of $20.50 per share of Class A common stock (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) we would be required to pay approximately $346.2 million over the fifteen-year period from the date of this offering. The actual amounts we will be required to pay under the Tax Receivable Agreement and the actual amount of deferred tax assets and related liabilities that we will recognize as a result of any such future exchanges or redemptions will differ based on, among other things: (a) the amount and timing of future exchanges or redemptions of the LLC Interests, as applicable, and the extent to which such exchanges or redemptions are taxable; (b) the price per share of our Class A common stock at the time of the exchanges or redemptions; (c) the amount of Blocker tax attributes; (d) the amount and timing of future income against which to offset the tax benefits; and (e) the tax rates then in effect.

(4) Immediately following the consummation of the Transactions (including this offering), Intermediate, a wholly owned subsidiary of ITG, Inc. will be the sole managing member of ITG Parent and will control the business and affairs of ITG Parent and its direct and indirect subsidiaries. ITG, Inc. will, through its wholly owned subsidiaries, (i) own economic interests in ITG Parent and (ii) have the sole voting interest in, and power to direct the management of, ITG Parent. As a result, ITG, Inc. will consolidate the financial results of ITG Parent and will report a non-controlling interest related to the interests in ITG Parent held by the Continuing Equity Owners on its consolidated balance sheet. Following the Transactions, the Continuing Equity Owners will own 62.17% of the economic interests in ITG Parent as non-controlling interests (or 60.38% if the underwriters exercise their option to purchase additional shares of our Class A common stock in full), but will have no substantive voting or participating rights.

(5) Reflects (a) the issuance of 45,862,242 shares of our Class A common stock, of which (i) 26,350,046 shares were issued to the Continuing Equity Owners as part of the recapitalization of ITG, Inc. in the Reorganization Transactions for the Blocker Merger (in exchange for our acquisition of each Blocker) and (ii) 19,512,196 shares were issued to investors in this offering, and (b) the issuance of a number of 75,368,148 shares of our Class B common stock to certain of the Continuing Equity Owners, equal to the number of LLC Interests retained by each, for nominal consideration.

The Reorganization Adjustments and Offering Adjustments include adjustments to transfer the Continuing Equity Owners’ equity to Class A common stock, Class B common stock, additional paid-in capital and retained earnings representing the reallocation of equity to ITG, Inc.

(6) The following table is a reconciliation of the adjustments impacting additional paid-in capital (in thousands):

Historical member’s equity	$31,555
Proceeds from the issuance of common stock in this offering	376,000
Write off of debt issuance costs related to the pay down of debt	(10,336)
Allocation to non-controlling interest after IPO	(228,443)
Allocation to Class A common stock par value	(1)
Allocation to Class B common stock par value	(1)
Offering bonuses	(2,018)
IPO Offering cost	(15,000)
Net adjustment from recognition of deferred tax asset and Tax Receivable Agreement liability	(12,749)

Additional paid-in capital after IPO	$139,007

(7) We have deferred certain costs associated with this offering. These costs primarily represent legal, accounting and other direct costs recorded in other assets on our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital (see (6) above).

(8) Represents the accrual of offering bonuses of $2.0 million due to certain executives, directors and employees upon completion of this offering.

(9) Reflects a change in the vesting term for certain non-vested service based incentive units to immediate vesting prior to this offering. The aggregate expense is based on the remaining grant date fair value of the units at the date of March 31, 2026.

Pro forma adjustments to the consolidated statement of operations

(1) Following the Transactions, we will be subject to United States federal income taxes, in addition to applicable state and local taxes, with respect to our allocable share of any net taxable income of ITG Parent. As a result, the unaudited pro forma consolidated statement of operations includes an adjustment to our income tax expense to reflect an effective income tax rate of 15.9%, which includes a provision for United States federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction. This rate is only applied to the portion of pre-tax income attributable to ITG, Inc. The remaining pre-tax income attributable to ITG Parent is not subject to federal and state income taxes.

(2) Immediately following the consummation of the Transactions (including this offering), Intermediate, a wholly owned subsidiary of ITG, Inc. will be the sole managing member of ITG Parent and will control the business and affairs of ITG Parent and its direct and indirect subsidiaries. ITG, Inc. will, through its wholly owned subsidiaries, (i) own economic interests in ITG Parent and (ii) have the sole voting interest in, and power to direct the management of, ITG Parent. As a result, ITG, Inc. will consolidate the financial results of ITG Parent and will report a non-controlling interest related to the interests in ITG Parent held by the Continuing Equity Owners on its consolidated balance sheet. Following the Transactions, the Continuing Equity Owners will own 62.17% of the economic interests in ITG Parent as non-controlling interests (or 60.38% if the underwriters exercise their option to purchase additional shares of our Class A common stock in full), but will have no substantive voting or participating rights.

(3) The weighted average number of shares underlying the basic earnings per share calculation reflects only the shares of Class A common stock outstanding after the offering as they are the only outstanding shares which participate in distributions or dividends by ITG, Inc. The net proceeds from the sale of 21,680,831 shares of Class A common stock by us in this offering (including 2,168,635 shares of Class A common stock if the underwriters exercise their option to purchase additional shares of our Class A common stock in full) will be used to (i) indirectly acquire 19,512,196 LLC Interests from ITG Parent and (ii) for ITG Parent to redeem up to 2,168,635 outstanding LLC Interests from certain of the Continuing Equity Owners, in each case, at a purchase price per LLC Interest equal to the initial offering price per share of Class A common stock in this offering, less the underwriting discounts and commissions (and with respect to clause (ii), any withholding taxes). Pro forma diluted earnings per share is computed by adjusting pro forma net income attributable to ITG, Inc. and the weighted average shares of Class A common stock outstanding to give effect to potentially dilutive securities that qualify as participating securities.

(in thousands, other than per share information)	For the Year Ended December 31, 2025	For the Three Months Ended March 31, 2026
Earnings per share of common stock
Numerator:
Net income attributable to ITG, Inc.’s stockholders (basic)	$2,333	$(1,178)

Net income attributable to ITG, Inc.’s stockholders (diluted)	$6,168	$(3,114)

Denominator:
Weighted average of shares of Class A common stock outstanding (basic)	45,890	45,890
Incremental shares of Class A common stock attributable to dilutive instruments(a)	75,368	75,368

Weighted average of shares of Class A Common stock outstanding (diluted)	121,258	121,258

Basic Earnings Per Share	$0.05	$(0.03)

Diluted Earnings Per Share	$0.05	$(0.03)

(a)

The incremental shares of Class A common stock attributable to dilutive instruments includes 75,368,148 shares of Class B common stock (and a corresponding number of LLC Interests) assumed to be exchanged by Continuing Equity Owners that were issued and outstanding as of January 1, 2025. For the year ended December 31, 2025 and the three months ended March 31, 2026, the shares of Class B common stock were antidilutive.

(4) Reflects a change in the vesting term for all non-vested Class D and Class X incentive units in ITG Parent issued prior to December 31, 2025 to immediate vesting prior to the date of the IPO. The incremental expense will be $14.2 million for the year ended December 31, 2025, in the unaudited pro forma consolidated statement of operations.

(5) Reflects the interest expense assuming the Credit Agreement was entered into on January 1, 2025 and borrowings thereunder were outstanding for the entire year ended December 31, 2025. The interest rate assumed for purposes of preparing this unaudited pro forma consolidated financial information is 8.95%. This rate is the benchmark rate of 4.20% on December 31, 2025, plus the 4.75% margin specified in the Credit Agreement.

ITG Parent intends to use a portion of the net proceeds it receives from the sale of LLC Interests to ITG, Inc. to repay $361.0 million of outstanding borrowings under the Credit Agreement. Accordingly, pro forma adjustments have been made to reflect a reduction in interest expense of $13.9 million and $9.5 million for the year ended December 31, 2025 and the three months ended March 31, 2026, respectively, computed at effective interest rates of 10.25%, in each case, as if the outstanding borrowings had been repaid on January 1, 2025.

The following adjustments have been recorded to interest expense (in thousands):

	For the Year Ended December 31, 2025	For the Three Months Ended March 31, 2026
Estimated interest expense on the Credit Agreement	$(37,003)	$(9,251)
Amortization of debt discount and issuance costs associated with Credit Agreement	866	483
Adjustment for repayment of Credit Agreement from use of proceeds	2,093	—
Removal of historical interest expense	47,905	18,225

Financing adjustments to interest expense	$13,861	$9,457

A 1/8 of a percentage point increase or decrease in the benchmark rate would result in a change in interest expense of approximately $0.4 million for the year ended December 31, 2025 and $0.1 million for the three months ended March 31, 2026.

(6) Reflects the cash bonuses due to certain directors, officers and employees upon completion of this offering (see Note 8 under “Pro forma adjustments to the consolidated balance sheet”).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” should be read in conjunction with the sections of this prospectus captioned “Summary Consolidated Financial and Other Data” and “Business” and our audited consolidated financial statements as of and for the year ended December 31, 2025 and our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2026 and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the sections of this prospectus captioned “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

This section contains the presentation of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, Adjusted Gross Profit Margin, Free Cash Flow and Free Cash Flow Conversion, which are not presented in accordance with GAAP. Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, Adjusted Gross Profit Margin, Free Cash Flow and Free Cash Flow Conversion are being presented because they provide the Company and readers of this prospectus with additional insight into our operational performance relative to earlier periods and relative to our competitors. We do not intend Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, Adjusted Gross Profit Margin, Free Cash Flow and Free Cash Flow Conversion to be substitutes for any GAAP financial information. Readers of this prospectus should use (i) Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion in conjunction with net income (loss) and (ii) Adjusted Gross Profit and Adjusted Gross Profit Margin in conjunction with revenue. Reconciliations of Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion to net income (loss) and Adjusted Gross Profit and Adjusted Gross Profit Margin to revenue, the most comparable GAAP measure to each, are provided in “—Non-GAAP Financial Measures.”

Historically, our business has been operated through ITG Parent, together with its subsidiaries. ITG, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of this offering, all of our business will continue to be conducted through ITG Parent, together with its subsidiaries, and the financial results of ITG Parent will be consolidated in our financial statements. ITG, Inc. will be a holding company whose sole material asset will be direct and indirect ownership of the LLC Interests in ITG Parent. For more information regarding the organizational transactions and holding company structure, see “Organizational Structure.”

Overview

We are a preferred provider of mission critical services to the digital and other utility infrastructure industries throughout the United States. We deliver technology-enabled, end-to-end services supporting the planning, design, construction, operation, maintenance and expansion of the broadband networks that have become critical infrastructure and essential to modern life and economic activity.

Demand for our services is growing rapidly. Our customers are: (i) accelerating the deployment of broadband networks to homes and businesses, (ii) building and upgrading connectivity and infrastructure to support the proliferation of data created by data centers, cloud computing and AI, (iii) upgrading and maintaining existing infrastructure to improve low latency performance and minimize downtime, (iv) outsourcing a growing share of network and utility services to a small number of larger providers for cost and efficiency and (v) accelerating public and private investment to modernize and expand existing networks and other utility infrastructure.

We were founded and are led by seasoned industry veterans with backgrounds beginning as field technicians and extending to successful entrepreneurial and corporate leadership, committed to delivering the highest quality services to our customers. We believe that our national footprint, comprehensive end-to-end service offerings, and proprietary FUSE360 technology platform position us as a partner of choice for leading broadband service providers, fiber providers, wireless carriers, data center operators, and public and private utilities. We also believe that our business operations and intelligence technology platform, FUSE360, delivers real-time visibility into operational and performance metrics and provides our skilled workforce with a comprehensive digital training, safety and operational platform.

We operate through two complementary service lines: Engineering & Maintenance and Infrastructure Deployment. Together, these service lines enable us to support customers through the full digital and other utility infrastructure lifecycle. Our E&M service line provides re-occurring, mission-critical services required by network owners to operate, maintain, optimize and expand their infrastructure. Select services include, but are not limited to: (i) planning, design, engineering, site acquisition and permitting to optimize and upgrade existing broadband networks and to develop new routes, (ii) drop-and-bury placement and installation of fiber / coaxial cables and supporting infrastructure from main distribution lines to the end-user’s home or business, (iii) installation, upgrades and troubleshooting service calls at residential and commercial locations, and (iv) normal-course coaxial and fiber replacements, pole moves and upgrades, line extensions, utility asset locating services, and planned and emergency repair work. Our Infrastructure Deployment service line provides large-scale network and fiber construction services for incumbent carriers, overbuilders, and data center operators and underground civil construction services for public and private utilities. Select services include, but are not limited to, aerial and underground builds, directional boring and trenching, conduit installation and wiring services, and fiber backhaul. Infrastructure Deployment expands the installed base of network infrastructure and typically leads to long-duration E&M-related services, creating a complementary lifecycle revenue flywheel.

Factors Affecting Results of Operations and Comparability

Acquisition-related Activities

For the Year Ended December 31, 2025

On August 30, 2025, we completed the acquisition of Vision Utility Services, Inc. (“Vision”), headquartered in Springdale, Arkansas. Our operating results for the year ended December 31, 2025 included four months of Vision’s results of operations. From the acquisition date to the end of our fiscal year 2025, our revenue included $8.5 million attributable to Vision.

On September 17, 2025, we completed the acquisition of Tilson Technology Management, Inc. and Tilson Middle Street Holding, LLC (together, “Tilson”), headquartered in Maine. Concurrent with the closing of the Tilson acquisition, we entered into a Designation Agreement with an unrelated third party in which we assigned certain of the assets and liabilities of Tilson to the third party. From the acquisition date to the end of our fiscal year 2025, our revenue included $35.3 million attributable to Tilson.

On October 8, 2025, we completed the acquisition of Quasar, Inc. (“Quasar”), headquartered in Woodstock, Georgia, with operations in the United States, Poland and the United Kingdom. From the acquisition date to the end of our fiscal year 2025, our revenue included $3.5 million attributable to Quasar.

On November 2, 2025, we completed the acquisition of Advantage Utilities LLC (“Advantage”), headquartered in Newton, New Hampshire. From the acquisition date to the end of our fiscal year 2025, our revenue included $4.0 million attributable to Advantage.

During the year ended December 31, 2025, we completed an additional three acquisitions from March through July 2025. Combined, these entities generated revenue of $13.5 million that has been included in our results of operations from their respective acquisition dates to December 31, 2025.

For the Year Ended December 31, 2024

In the first quarter of 2024, we acquired Infinite Communications Incorporated and Spectra Broadband Inc. Infinite Communications Incorporated strengthened our Southeastern United States market and increased our service offerings and Spectra Broadband Inc. expanded our presence in the Western United States. These two acquisitions generated revenue of $221.2 million after being acquired by us, which is included within our results of operations for the year ended December 31, 2024.

Customer Relationships and Contractual Arrangements

We have established relationships with many of the largest national digital infrastructure and other utility providers, including local and regional operators, hyperscalers, and other private and public utilities. Our customer base is highly concentrated, with our top two customers accounting for approximately 68% and 60% of our total revenues during the years ended December 31, 2024 and 2025, respectively and 67% and 61% for the three months ended March 31, 2025 and 2026, respectively.

The following reflects the percentage of total revenues from customers who contributed at least 10% to our total revenues during the years ended December 31, 2024 and 2025 and the three months ended March 31, 2025 and 2026:

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2024	2025	2025	2026
Comcast Corporation	40%	35%	38%	37%
Charter Communications, Inc.	28%	25%	29%	24%

We perform a majority of our services under master service agreements and other contracts that contain customer-specified service requirements. These agreements include discrete pricing for individual tasks. We generally possess multiple agreements with each of our significant customers. To the extent that such agreements specify exclusivity, there are often exceptions, including the ability of the customer to issue work orders valued above a specified dollar amount to other service providers, the performance of work with the customer’s own employees, and the use of other service providers when jointly placing facilities with another utility. Most of these agreements automatically renew each year, however in many cases, a customer may terminate an agreement for convenience. Historically, multi-year master service agreements have been awarded through a mix of competitive bidding processes and bilateral, negotiated arrangements. We provide the remainder of our services pursuant to contracts for specific projects. These contracts may be long-term (with terms greater than one year) or short-term (with terms less than one year) and at times include retainage provisions under which the customer may withhold 5% to 10% of the invoiced amounts pending project completion and closeout. Our revenues from MSAs were 94% and 92% of our revenues in 2024 and 2025, respectively.

Seasonality and Fluctuations in Operating Results

Our revenues and results of operations exhibit seasonality and are impacted by weather conditions as we perform a significant portion of our work outdoors. Consequently, seasonal winter conditions, including weather patterns and reduced daylight hours, may have an impact on operations primarily in the first quarter and, to a lesser extent, the fourth quarter. Additionally, extreme weather conditions such as major or extended winter storms, droughts and tornados, wildfires, and natural disasters, such as floods, hurricanes and tropical storms could also increase or decrease the demand for our services, or impact our ability to perform our services. Also, several holidays fall within the fourth quarter, which decreases the number of available workdays in this quarter. Because of these factors, we are most likely to experience reduced revenue and profitability during the first and fourth quarters compared to the second and third quarters.

We may also experience variations in our profitability driven by a number of factors. These factors include variations and fluctuations in revenues, job specific costs, accruals for contingencies, equity-based compensation expense, the change in fair value of contingent liabilities, the valuation of intangibles and other long-lived assets, the employer portion of payroll taxes as a result of reaching statutory limits, and our effective tax rate.

Accordingly, operating results for any fiscal period are not necessarily indicative of results we may achieve for any subsequent fiscal period.

Key Components of Our Results of Operations

The following discussion describes certain line items in our consolidated statements of operations.

Revenue

We perform a significant amount of our services under master service agreements and other contracts that contain customer-specified service requirements. These agreements include discrete pricing for individual tasks including, for example, the placement of underground or aerial fiber, directional boring, and fiber splicing, each based on a specific unit of measure. Revenue is recognized over time as services are performed and customers simultaneously receive and consume the benefits we provide. Output measures, such as units delivered or milestones completed, are utilized to assess progress against specific contractual performance obligations for a portion of our services. For a majority of our services, revenue is recognized at a point in time as it is dependent upon successful completion of the performance obligations in the contract.

Costs of Revenue

Costs of earned revenues include all direct costs of providing services under our contracts, including costs for direct labor provided by employees, services by subcontractors, operation of capital equipment (excluding depreciation), fuel, direct materials, costs of insuring our risks, and other direct costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consist of employee compensation and related expenses, including performance-based compensation and equity-based compensation, legal, consulting and professional fees, information technology and development costs, provision for or recoveries of bad debt expense, acquisition and integration costs of businesses acquired, and other costs not directly related to the provision of our services under customer contracts. We incur information technology and development costs primarily to support and enhance our operating efficiency. Our executive management team and the senior management perform substantially all of our sales and marketing functions as part of their management responsibilities.

Depreciation and Amortization

Our property and equipment primarily consist of vehicles, equipment and machinery, and computer hardware and software. We depreciate property and equipment on a straight-line basis over the estimated useful lives of the assets. In addition, we have intangible assets, including customer relationships, trade names, and non-compete intangibles, which we amortize on a straight-line basis over their estimated useful lives.

Change in Fair Value of Contingent Liabilities

The change in fair value of contingent liabilities consists of changes in the estimated amounts recorded for future payments for certain acquisitions.

Interest Expense

Interest expense consists of interest incurred on outstanding variable rate and fixed rate debt and certain other obligations and the amortization of debt issuance costs.

Non-GAAP Financial Measures

We present non-GAAP performance measures as we believe it is appropriate for investors to consider adjusted financial measures in addition to results in accordance with GAAP. Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, Adjusted Gross Profit Margin, Free Cash Flow and Free Cash Flow Conversion are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, Adjusted Gross Profit Margin, Free Cash Flow and Free Cash Flow Conversion because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use: (i) Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, Adjusted Gross Profit Margin, Free Cash Flow and Free Cash Flow Conversion as factors in evaluating management’s performance when determining incentive compensation; (ii) to evaluate the effectiveness of our business strategies; and (iii) because our Credit Agreement uses measures similar to Adjusted EBITDA to measure our compliance with certain covenants.

Among other limitations, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, Adjusted Gross Profit Margin, Free Cash Flow and Free Cash Flow Conversion do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments; do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and other companies in our industry may calculate Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, Adjusted Gross Profit Margin, Free Cash Flow and Free Cash Flow Conversion differently than we do, which limits their usefulness as comparative measures.

Because of these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, Adjusted Gross Profit Margin, Free Cash Flow and Free Cash Flow Conversion should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, Adjusted Gross Profit Margin, Free Cash Flow and Free Cash Flow Conversion on a supplemental basis. You should review the reconciliation of net income to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, Adjusted Gross Profit Margin, Free Cash Flow and Free Cash Flow Conversion below and not rely on any single financial measure to evaluate our business.

Our non-GAAP financial measures include:

•

Adjusted EBITDA – We define Adjusted EBITDA as net income plus or minus (i) interest expense, (ii) interest income, (iii) income tax (benefit) expense, (iv) depreciation expense, (v) amortization of intangibles, (vi) other expense, net, (vii) equity-based compensation, (viii) transaction costs, (ix) restructuring, integration and business optimization costs, and (x) change in fair value of contingent liabilities.

•	Adjusted EBITDA Margin – We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.

•	Free Cash Flow – We define Free Cash Flow as Adjusted EBITDA minus capital expenditures.

•	Free Cash Flow Conversion – We define Free Cash Flow Conversion as Free Cash Flow divided by Adjusted EBITDA.

•

Adjusted Gross Profit – We define Adjusted Gross Profit as net revenue minus cost of revenue, excluding depreciation and amortization, and adjusted for start-up profit centers, closed profit centers and restructuring, integration and business optimization costs.

•	Adjusted Gross Profit Margin – We define Adjusted Gross Profit Margin as Adjusted Gross Profit divided by revenue.

The following table reconciles net income, the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA and Free Cash Flow, and calculations of Adjusted EBITDA Margin and Free Cash Flow Conversion for the years ended December 31, 2022, 2023, 2024 and 2025 and for the three months ended March 31, 2025 and 2026. The financial data for the years ended December 31, 2022 and 2023 were not subject to an audit under the standards of the PCAOB and for the three months ended March 31, 2025 and 2026:

	ITG Parent
	For the Year Ended December 31, 2022	For the Year Ended December 31, 2023	For the Year Ended December 31, 2024	For the Year Ended December 31, 2025	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2026
	(unaudited)	(unaudited)
(in thousands, except for percentages)
Net income (loss)	$8,996	$16,255	$28,280	$6,214	$1,578	$(13,158)
Interest expense	12,148	25,941	30,466	47,905	6,826	18,225
Income tax expense	3,377	5,992	7,434	4,094	1,184	(1,013)
Depreciation expense	11,740	16,006	23,272	31,418	6,155	12,178
Amortization of intangibles	22,549	23,946	27,687	29,135	7,102	8,247
Other expense, net	—	—	1,467	4,049	988	919
Equity-based compensation	641	662	1,911	3,763	645	1,169
Transaction costs(1)	2,460	191	2,784	5,063	906	1,458
Restructuring, integration, and business optimization costs(2)	—	—	—	13,647	1,857	6,310
Change in fair value of contingent liabilities(3)	656	1,647	21,134	3,053	167	1,886

Adjusted EBITDA	$62,567	$90,640	$144,435	$148,341	$27,408	$36,221

Adjusted EBITDA Margin	13.0%	13.7%	14.5%	12.8%	12.2%	10.8%

Purchase of property and equipment	$16,821	$25,960	$30,009	$57,248	$12,464	$8,529

Free Cash Flow	$45,746	$64,680	$114,426	$91,093	$14,944	$27,692

Free Cash Flow Conversion	73.1%	71.4%	79.2%	61.4%	54.5%	76.5%

(1)	Represents professional, legal and advisory fees incurred in connection with acquisitions completed during the presented period.
(2)

Represents non-recurring expenses associated with the restructuring of management positions, start-up costs for new markets and service offerings and exiting locations that we do not expect will impact the go forward operations of the business.

(3)	Represents non-recurring earnout amounts accrued to certain sellers in connection with the acquisitions completed during the presented period.

The following table reconciles revenue, the most directly comparable financial measure presented in accordance with GAAP, to Adjusted Gross Profit, and a calculation of Adjusted Gross Profit Margin for the years ended December 31, 2022, 2023, 2024 and 2025 and for the three months ended March 31, 2025 and 2026:

	ITG Parent
(in thousands, except for percentages)	For the Year Ended December 31, 2022	For the Year Ended December 31, 2023	For the Year Ended December 31, 2024	For the Year Ended December 31, 2025	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2026
	(unaudited)	(unaudited)
Revenue	$483,063	$659,436	$997,996	$1,154,857	$225,387	$333,922
Cost of revenue, excluding depreciation and amortization	395,282	536,491	805,974	953,119	186,605	281,066

Gross Profit	87,781	122,945	192,022	201,738	38,782	52,856
Restructuring, integration and business optimization costs(1)	—	—	—	8,423	862	5,469

Adjusted Gross Profit	$87,781	$122,945	$192,022	$210,161	$39,644	$58,325

Adjusted Gross Profit Margin	18.2%	18.6%	19.2%	18.2%	17.6%	17.5%

(1)

Represents non-recurring expenses associated with the restructuring of management positions, start-up costs for new markets and service offerings and exiting locations that we do not expect will impact the go forward operations of the business.

Results of Operations

The following tables set forth our consolidated statements of operations for 2024 and 2025 and for the first three months of 2025 and 2026. We have derived this data from our audited consolidated financial statements as of and for the years ended December 31, 2024 and 2025 and our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2025 and 2026 included elsewhere in this prospectus. This information should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2025 and our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2026 and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	For the Year Ended December 31,		2024 to 2025	For the Three Months Ended March 31,		2025 to 2026
(in thousands)	2024	2025	Change	2025	2026	Change

Revenue	$997,996	$1,154,857	$156,861	$225,387	$333,922	$108,535

Cost of revenue, excluding depreciation and amortization	805,974	953,119	147,145	186,605	281,066	94,461
Selling, general and administrative	52,282	75,870	23,588	14,782	25,572	10,790
Depreciation and amortization	50,959	60,553	9,594	13,257	20,425	7,168
Change in fair value of contingent liabilities	21,134	3,053	(18,081)	167	1,886	1,719

Total	930,349	1,092,595	162,246	214,811	328,949	114,138

Interest expense	(30,466)	(47,905)	(17,439)	(6,826)	(18,225)	(11,399)
Other expense, net	(1,467)	(4,049)	(2,582)	(988)	(919)	69

Income (loss) before provision for income taxes	35,714	10,308	(25,406)	2,762	(14,171)	(16,933)
Provision for income taxes	7,434	4,094	(3,340)	1,184	(1,013)	(2,197)

Net income (loss)	$28,280	$6,214	$(22,066)	$1,578	$(13,158)	$(14,736)

Comparison for Three Months ended March 31, 2025 and 2026 (Unaudited)

Revenue

Revenue was $333.9 million during the three months ended March 31, 2026 compared to $225.4 million during the three months ended March 31, 2025. Revenues from businesses acquired in 2025 were $70.6 million during the three months ended March 31, 2026. Acquired revenues represent revenues from acquired businesses that were not owned for the three months ended March 31, 2025.

Excluding amounts generated by the acquired businesses, revenue increased by $37.9 million during the three months ended March 31, 2026 compared to the three months ended March 31, 2025 as a result of the expansion of organic volume growth and geographic expansion across our E&M and Infrastructure Deployment service lines.

Costs of Revenue

Costs of revenue increased to $281.1 million, or 84.2% of revenues, during the three months ended March 31, 2026 compared to $186.6 million, or 82.8% of revenues, during the three months ended March 31, 2025. The primary components of the increase were a $70.7 million aggregate increase in direct labor and subcontractor expense to support the revenue growth, a $1.2 million increase in supplies and materials, a $2.1 million increase in fuel and vehicle maintenance costs and a $12.2 million increase in other direct costs that are generally passed through to the customer.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $25.6 million, or 7.7% of revenue, during the three months ended March 31, 2026 compared to $14.8 million, or 6.6% of revenues, during the three months ended March 31, 2025. The increase in selling, general and administrative expenses primarily resulted from a $0.6 million increase in legal and professional fees primarily as a result of the increase in the growth of the Company, $8.3 million increase in personnel costs due to increased employees to support our growth from acquisitions, $0.5 million in increased equity-based compensation expense due to additional unit grants and $1.6 million from software maintenance costs.

Depreciation and Amortization

Depreciation expense was $12.2 million, or 3.6% of revenue, during the three months ended March 31, 2026, compared to $6.2 million, or 2.7% of revenues, during the three months ended March 31, 2025. The increase in depreciation expense during the three months ended March 31, 2026 was primarily due to the property and equipment acquired in business combinations. Amortization expense was $8.2 million and $7.1 million during the three months ended March 31, 2026 and the three months ended March 31, 2025, respectively. The increase in amortization expense during the three months ended March 31, 2026 is due to the increase in amortizing intangibles from acquired businesses.

Change in Fair Value of Contingent Liabilities

The change in fair value of contingent liabilities to $1.9 million during the three months ended March 31, 2026 from $0.2 million during the three months ended March 31, 2025 was due to a payment of $1.6 million on a 2024 acquisition earnout above the estimated fair value.

Interest Expense

Interest expense increased to $18.2 million during the three months ended March 31, 2026 from $6.8 million during the three months ended March 31, 2025 primarily as a result of higher outstanding borrowings during the current year related to our refinancing in 2025.

Other Expense, Net

The change in other expense, net to $0.9 million during the three months ended March 31, 2026 from $1.0 million during the three months ended March 31, 2025 was not significant.

Provision for Income Taxes

The following table presents our provision for income taxes and effective income tax rate for the three months ended March 31, 2026 and the three months ended March 31, 2025:

	For the Three Months Ended March 31,
	2025	2026
	(in thousands)
Provision for income taxes	$1,184	$(1,013)
Effective income tax rate	42.9%	(7.1)%

Our effective income tax rate differs from the statutory rate primarily due to the income tax expense from states where work was performed offset by net income attributable to non-taxable entities.

Net Income (Loss)

As a result of the factors discussed above, our net income decreased by $14.7 million to a net loss of $13.1 million for the three months ended March 31, 2026 as compared to net income of $1.6 million for the three months ended March 31, 2025.

Comparison for Years Ended December 31, 2024 and 2025

Revenues

Revenues were $1,154.9 million during 2025 compared to $998.0 million during 2024. Revenues from businesses acquired in 2025 were $64.8 million during 2025. Acquired revenues represent revenues from acquired businesses that were not owned for the full period.

Excluding amounts generated by the acquired businesses, revenues increased by $92.1 million during 2025 compared to 2024 as a result of the expansion of organic volume growth and geographic expansion across our E&M and Infrastructure Deployment service lines.

Costs of Revenues

Costs of revenues increased to $953.1 million, or 82.5% of revenues, during 2025 compared to $806.0 million, or 80.8% of revenues, during 2024. The primary components of the increase were a $125.7 million aggregate increase in direct labor and subcontractor expense to support the revenue growth, a $5.2 million increase in supplies and materials, a $2.4 million increase in fuel and vehicle maintenance costs and an increase in other direct costs.

Costs of revenues as a percentage of revenues increased 1.7% during 2025 compared to 2024.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $75.9 million, or 6.6% of revenues, during 2025 compared to $52.3 million, or 5.2% of revenues, during 2024. The increase in total selling, general and administrative expenses primarily resulted from a $2.8 million increase in legal and professional fees primarily as a result of acquisitions and the recapitalization, $16.1 million due to increase personnel costs from increased employees to support our growth from acquisitions, $1.8 million in increased equity-based compensation expense due to additional unit grants and acceleration of expense for modifications and $1.2 million from software maintenance costs.

Depreciation and Amortization

Depreciation expense was $31.4 million, or 2.7% of revenues, during 2025, compared to $23.3 million, or 2.3% of revenues, during 2024. The increase in depreciation expense during 2025 was primarily due to the property and equipment acquired in business combinations. Amortization expense was $29.1 million and $27.7 million during 2025 and 2024, respectively. The increase in amortization expense during 2025 is due to the increase in amortizing intangibles from acquired businesses.

Change in Fair Value of Contingent Liabilities

The change in fair value of contingent liabilities to $3.1 million during 2025 from $21.1 million during 2024 was a result of the inclusion of $16.5 million in adjustments from contingent consideration resulting from the settlement of earn out liabilities that was included in the change in fair value of contingent liabilities during 2024.

Interest Expense

Interest expense increased to $47.9 million during 2025 from $30.5 million during 2024 primarily as a result of higher outstanding borrowings during the current year.

Other Expense, Net

The change in other expense, net to $4.1 million from $1.5 million in 2024 was a result of increased fees from a customer-sponsored vendor program.

Provision for Income Taxes

The following table presents our provision for income taxes and effective income tax rate for 2025 and 2024:

	For the Year Ended December 31,
	2024	2025
	(in thousands)
Provision for income taxes	$7,434	$4,094
Effective income tax rate	20.8%	39.7%

Our effective income tax rate differs from the statutory rate primarily due to the income tax expense from states where work was performed offset by net income attributable to non-taxable entities.

Net Income

As a result of the factors discussed above, our net income decreased by $22.1 million, or 78.0%, in 2025 as compared to 2024.

Liquidity and Capital Resources

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated years:

	ITG Parent
	For the Year Ended December 31,		For the Three Months Ended March 31,
(in thousands)	2024	2025	2025	2026
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$39,608	$12,292	$31,803	$(18,792)
Net cash used in investing activities	$(114,015)	$(163,378)	$(15,928)	$(8,227)
Net cash provided by financing activities	$67,084	$147,438	$2,398	$24,926

We finance our operations primarily with operating cash flows and short and long-term borrowings. Our ability to generate positive cash flow from operations is dependent upon the amount of net income that we generate before depreciation and amortization expense and other non-cash items. Based on our past performance and current expectations, we believe operating cash flows will be sufficient to meet our future cash needs for the next twelve months. Our indebtedness provides additional sources of short and long-term liquidity to fund operations.

As of March 31, 2026, our cash and cash equivalents were $1.6 million.

As of March 31, 2026, we had outstanding borrowings of $655.9 million under our Credit Agreement and $63.0 million outstanding under the Revolving Credit Facility. As of March 31, 2026, there was approximately $5.2 million in letters of credit outstanding and approximately $116.8 million available for borrowing under the Revolving Credit Facility.

Our level of indebtedness increases the risk that we may be unable to generate sufficient cash flow to pay amounts due in respect of our indebtedness. Despite substantial levels of indebtedness, we and our subsidiaries have the ability to incur more indebtedness. Our indebtedness could have other important consequences to you and significant effects on our business. In addition, the Credit Agreement contains and the agreements evidencing or governing our future indebtedness may contain, restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants is not fully within our control and could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness and trigger adverse consequences. See “Risk Factors—Risks Related to Indebtedness—Our level of indebtedness requires us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness and could adversely affect our financial flexibility and our competitive position.”

We will be required to make payments under the Tax Receivable Agreement to the TRA Participants and the amounts of such payments could be significant. We intend (as the owner of its managing member) to cause ITG Parent to make cash distributions to the owners of LLC Interests, including us, in amounts sufficient to cover our payments under the Tax Receivable Agreement. However, ITG Parent’s ability to make such distributions may be subject to various limitations and restrictions. If we do not have sufficient funds to cover our payments under the Tax Receivable Agreement (including, if applicable, because of an acceleration of our obligations under the Tax Receivable Agreement), we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to ITG Parent, and to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and/or distributions to us by ITG Parent are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid taxes.

Assuming there are no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, and assuming all exchanges or redemptions would occur immediately after the initial public offering, based on the assumed initial public offering price of $20.50 per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we would be required to pay approximately $346.2 million over the fifteen-year period from the date of this offering, which would equate to roughly $23.1 million per year.

Operating Activities

During the three months ended March 31, 2026, net cash used in operating activities was $18.8 million. Changes in working capital (excluding cash) used $32.7 million of operating cash flow during the three months ended March 31, 2026. Working capital changes that used operating cash flow during the three months ended March 31, 2026 included an increase in contract assets of $40.8 million, an increase in prepaid and other current assets of $4.2 million and a decrease in operating lease liabilities of $4.3 million. Working capital changes that provided operating cash flow during the three months ended March 31, 2026 included a decrease of accounts receivable of $5.8 million, and an increase in accounts payable and accrued expenses of $10.8 million.

During the three months ended March 31, 2025, net cash provided by operating activities was $31.8 million. Changes in working capital (excluding cash) provided $14.6 million of operating cash flow during the three months ended March 31, 2025. Working capital changes that provided operating cash flow during the three months ended March 31, 2025 included a decrease in contract assets of $27.9 million, a decrease in prepaid and other current assets of $1.6 million and a decrease in accounts receivable of $1.6 million. Working capital changes that used operating cash flow during the three months ended March 31, 2025 included a decrease in operating lease liabilities of $1.7 million and a decrease in accounts payable and accrued expenses of $14.7 million.

The primary non-cash items in cash flows from operating activities during the current and prior periods are depreciation, amortization of intangible assets, non-cash lease expense, equity-based compensation, amortization of debt issuance costs, deferred income taxes, gain or loss on sale of fixed assets and change in fair value of the contingent liabilities, net of payments.

During 2025, net cash provided by operating activities was $12.3 million. Changes in working capital (excluding cash) used $73.6 million of operating cash flow during 2025. Working capital changes that used operating cash flow during 2025 included an increase in contract assets of $46.9 million, an increase of accounts receivable of $15.8 million, an increase in prepaid and other current assets of $9.6 million and a decrease in operating lease liabilities of $9.7 million. Working capital changes that provided operating cash flow during 2025 included an increase in accounts payable and accrued expenses of $8.3 million.

The primary non-cash items in cash flows from operating activities during the current and prior periods are depreciation, amortization of intangible assets, non-cash lease expense, equity-based compensation, amortization of debt issuance costs, deferred income taxes, gain or loss on sale of fixed assets and change in fair value of the contingent liabilities.

During 2024, net cash provided by operating activities was $39.6 million. Changes in working capital (excluding cash) used $71.2 million of operating cash flow during 2024. Working capital changes that used operating cash flow during 2024 included an increase in contract assets of $93.9 million, an increase in prepaid and other current assets of $2.8 million and a decrease in operating lease liabilities of $9.1 million. Working capital changes that provided operating cash flow during 2024 included a decrease in accounts receivable of $22.8 million and an increase in accounts payable and accrued expenses of $11.8 million.

Investing Activities

Net cash used in investing activities was $8.2 million during the three months ended March 31, 2026. Capital expenditures of $8.5 million were for the replacement of certain vehicles and equipment used for new work opportunities. Proceeds from sale of assets were $0.3 million.

Net cash used in investing activities was $15.9 million during the three months ended March 31, 2025. Capital expenditures of $12.5 million were for the replacement of certain vehicles and equipment used for new work opportunities. Additionally, the Company paid cash of $3.8 million related to the acquisition of the assets of an entity. Proceeds from sale of assets were $0.3 million.

Net cash used in investing activities was $163.4 million during 2025. Capital expenditures of $57.2 million were for the replacement of certain vehicles and equipment used for new work opportunities and cash paid for acquisitions was $108.0 million. Proceeds from sale of assets were $1.9 million.

Net cash used in investing activities was $114.0 million during 2024. Capital expenditures of $30.0 million were for the replacement of certain vehicles and equipment used for new work opportunities. Additionally, the Company paid cash of $85.5 million substantially related to the acquisition of the assets from two entities. Proceeds from sale of assets were $1.5 million.

Financing Activities

Net cash provided by financing activities was $24.9 million during the three months ended March 31, 2026. During the three months ended March 31, 2026, borrowings under our Revolving Credit Facility were a net of $33.0 million. We repaid $4.1 million of borrowings outstanding under the Credit Agreement. In addition, we repaid approximately $6.5 million of our equipment loans and borrowed an additional $3.5 million of equipment loans. Payments made toward amounts due under previous acquisitions, for finance leases and distributions to members totaled $1.0 million.

Net cash provided by financing activities was $2.4 million during the three months ended March 31, 2025. During the three months ended March 31, 2025, payments made under our previous credit agreement were $5.9 million. We borrowed $10.9 million to purchase certain equipment and repaid $2.6 million for our equipment loans.

Net cash provided by financing activities was $147.4 million during 2025. During 2025, borrowings under our Credit Agreement were $617.8 million. We used approximately $291.7 million to repay borrowings under our current and former credit agreements. In addition, we paid dividends of $226.5 million to our members during 2025. In addition, borrowings and payments under the line of credit provided a net cash inflow of $75.0 million and equipment loans provided a net cash inflow of $18.8 million. We paid a combined total of $22.1 million for the repurchase of incentive units and earnouts for acquisitions and approximately $23.1 million in issuance costs and third-party fees and expenses related to our financing transactions.

Net cash provided by financing activities was $67.1 million during 2024. During 2024, borrowings under our previous credit agreement were $70 million. We used approximately $14.9 million to repay borrowings under our previous credit agreement. In addition, we borrowed $23.4 million to purchase certain equipment and repaid $9.0 million for our equipment loans. We also repaid $1.8 million on a note payable and paid $0.7 million for debt issuance costs.

Backlog

The following sets forth our Total Backlog as well as NTM Backlog as of December 31, 2024 and 2025 as well as March 31, 2025 and 2026:

	As of December 31,		As of March 31,
(in thousands)	2024	2025	2025	2026
Total Backlog	$1,946,335	$2,899,360	$2,076,572	$3,060,269
NTM Backlog (included in Total Backlog)	$1,052,924	$1,330,664	$1,095,242	$1,429,767

Our Total Backlog represents the estimated amount of revenue we expect to realize from services to be performed pursuant to MSAs and other contractual arrangements over their terms. Our NTM Backlog represents the estimated amount of revenue we expect to realize from services to be performed pursuant to MSAs and other contractual arrangements over the next 12 months. Our management estimates of NTM Backlog are based on contract values, customer-provided schedules / general timing guidelines, historical activity levels, and management’s understanding of the scope and timing of expected work.

A significant portion of our Total Backlog and NTM Backlog is attributable to MSAs and other service agreements, none of which require our customers to purchase a minimum amount of services and are cancelable on short or no advance notice. The balance of our Total Backlog and NTM Backlog is our estimate of work to be completed under contracts for specific projects. Estimated backlog for work under MSAs and other service agreements is determined based on historical trends, anticipated seasonal impacts, experience from similar projects and estimates of customer demand based on communication with our customers, which estimates may prove inaccurate. Timing of revenue for construction and installation projects included in our Total Backlog and NTM Backlog can be subject to change as a result of customer, regulatory or other delays or cancellations. These effects, among others, could cause estimated revenue to be realized in periods later than originally expected, or not at all. From time to time, we experience postponements, cancellations and reductions in expected future work due to changes in our customers’ spending plans, changes or delays in customers’ obtaining funding either from capital markets and/or government programs, market volatility, changes in governmental permitting, regulatory delays and/or other factors. In addition, contract revenues reflected in our Total Backlog and NTM Backlog may be realized in different periods from those previously anticipated due to these factors as well as project accelerations or delays due to various reasons, including, but not limited to, scheduling changes, commercial issues, such as permitting, engineering revisions, job site conditions and adverse weather.

There can be no assurance as to our customers’ requirements or that actual results will be consistent with the estimates included in our forecasts. As a result, our Total Backlog and NTM Backlog as of any particular date is an uncertain indicator of future revenue and earnings. In addition, contracts included in our Total Backlog and NTM Backlog may not be profitable. If our Total Backlog or NTM Backlog fails to materialize, or if amounts in our Total Backlog or NTM Backlog are unprofitable, our results of operations, cash flows, liquidity and financial condition could be materially and adversely affected.

Debt Obligations

For a description of our debt obligations see Note 7 – Debt in our consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We consider an accounting policy to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

Business Combinations

We completed several acquisitions during 2024 and 2025. In accordance with ASC 805 Business Combinations, total consideration was first allocated to the fair value of assets acquired and liabilities assumed, with the excess being recorded as goodwill. The fair value of the significant identifiable intangible assets has been estimated using an income approach (customer relationships). Significant inputs using the income approach and Level 3 inputs in the fair value hierarchy include estimated revenue and expenses based on actuals and forecasts. We use our best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. Intangible assets have been recognized separate from goodwill whenever an acquired intangible asset arises from contractual or other legal rights, or whenever it is capable of being separated or divided from the acquired entity. Determining these fair values and estimated lives required us to make significant estimates and assumptions, particularly with respect to acquired intangible assets. The determination of fair value and estimated lives required considerable judgment and were sensitive to changes in underlying assumptions, estimates and market factors.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk consist principally of contract assets and accounts receivable. Exposure to losses on receivables is principally dependent on each customer’s financial condition. We monitor the exposure for credit losses. We may also require prepayments for certain of our services. Concentrations of credit risk with respect to our receivables is high due to the limited number of customers comprising our customer base.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt. The interest expense associated with our long-term debt will vary with market rates. We seek to mitigate this risk with an appropriate amount of fixed rate debt obligations through interest rate derivative contracts that fix the interest rate on the respective floating rate debt obligations. Based upon our outstanding principal amount of floating rate debt of $690.0 million as of December 31, 2025, an increase in the current interest rate levels of 1.0% would result in an increase in our annual interest expense of $6.9 million.

Inflation Risk

While inflation pressures have recently and relatively subsided, rising or consistently high rates of inflation, including as a result of geopolitical tensions, tariffs and trade wars, have the potential to increase costs of labor and other inputs for our services. We have experienced, and may experience in the future, higher than expected inflation, including wage inflation, escalating transportation and vehicle, commodity and other supply chain costs and disruptions. If our costs are subject to significant inflationary pressures, we may not be able to offset such higher costs through price increases, which could adversely affect our business, results of operations or financial condition.

JOBS Act Accounting Election

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our consolidated financial statements may not be comparable to companies that elect not to opt out of this exemption and therefore do not comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our total annual gross revenue exceeds $1.235 billion; (ii) the date that we become a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

Change in Auditor

On September 25, 2025, we dismissed RSM US LLP (“RSM”) as our continuing independent accountant. We previously engaged RSM to audit the consolidated financial statements of ITG Parent, LLC in accordance with generally accepted auditing standards in the United States of America (“GAAS”) as of and for the year ended December 31, 2024. The decision to change our independent auditors was approved by ITG Parent’s board of directors. RSM was subsequently engaged to audit the consolidated financial statements of ITG Parent, LLC as of and for the year ended December 31, 2024 in accordance with auditing standards of the PCAOB and GAAS.

The report of RSM on our financial statements for the year ended December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the year ended December 31, 2024 and through the date of dismissal, (i) there were no “disagreements,” as defined in Item 304(a)(1)(iv) of Regulation S-K, with RSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of RSM, would have caused RSM to make reference to the subject matter of the disagreements in connection with its reports on our consolidated financial statements for such period, and (ii) there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K.

We provided RSM with a copy of the disclosures in this registration statement and requested that RSM furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements herein. A copy of such letter, which is dated June 22, 2026, is included as an exhibit to this registration statement.

On October 24, 2025, ITG Parent engaged Grant Thornton LLP (“GT”) as our independent registered public accounting firm for the fiscal year ending December 31, 2025, effective immediately.

During the year ended December 31, 2024, neither the Company nor anyone acting on its behalf consulted with GT regarding (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that GT concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K.

BUSINESS

Our Company

We are a preferred provider of mission critical services to the digital and other utility infrastructure industries throughout the United States. We deliver technology-enabled, end-to-end services supporting the planning, design, construction, operation, maintenance and expansion of the broadband networks that have become critical infrastructure and essential to modern life and economic activity.

Demand for our services is growing rapidly. Our revenue has grown at a CAGR of approximately 34% from 2022 to 2025, with organic revenue increasing at a CAGR of approximately 17% over that same period. Our customers are: (i) accelerating the deployment of broadband networks to homes and businesses, (ii) building and upgrading connectivity and infrastructure to support the proliferation of data created by data centers, cloud computing and AI, (iii) upgrading and maintaining existing infrastructure to improve low latency performance and minimize downtime, (iv) outsourcing a growing share of network and utility services to a small number of larger providers for cost and efficiency and (v) accelerating public and private investment to modernize and expand existing networks and other utility infrastructure.

We were founded and are led by seasoned industry veterans with backgrounds beginning as field technicians and extending to successful entrepreneurial and corporate leadership, committed to delivering the highest quality services to our customers. We believe that our national footprint, comprehensive end-to-end service offerings, and proprietary FUSE360 technology platform position us as a partner of choice for leading broadband service providers, fiber providers, wireless carriers, data center operators, and public and private utilities. We also believe that our business operations and intelligence technology platform, FUSE360, delivers real-time visibility into operational and performance metrics and provides our skilled workforce with a comprehensive digital training, safety and operational platform. We complete more than 8,000 average daily work orders across our national footprint, reflecting the scale, density and operational efficiency of our platform. As of December 31, 2025, ITG maintains oversight of a workforce of over 10,000, including approximately 2,900 full-time employees and 7,400 subcontractors, supporting its presence across 49 states and more than 240 field locations.

We operate through two complementary service lines: Engineering & Maintenance and Infrastructure Deployment. Together, these service lines enable us to support the full lifecycle of digital and other utility infrastructure.

•

Engineering & Maintenance. Our E&M service line provides re-occurring, mission-critical services required by network owners to operate, maintain, optimize and expand their infrastructure. Select services include, but are not limited to: (i) planning, design, engineering, site acquisition and permitting to optimize and upgrade existing broadband networks and to develop new routes, (ii) drop-and-bury placement and installation of fiber cables and supporting infrastructure from main distribution lines to the end-user’s home or business, (iii) installation, upgrades and troubleshooting service calls at residential and commercial locations, and (iv) normal-course coaxial and fiber replacements, pole moves and upgrades, line extensions, utility asset locating services, and planned and emergency repair work. E&M represented approximately 65% and 59% of our revenue for 2024 and 2025, respectively.

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Infrastructure Deployment. Our Infrastructure Deployment service line provides large-scale network and fiber construction services for incumbent carriers, overbuilders, and data center operators and underground civil construction services for public and private utilities. Select services include, but are not limited to, aerial and underground builds, directional boring and trenching, conduit installation and wiring services, and fiber backhaul. Infrastructure Deployment expands the installed base of network infrastructure and typically leads to long-duration E&M-related services, creating a complementary lifecycle revenue flywheel with a multi-decade tail of re-occurring revenue, with approximately 90% incremental revenue “pull-through” over the lifecycle of deployed networks. Infrastructure Deployment represented approximately 35% and 41% of our revenue for 2024 and 2025, respectively.

We maintain long-standing relationships with a diverse customer base that includes broadband service providers, fiber providers, wireless carriers, data center operators, and public and private utilities. Our work is typically performed under long-term contractual agreements such as MSAs, which accounted for approximately 94% and 92% of our revenue in 2024 and 2025, respectively. In many of our markets, we believe we are often the exclusive outsourced services provider for each customer’s network. These partnerships have supported repeat engagements, increased volumes, geographic expansion, and the addition of new service lines as customer needs evolve. We have historically achieved an approximately 100% renewal rate on our master service agreements, underscoring the strength and durability of our customer relationships. As of December 31, 2024 and December 31, 2025, our Total Backlog was approximately $1.9 billion and $2.9 billion, respectively, providing us with long-term, multi-year revenue visibility. As of December 31, 2025, we expected to complete approximately $1.3 billion of this $2.9 billion Total Backlog within the next fiscal year. See “Risk Factors−Risks Related to our Business—Our backlog is subject to cancellation and unexpected adjustments and may not result in actual revenue or profits.”

For the year ended December 31, 2025, we generated approximately $1.2 billion of total revenue, $6.2 million in net income and $148.3 million in Adjusted EBITDA, representing a net income margin of 0.5% and Adjusted EBITDA Margin of 12.8%. See “—Summary Consolidated Financial and Other Data—Non-GAAP Financial Measures” for additional information.

Our Market Opportunity

The digital and other utility infrastructure services market is supported by long-term secular growth drivers. High-speed broadband connectivity has become an essential utility, driving robust data consumption growth. To meet this demand, network owners and data center operators are investing at unprecedented levels to expand, modernize, and maintain their infrastructure. Annual investment in the United States in outsourced engineering and construction services for digital and other utility infrastructure increased from approximately $14.8 billion in 2022 to approximately $26.9 billion in 2025, and is forecasted to grow to approximately $33.2 billion in 2029, according to the Altman Solon Report. These investments are expected to be driven by:

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Continued High-Speed Connectivity Usage and Deployment. High-speed connectivity has become the backbone of modern life and commerce, enabling essential activities and an expanding ecosystem of connected devices. According to OpenVault’s Broadband Usage Report, data usage per household has grown at a 16% CAGR from 2018 to 2025. We believe that this growth will be largely independent of specific technology outcomes and will necessitate continued expansion, upgrading and densification of broadband networks to meet rising data consumption and higher-speed connectivity demands.

Rapid and Consistent Data Consumption Growth

Weighted Average Data Consumed Per Household Subscriber Per Month (Gigabytes)

•	FTTH Build-out and Expanding Environment Adoption. According to RVA, approximately 60.5% of households in the United States are currently served by fiber and an estimated 50 million additional connections will be made through 2029. According to the Altman Solon Report, fiber passings in the United States are expected to increase from approximately 100 million in 2025 to approximately 150 million by 2029, with an estimated 10-12 million new passings annually. This growth is increasingly focused on overbuilding existing single-provider markets, contributing to the expansion of multi-provider locations, which will accelerate and increase the addressable market for our services. Today, approximately 16% of premises are served by two or more fiber providers and the number of households with two- and three-plus fiber providers is forecasted to grow at a CAGR of approximately 9.6% and 8.5% from 2025 to 2029, respectively. In parallel, fiber is expanding beyond residential FTTH into broader environments, including data centers, enterprise connectivity, and network densification. Together, these dynamics support sustained investment across last-mile and middle-mile networks, reinforcing a long-duration pipeline of fiber infrastructure demand.

Visible Growth in Fiber Home Passings

Cumulative U.S. Homes Marketed Fiber (in millions)

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Data Centers and AI-Related Requirements. GenAI and IoT ecosystems are rapidly evolving, serving as new catalysts for the escalating demand for high-bandwidth connectivity and capacity. With data center capital expenditures projected to exceed $1.3 trillion from 2025 to 2027, expansive new networks will be deployed to handle surging data intensity at each data center, connect data centers to network backbones, and extend and upgrade existing infrastructure closer to end-users at the network’s “edge.” According to RVA, as data consumption rises and workloads become more latency- and capacity-sensitive, route miles will nearly double from approximately 95,000 to approximately 187,000 by 2029. Similarly, RVA estimates that the number of required fiber miles (including multiple strands of fiber), will more than double from approximately 159 million in 2024 to approximately 373 million by 2029. This is driven primarily by new fiber build activity to address capacity constraints and support expanding data center campuses. This new infrastructure deployment will be followed by mission-critical, re-occurring E&M work.

Accelerating Data Center Fiber Growth

Miles of U.S. Data Center Fiber In-Place (in millions)

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Significant and Durable State and Federal Funding Support. Public funding has been a durable and expanding catalyst for broadband infrastructure. Over the past two decades, federal and state programs have consistently supported broadband deployment through a mix of universal service subsidies, rural deployment grants, and targeted infrastructure initiatives, creating a re-occurring source of demand for network construction and related services. The opportunity has expanded materially through the introduction of government-sponsored infrastructure programs such as BEAD and RDOF. These programs are further supplementing private investment and expanding the economic viability of fiber deployment in underserved markets to bridge the digital divide. They are expected to provide approximately $63 billion of public investment to bring high-speed connectivity to an estimated 8 million underserved and unserved households, significantly increasing the number of viable locations for network expansion. We believe that these funding sources will drive a multi-year wave of new build activity across the United States, creating immediate demand for design, engineering, and construction services and sustained demand for our re-occurring E&M services.

Significant Investment in Broadband Infrastructure

Cumulative Invested in billions, 2026E - 2029E(1)

(1)	For U.S. Cable and Fiber Infrastructure Deployment and E&M outsourced services that ITG offers.

•	Expanding Installed Base Generates a Long Tail of Demand for Re-occurring Services. The substantial growth of the installed base of digital and other utility infrastructure creates a tail of long duration re-occurring operations and maintenance work. Once constructed, networks require ongoing fulfillment, routine and emergency maintenance work, and periodic upgrades over their operating lives that often extend multiple decades. Incumbent network owners are also reinvesting in their existing networks to meet end-user demands and to remain competitive. As a result, industry investment in new builds drives not only near-term deployment demand, but also a growing base of highly visible, re-occurring maintenance work that we believe we are well-positioned to capture.

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Accelerating Public and Private Investment in Utility Infrastructure: The utility infrastructure industry has entered a sustained structural shift that will require multiple decades of increased investment. Decades of underinvestment, compounding regulatory mandates, population migration, climate resilience requirements, reshoring and landmark federal legislation (such as the IIJA and IRA) are converging to create one of the most durable demand environments in the sector’s history. Industry estimates indicate that the United States faces a water and wastewater infrastructure funding gap exceeding $1 trillion over the next two decades, with total projected investment needs—including federal, state, municipal, and private capital—estimated at up to $1.9 trillion over the next decade. Electrification, data center proliferation, reshoring and renewable generation are among the key drivers of unprecedented load growth, necessitating large scale transmission and distribution expansion, grid hardening, modernization, and incremental capital expenditure from electric utilities supported by regulated rate base recovery. Collectively, these dynamics underpin non-discretionary demand and create a compelling opportunity for scaled, well capitalized services providers to capture share across essential infrastructure end-markets. According to the PHMSA, more than 516,000 miles of gas distribution main lines are greater than 55 years old (including of gas distribution main lines of unknown vintage) and in need of repair, rehabilitation or replacement. Infrastructure modernization, accelerating outsourcing trends, stringent regulatory requirements, and on-site gas generation to support rising industrial activity, including data centers, continue to drive demand for services from gas utilities.

We anticipate our addressable market for fiber, data center, cable, wireless, and other utility infrastructure services will grow at a CAGR of 7% from 2025 through 2029 as a result of:

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Continued Vendor Consolidation. Our market is experiencing a structural shift among digital and other utility infrastructure providers, particularly the larger providers, towards consolidating their vendor lists to fewer and more scaled partners capable of managing the service requirements across the entire lifecycle. By consolidating services with a single partner, customers achieve standardized quality of service, increased availability across their footprint, and significant operational efficiencies through simplified vendor management. We believe that this change benefits companies like ours that deliver consistent and high-quality execution on a national scale across a comprehensive portfolio of end-to-end services. Furthermore, the consolidation of vendors has and will continue to encourage M&A activity.

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Greater Outsourcing. Given in-house shortages of skilled labor and overall cost considerations, incumbent utility infrastructure providers are reducing internal operations, maintenance and construction teams and outsourcing a larger percentage of mission-critical deployment, maintenance and operations. This shift is evident in a 21% reduction in employee headcount across the top seven telecommunications companies since 2019. Furthermore, our customers have expanded network builds beyond their historical footprints into markets where they lack internal resources, further increasing reliance on outsourced partners. New entrants such as electric co-ops, private equity-backed start-ups, and hyperscalers rely heavily (or exclusively) on outside expertise for Infrastructure Deployment services and re-occurring E&M work. As competition increases, network operators are increasingly favoring partnerships with scaled, end-to-end service providers, such as ITG, to deliver efficient, consistent and accountable project outcomes that support their financial and operational objectives.

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Scarcity of Skilled-Craft Labor. We expect labor scarcity to emerge as the major bottleneck in fiber deployment. According to FBA and PCCA, the market will require approximately 28,000 additional broadband construction workers and 30,000 additional broadband technicians in order to execute the current pipeline of federally and state-funded broadband projects. The report expects approximately 119,200 workers to exit the industry over the same time period due to retirement and attrition, implying an approximately 180,000-worker labor shortage by 2032. We believe that the accelerating demand and labor supply mismatch creates a structurally favorable market opportunity for nationally scaled, integrated solutions providers, such as ITG, given our established recruiting, training and retention capabilities and ability to deploy the scarce skilled-craft labor required to meet customer demand.

Our Competitive Strengths

Our business was founded and is led by successful entrepreneurs who began their careers as field technicians and have since built a commercially focused, purpose-built business model. We operate in the highly fragmented digital and other utility infrastructure services industry, where few providers have national scale and competition spans both large multinational firms and regional specialists focused on select geographies and service offerings. We believe that our differentiated capabilities position us to capitalize on growing demand for digital and other utility infrastructure services, as reflected in our growth and margins relative to both large, scaled providers and smaller regional competitors. Competition is often driven by factors such as incumbent relationships, service quality, local execution, pricing, safety, and execution reliability. We combine national scale with a customer-centric operating model and a strong emphasis on engineering and maintenance. Our proprietary systems, underpinned by FUSE360, are designed to enhance visibility, coordination, and execution to promote tailored customer responsiveness. Compared to regional contractors, we offer broader geographic reach, and more robust operational and technology infrastructure, enabling us to capture growth opportunities in a fragmented market and serve as a partner across the network lifecycle. These competitive strengths have and will continue to enable us to grow in excess of our peers.

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Tailored, End-To-End Services Offering. Our end-to-end suite of services addresses the entire network lifecycle and creates a “one-stop” solution for engineering, construction, installation, and maintenance services for broadband service providers, fiber providers, wireless carriers, data center operators, and public and private utilities. Our capabilities extend across fiber and wireless networks and address the full network ecosystem, including last-mile fulfillment, local exchange infrastructure, aerial and underground plant, and commercial and data center fiber applications. We believe that our breadth and integrated suite of offerings uniquely positions us as the only scaled provider with the capability to execute in complex and underserved areas such as last-mile fulfillment and maintenance. These services are operationally intensive, requiring local density, regulatory expertise, and deep familiarity with market-specific conditions, and have historically been fragmented among small, regional providers lacking scale and consistency. By delivering these capabilities through a single, coordinated platform, we simplify vendor management, improve consistency, and accelerate deployment timelines for our customers. We believe that our integrated approach results in higher quality outcomes and lower total costs of ownership, while supporting higher win rates, strong customer retention, and a growing base of re-occurring, higher-margin revenue.

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Comprehensive National Footprint with Deep Local Market Expertise. We are one of the leading service providers to the digital and other utility infrastructure industries with revenue generated in 49 states. As of December 31, 2025, our workforce exceeded 10,000, including approximately 2,900 full-time employees and 7,400 subcontractors. Our workforce coupled with our broad footprint enables us to execute across diverse geographies, allocate resources efficiently to meet demand, and reduce customers’ reliance on multiple vendors. Our scale is complemented by deep local market expertise, with established operations across key regions providing insight into regulatory frameworks, permitting processes, and the network and topographical characteristics that shape deployment strategies. Longstanding relationships with local municipalities, utilities, and other stakeholders allow us to efficiently navigate complex project approvals, mitigate execution risk, and accelerate deployment timelines. Moreover, our route-density within local markets serves as a meaningful competitive advantage. A crew member completes several stops per route, driving higher technician productivity, faster response times, and superior unit economics.

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Longstanding Relationships with Blue-Chip, Repeat Clients and History of Growing Revenues from Existing Clients. We build long-term relationships with our clients from the executive leadership teams to their field-level managers and employees. Over time, we have strategically expanded our capabilities and services across our customers’ geographic footprint to deepen multi-decade relationships with existing blue-chip partners while also capturing business with new customers. We consistently rank at the top of customer performance scorecards, achieving the #1 national ranking in customer satisfaction with Comcast in 2024, 2025, and year-to-date 2026 based on average national provider net promoter scores. We believe that this expansion in both our service scope and our geographic reach, combined with continued vendor consolidation and outsourcing by our long-term customers, have created significant customer “stickiness” and high switching costs. Our gross and net revenue retention for the years 2023, 2024 and 2025 averaged 98% and 113%, respectively, reflecting our ability to both retain and grow revenues from the same clients over time.

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Focus on Re-occurring Engineering and Maintenance Services with Strong Backlog Visibility Across Service Lines. Our business is underpinned by a highly visible and durable revenue model driven by the ongoing re-occurring nature of our services. Our work is typically performed under long-term contractual agreements such as multi-year MSAs, which accounted for approximately 94% and 92% of our revenue in 2024 and 2025, respectively. We have historically achieved an approximately 100% renewal rate on our master service agreements, underscoring the strength and durability of our customer relationships. Moreover, approximately 59% of our revenue in 2025 is derived from our E&M service line, representing a durable and growing base of re-occurring revenue that compounds as the build out of digital infrastructure networks drives a multi-decade network lifecycle and creates substantial incremental revenue opportunities. In our experience, approximately 90% of Infrastructure Deployment revenue is pulled through to long-term E&M engagements, creating a self-reinforcing lifecycle revenue flywheel that compounds over time. Through strategic acquisitions, we have expanded our E&M services, including consulting and design and engineering, to provide a holistic end-to-end offering, which our customers desire. By engaging with customers earlier in the process (including pre-deployment feasibility studies, planning and consulting), we are able to capture revenue earlier in the network lifecycle and significantly increase our competitive positioning for additional work, including our Infrastructure Deployment services and re-occurring operations and maintenance services. Additionally, we believe we are often the exclusive outsourced maintenance and fulfillment provider in each region, which enables strong visibility into each customer’s needs and increased customer retention.

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Purpose-Built FUSE360 Operational Software Enables Scalability and Efficiency. Our operations are powered by FUSE360, a proprietary business operations and intelligence technology platform developed in-house to optimize every aspect of our service delivery. Designed “by technicians, for technicians” and under continuous development since 2016, FUSE360 provides real-time visibility into project and work order status, workforce and fleet utilization, and financial performance, enabling concurrent data-driven decision-making and seamless communication between management, subcontractors, field staff, and customers. The platform integrates critical functions—from recruiting, onboarding, and payroll, to fleet management and quality control, to cost and revenue reporting and billing—into a single ecosystem that drives significant efficiencies and real-time visibility into our operational performance. FUSE360 underpins our ability to scale seamlessly as customer needs and the business continue to evolve while delivering flexible, transferable operational capabilities that enable rapid expansion of new services and markets, including data centers and utilities.

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Exceptional Operational Execution and Service Quality. We emphasize consistent execution, service quality, and customer responsiveness across our operations, which drives our market leadership and customer satisfaction. Our over 10,000 person workforce provides us with the scale, geographic coverage, and operational flexibility required to address customer demand and enables us to mobilize and deploy crews efficiently across markets, execute projects at scale, and deliver an end-to-end service suite to our customers. We have a flexible workforce model that combines comprehensive recruitment, extensive technical and safety training and efficient onboarding to ensure rapid mobilization and consistent service delivery. This approach allows us to scale up or down to meet the resource requirements and rigorous standards of our customers while optimizing the utilization of our employees. We maintain a strong safety culture, with a lost time incident rate (LTIR) of 0.84, reflecting our disciplined training programs and operational rigor.

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Leading Management Team Comprised of Industry Veterans. Our management team has an average of more than 20 years of experience in the digital and other utility infrastructure industry with deep operational expertise and extensive customer, subcontractor and supplier relationships. Many of our executives began their careers as field technicians, extending to successful entrepreneurial and corporate leadership roles, and possess a unique “bottom-up” perspective of the business. This career trajectory within our management team has helped form our organizational culture centered around operational excellence and providing our technicians with the training, tools and resources to deliver high quality services. We have proven our ability to identify market trends, expand our service capabilities and geographic reach, cultivate long-term customer partnerships, scale significantly operationally, recruit and retain talent, and integrate strategic acquisitions—all of which has been instrumental in executing our strategic vision, delivering financial results consistently ahead of peers and positioning us for continued growth.

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Proven, Targeted Acquisition Strategy and Integration Capability. We have a successful track record of acquiring and integrating businesses to expand our service offerings and geographic reach. We have completed 22 acquisitions since 2019, the majority of which were completed on a bilateral basis rather than through a competitive process. We believe that we are recognized as an “acquiror of choice” for sellers within the industry based on our history of transacting professionally and transparently, track record of driving substantial growth for the acquired companies, and creating new opportunities for our acquired employees. Based on our experience, these companies are often interested in selling to us specifically because of our culture, track record of success, national scale and offerings. We have established a disciplined and repeatable integration playbook, which migrates the target company’s operations onto FUSE360 quickly following the closing of the acquisition. As a result, we are able to immediately achieve certain cost synergies such as IT systems, fleet, insurance and benefits. Since 2019 and across 22 acquisitions, these cost synergies have represented approximately 598 basis points of target company’s last twelve months of revenues, contributing to an average synergized acquisition multiple of less than 3x LTM Adjusted EBITDA. This process also enables the acquired business to quickly leverage the power of the broader ITG platform to drive growth initiatives and realize additional margin expansion.

Our Growth Strategies

Our growth strategy is focused on expanding our role as a digital and other utility infrastructure services platform by increasing lifecycle attachment with existing customers, broadening our customer base, and selectively extending our service capabilities. In addition, we are expanding into high-growth adjacent infrastructure end-markets, including data center connectivity, wireless infrastructure and utility distribution services. We are committed to operational excellence and are focused on driving superior execution across the entire infrastructure lifecycle while deepening our integration with customers to ensure long-term relationships. The key elements of our growth strategy include:

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Execute On Our Backlog and Increase Our Wallet Share With Existing Customers. We intend to drive continued growth by leveraging our record Total Backlog of approximately $2.9 billion, as of December 31, 2025, and capitalizing on deep-seated relationships with our blue-chip customer base. Our end-to-end service model focuses on increasing wallet share through a proven cross-selling strategy, converting initial Infrastructure Deployment work into long-term, re-occurring E&M revenue streams and vice versa. By utilizing our integrated service capabilities and national scale, we are well-positioned to provide a comprehensive end-user experience, and network densification and expansion initiatives—while ensuring we capture revenue across the entire digital and other utility infrastructure lifecycle. We intend to continue scaling our comprehensive portfolio of services nationally, capitalizing on the fragmentation within the current vendor landscape to become the preferred provider across our existing footprint.

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Win New Customers. We are actively diversifying our customer base by leveraging our national scale and end-to-end capabilities to win new customers. Since 2021, we have repeatedly won new contracts and have more than doubled our customer base. As BEAD and other government funding for underserved markets accelerates, we are strategically positioned to target and serve rural operators and regional providers that would benefit from our full lifecycle services. We also plan on expanding our municipal ITS and wireless infrastructure clients, which would add attractive re-occurring E&M revenues. According to the Altman Solon Report, the market for wireless infrastructure engineering and maintenance services in 2025 is estimated to be approximately $5.0 billion.

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Expand Data Center Services in Scope. We are capitalizing on secular tailwinds in data consumption and GenAI by expanding our service footprint within the data center end-market. Leveraging established relationships with fiber operators who are building metro and long-haul fiber, and with hyperscale operators, we are expanding services across FTTDC construction, campus interconnectivity, and re-occurring maintenance. The scope of work required for FTTDC deployment, including engineering, conduit placement, cabling, route-engineering, and splicing is highly transferable from our established capabilities supporting broadband and last-mile fiber networks. Leveraging this overlap in labor skills, equipment, and project management processes will enable us to continue capturing opportunities in the rapidly expanding FTTDC market. According to the Altman Solon Report, annual investment in data center wireline infrastructure is forecasted to grow from approximately $4.7 billion in 2025 to approximately $6.8 billion in 2029. Additionally, we are continuously evaluating service line expansion opportunities to include other critical inside-the-data-center services such as low and medium voltage power distribution, low voltage signaling, monitoring and management systems, fiber splicing, mechanical construction, building automation, back-up power, uninterruptable power systems, and HVAC solutions.

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Further Expand into Power, Gas, Water, and Other Utility Markets. We believe that our core operational capabilities, competitive strengths and value proposition would be attractive and transferable to other utility asset owners, including, but not limited to, power, gas and water utilities. We currently provide certain infrastructure deployment services to both power and water utilities or asset owners and are currently pursuing a robust pipeline of opportunities within the utility infrastructure space, which includes the design, construction, and maintenance of underground utility assets. We plan to expand organically and through acquisition to other end-markets over time. According to the Altman Solon Report, these adjacencies include in 2025 approximately $4.0 billion of water and gas utility infrastructure services and approximately $14.0 billion of electric utility distribution contracting. We believe these markets leverage similar service capabilities and benefit from our existing customer relationships and scalable operating platform.

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Continue Strategic and Synergistic M&A. Since 2019 we have completed and integrated 22 acquisitions into our platform. Strategic acquisitions benefit our existing business by accelerating growth, deepening and expanding customer relationships, expanding service capabilities, and complementing our operations; this has been and remains a core pillar of our growth. Our strategy is to acquire companies that have a reputation for service quality, are operated by seasoned professionals, and would benefit from our operating platform, including expanded services, added customers and FUSE360. We continue to advance a robust pipeline of strategic acquisition opportunities representing approximately $500 million of potential acquired revenue.

Human Capital

Employees. As of December 31, 2025, our workforce exceeded 10,000, including approximately 2,900 full-time employees and 7,400 subcontractors.

Recruiting and Training. Our continued success depends, in part, on our ability to attract, retain and motivate qualified engineers, consultants and technicians. We believe our success in retaining qualified employees will be based on the quality of our recruitment, talent development, project experience and opportunities for advancement. Our training program combines virtual learning with structured on-the-job instruction to ensure employees are fully proficient before entering the field, such that employees can continuously develop their skills throughout their employment. Required compliance courses, including anti-harassment and anti-discrimination courses, are delivered through web-based tools and assigned based on role. Leadership development opportunities are also provided to senior leaders to support continued skill growth.

Safety. We have established comprehensive safety programs throughout our operations designed to comply with our internal safety standards as well as applicable federal, state and local laws and regulations. We have a dedicated safety department that is responsible for planning and implementing safety initiatives and programs across our company.

Competition

We compete with national, regional, and local companies, including many small, owner-operated entities that operate their businesses in a limited geographic area. Our competitors include Dycom Industries, Inc., MasTec, Inc., Primoris Services Corporation and Quanta Services, Inc.

We believe our strategy of providing a comprehensive suite of engineering, construction, installation and maintenance services gives us a competitive advantage over smaller competitors and competitors with more limited capabilities.

Customer Contracts

We provide nearly all of our services under unit-based contracts, which often require us to satisfy specific milestones in order to receive payment for the work completed or equipment or supplies procured prior to achievement of the applicable milestone. Under these types of arrangements, we may incur significant costs or perform significant amounts of services prior to receipt of payment and our profitability will depend on whether the actual cost to complete each unit is below or above our original estimates.

In addition, our contractual agreements are typically governed by multi-year master service agreements, which accounted for 92% of our revenues in 2025. These master service agreements have supported repeat engagements, increased volumes, geographic expansion, and the addition of new service lines as customer needs evolve.

Approximately 93% of our E&M revenues in 2025 were from jobs under $0.5 million. Approximately 40% of our Infrastructure Deployment revenues in 2025 were from projects under $15.0 million. Our largest single project accounted for less than 5% of our revenues in 2025.

Facilities

Our corporate headquarters are located in Fort Lauderdale, Florida. As of December 31, 2025, we operated out of more than 244 locations across 42 U.S. states, one of which we own and 243 of which were leased locations. Our lease terms typically range from one to three years, often with an option to renew. We believe that our existing facilities are adequate for our current requirements and comparable or alternative space is readily available to accommodate our operations.

Insurance and Risk Management

We maintain a comprehensive general liability insurance policy with an umbrella policy and multiple excess policies that cover losses beyond the general liability limits. Our umbrella and excess policies are attached to our general liability, workers compensation and automobile liability policies. We also maintain workers’ compensation, automobile and other insurance policies that are required in our industry.

Regulation

We are subject to various federal, state, and local government regulations, including laws and regulations relating to environmental protection, work-place safety, and other business requirements.

Environmental. A significant portion of the work we perform is associated with the underground networks of our customers and we often operate in close proximity to pipelines, underground storage tanks or other equipment that may be used to transport or store hazardous substances. We could be subject to potential material liabilities in the event we fail to comply with environmental laws or regulations or if we cause or are responsible for the release of such substances or cause other environmental damage. In addition, failure to comply with environmental laws and regulations could result in significant costs including remediation costs, fines, third-party claims for property damage, loss of use, or personal injury, and, in extreme cases, criminal sanctions.

Workplace Safety. We are subject to the requirements of OSHA and comparable state statutes that regulate the protection of the health and safety of workers. Our failure to comply with OSHA or other workplace safety requirements could result in significant liabilities, fines, penalties, or other enforcement actions and affect our ability to perform the services that we have been contracted to provide to our customers.

Business. We are subject to a number of state and federal laws and regulations, including those related to utility oversight contractor licensing and the operation of our fleet. If we are not in compliance with these laws and regulations, we may be unable to perform services for our customers and may also be subject to fines, penalties, and the suspension or revocation of our licenses.

Anti-Corruption and Trade Regulations. Some of the components and materials used in our business are purchased from foreign parties, such as steel and aluminum. In connection with such purchases, we may be subject to restrictions imposed by economic sanctions and other trade regulations which can impact sourcing and transportation of goods. We are also subject to anti-corruption laws prohibiting bribery of both domestic and foreign government officials, including the U.S. FCPA.

Legal Proceedings

We are party to various legal proceedings and claims in the ordinary course of our business. We believe these matters will not have a material adverse effect on our business, financial condition or results of operations. See Note 14 – Commitments and Contingencies of our audited consolidated financial statements for additional information.

MANAGEMENT

Our Executive Officers and Board of Directors

The following table sets forth certain information concerning the individuals who will serve as our executive officers and directors upon the consummation of this offering.

Name	Age	Position(s) Held
Andrew D. Parrott	51	Chief Executive Officer and Director
Christopher H. Mecray	55	Chief Financial Officer
Michael G. Brooks	53	Executive Chairman and Director
Peter A. Giacalone	66	Director
William G. LaPerch*	71	Director
Francis A. Braun III*	65	Director Nominee
James S. Lee*	40	Lead Independent Director
Nicholas G. Papadakis*	34	Director
Dylan G. Petre*	31	Director Nominee
Robert L. Wu*	42	Director

*	Our board of directors has determined that this director will be independent under the standards of Nasdaq.

Mr. Andrew D. Parrott has served as a director since April 2022 and as Chief Executive Officer since April 2026. Mr. Parrott has more than 30 years of industry experience building and operating broadband networks and companies. Mr. Parrott has previously served in various leadership roles at Mega Broadband Investments from September 2019 to April 2026 and Vyve Broadband from November 2019 to April 2026. Mr. Parrott has contributed to the journey of several successful startup broadband MSOs, including Charter, Suddenlink and Altice USA. For his contributions to the broadband industry, Mr. Parrott is a member of the Hall of Fame of the Society of Cable Telecommunications Engineers, listed as a Top 100 broadband leader from Cablefax and was highlighted “40 Under 40” by Multichannel News. Mr. Parrott has previously studied business at Dartmouth College and Davenport University and computer science at University of Missouri-Saint Louis and Grand Valley State University. We believe that Mr. Parrott is qualified to serve on our board of directors based on his extensive industry and leadership experience and experience serving on corporate boards.

Mr. Christopher H. Mecray has served as Chief Financial Officer since April 2026. Previously, Mr. Mecray served as Vice President of Investor Relations for MasTec, Inc. from April 2025 to April 2026 and as Vice President of Investor Relations for DuPont de Nemours, Inc. from March 2022 to March 2025. From 2015 to 2022, Mr. Mecray served as Vice President of Investor Relations and Treasury for Axalta Coating Systems, Inc. Mr. Mecray served in fund management roles at BlackRock, Inc. from 2006 to 2015. Mr. Mecray served in equity analyst roles at Deutsche Bank, Inc. and its predecessor companies BT Alex. Brown, Inc. and Alex. Brown & Sons, Inc. from 1993 to 2004. Mr. Mecray holds a B.A. from Princeton University.

Mr. Michael G. Brooks is our Founder and has served as a director since January 2014. Mr. Brooks served as our Chief Executive Officer from January 2014 to April 2026 and has served as our Executive Chairman since April 2026. Mr. Brooks has a 28-year history in the cable industry, starting his career as an installer and progressively working his way into senior management positions. Previously, Mr. Brooks served as President of FTS USA from 2008 to 2012 and as CEO and President of Helm CATV Services from 1999 to 2007. We believe that Mr. Brooks is qualified to serve on our board of directors based on his knowledge of our company, extensive leadership experience and industry expertise.

Mr. Peter A. Giacalone is our Founder and has served as a director since January 2014. Mr. Giacalone served as our Executive Chairman from January 2014 until his retirement in April 2026 and was responsible for the overall strategic vision of the Company. Mr. Giacalone has significant experience in finance, business development, acquisitions and integration. Previously, Mr. Giacalone served as Executive Chairman of Nasdaq-

traded UniTek Global Services, Inc. from 2010 to 2012 and as President from 2008 to 2010. Mr. Giacalone served as President and Chief Executive Officer of Nasdaq- and TSX-traded 180 Connect Inc. from 2005 to 2008, when it was sold to DIRECTV. Prior to 2005, Mr. Giacalone served as Executive Vice President for Customer Satisfaction at DIRECTV Inc. and was responsible for all of DIRECTV operations relating to home services, call center and supply chain operations. From 1997 to 2003, Mr. Giacalone served as Vice President of Finance for The News Corporation Limited. Mr. Giacalone holds his MBA and B.A. from Adelphi University, where he is a guest lecturer in the Executive in Residence program. We believe that Mr. Giacalone is qualified to serve on our board of directors based on his knowledge of our company, financial expertise and business development experience.

Mr. William G. LaPerch has served as a director since September 2022. Mr. LaPerch has more than 30 years of executive experience in the telecommunications and technology sectors, with operational and network management depth across fiber, metro networks and data services. Since July 2012, Mr. LaPerch has served as an advisor to various private equity firms in the network, data center and cloud segments as the principal with LaPerch Consulting. Mr. LaPerch previously served as President, Chief Executive Officer and board member of AboveNet, a major bandwidth infrastructure and fiber-based connectivity provider, from 2004 to 2012, held various leadership roles at Metromedia Fiber Network, a provider of metro fiber services, from 2000 to 2003 and held various operations and engineering positions at MCI Worldcom, Inc., a global communications company from 1989 to 1999, reflecting operational and network management depth. Mr. LaPerch has served on the boards of Digital Realty Trust, Inc. (NYSE: DLR) since 2013 and FirstLight Fiber since 2013. He was previously a board member of Cross River Fiber, South Reach Networks, Hylan Datacom and Windstream Holdings, Inc., the parent company of Windstream Corporation, each of which operates in communication, interconnection, data center or network infrastructure spaces. Mr. LaPerch also has significant experience leading audit, nominating and governance and compensation committees of public companies. Mr. LaPerch was recognized as a 2017 NACD Board Leadership Fellow and is a recipient of a CERT Cybersecurity Oversight certificate. Mr. LaPerch holds a B.S. in Engineering from the U.S. Military Academy at West Point and an MBA from Columbia University, combining technical and business leadership training. We believe that Mr. LaPerch is qualified to serve on our board of directors based on his more than 30 years of experience building and operating broadband networks and companies and his extensive experience in senior leadership roles.

Mr. Francis A. Braun III will serve as a director upon completion of this offering. Mr. Braun has approximately 40 years of diversified experience in public accounting serving public and private companies, including during his time with Arthur Andersen LLP, Deloitte & Touche LLP and Grant Thornton LLP. Mr. Braun has previously served as a consultant to Kohlberg Kravis Roberts & Co. L.P. from July 2024 to July 2025, and as a Partner at Grant Thornton LLP from December 2016 to July 2023. He has also served as a senior advisor to Stout since April 2024 and as a member of CrossCountry Consulting’s advisory council since February 2024. Mr. Braun currently serves on the boards of Crown Bank in New Jersey since October 2024, where he is the chairman of the audit committee, SHF Holdings (Nasdaq: SHFS) since May 2025 and Polaryx Therapeutics (Nasdaq: PLYX) since January 2026, where he is also a member of the audit committee. Mr. Braun was previously a board member of Elite Express Holdings Inc. (Nasdaq: ETS) from August 2025 to October 2025. He holds a Bachelor of Science in Commerce, Accounting from Rider University. We believe that Mr. Braun is qualified to serve on our board of directors based on his approximately 40 years of public accounting experience.

Mr. James S. Lee has served as a director since December 2021 and is a Managing Director and Assistant Portfolio Manager in Oaktree Capital’s Power Opportunities investment strategy. Since joining Oaktree Capital in 2009, Mr. Lee has been involved in the leadership of the strategy’s investment and portfolio management activities. Mr. Lee currently serves on the boards of Aecon Utilities Group, ConTeras Industrial Group, Energy Systems Group and System One. Mr. Lee was previously a board member of Contract Land Staff, Horizon Solar Power, MWH Constructors, OpTerra Energy Group, Remedial Construction Services (RECON), SitelogIQ and Trench Plate Rental Co., and was a board observer of Osmose Holdings. Mr. Lee began his career in 2007 at Merrill Lynch in the global industries investment banking group, where he focused on providing debt and equity capital raising and M&A advisory for diversified industrials and engineering and construction companies. Mr. Lee graduated magna cum laude and received a B.S. in Business Administration and Corporate Finance from the University of Southern California. We believe that Mr. Lee is qualified to serve on our board of directors based on his extensive financial, capital markets and investment experience, as well as expertise in the engineering and construction and infrastructure services industries.

Mr. Nicholas G. Papadakis has served as a director since December 2021 and is a Senior Vice President in Oaktree Capital’s Power Opportunities investment strategy. Since joining Oaktree Capital in April 2020, Mr. Papadakis has been responsible for sourcing, executing and managing portfolio company investments in the critical infrastructure sector. Mr. Papadakis currently serves on the boards of Federal Pacific and Electro Switch. Mr. Papadakis was previously a board member of Enercon Services, Power Factors, Richards Manufacturing, and Saber Power Services and a board observer of Array Technologies and Shoals Technologies Group. Prior to joining Oaktree Capital, Mr. Papadakis was a vice president at SoftBank Vision Fund from 2019 to 2020 and was an associate at Marlin Equity Partners from 2017 to 2019. Mr. Papadakis began his career in investment banking roles at J.P. Morgan and Wells Fargo Securities, covering the technology sector. Mr. Papadakis received a B.S. in business administration from the University of California, Berkeley. We believe that Mr. Papadakis is qualified to serve on our board of directors based on his broad knowledge of the critical infrastructure sector and extensive experience in board and governance oversight, initial public offerings and capital markets transactions.

Mr. Dylan G. Petre will serve as a director upon completion of this offering and is a Vice President in Oaktree Capital’s Power Opportunities investment strategy. Since joining Oaktree Capital in February 2021, Mr. Petre has been responsible for sourcing, executing and managing portfolio company investments in the critical infrastructure sector. Mr. Petre currently serves on the board of Energy Systems Group and as a board observer of System One. Prior to joining Oaktree Capital, Mr. Petre was an associate at Industrial Growth Partners from 2018 to 2021, where he was responsible for evaluating, executing and supporting investments in the industrial, energy and utility sectors. Mr. Petre began his career in 2016 at Robert W. Baird in the global industrials investment banking group where he focused on providing M&A advisory services to diversified industrials companies. Mr. Petre received a B.S. in business administration from Washington University in St. Louis. We believe that Mr. Petre is qualified to serve on our board of directors based on his broad knowledge of the critical infrastructure sector and his experience in investing, transaction execution and board oversight.

Mr. Robert L. Wu has served as a director since December 2021 and is a Senior Vice President in Oaktree Capital’s Power Opportunities investment strategy. Since joining Oaktree Capital in March 2020, Mr. Wu has been responsible for sourcing, executing and managing portfolio company investments in the critical infrastructure sector. Mr. Wu currently serves on the board of Vantage Point Solutions and is a board observer for System One Services. Before joining Oaktree Capital, Mr. Wu worked at Flexis Capital, a private equity firm focused on telecommunications, services and industrial investments from 2011 to 2020 and Quadrangle Group, a communications and media focused private equity firm from 2008 to 2010. Prior to that, Mr. Wu worked in the Investment Banking department at Bear, Stearns & Co., Inc. from 2006 to 2008 where he focused on media and telecommunication industries. Mr. Wu was previously a board member of Hylan Datacom and Electrical, Richards Manufacturing and Saber Power Services and a board observer of ArchKey Solutions, Hargray Communications and Protection One. Mr. Wu received a B.S., cum laude, in Applied Economics & Management and Biological Sciences from Cornell University. We believe that Mr. Wu is qualified to serve on our board of directors based on his broad knowledge of the telecommunications and utility infrastructure industries and extensive experience investing in this sector.

Board of Directors

Upon the listing of our Class A common stock on Nasdaq, our board of directors will consist of 9 individuals, including one director as chair of the board of directors (“Board Chair”) and one director acting as the lead independent director of the board of directors (the “Lead Independent Director”). We expect our board of directors to determine Francis A. Braun III, William G. LaPerch, James S. Lee, Nicholas G. Papadakis, Dylan G. Petre and Robert L. Wu to be independent directors under the standards of Nasdaq. We expect our board of directors to elect Michael G. Brooks as our Board Chair, effective upon the listing of our Class A common stock on Nasdaq. Since Mr. Brooks is not an independent director under the standards of Nasdaq, we expect our board of directors to elect James S. Lee as our Lead Independent Director, effective upon the listing of our Class A common stock on Nasdaq. As Lead Independent Director, Mr. Lee may (i) serve as a liaison between our management and independent directors, (ii) facilitate discussion and open dialogue among the independent directors during board meetings, executive sessions and outside of board meetings, (iii) preside at meetings of the board of directors at which the Board Chair is not present, including executive sessions and call meetings of the independent directors, (iv) work with the Board Chair to develop and approve board meeting agendas, materials and schedules, including to ensure that there is sufficient time for discussion of all agenda items, (v) ensure availability for consultation and direct communication with significant stockholders of the Company, if requested and in coordination with management, and (vi) and perform such additional responsibilities as set forth in our corporate governance guidelines and as our board of directors may otherwise determine or delegate from time to time.

Our certificate of incorporation, which will be effective upon the listing of our Class A common stock on Nasdaq, will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving staggered three-year terms. For further information, see the section entitled “Description of Capital Stock—Anti-takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Bylaws.” Our board of directors will be divided among the three classes as follows:

•	Our class I directors will be Nicholas G. Papadakis, Dylan G. Petre and Robert L. Wu, and their terms will expire at the first annual meeting of stockholders following this offering.

•	Our class II directors will be Francis A. Braun III, Michael G. Brooks and Peter A. Giacalone, and their terms will expire at the second annual meeting of stockholders following this offering.

•	Our class III directors will be Andrew D. Parrott, William G. LaPerch and James S. Lee, and their terms will expire at the third annual meeting of stockholders following this offering.

Our certificate of incorporation will provide that, from and after the Trigger Event, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring in our board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). In connection with this offering, we intend to enter into the Stockholders Agreement with the Continuing Equity Owners, which will govern matters related to our corporate governance, rights to nominate and designate directors and additional matters. For more information, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Family Relationships

There are no family relationships among any of our executive officers or directors.

Committees of Our Board of Directors

Our board of directors will establish, effective upon the listing of our Class A common stock on Nasdaq, audit, compensation, and nominating and corporate governance committees. The composition, duties and responsibilities of these committees are set forth below. Our board of directors may from time to time establish certain other committees to facilitate the management of the Company.

Audit Committee

Our board of directors will establish, effective upon the listing of our Class A common stock on Nasdaq, an audit committee that is responsible for, among other matters, (1) appointing, retaining, replacing, compensating, overseeing, evaluating and terminating our independent registered public accounting firm; (2) pre-approving all audit and permitted non-audit and tax services and establishing policies and procedures for the Audit Committee’s pre-approval of permitted services; (3) reviewing and discussing with our independent registered public accounting firm its responsibilities under generally accepted auditing standards and the responsibilities of management in the audit process, the overall audit strategy, planning and staffing, scope and timing of the annual audit, any significant risks identified during risk assessment procedures and audit results, including significant findings; (4) reviewing and discussing with our independent registered public accounting firm any audit problems or difficulties, any significant disagreements with management, management’s response to these disagreements and resolving any such disagreements; (5) approving functions of our internal audit department; (6) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC; (7) reviewing and monitoring our internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements; (8) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting or auditing matters; (9) discussing with the independent auditor material issues on which the national office of the independent auditor was consulted by the Company’s audit team; and (10) reviewing, approving and overseeing any related party transactions.

Our audit committee will consist of Francis A. Braun III, William G. LaPerch and Nicholas G. Papadakis, with Francis A. Braun III serving as chair. Rule 10A-3 of the Exchange Act and rules require us to have one independent audit committee member upon the listing of our Class A common stock on Nasdaq, a majority of independent directors within 90 days of the date of listing and all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within the time periods specified. Our board of directors has determined that each of Francis A. Braun III and William G. LaPerch is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Our board of directors will adopt, effective upon the listing of our Class A common stock on Nasdaq, a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Compensation Committee

Our board of directors will establish, effective upon the listing of our Class A common stock on Nasdaq, a compensation committee that is responsible for, among other matters, (1) reviewing executive compensation goals, policies, plans and programs; (2) reviewing and approving or recommending to our board of directors the compensation of our directors, Chief Executive Officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our officers and other key executives; and (4) appointing and overseeing any compensation consultants.

Our compensation committee will consist of William G. LaPerch, James S. Lee and Robert L. Wu, with William G. LaPerch serving as chair. The composition of our compensation committee will meet the requirements for independence under current rules and regulations of the SEC and Nasdaq. Our board of directors will adopt, effective upon the listing of our Class A common stock on Nasdaq, a written charter for the committee, which will be available on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

Our board of directors will establish, effective upon the listing of our Class A common stock on Nasdaq, a nominating and corporate governance committee that is responsible for, among other matters, (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) reviewing the leadership structure of the board of directors and recommending changes to the board of directors as appropriate; and (3) developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Our nominating and corporate governance committee will consist of James S. Lee, Dylan G. Petre and Robert L. Wu, with James S. Lee serving as chair. The composition of our nominating and corporate governance committee will meet the requirements for independence under current rules and regulations of the SEC and Nasdaq. Our board of directors will adopt, effective upon the listing of our Class A common stock on Nasdaq, a written charter for the nominating and corporate governance committee, which will be available on our website upon the completion of this offering.

Board Oversight of Risk Management

Management is responsible for the day-to-day management of risks our company faces. Our full board of directors has ultimate oversight responsibility for the risk management process, and, through its committees, oversees risk in certain specified areas. In particular, our audit committee oversees management of enterprise risks as well as financial risks and is responsible for overseeing the review and approval of related party transactions. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our nominating and corporate governance committee oversees risks associated with corporate governance, business conduct and ethics. Pursuant to our board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or our full board of directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our board of directors and its committees.

Controlled Company Exemption

Upon completion of this offering, the Continuing Equity Owners will continue to control, directly or indirectly, a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that we have a compensation committee or nominating and corporate governance committee;

•	that a majority of our board of directors consist of “independent directors,” as defined under the rules of Nasdaq;

•

that any corporate governance and nominating committee or compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that we have an annual performance evaluation of the nominating and governance committees and compensation committee.

These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act, and the rules of Nasdaq within the applicable time frame.

New Director Compensation Program

After the completion of this offering, we expect our nonemployee directors will be eligible to receive compensation for their service on our board of directors. In connection with this offering, we anticipate that we will implement a policy pursuant to which each member of the board of directors who is not an employee of the Company or any of its subsidiaries will be eligible to receive designated compensation for service on our board and committees of our board.

Under the Director Compensation Policy, each non-employee director will receive an annual cash retainer of $65,000. A non-employee director will also receive the following additional retainer for serving as a committee chair: (i) $15,000 for service as chair of the Audit Committee, (ii) $10,000 for service as chair of the Compensation Committee and (iii) $10,000 for service as chair of the Nominating and Corporate Governance Committee. The annual cash retainer and committee chair compensation retainer will be paid in quarterly installments in arrears and prorated for any partial year of service on our board. In addition, we expect that our non-employee directors will receive an annual grant of RSUs with a grant date value of $120,000, which RSUs will vest on the earlier of (a) the day immediately preceding the date of the first annual meeting of our stockholders following the date of grant and (b) the one-year anniversary of the date of grant, in each case, subject to the applicable non-employee director’s continued service on the board of directors through the applicable vesting date.

Finally, under the Director Compensation Policy, non-employee directors will be eligible to be reimbursed for reasonable out-of-pocket expenses incurred to attend meetings of the board or committees thereof or otherwise perform duties consistent with service on the board in accordance with the Company’s expense reimbursement policy.

IPO Grants to Directors

In connection with this offering, we expect to make an RSU grant to our non-employee directors who are not affiliated with Oaktree under the Incentive Plan with a grant date fair value of approximately $120,000, that will vest at our 2027 annual meeting of stockholders, consistent with the terms of the Director Compensation Policy discussed above.

Code of Business Conduct and Ethics

We will adopt, effective upon the listing of our Class A common stock on Nasdaq, a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the code will be available on our website.

Corporate Governance Guidelines

Effective upon the listing of our Class A common stock on Nasdaq, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of Nasdaq.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws, each as expected to be in effect upon the listing of our Class A common stock on Nasdaq, will provide that we shall indemnify each of our directors and officers to the fullest extent permitted by applicable law. For further information, see the section entitled “Description of Capital Stock—Indemnification and Limitations on Directors’ Liability.” We intend to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company” within the meaning of the Securities Act of 1933 for purposes of the SEC’s executive compensation disclosure rules. Accordingly, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to the following named executive officers (the “Named Executive Officers”), which are the individuals who served as principal executive officer and the next two most highly compensated executive officers at the end of the fiscal year 2025.

Name	Principal Position as of December 31, 2025
Michael G. Brooks	Chief Executive Officer
Joel Rivas	Chief Financial Officer
Guilherme Elias	President

Executive Transition

On April 15, 2026, Mr. Parrott was appointed Chief Executive Officer of the Company and Mr. Brooks transitioned to the role of Executive Chairman of our board of directors. On April 6, 2026, Mr. Mecray was appointed Chief Financial Officer of the Company and Mr. Rivas transitioned to the role of Chief Administrative Officer. In connection with their respective appointments, each of Mr. Parrott and Mr. Mecray entered into offer letters with the Company, setting forth the terms of their employment, including with respect to compensation and severance benefits. Each of Mr. Parrott and Mr. Mecray also entered into a protective covenants agreement, under which they are subject to the following restrictive covenants: (i) non-competition and non-solicitation, during employment and for 24 months following termination; (ii) perpetual non-disclosure of confidential information and non-disparagement; and (iii) assignment of intellectual property.

2025 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the fiscal year ended 2025.

Name and Principal Position	Year	Salary(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
Michael G. Brooks(5), Chief Executive Officer	2025	663,902	—	42,593	—	706,495
Joel Rivas(6), Chief Financial Officer	2025	349,443	488,000	55,335	3,552	896,330
Guilherme Elias, President	2025	463,558	1,220,000	102,651	3,236	1,789,445

(1)	Amounts in this column reflect the base salary earned by each Named Executive Officer in 2025.
(2)

Amounts reported in this column represent the grant date fair value of the Class D units granted during fiscal year 2025, computed in accordance with FASB Accounting Standards Codification Topic 718. The Class D units are intended to constitute profits interests for U.S. federal income tax purposes. Despite the fact that the Class D units do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” The assumptions used in calculating the grant date fair value of the Class D units reported in this column are set forth in Note 10 – Equity-Based Compensation to the consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the grant date fair value for these Class D units and do not correspond to the economic value that may be ultimately realized in respect of the Class D units.

(3)	Amounts in this column reflect the annual performance-based cash bonuses earned by each Named Executive Officer in 2025 and paid in 2026.
(4)	Amounts in this column reflect 401(k) plan matching contribution made on the applicable Named Executive Officer’s behalf.

(5)

Mr. Brooks also served as a member of our board of directors in 2025; however, he did not receive any additional compensation for his service as a director. On April 15, 2026, Mr. Brooks ceased to serve as Chief Executive Officer and transitioned to the role of Executive Chairman of our board of directors.

(6)	On April 6, 2026, Mr. Rivas ceased to serve as Chief Financial Officer and transitioned to the role of Chief Administrative Officer.

Outstanding Equity Awards at 2025 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2025.

	Option Awards(1)
Name(2)	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Joel Rivas	11/8/2025(3)	—	400,000	N/A	N/A
	5/27/2022(3)	76,490	305,958	N/A	N/A
	5/27/2022(4)	300,000	200,000	N/A	N/A
Guilherme Elias	11/8/2025(3)	—	1,000,000	N/A	N/A
	7/15/2024(4)	400,000	1,600,000	N/A	N/A

(1)

This table reflects information regarding incentive units, consisting of Class D units and Class X units granted to our Named Executive Officers (“Incentive Units”) that were outstanding as of December 31, 2025, which are intended to be profits interests for U.S. federal income tax purposes. Awards reflected as “Unexercisable” are Incentive Units that have not yet vested. Awards reflected as “Exercisable” are Incentive Units that have vested and remain outstanding. However, for the avoidance of doubt, the Incentive Units are held by each Named Executive Officer and there is no exercise component to the Incentive Unit awards. Despite the fact that the Incentive Units do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in the Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” As disclosed in the section titled “Certain Relationships and Related Party Transactions—Repurchase of Class D Units,” on July 15, 2025, ITG Parent and Management Holdings purchased 382,447 Class D units granted on May 27, 2022 from Mr. Rivas and 764,885 Class D units granted on July 15, 2024 from Mr. Elias for an aggregate purchase price of $466,585 and $696,045, respectively.

(2)	Mr. Brooks does not have any equity-based awards outstanding as of December 31, 2025.
(3)

This row reflects Class D units that vest over a five-year period, with 20% of the Class D units vesting on the first anniversary of the specified vesting commencement date and the remaining 80% vesting in equal installments on each of the first four anniversaries thereafter, subject to the Class D unit holder’s continuous service with us through each applicable vesting date.

(4)

This row reflects Class X units that vest over a five-year period, with 20% of the Class X units vesting on the first anniversary of the specified vesting commencement date and the remaining 80% vesting in equal installments on each of the first four anniversaries thereafter, subject to the Class X unitholder’s continuous service with us through each applicable vesting date.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

On December 31, 2021, the Company entered into employment agreements with each of Mr. Brooks and Mr. Elias to serve as the Company’s Chief Executive Officer and Chief Operating Officer, respectively. The employment agreements do not have a fixed term and provide for an initial annual base salary of $480,928 for Mr. Brooks and $248,760 for Mr. Elias (which have since increased to $666,072 and $568,698, respectively), as well as eligibility for both executives to participate in the same benefit plans and programs in which other similarly situated employees of the Company are eligible to participate. Further, the employment agreements provide for certain severance benefits upon a termination by the Company without “Cause” or resignation by the executives for “Good Reason,” the material details of which are set forth below under “Other Compensation Elements—Potential Payments Upon Termination or Change in Control—Employment Agreements.”

Messrs. Brooks’ and Elias’ employment agreements also provide for the following restrictive covenants: (i) non-competition and non-solicitation of customers, employees or service providers, in each case, during employment and for 18 months following termination; (ii) perpetual non-disclosure of confidential information; and (iii) assignment of intellectual property.

Offer Letter

On December 14, 2021, the Company entered into an offer letter with Mr. Rivas to serve as the Chief Financial Officer of the Company, which was amended on April 2, 2024. The offer letter does not have a fixed term and provides for an initial annual base salary of $225,000 (which has since increased to $391,796), as well as eligibility for Mr. Rivas to participate in the same benefit plans and programs in which other similarly situated employees of the Company are eligible to participate. The offer letter also provides for certain severance benefits upon a termination by the Company without “Cause,” the material details of which are set forth below under “Other Compensation Elements—Potential Payments Upon Termination or Change in Control—Offer Letter.”

Mr. Rivas also entered into an agreement not to compete on January 2, 2022, and a protective covenants agreement on September 26, 2024, under which Mr. Rivas is also subject to the following restrictive covenants: (i) non-competition and non-solicitation of customers, employees or service providers, in each case, during employment and for 12 months following termination; (ii) perpetual non-disclosure of confidential information; and (iii) assignment of intellectual property.

Annual Bonus

In 2025, each of the Named Executive Officers were eligible to receive an annual bonus. The target bonus amount, expressed as a percentage of base salary for our Named Executive Officers was 25% for Mr. Brooks, 20% for Mr. Rivas and 25% for Mr. Elias. Annual bonuses for 2025 were based on the attainment of certain performance goals as determined by our board of directors. The performance goals for 2025 related to the achievement of financial, customer, operational, and individual objectives. These included metrics such as EBITDA, stakeholder/client feedback, customer scorecard metrics, fleet compliance, revenue and market share growth, and location turnover metrics. Our bonus payouts were then subject to a company-wide modifier based on overall organizational performance.

Equity Incentive Compensation

From time to time, we have granted equity awards in the form of Incentive Units in ITG Parent that are “profits interests” under U.S. federal income tax law to our Named Executive Officers, which are subject to vesting based on the holder’s continued service with us. Our Incentive Units generally time vest over five years in equal annual installments, provided that the executive remains continuously employed with the Company through each applicable vesting date.

Other Compensation Elements

Additional Narrative Disclosure

Employee and Retirement Benefits

We currently provide broad-based health and welfare benefits, including health, life, vision, and dental insurance to our full-time employees, including our Named Executive Officers. In addition, the Company maintains a 401(k) defined contribution plan in which our Named Executive Officers may participate, subject to limits imposed by the Internal Revenue Code, to the same extent as our other full-time employees. Participants may elect to defer up to 100% of their eligible compensation. The Company can elect to make a matching or discretionary contribution at its discretion. All matching and discretionary contributions are fully vested following three years of service with the Company, or earlier upon reaching retirement age, death, or disability. Other than the 401(k) plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our Named Executive Officers.

Potential Payments Upon Termination or Change in Control

Employment Agreements

Upon a termination of Messrs. Brooks’ or Elias’ employment by the Company without “Cause” or a resignation by Mr. Brooks or Mr. Elias for “Good Reason,” subject to the executives’ timely executing and not revoking a release of claims in the Company’s favor and continued compliance with the restrictive covenants discussed above, Messrs. Brooks and Elias are entitled to receive (i) severance payments equal to 18 months’ worth of their respective base salary, payable in substantially equal installments over the 18-month period following the date of termination, and (ii) reimbursement for COBRA coverage for up to 18 months following termination.

For purposes of Messrs. Brooks’ and Elias’ employment agreements, “Cause” generally means: (i) breach of a material term of the employment agreement or any other written agreement between the Named Executive Officer and the Company; (ii) breach of any Company policy or code of conduct; (iii) violation of any law applicable to the workplace; (iv) negligence, willful misconduct, breach of fiduciary duty; (v) fraud, theft or embezzlement; (vi) the commission of, or conviction or indictment for, or plea of nolo contendere by the Named Executive Officer to, any felony (or state law equivalent) or any crime or act involving moral turpitude; or (vii) willful failure or refusal, other than due to disability, to perform obligations pursuant to his employment agreement or any other agreement or to follow any lawful directive pertaining to the executive’s employment; in each case (other than (v) or (vi)), subject to a cure right.

For purposes of Messrs. Brooks’ and Elias’ employment agreements “Good reason” generally means, subject to certain notice and cure provisions: (i) a diminution in base salary, (ii) a material and permanent diminution in authority, duties and responsibilities; or (iii) the relocation of the executive’s principal place of employment by more than 50 miles, or if the Named Executive Officer works remotely, the requirement that the Named Executive Officer’s principal place of employment be a physical company group office location.

Offer Letter

In the event Oaktree ceases to own 50% or more of the Company and within 12 months Mr. Rivas’ employment is terminated by the Company without “Cause,” subject to Mr. Rivas timely executing and not revoking a release of claims in the Company’s favor, he is entitled to receive (i) severance payments equal to 12 months’ worth of his base salary, payable in substantially equal installments over the 12-month period following the date of his termination and (ii) subsidized COBRA coverage for 12 months following termination.

For purposes of Mr. Rivas’ offer letter, as amended:

“Cause” means Mr. Rivas’ (i) commission of an act constituting a criminal offense involving moral turpitude; (ii) commission of any other act or omission involving dishonesty, disloyalty or fraud with respect to the Company or any of its affiliates, or any of the respective customers, suppliers, employees or other business relations of any of the foregoing, or which has had, or which the Company reasonably determines could have, a significant negative effect upon, the Company or any of its affiliates; (iii) working under the influence of alcohol or drugs, using or possessing illegal drugs, or committing any other conduct causing, or that could reasonably be expected to cause, the Company or any of its affiliates substantial public disgrace or disrepute or substantial economic harm; (iv) substantial and repeated failure to perform duties as reasonably directed by your direct report or any governing body of the Company or any of its parent entities; (v) commission of any act or omission aiding or abetting a competitor, supplier or customer of the Company or any of its affiliates to the material disadvantage or detriment of the Company or any such affiliate, (vi) breaching any fiduciary duty or committing gross negligence or willful misconduct with respect to the Company or any of its affiliates or any of the respective customers, suppliers, employees or other business relations of any of the foregoing; (vii) material failure to observe policies or standards of the Company or any of its affiliates regarding employment practices (including nondiscrimination and sexual harassment policies) in effect from time to time; (viii) continued employment or engagement that could violate or create liability under any agreement Mr. Rivas, the Company or any affiliate have with a third party; or (ix) material breach of any written agreement with the Company or any affiliates.

Equity Awards

The ITG Parent LLC Agreement provides that, in the event of a sale of ITG Parent, our Named Executive Officers that hold Incentive Units are entitled to a distribution in respect of any vested Incentive Units in accordance with the terms of the ITG Parent LLC Agreement. Unvested Incentive Units are forfeited upon termination for any reason and are not subject to accelerated vesting in connection with a transaction. Vested Incentive Units are forfeited upon a termination for cause, a resignation or a restrictive covenant breach. Upon termination vested Incentive Units that are not forfeited are subject to repurchase. Under the Incentive Unit grant agreements, the holders are subject to non-competition and non-solicitation restrictive covenants, in each case, during employment and for 24 months following termination. See “Organizational Structure” for more information regarding the organizational restructuring in connection with this offering.

Actions Taken in Connection with this Offering

Treatment of Incentive Units in Connection with this Offering

As disclosed in the section titled “Prospectus Summary—Summary of the Transactions,” prior to the consummation of the organizational transactions described in that section, we expect that our board of directors will determine that the Class D units and Class X units issued prior to December 31, 2025 will be deemed to have vested. As a result of this determination, (i) 782,448 Class D units and 500,000 Class X units issued to Mr. Rivas, and (ii) 1,000,000 Class D units and 2,000,000 Class X units issued to Mr. Elias will be deemed to have vested.

Omnibus Incentive Plan

Our board of directors has adopted the ITG, Inc. Omnibus Incentive Plan (the “Incentive Plan”) for employees, consultants and directors in connection with this offering, subject to stockholder approval. Our Named Executive Officers will be eligible to participate in the Incentive Plan, which we expect will become effective upon consummation of this offering. The Incentive Plan will provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, performance awards, stock awards, dividend equivalents, other stock-based awards, cash awards and substitute awards intended to align the interests of employees and other service providers, including our Named Executive Officers, with those of our stockholders.

Securities to be Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the Incentive Plan, 12,123,039 shares of Class A common stock (the “Share Reserve”) will be reserved for issuance pursuant to awards under the Incentive Plan. The total number of shares reserved for issuance under the Incentive Plan will be increased annually on January 1 of each calendar year beginning in 2027 and ending on and including January 1, 2036, by the lesser of (i) 5% of the aggregate number of shares of Class A and Class B common stock outstanding on December 31 of the immediately preceding calendar year and (ii) the number of shares of Class A common stock as is determined by our board of directors. No more than the initial Share Reserve may be issued pursuant to incentive stock options. Shares of Class A common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the Incentive Plan.

Administration

The Incentive Plan will be administered by a committee of our board of directors (the “Committee”), except to the extent our board of directors does not duly authorize such Committee to administer the Incentive Plan and in which case our board of directors will serve as the administrator. The Committee has broad discretion to administer the Incentive Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Committee may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the Incentive Plan. To the extent the Incentive Plan administrator is not the Committee, our board of directors will retain the authority to take all actions permitted by the administrator under the Incentive Plan. Additionally, our board of directors retains the right to exercise the authority of the Committee to the extent consistent with applicable law.

Eligibility

Our employees, consultants and non-employee directors, and employees and consultants of our affiliates will be eligible to receive awards under the Incentive Plan.

Non-Employee Director Compensation Limits

Under the Incentive Plan, in a single calendar year, a non-employee director may not be granted awards for such individual’s service on our board of directors having a value, taken together with any cash fees paid to such non-employee director, in excess of $750,000 (except that the Committee may make exceptions to such limit and for any year in which a non-employee director (i) first commences service on our board of directors, (ii) serves on a special committee of our board of directors or (iii) serves as lead director or non-executive chair of our board of directors, such limit may be increased to $1,000,000).

Types of Awards

Stock Options. We may grant stock options to eligible persons, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of Class A common stock on the date on which the stock option is granted and the stock option must not be exercisable for longer than 10 years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a share of Class A common stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

Stock Appreciation Rights. A stock appreciation right (“SAR”) is the right to receive an amount equal to the excess of the fair market value of one share of Class A common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of Class A common stock on the date on which the SAR is granted. The term of a SAR may not exceed 10 years. SARs may be granted in connection with, or independent of, other awards. The Committee has the discretion to determine other terms and conditions of a SAR award.

Restricted Stock Awards. A restricted stock award is a grant of shares of Class A common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Committee. Unless otherwise determined by the Committee and specified in the applicable award agreement, the holder of a restricted stock award has rights as a stockholder, including the right to vote the shares of Class A common stock subject to the restricted stock award or to receive dividends on the shares of Class A common stock subject to the restricted stock award during the restriction period. In the discretion of the Committee or as set forth in the applicable award agreement, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units. A restricted stock unit (“RSU”) is a right to receive cash, shares of Class A common stock or a combination of cash and shares of Class A common stock at the end of a specified period equal to the fair market value of one share of Class A common stock on the date of vesting. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Committee. If the Committee so provides, a grant of RSUs may provide a participant with the right to receive dividend equivalents.

Performance Awards. A performance award is an award that vests and/or becomes exercisable or distributable subject to the achievement of certain performance goals during a specified performance period, as established by the Committee. Performance awards (which include performance stock units) may be granted alone or in addition to other awards under the Incentive Plan, and may be paid in cash, shares of Class A common stock, other property or any combination thereof, in the sole discretion of the Committee.

Stock Awards. A stock award is a transfer of unrestricted shares of Class A common stock on terms and conditions, if any, determined by the Committee.

Dividend Equivalents. Dividend equivalents entitle a participant to receive cash, shares of Class A common stock, other awards or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of Class A common stock. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than stock options, SARs, restricted stock or stock awards).

Other Stock-Based Awards. Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our shares of Class A common stock.

Cash Awards. Cash awards may be granted on terms and conditions, including vesting conditions, and for consideration, including no consideration or minimum consideration as required by applicable law, as the Committee determines in its sole discretion.

Substitute Awards. In connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of an entity’s property or stock, awards may be granted in substitution for any other award granted before the merger or consolidation by such entity or its affiliates.

Certain Transactions

If any change is made to our capitalization, such as a share split, share combination, share dividend, exchange of shares or other recapitalization, merger or otherwise, that results in an increase or decrease in the number of outstanding shares of Class A common stock, appropriate adjustments will be made by the Committee in the shares subject to an award under the Incentive Plan. The Committee will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Committee determines is appropriate in light of such transaction.

Clawback; Detrimental Conduct

All awards granted under the Incentive Plan will be subject to clawback, cancellation, recoupment, rescission, payback, reduction, or other similar action in accordance with any Company clawback or similar policy or any applicable law related to such actions. Except as otherwise determined by the Committee, if an Incentive Plan participant engages in Detrimental Conduct (as defined in the Incentive Plan), such participant must forfeit or pay to the Company the following: (i) any and all outstanding awards granted to such participant, (ii) any cash or shares of Class A common stock received by such participant in connection with the Incentive Plan within the 24-month period immediately before the date the Company determines the participant engaged in Detrimental Conduct, and (iii) the profit realized by such participant from the sale, or other disposition for consideration, of any shares of Class A common stock received by such participant under the Incentive Plan within the 36-month period immediately before the date the Company determines the participant engaged in Detrimental Conduct.

Plan Amendment and Termination

Our board of directors or the Committee may amend or terminate any award, award agreement or the Incentive Plan at any time; however, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law. Stockholder approval will be required to make amendments that (i) increase the aggregate number of shares that may be issued under the Incentive Plan or (ii) change the classification of individuals eligible to receive awards under the Incentive Plan. The Incentive Plan will remain in effect for a period of 10 years (unless earlier terminated by our board of directors).

IPO Grants to Employees

In connection with this offering, we expect to grant equity awards to certain employees under the Incentive Plan, including to Messrs. Parrott and Mecray with a grant date fair value of approximately $2,500,000 and $800,000, respectively (the “IPO Awards”). It is anticipated that 40% of the IPO Awards will be in the form of RSUs that vest 25% at grant date and 25% in equal installments for three years thereafter, and that 60% of the IPO Awards will be in performance RSUs that vest based on company financial performance metrics measured from the date of this offering through December 31, 2028.

Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during 2025. Other than as set forth in the table and described more fully below, we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to, any of the other non-employee members of the board of directors in 2025.

2025 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	All Other Compensation(2) ($)	Total ($)
Andrew D. Parrott	35,000	—	—	35,000
William G. LaPerch	35,000	—	—	35,000
Peter A. Giacalone	175,000	—	2,658	177,658

(1)	At the end of 2025, Messrs. Parrott and LaPerch each held 573,672 Class D units.
(2)	Amounts in this column represent health insurance premiums paid on Mr. Giacalone’s behalf.

Narrative Disclosure to Director Compensation Table

The fees for each of our non-employee directors in 2025 consisted of an annual cash retainer equal to $35,000 for Messrs. Parrott and LaPerch and $175,000 for Mr. Giacalone.

Director Compensation Policy

In connection with this offering, we anticipate that we will implement a policy pursuant to which each member of the board of directors who is not an employee of the Company or any of its subsidiaries will be eligible to receive designated compensation for service on our board and committees of our board (the “Director Compensation Policy”).

Under the Director Compensation Policy, each non-employee director will receive an annual cash retainer of $65,000. A non-employee director will also receive the following additional retainer for serving as a committee chair: (i) $15,000 for service as chair of the Audit Committee, (ii) $10,000 for service as chair of the Compensation Committee and (iii) $10,000 for service as chair of the Nominating and Corporate Governance Committee. The annual cash retainer and committee chair compensation retainer will be paid in quarterly installments in arrears and prorated for any partial year of service on our board. In addition, we expect that our non-employee directors will receive an annual grant of RSUs with a grant date value of $120,000, which RSUs will vest on the earlier of (a) the day immediately preceding the date of the first annual meeting of our stockholders following the date of grant and (b) the one-year anniversary of the date of grant, in each case, subject to the applicable non-employee director’s continued service on the board of directors through the applicable vesting date.

Finally, under the Director Compensation Policy, non-employee directors will be eligible to be reimbursed for reasonable out-of-pocket expenses incurred to attend meetings of the board or committees thereof or otherwise perform duties consistent with service on the board in accordance with the Company’s expense reimbursement policy.

PRINCIPAL AND SELLING STOCKHOLDER

The following table sets forth certain information regarding the beneficial ownership of our Class A common stock and Class B common stock as of the date of effectiveness of this registration statement, after giving effect to the Transactions described under “Organizational Structure” with respect to:

•	each person known by us to beneficially own 5% or more of the outstanding shares of our Class A common stock or our Class B common stock (including the selling stockholder);

•	each member of our board of directors upon the consummation of this offering and each Named Executive Officer; and

•	all of the members of our board of directors upon the consummation of this offering and our Named Executive Officers as a group.

Applicable percentage of beneficial ownership prior to this offering is based on 26,350,046 shares of Class A common stock and 75,368,148 shares of Class B common stock that would be outstanding as of the date of effectiveness of this registration statement after giving effect to the Transactions, excluding this offering and the application of the proceeds from this offering.

Applicable percentage of beneficial ownership after this offering also assumes the foregoing and (i) the issuance and sale of 19,512,196 shares of Class A common stock by us in this offering (or 21,680,831 shares of Class A common stock by us and 758,194 shares of Class A common stock by the selling stockholder if the underwriters exercise in full their option to purchase addition shares to cover over-allotments).

The number of shares of Class A common stock and Class B common stock and applicable percentages of beneficial ownership set forth in the following table are based on an assumed initial public offering price of $20.50 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus).

The following table does not reflect any shares of Class A common stock that may be purchased pursuant to our directed share program described under “Underwriting (Conflicts of Interest).” If any ordinary shares are purchased by our directors or executive officers or their respective affiliated entities, the number and percentage of the ordinary shares beneficially owned by them after this offering will differ from those set forth in the following table.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares of Class A common stock subject to (i) options that are currently exercisable or exercisable within 60 days of June 22, 2026 and (ii) equity awards that are subject to vesting and settlement conditions expected to occur within 60 days of June 22, 2026, are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that each person or entity named in the table below has sole voting and investment power with respect to all shares of common stock that he, she or it beneficially owns, subject to applicable community property laws.

Except as otherwise noted below, the address of each beneficial owner listed in the table below is c/o ITG, Inc., 2400 E Commercial Blvd Ste 1000, Fort Lauderdale, FL 33308.

	Before the Offering			After the Offering if Underwriters’ Option is Not Exercised			After the Offering if Underwriters’ Option is Exercises in Full
	Class A Common Stock	Class B* Common Stock	Total Voting Power (1)	Class A Common Stock Owned	Class B Common Stock Owned	Total Voting Power (1)	Class A Common Stock Owned	Class B Common Stock Owned	Total Voting Power (1)
Name of Beneficial Owner	Number	Number	%	Number	Number	%	Number	Number	%
5% Stockholders:
OCM Power VI AIV Holdings (Delaware), L.P(2)	26,350,046	—	25.9%	26,350,046	—	21.7%	25,591,852	—	21.1%
OCM ITG Aggregator LLC(3)	—	32,302,468	31.8%	—	32,302,468	26.6%	—	31,373,000	25.8%
ITG Management Holdings, LLC(4)	—	43,065,679	42.3%	—	43,065,679	35.5%	—	41,826,512	34.5%
Christopher Perkins(5)	—	7,051,109	6.9%	—	7,051,109	5.8%	—	6,848,221	5.6%
Named Executive Officers, Directors and Director Nominees
Andrew D. Parrott(5)(6)	—	—	—	12,195	—	**	12,195	—	**
Christopher H. Mecray(7)	—	—	—	3,902	—	**	3,902	—	**
Michael G. Brooks(5)	—	11,939,771	11.7%	—	11,939,771	9.8%	—	11,596,217	9.6%
Guilherme Elias(5)	—	1,500,135	1.5%	—	1,500,135	1.2%	—	1,456,970	1.2%
Peter A. Giacalone(5)(8)	—	11,134,389	10.9%	—	11,134,389	9.2%	—	10,814,010	8.9%
William G. LaPerch(5)	—	216,694	0.2%	—	216,694	0.2%	—	210,459	0.2%
Joel Rivas(5)	—	373,938	0.4%	—	373,938	0.3%	—	363,178	0.3%
Francis A. Braun III	—	—	—	—	—	—	—	—	—
James S. Lee	—	—	—	—	—	—	—	—	—
Nicholas G. Papadakis	—	—	—	—	—	—	—	—	—
Dylan G. Petre	—	—	—	—	—	—	—	—	—
Robert L. Wu	—	—	—	—	—	—	—	—	—
All executive officers and directors as a group (10 individuals)	—	23,290,854	22.9%	16,098	23,290,854	19.2%	16,098	22,620,686	18.7%

*	Represents common units of ITG Parent held immediately prior to the offering.
**	Less than 0.1%.
(1)

Represents the percentage of voting power of our Class A common stock and Class B common stock voting as a single class. Each share of Class A common stock entitles the registered holder to one vote per share, and each share of Class B common stock entitles the registered holder thereof to one vote per share on all matters presented to stockholders for a vote generally, including the election of directors. The Class A common stock and Class B common stock will vote as a single class on all matters except as required by law or our amended and restated certificate of incorporation.

(2)

OCM Power VI AIV Holdings (Delaware), L.P. (also referred to as Oaktree Blocked Fund elsewhere in this prospectus) is indirectly controlled by Oaktree Capital Holdings, LLC (“OCG”) and Oaktree Capital Group Holdings GP, LLC (“OCGH”), in its capacity as the duly appointed manager of OCG. Additionally, Oaktree Capital Management, L.P. (“OCM”) is the indirect investment manager of OCM Power VI AIV Holdings (Delaware), L.P. Accordingly, each of OCG, OCGH and OCM may be deemed to have beneficial ownership of the securities directly held by OCM Power VI AIV Holdings (Delaware), L.P. The address for each of the entities described in this footnote is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue 28th Floor, Los Angeles, CA 90071.

(3)

OCM ITG Aggregator, LLC (also referred to as Oaktree Aggregator elsewhere in this prospectus) is indirectly controlled by OCG and OCGH, in its capacity as the duly appointed manager of OCG. Additionally, OCM is the indirect investment manager of OCM ITG Aggregator, LLC. Accordingly, each of OCG, OCGH and OCM may be deemed to have beneficial ownership of the securities directly held by OCM ITG Aggregator, LLC. The address for each of the entities described in this footnote is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue 28th Floor, Los Angeles, CA 90071.
(4)

Management Holdings is an affiliate of, and controlled by, Oaktree. All economic interests in Management Holdings are owned by employees, former employees and other service providers of ITG, Inc. and its direct and indirect subsidiaries. Oaktree does not own any of the economic interests in Management Holdings. The address of Management Holdings is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue 28th Floor, Los Angeles, CA 90071.

(5)	Represents non-economic voting shares of Class B common stock and an equal number of LLC Interests, each directly held by Management Holdings on behalf of the individual.
(6)	Represents 12,195 restricted stock units issued to Mr. Parrott which will vest upon the consummation of this offering.
(7)	Represents 3,902 restricted stock units issued to Mr. Mecray which will vest upon the consummation of this offering.
(8)

Represents (i) 7,126,769 shares of Class B common stock (or 6,921,704 shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares to cover over-allotments) held on behalf of Mr. Giacalone; (ii) 317,682 shares of Class B common stock (or 308,541 shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares to cover over-allotments) held on behalf of Mr. Giacalone’s spouse; and (iii) 3,689,938 shares of Class B common stock (or 3,583,765 shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares to cover over-allotments) held on behalf of two family trusts of which Mr. Giacalone is the trustee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions to which we are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described under “Executive Compensation” and “Management—New Director Compensation Program.”

History of ITG, Inc. and Partnership with Oaktree

We are a preferred provider of mission critical services to the digital and other utility infrastructure industries throughout the United States. We deliver technology-enabled, end-to-end services supporting the planning, design, construction, operation, maintenance and expansion of the broadband networks that have become critical infrastructure and essential to modern life and economic activity.

We were founded and are led by seasoned industry veterans with backgrounds beginning as field technicians and extending to successful entrepreneurial and corporate leadership, committed to delivering the highest quality services to our customers. We believe that our national footprint, comprehensive end-to-end service offerings, and proprietary FUSE360 technology platform position us as a partner of choice for leading broadband service providers, fiber providers, wireless carriers, data center operators, and public and private utilities.

To accelerate our growth trajectory and capitalize on secular tailwinds in fiber and broadband infrastructure, we secured a significant strategic investment from Oaktree in December 2021. This partnership provided the institutional capital base necessary to execute larger-scale acquisitions and invest in our proprietary technology platform. Since partnering with Oaktree, we have completed 12 tuck-in acquisitions, which includes two in 2023, three in 2024 and seven in 2025. Our mergers and acquisitions integration playbook has resulted in immediate synergies and has driven operational efficiency as well as improved asset utilization among our acquisition targets.

Most recently, we completed two acquisitions during the fourth quarter of 2025. In October 2025, we acquired Quasar which strengthened our engineering capabilities and enables us to better serve our customers across full project lifecycles—from early planning and design through construction, fulfillment, and ongoing operations. In November 2025, we acquired Advantage Utilities, a transaction designed to expand our fiber construction capabilities in the Northeast. This acquisition aligned with our strategy of combining local market expertise with the efficiency and resources of our national scale.

Promissory Notes

In conjunction with the acquisition of the Company by Oaktree in 2021, ITG Splitter entered into a series of promissory notes (the “Promissory Notes”) with certain members of our management and other related parties (the “Promissory Note Debtors”). The Promissory Notes were issued to satisfy the liabilities of the Promissory Note Debtors under the unit purchase agreement entered into in connection with the acquisition of the Company by Oaktree. As of March 31, 2026, the aggregate principal amount outstanding under the Promissory Notes was approximately $2,273,075, of which $774,496 was owed by Michael G. Brooks (a Founder), $72,095 was owed by Christopher Cowart (an equityholder in a Continuing Equity Owner), $50,153 was owed by Guilherme Elias (President of ITG OpCo and an equityholder in a Continuing Equity Owner), $196,693 was owed by Troy McClendon (an equityholder in a Continuing Equity Owner), $602,096 was owed by Peter A. Giacalone (a Founder), $457,384 was owed by Christopher Perkins (a Founder) and $120,158 was owed by Tracey Giacalone (an equityholder in a Continuing Equity Owner). The Promissory Notes bear interest at a rate of 5.5% per annum. In the event of a default for non-payment of interest or principal, the interest rate increases by 3% per annum above the stated rate for so long as the default continues. As of March 31, 2026, approximately $0.4 million had been recorded as interest income due on the Promissory Notes. The principal and all accrued and unpaid interest on each Promissory Note are due in a single installment upon the earlier of May 11, 2027 or the sale of ITG Splitter.

As of June 4, 2026, all amounts outstanding under the Promissory Notes have been repaid by the Promissory Note Debtors.

Letter Agreement

In conjunction with the acquisition of the Company by Oaktree in 2021, ITG Parent and certain members of our management and other related parties entered into the Contribution Agreement, dated December 29, 2021 (the “Contribution Agreement”), pursuant to which each of the Management Parties contributed their equity interests in ITG OpCo to ITG Parent in exchange for ownership in ITG Parent. In addition, ITG Parent entered into a letter agreement, dated December 29, 2021 (the “Letter Agreement”), with certain members of our management and other related parties (collectively, the “Management Parties”). Pursuant to the Letter Agreement and in connection with the Contribution Agreement, if Oaktree receives (i) distributions (including distributions of marketable securities) in respect of its Class A units of ITG Parent (calculated after giving effect to the payment of all fees, expenses, and other liabilities payable by ITG Parent and its subsidiaries in connection with the transactions resulting in such distributions, as applicable, and the payment of the Management Parties Payment (as defined below)) or (ii) proceeds consisting of cash or marketable securities from Oaktree’s sale or transfer of any Class A units of ITG Parent (calculated after giving effect to the payment of all fees, expenses, and other liabilities payable by Oaktree and/or ITG Parent and its subsidiaries in connection with the transaction(s) resulting in any such proceeds, as applicable) resulting in a 2.0x return on investment (the “Letter Agreement Trigger Event”), ITG Parent will make an aggregate payment of $10.0 million plus interest at 8% per annum (the “Management Parties Payment”) to the Management Parties, each of whom is an equityholder in a Continuing Equity Owner. In order for a Letter Agreement Trigger Event to occur, Oaktree would need to have received approximately $320 million of aggregate distributions and proceeds in the manner described in the Letter Agreement. As of the date of this prospectus, the Management Parties Payment would be triggered if Oaktree received $114.9 million in future distributions and proceeds in the manner described in the Letter Agreement.

On June 4, 2026, ITG Parent and the Management Parties entered into Amendment No. 1 to the Letter Agreement, pursuant to which ITG Parent made a voluntary prepayment to the Management Parties in respect of a portion of the Management Parties Payment in an aggregate amount equal to approximately $2.85 million.

This summary does not purport to be complete and is qualified in its entirety by the provisions of the Letter Agreement and Amendment No. 1 thereto, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Certain Related Party Agreements

On December 23, 2022, BTR entered into a Master Subcontract Agreement with DNA Fiber LLC (“DNA Fiber”) whereby DNA Fiber agreed to furnish labor, ancillary materials, as-built drawings and necessary equipment to complete certain work orders and all work incidental thereto. The owners of DNA Fiber, Dylan Brooks and Andrew Brooks, are sons of Michael G. Brooks, one of our Founders and an equityholder in a Continuing Equity Owner. In exchange for services rendered, we paid approximately $0.6 million, $0.7 million and $0.7 million to DNA Fiber in 2023, 2024 and 2025, respectively.

From time to time prior to March 31, 2025, we have engaged Sooner Technical Services, LLC (“Sooner Technical”) to provide cable television and high-speed data installation services. On March 31, 2025, ITG OpCo and BTR entered into an Independent Contractor Agreement with Sooner Technical whereby Sooner Technical agreed to provide certain services to us, including cable television or high-speed data installation services. The owners of Sooner Technical are the wife and son of Christopher Perkins, one of our Founders and an equityholder in a Continuing Equity Owner. In exchange for services rendered, we paid approximately $2.4 million, $0.7 million and $0.7 million to Sooner Technical in 2023, 2024 and 2025, respectively.

From time to time, we have purchased uniform and apparel products from Celestial Threads (“Celestial Threads”). The owner of Celestial Threads is the wife of Jerry Taylor, Vice President of ITG OpCo and an equityholder in a Continuing Equity Owner. We paid approximately $0.4 million, $0.4 million and $0.5 million to Celestial Threads in 2023, 2024 and 2025, respectively.

From time to time prior to April 7, 2025, we have engaged Utility Solutions LLC (“Utility Solutions”) to provide cable television and high-speed data installation services. On April 7, 2025, ITG OpCo and BTR entered into an Independent Contractor Agreement with Utility Solutions whereby Utility Solutions agreed to provide certain services to us, including cable television or high-speed data installation services. Michael G. Brooks, one of our Founders and an equityholder in a Continuing Equity Owner, is a minority investor of Utility Solutions. In exchange for services rendered, we paid approximately $2.1 million, $0.6 million and $0.0 million to Utility Solutions in 2023, 2024 and 2025, respectively.

Repurchase of Class D Units

On July 15, 2025, ITG Parent and Management Holdings purchased 382,447 Class D units granted on May 27, 2022 from Joel Rivas (Chief Administrative Officer of the Company) and 764,885 Class D units granted on July 15, 2024 from Guilherme Elias (President of ITG OpCo and an equity holder in a Continuing Equity Owner) for an aggregate purchase price of $466,585 and $696,045, respectively.

ITG Parent LLC Agreement

In connection with the Transactions, Blocker, Oaktree Aggregator and Management Holdings will enter into the ITG Parent LLC Agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

As a result of the Transactions, including the entry into the ITG Parent LLC Agreement and the Blocker Merger, we will directly and/or indirectly hold LLC Interests in ITG Parent, and Intermediate, our wholly owned subsidiary, will inherit Blocker’s status as the sole managing member of ITG Parent. Accordingly, we will operate and control all of the business and affairs of ITG Parent and, through ITG Parent and its operating subsidiaries, conduct our business.

As the sole managing member of ITG Parent, our wholly owned subsidiary, Intermediate will have the right to determine when distributions will be made to the holders of LLC Interests and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If ITG (through Intermediate) authorizes a distribution, such distribution will be made to the holders of LLC Interests, including ITG (including through Intermediate), pro rata in accordance with their respective ownership of ITG Parent, provided that Intermediate, as sole managing member, will be entitled to non-pro rata payments for certain fees and expenses. Management Holdings will also be entitled to reimbursement by ITG Parent for reasonable, out-of-pocket expenses incurred on behalf of ITG Parent or in connection with holding LLC Interests.

Upon the consummation of the Transactions, ITG will become a holding company and its principal asset will be a direct and/or indirect controlling equity interest in ITG Parent. ITG will own all of the limited liability company interests of Intermediate and Intermediate will directly own equity interests in ITG Parent it acquires as a result of the Blocker Merger and from ITG Parent with the net proceeds from this offering. In the event that the underwriters exercise their option to purchase additional shares of Class A common stock to cover over-allotments (in which case ITG would use the net proceeds it receives from such sale to purchase LLC Interests from ITG Parent) or in connection with future redemptions or exchanges of LLC interests (in which case ITG would obtain LLC Interests in exchange for cash or shares of Class A common stock) and ITG uses a portion of the net proceeds from such sale to purchase up to 19,512,196 LLC Interests from ITG Parent, ITG, Inc. will become a direct holder of LLC Interests and will be admitted as a member of ITG Parent. As such, ITG will have no independent means of generating revenue. ITG Parent will be treated as a partnership for U.S. federal income tax purposes and, as such, will generally not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Interests, including ITG as well as Intermediate, our wholly owned subsidiary.

Accordingly, ITG (including through Intermediate) will incur income taxes on its direct and/or indirect allocable share of any net taxable income of ITG Parent and also incur expenses related to its operations. Pursuant to the ITG Parent LLC Agreement, ITG Parent will make pro rata cash distributions to the owners of LLC Interests in an amount sufficient to fund their tax obligations in respect of the cumulative taxable income in excess of the cumulative taxable losses of ITG Parent that is allocated to them, each as determined by applying certain assumptions, to the extent cash is available to fund such distributions and previous tax distributions from ITG Parent have been insufficient. In addition to tax expenses, we will also incur expenses related to our operations, plus payments under the Tax Receivable Agreement, which may be significant. We intend to cause ITG Parent to make pro rata distributions or, in the case of certain expenses, payments in an amount sufficient to allow us and our subsidiaries, including Intermediate, to pay taxes and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement. Furthermore, so long as the Tax Receivable Agreement is outstanding and in effect, without the prior consent of the Agent, any distributions we receive from ITG Parent may only be used by us to meet our obligations under the Tax Receivable Agreement and to pay our taxes and other legal compliance obligations and for no other purpose.

The ITG Parent LLC Agreement will generally not permit transfers of LLC Interests by the Continuing Equity Owners that hold LLC Interests (“Existing LLC Owners”), except for transfers to permitted transferees (which include, among other things, transfers by Management Holdings to its equityholders (“Management Holders”) in connection with a permitted redemption or direct exchange, or to us or any of our subsidiaries), transfers pursuant to the redemption right described below, transfers approved in writing by Intermediate, as sole managing member, and other limited exceptions. In the event of a permitted transfer of LLC Interests, such transferor will be required to simultaneously transfer shares of Class B common stock to such transferee equal to the number of LLC Interests that were transferred. The ITG Parent LLC Agreement will also provide that, as a general matter, a holder of LLC Interests will not have the right to transfer LLC Interests if Intermediate determines that such transfer would be prohibited by law or regulation, would violate other agreements with ITG Parent to which such holder may be subject, or would cause or create a material risk for ITG Parent to be treated as a “publicly traded partnership” or to be taxed as a corporation for U.S. federal income tax purposes.

As described in further detail below, the Existing LLC Owners and their respective permitted transferees (other than, prior to the date on which Oaktree (excluding Management Holdings) no longer owns any equity interests in ITG Parent or the Company (the “Oaktree Complete Redemption Date”), Management Holders holding through Management Holdings) will have the right from time to time (subject to the terms of the ITG Parent LLC Agreement) to require redemption of LLC Interests in exchange for, at our election, either cash (to the extent we have cash available from a secondary offering) or shares of Class A common stock on a one-for-one basis for each LLC Interest. We will, alternatively, have the right to acquire such LLC Interests for shares of Class A common stock or cash (to the extent we have cash available from a secondary offering) in connection with any exercise of such right. We expect to treat such acquisitions of LLC Interests as purchases by us of LLC Interests from the holders thereof for U.S. federal income and other applicable tax purposes. ITG Parent (and each of its subsidiaries classified as a partnership for U.S. federal income tax purposes) will have in place an election under Section 754 of the Code effective for each taxable year in which an exchange of LLC Interests for Class A common stock or cash occurs. As a result, an exchange of LLC Interests is expected to result in (1) an increase in our proportionate share of the then existing tax basis of the assets of ITG Parent and its flow-through subsidiaries and (2) an adjustment in the tax basis of the assets of ITG Parent and its flow-through subsidiaries reflected in that proportionate share (“Basis Adjustments”).

Any increases in our share of tax basis as a result of the LLC Interests exchanges will generally have the effect of reducing the amounts that we would otherwise be obligated to pay thereafter to various tax authorities. Such basis increases may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

The ITG Parent LLC Agreement will provide a redemption right to the Existing LLC Owners and their respective permitted transferees (other than, prior to the Oaktree Complete Redemption Date, Management Holders holding through Management Holdings), which will entitle them to have their LLC Interests redeemed for, at our election, newly-issued shares of Class A common stock on a one-for-one basis for each LLC Interest or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest so redeemed, in each case in accordance with the terms of the ITG Parent LLC Agreement; provided that, at our election, we may effect a direct exchange by ITG of such Class A common stock or such cash, as applicable, for such LLC Interests. The Existing LLC Owners and their respective permitted transferees (other than, prior to the Oaktree Complete Redemption Date, Management Holders holding through Management Holdings) will have the right to exercise such redemption right, subject to certain exceptions, for as long as their LLC Interests remain outstanding. In connection with the exercise of the redemption or exchange of LLC Interests, (1) the holder thereof will be required to surrender a number of shares of Class B common stock registered in the name of such redeeming or exchanging holder, which shares will be transferred to the Company and will be cancelled for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged and (2) all redeeming members will surrender LLC Interests to ITG Parent for cancellation. Intermediate has the right to permit (subject to Oaktree’s consent prior to the Oaktree Complete Redemption Date) unvested LLC Interests to be redeemed or exchanged.

If at any time prior to the Oaktree Complete Redemption Date, members affiliated with Oaktree (other than Management Holdings) exercise a redemption right with respect to LLC Interests, Management Holdings (through which Management Holders own LLC Interests) is required to redeem or exchange a percentage of its LLC Interests corresponding to the percentage of LLC Interests redeemed or exchanged by such Oaktree members, collectively, relative to the total number of such Oaktree members’ LLC Interests (for purposes of this section, we refer to such corresponding mandatory redemption as a “Management Co-Redemption”). A Management Co-Redemption shall, in all instances until the Oaktree Complete Redemption Date, occur at the same time and on the same terms (other than, for the avoidance of doubt, any differences in rights received under the Tax Receivable Agreement) as such Oaktree members’ redemption or direct exchange. Until the Oaktree Complete Redemption Date, Management Holdings (and thus indirectly the Management Holders owning interests in such Management Holdings) will not be entitled to exercise a redemption right independently of a Management Co-Redemption. Any consideration received by Management Holdings for the redemption of unvested LLC Interests will be paid to the applicable corresponding Management Holder(s) only upon satisfaction of the vesting criteria applicable to such unvested LLC Interests. Following the Oaktree Complete Redemption Date, Management Holders, through Management Holdings, will have the same rights and limitations as other members in exercising the redemption or exchange of vested LLC Interests, in accordance with the terms of the ITG Parent LLC Agreement.

Each LLC Interest holder’s exchange and redemption rights will be subject to certain customary limitations, including the expiration of any contractual lockup period relating to the shares of Class A common stock that may be delivered to such holder and the absence of any liens or encumbrances on such LLC Interests. Additionally, in the case we elect a cash settlement, the ITG Parent LLC Agreement will provide a redeeming holder with the ability to rescind its redemption request within a specified period of time. Moreover, in the case of a settlement in Class A common stock, the ITG Parent LLC Agreement will provide that such redemption may be conditioned on the closing of an underwritten distribution of the shares of Class A common stock that may be issued in connection with such proposed redemption. In the case of a settlement in Class A common stock, the ITG Parent LLC Agreement will permit such holder to revoke or delay its redemption request if the following conditions exist: (1) any registration statement pursuant to which the resale of the Class A common stock to be registered for such holder at or immediately following the consummation of the redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (2) we failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such redemption; (3) we exercised our right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such holder to have its Class A common stock registered at or immediately following the consummation of the redemption; (4) such holder is in possession of any material non-public information concerning us, the receipt of which results in such holder being prohibited or restricted from selling Class A common stock at or immediately following the redemption without disclosure of such information (and we do not permit disclosure); (5) any stop order relating to the registration statement pursuant to which the Class A common stock was to be registered by such holder at or immediately following the redemption shall have been issued by the SEC; (6) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A common stock is then traded; (7) there shall be in effect an injunction, a restraining order or a decree of any nature of any governmental entity that restrains or prohibits the redemption; (8) we shall have failed to comply in all material respects with our obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such holder to consummate the resale of the Class A common stock to be received upon such redemption pursuant to an effective registration statement; or (9) the redemption date would occur three business days or less prior to, or during, a black-out period.

In the event of a redemption by a holder of LLC Interests, the ITG Parent LLC Agreement will require that we contribute cash or shares of Class A common stock, as applicable, to ITG Parent in exchange for an amount of newly-issued LLC Interests that will be issued to us equal to the number of LLC Interests redeemed from the holder. The ITG Parent LLC Agreement will then require ITG Parent to distribute the cash or shares of Class A common stock, as applicable, to such holder to complete the redemption. In the event of a redemption request by a holder of LLC Interests, the ITG Parent LLC Agreement will permit us, at our option, to effect a direct exchange by ITG of cash or our Class A common stock, as applicable, for such LLC Interests in lieu of such a redemption. Whether by redemption or exchange, the ITG Parent LLC Agreement will obligate us to ensure that at all times the number of LLC Interests that we directly or indirectly own equals the number of our outstanding shares of Class A common stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

We may impose additional restrictions on exchanges or redemptions that we determine to be necessary or advisable so that ITG Parent is not treated as a “publicly traded partnership” or taxed as a corporation for U.S. federal income tax purposes. If a holder exchanges LLC Interests and Class B common stock for shares of Class A common stock or a redemption transaction as described above is effected, the number of LLC Interests indirectly held by ITG will be correspondingly increased, and a corresponding number of shares of Class B common stock will be cancelled.

The ITG Parent LLC Agreement will also require that ITG Parent take actions with respect to its LLC Interests, including issuances, reclassifications, distributions, divisions, or recapitalizations, such that (i) we at all times maintain a ratio of one LLC Interest owned by us, directly or indirectly, for each share of Class A common stock issued by us, and (ii) ITG Parent at all times maintains (a) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests directly or indirectly owned by us and (b) a one-to-one ratio between the number of shares of Class B common stock owned by the Existing LLC Owners and their permitted transferees and the number of LLC Interests owned by the Existing LLC Owners and their permitted transferees. As such, in certain circumstances we, through Intermediate, as sole managing member, have the authority to take all actions such that, after giving effect to all issuances, transfers, deliveries, or repurchases, the number of outstanding LLC Interests we directly or indirectly own equals, on a one-to-one basis, the number of outstanding shares of Class A common stock.

This summary does not purport to be complete and is qualified in its entirety by the provisions of the form of ITG Parent LLC Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Tax Receivable Agreement

Upon the completion of this offering, we will be a party to the Tax Receivable Agreement with the TRA Participants (who are also the Continuing Equity Owners). Under the Tax Receivable Agreement, we generally will be required to make cash payments to the TRA Participants equal to, in the aggregate, 85% of the amount of tax savings, if any, in U.S. federal, state and local income tax that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) our allocable share of existing tax basis attributable to our acquisition or ownership of LLC Interests in connection with this offering, (ii) certain tax attributes we will acquire from the Blocker in the Blocker Merger (including net operating losses and the Blocker’s allocable share of tax basis), (iii) increases in our allocable share of then existing tax basis, and certain adjustments to the tax basis of the assets of ITG Parent and its subsidiaries as a result of actual or deemed sales or exchanges of LLC Interests in connection with this offering, if any, and future redemptions or exchanges of LLC Interests, (iv) imputed interest arising from any payments we make under the Tax Receivable Agreement and (v) certain other tax benefits related to entering into the Tax Receivable Agreement, including certain payments made under the Tax Receivable Agreement. The payment obligations under the Tax Receivable Agreement are obligations of ITG, Inc. and not of ITG Parent. Our payment obligations under the Tax Receivable Agreement are not conditioned upon any of the TRA Participants maintaining a continued ownership interest in us or ITG Parent and the rights of the TRA Participants under the Tax Receivable Agreement will be assignable. We generally expect to benefit from the remaining 15% of the tax benefits, if any, that we may actually realize, subject to the below discussions.

Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the aggregate payments that we will be required to make to the TRA Participants will be substantial. Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to ITG Parent, and to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. We anticipate funding ordinary course payments under the Tax Receivable Agreement from cash flow from operations of ITG Parent and its subsidiaries, borrowings and/or available cash. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and/or distributions to us by ITG Parent are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid taxes.

The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the taxable year that the Tax Receivable Agreement is entered into. There is no maximum term for the Tax Receivable Agreement and the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired, subject to the below discussions (in particular, with respect to the early termination or acceleration of the Tax Receivable Agreement).

We expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Assuming there are no material changes in the relevant tax laws and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, and assuming all exchanges or redemptions would occur immediately after the initial public offering, based on the assumed initial public offering price of $20.50 per share of Class A common stock (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) we would be required to pay approximately $346.2 million over the fifteen-year period from the date of this offering. The foregoing numbers are merely estimates — the actual payments could differ materially. The actual amounts we will be required to pay under the Tax Receivable Agreement and the actual amount of deferred tax assets and related liabilities that we will recognize as a result of any such future exchanges or redemptions will vary depending on a number of factors, including those detailed below. Absent a termination event pursuant to the terms of the Tax Receivable Agreement and assuming no material changes in the relevant tax laws, we expect our obligation to make cash payments under the Tax Receivable Agreement would continue for more than fifteen years after all of the Continuing Equity Owners exchange or redeem all of their LLC Interests.

The actual tax attributes, as well as any amounts paid to the TRA Participants under the Tax Receivable Agreement, will vary depending on a number of factors, including:

•

the timing of redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of ITG Parent at the time of each redemption or exchange. In addition, the increase in ITG

Parent’s allocable share of existing tax basis acquired upon the future redemption or exchange of LLC Interests will vary depending on the amount of remaining existing tax basis at the time of such redemption or exchange;

•

the price of shares of our Class A common stock at the time of the redemption or exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of ITG Parent, is directly proportional to the price of shares of our Class A common stock at the time of the redemption or exchange;

•

the extent to which such redemptions or exchanges are taxable—if an exchange is not taxable for any reason, increased tax deductions as a result of the Section 754 election mentioned above will not be available to generate payments under the Tax Receivable Agreement;

•

the amount of Blocker tax attributes—the amount of applicable tax attributes of the Blocker at the time of the Blocker Merger will impact the amount and timing of payments under the Tax Receivable Agreement;

•

the applicable tax rates and changes in tax rates—payments under the Tax Receivable Agreement will be calculated using the actual U.S. federal income tax rate in effect for the applicable period and an assumed, weighted-average state and local income tax rate based on apportionment factors for the applicable period, so changes in tax rates will impact the magnitude of cash tax benefits covered by the Tax Receivable Agreement and the amount of payments under the Tax Receivable Agreement; and

•	the amount and timing of our income.

Decisions made by the Continuing Equity Owners in the course of running our business may influence the timing and amount of payments that are received by TRA Participants under the Tax Receivable Agreement. For example, the disposition of assets following a redemption or exchange transaction may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before a redemption or exchange transaction may increase a Continuing Equity Owner’s tax liability while giving rise to a lesser amount of payment rights under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions we determine, and the IRS or another taxing authority may challenge all or a part of the existing tax basis, deductions, tax basis increases, net operating losses or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. The TRA Participants will not reimburse us for any payments previously made if tax savings previously reported are subsequently deferred or disallowed, except that any excess payments made to a TRA Participant will be netted against future payments otherwise to be made to such TRA Participant under the Tax Receivable Agreement, if any, after the determination of such excess. In addition, the actual state or local tax savings we may realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the Tax Receivable Agreement (subject to certain other calculation mechanics and assumptions). In both such circumstances, we could make payments to the TRA Participants that are greater than our actual cash tax savings and we may not be able to recoup those payments, which could negatively impact our liquidity.

The Tax Receivable Agreement provides that (1) in the event that we breach any of our material obligations under the Tax Receivable Agreement, unless waived in writing by the “Agent” (as that term is defined in the Tax Receivable Agreement), (2) upon certain changes of control, unless waived in writing by the Agent or (3) if, at any time, we elect, with the consent of the Agent, an early termination of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement (with respect to all LLC Interests, whether or not LLC Interests have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future cash tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. The change of control provisions in the Tax Receivable Agreement may result in situations where the TRA Participants have interests that differ from or are in addition to those of our other stockholders. The present value of such anticipated future cash tax benefits are discounted at a rate equal to the lesser of (i) 6.5% per annum and (ii) the Secured Overnight Financing Rate (“SOFR”) (or its successor rate) plus 100 basis points.

In these situations, our obligations under the Tax Receivable Agreement could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement. See “Risk Factors—Risks Related to Our Organizational Structure—We will be required to make payments under the Tax Receivable Agreement and the amounts of such payments could be significant.” and “Risk Factors—Risks Related to Our Organizational Structure—In certain cases, payments under the Tax Receivable Agreement to the TRA Participants may be accelerated or significantly exceed any actual benefit we realize in respect of the tax attributes subject to the Tax Receivable Agreement.” Assuming that the market value of a share of Class A common stock were to be equal to an initial public offering price of $20.50 per share of Class A common stock (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) and a discount rate of 4.68%, we estimate that the aggregate amount of termination payments under the Tax Receivable Agreement would be approximately $244.9 million if we were to exercise its early termination right immediately following this offering. The estimated aggregate amount of termination payments includes payments payable to Oaktree Aggregator and Oaktree Blocked Fund and Management Holdings of $77.8 million, $63.5 million and $103.5 million, respectively. By virtue of their interests in Management Holdings, the following executive officers and directors are entitled to termination payments made to Management Holdings as follows: $0.4 million to Andrew D. Parrott, our Chief Executive Officer; $4.6 million to Guilherme Elias, President of ITG OpCo; $0.7 million to Danielle Elias, immediate family member of Guilherme Elias; $1.0 million to Joel Rivas, our Chief Administrative Officer; $29.2 million to Michael G. Brooks, our Executive Chairman, $0.4 million to William G. LaPerch, one of our directors; $22.7 million to Peter A. Giacalone, one of our directors; and $4.5 million to Tracey Giacalone, immediate family member of Peter A. Giacalone.

Under the Tax Receivable Agreement, we are required to provide the Agent with a schedule setting forth the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year in which a payment obligation arises within one hundred twenty (120) days after the extended due date of our U.S. federal income tax return. Payments under the Tax Receivable Agreement will generally be made within five (5) days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of SOFR plus 100 basis points per annum from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at a rate of SOFR plus 500 basis points per annum until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement depends on the ability of ITG Parent to make distributions to us or to Intermediate. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made. See “Risk Factors—Risks Related to Our Organizational Structure” for further risks created by the Tax Receivable Agreement.

This summary does not purport to be complete and is qualified in its entirety by the provisions of the form of Tax Receivable Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement (the “Stockholders Agreement”) with the Continuing Equity Owners.

Director Nomination Rights

Pursuant to the Stockholders Agreement, the Continuing Equity Owners will have the right, but not the obligation, to nominate individuals for election to our board of directors as follows:

For so long as Oaktree and its affiliates (including the Continuing Equity Owners) (collectively, the “Oaktree Group”) beneficially owns shares of voting stock representing, in the aggregate, at least:

•	40% of the voting power of the then-outstanding voting stock of the Company that are not restricted shares, six directors;

•	35%, but less than 40%, of the voting power of the then-outstanding voting stock of the Company that are not restricted shares, five directors;

•	30%, but less than 35%, of the voting power of the then-outstanding voting stock of the Company that are not restricted shares, four directors;

•	20%, but less than 30%, of the voting power of the then-outstanding voting stock of the Company that are not restricted shares, three directors;

•	10%, but less than 20%, of the voting power of the then-outstanding voting stock of the Company that are not restricted shares, two directors; and

•	5%, but less than 10%, of the voting power of the then-outstanding voting stock of the Company that are not restricted shares, one director.

Any such director(s) nominated by the Oaktree Group is referred to as an “Oaktree Designee.” In the event the size of our board of directors is increased, the Oaktree Group’s nomination rights set forth above will be proportionately increased such that the Oaktree Group has the right to nominate directors representing the same percentage of the full board of directors, rounded up to the nearest whole director, following such increase as prior to such increase.

As a result, for so long as the Oaktree Group beneficially owns shares of voting stock representing at least 5% of the voting power of the then-outstanding voting stock of the Company, the Oaktree Group will continue to have director nomination rights and the ability to receive access to insider information.

For so long as the Oaktree Group is entitled to designate at least one individual for nomination to our board of directors, the Oaktree Group will have the exclusive right to request the removal of any Oaktree Designee, with or without cause and at any time, by sending a written notice to such Oaktree Designee and the Company’s secretary stating the name of the Oaktree Designee or the Oaktree Designees whose removal is requested. If at any point the number of Oaktree Designees then serving on the board exceeds the number of directors which the Oaktree Group is entitled to nominate under the Stockholders Agreement (each, an “excess director”), then, unless the board of directors otherwise requests, the Oaktree Group will cause such excess director(s) to offer to tender its (their) resignation at least sixty days prior to the expected date of the Company’s next annual meeting of stockholders for which the Company has not yet proposed a slate of directors, but such resignation may be made effective as of the last day of the then-current term of such excess director.

Subject to applicable laws and stock exchange regulations, and subject to requisite independence requirements applicable to such committee, (1) so long as the Oaktree Group beneficially owns shares of voting stock representing, in the aggregate, at least 40% of the voting power of the then-outstanding voting stock of the Company that are not restricted shares, the Oaktree Group will be entitled to designate a majority of the members of the Compensation Committee and the Nominating and Corporate Governance Committee, and (2) for so long as the Oaktree Group is entitled to designate one or more directors pursuant to the Stockholders Agreement, the Oaktree Group will be entitled to designate at least one member of each committee of the board of directors (other than any special committee established to evaluate any transaction in which the Oaktree Group has an interest which is in conflict with the interests of the Company).

Information Rights

The Stockholders Agreement will provide that, so long as the Oaktree Group beneficially owns shares of voting stock representing, in the aggregate, at least 5% of the voting power of the then-outstanding voting stock, the Company shall provide to the Oaktree Group and any of their designated representatives: (1) monthly consolidated financial statements of the Company and its subsidiaries; (2) access to any portal or equivalent means of dissemination of information to the board of directors maintained by the Company; and (3) reasonable access to the Company’s books and records and to any officer of the Company or its subsidiaries to discuss the affairs, finances and condition of the Company and its subsidiaries. Any member of the Oaktree Group may waive the right to receive all or any portion of the foregoing information and access at any time at its election for the duration specified by such member of the Oaktree Group.

The Stockholders Agreement will also provide that, so long as the Oaktree Group beneficially owns shares of voting stock representing, in the aggregate, at least 5% of the voting power of the then-outstanding voting stock, the Company shall keep each Oaktree Designee serving as a director informed, on a current basis, of any events, discussions, notices or changes with respect to any tax, criminal or regulatory investigation or action involving the Company or any of its subsidiaries that could reasonably be expected to be material to the Company, and reasonably cooperate with the Oaktree Group in an effort to avoid or mitigate any cost or regulatory consequences to the Oaktree Group that might arise from such investigation or action.

Consent Rights

The Stockholders Agreement will provide that, so long as the Oaktree Group beneficially owns shares of voting stock representing, in the aggregate, at least 25% of the voting power of the then-outstanding voting stock, without the prior written consent of the Oaktree Group, the Company shall not and shall cause its subsidiaries not to amend the rights of any member of the Oaktree Group under the Company’s certificate of incorporation or bylaws or amend or modify the Company’s related party transaction policy or similar policy in a manner that disproportionately adversely affects any member of the Oaktree Group. Each member of the Oaktree Group may waive the requirement that it consent to all or any of the foregoing actions at any time at its election by providing written notice to the Company.

This summary does not purport to be complete and is qualified in its entirety by the provisions of our Stockholders Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with the Continuing Equity Owners. Subject to certain conditions, we expect the Registration Rights Agreement will provide (i) Oaktree with “long-form” demand registration rights, “short-form” demand registration rights, as well as shelf registration rights and (ii) Oaktree and the Continuing Equity Owners with customary “piggyback” registration rights. The Registration Rights Agreement will contain provisions that require the parties thereto to coordinate with one another with respect to sales of our Class A common stock and will contain certain limitations on the ability of the members of our management party to the Registration Rights Agreement to offer, sell or otherwise dispose of shares of our Class A common stock. The Registration Rights Agreement will also provide that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

This summary does not purport to be complete and is qualified in its entirety by the provisions of the Registration Rights Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Directed Share Program

At our request, Morgan Stanley & Co. LLC (the DSP Underwriter) has reserved up to 5% of the shares of Class A common stock to be issued by us and offered by this prospectus for sale, excluding the additional shares that the underwriters have an option to purchase from us and the selling stockholder to cover over-allotments, at the initial public offering price, to certain friends and family of our Continuing Equity Owners, officers, directors, employees and certain related persons. See “Underwriting (Conflicts of Interest)—Directed Share Program.”

Review, Approval or Ratification of Transactions with Related Persons

The audit committee of our board of directors will have primary responsibility for reviewing and approving transactions with related parties. Our audit committee charter will provide that the audit committee shall review and approve in advance any related party transactions.

We will adopt, effective upon the consummation of this offering, a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our voting stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest, is not permitted to enter into a related party transaction with us without the consent of our audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Our audit committee is expected to determine that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a non-executive employee or beneficial owner of less than 5% of that company’s shares, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions relating to our material indebtedness. The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Credit Agreement, including the definitions of certain terms therein that are not otherwise defined in this prospectus. You should refer to the relevant agreement or instrument for additional information, copies of which will be filed with the SEC once available.

Credit Agreement

On July 9, 2025, (the “Credit Agreement Closing Date”), ITG OpCo and ITG Purchaser, LLC (“ITG Purchaser”) and the other Loan Parties party thereto entered into that certain Credit Agreement with Banco Santander, S.A., New York Branch, as administrative agent (the “Administrative Agent”), U.S. Bank National Association, as collateral agent (the “Collateral Agent”), and the lenders and L/C issuers party thereto from time to time (as amended, supplemented, waived or otherwise modified, the “Credit Agreement”), which sets forth the terms and conditions for a senior secured credit agreement consisting of (i) a $540.0 million senior secured six-year term loan facility (the “Term Loan Facility”), (ii) a $100.0 million revolving credit facility (the “Revolving Credit Facility”), which matures on July 9, 2030 and (iii) a $15.0 million letter of credit sublimit (the “Letter of Credit Facility”). The proceeds of the Term Loan Facility funded on the Credit Agreement Closing Date were used to repay all amounts outstanding under ITG OpCo’s prior credit facility, to issue a special distribution of $226.1 million to members of ITG Parent in 2025, as described in the section entitled “Dividend Policy,” to pay fees, expenses and similar transaction costs incurred in connection with the foregoing and for working capital, capital expenditures and other general corporate purposes.

On August 29, 2025, ITG OpCo, ITG Purchaser, each other Loan Party party thereto, the 2025 Incremental Term Lenders party thereto, the Administrative Agent and the Collateral Agent entered into that certain Amendment No. 1 to the Credit Agreement in order to, among other items, obtain a $75.0 million increase (the “First Amendment Upsize”) to the Term Loan Facility. The proceeds of the First Amendment Upsize were used to finance the acquisition of Tilson, to pay fees, expenses and similar transaction costs incurred in connection with the foregoing and for working capital, capital expenditures and other general corporate purposes.

On December 30, 2025 (the “Second Amendment Closing Date”), ITG OpCo, ITG Purchaser, each other Loan Party party thereto, the Second Amendment Incremental Term Lenders party thereto, the Administrative Agent and the Collateral Agent entered into that certain Amendment No. 2 to the Credit Agreement in order to obtain a $45.0 million increase (the “Second Amendment Term Upsize”) to the Term Loan Facility and an $85.0 million increase in the Revolving Credit Facility (the “Second Amendment Revolving Upsize”). The proceeds of the Second Amendment Term Upsize were used to repay amounts outstanding under the Revolving Credit Facility, to pay fees, expenses and similar transaction costs incurred in connection with the foregoing and for working capital, capital expenditures and other general corporate purposes.

Any description of the Term Loan Facility set forth below shall be deemed to include the First Amendment Upsize, the Second Amendment Term Upsize and the Second Amendment Revolving Upsize.

Interest Rate

Borrowings under the Term Loan Facility bear interest, as elected by ITG OpCo, at: (a) a rate per annum equal to Term SOFR plus a margin of 4.75% or (b) the Base Rate plus a margin of 3.75%. Borrowings under the Revolving Credit Facility bear interest, as elected by ITG OpCo, at: (a) a rate per annum equal to Term SOFR (as defined in the Credit Agreement) plus a margin of 4.50% or (b) the Base Rate plus a margin of 3.50%. For SOFR loans, the interest is paid at the end of each applicable SOFR period, but at least every six months. For base rate loans, interest is paid quarterly at the end of each quarter.

ITG OpCo is required to pay quarterly commitment fees to the lenders under the Credit Agreement in respect of any unutilized revolving credit facility commitments thereunder, at a rate equal to 0.25% if ITG OpCo’s Consolidated First Lien Secured Leverage Ratio is less than or equal to 2.70:1.00 and 0.375% if ITG OpCo’s Consolidated First Lien Secured Leverage Ratio is greater than 2.70:1.00, calculated in accordance with the terms of the Credit Agreement.

ITG OpCo also pays certain recurring fees under the Credit Agreement, including (i) letter of credit fees equal to 4.50% per annum on the daily maximum amount then available to be drawn under the applicable letter of credit, (ii) quarterly fronting fees of 0.125% to lenders issuing letters of credit and (iii) administrative fees.

Guarantees and Security

The obligations under the Credit Agreement are guaranteed by ITG Purchaser and ITG OpCo’s wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries. The obligations under the Credit Agreement are secured by a first priority security interest in substantially all of the existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, material owned real property, cash and proceeds of the foregoing of ITG OpCo, its wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries and ITG Purchaser, subject to customary exceptions.

Prepayments and Amortization

Loans under the Credit Agreement may be voluntarily prepaid, at ITG OpCo’s option, in whole, or in part, in each case without premium or penalty on a non-pro rata basis, subject to the conditions set forth in the Credit Agreement.

Subject to certain customary exceptions, the Credit Agreement requires mandatory prepayments, but not permanent reductions of commitments thereunder, for Excess Cash Flow, asset sales and refinancing facilities. In the event of Excess Cash Flow, commencing with the fiscal year ending December 31, 2026, ITG OpCo shall pay an aggregate principal amount of Term Loans equal to (a) 50% of such Excess Cash Flow if the Consolidated First Lien Secured Leverage Ratio was greater than 3.20:1.00 as of the last day of the applicable fiscal year, minus, at ITG OpCo’s option, certain voluntary prepayments, (b) 25% if the Consolidated First Lien Secured Leverage Ratio was less than or equal to 3.20:1.00 and greater than or equal to 2.70:1.00 or (c) 0% if the Consolidated First Lien Secured Leverage Ratio was less than or equal to 2.70:1.00, in each case as calculated in accordance with the terms of the Credit Agreement. In the event of (a) any non-ordinary course sale, transfer or other disposition of property or assets permitted under the Credit Agreement by ITG OpCo or any Restricted Subsidiary or (b) the occurrence of any Casualty Event, in each case resulting in the realization or receipt of Net Available Cash in excess of $20.0 million, ITG OpCo shall make a prepayment of an aggregate principal amount of Term Loans equal to 100% of the Applicable Proceeds, subject to a right of reinvestment in accordance with the terms of the Credit Agreement. If ITG OpCo or any Restricted Subsidiary incurs or issues any Refinancing Term Loans, Refinancing Indebtedness with respect to certain permitted Indebtedness, or Indebtedness not expressly permitted to be incurred or issued pursuant to the Credit Agreement, ITG OpCo shall pay an aggregate amount of Term Loans equal to 100% of all Net Cash Proceeds received, subject to certain exceptions.

The Term Loan Facility amortizes in quarterly installments equal to (i) for the first eight payments, 0.625% of the aggregate principal amount of the term loans outstanding on the Second Amendment Closing Date and (ii) thereafter, 1.25% of the aggregate principal amount of the term loans outstanding on the Second Amendment Closing Date.

Financial Covenants

Subject to certain exceptions, ITG OpCo shall not permit the Consolidated First Lien Secured Leverage Ratio as of the last day of any Test Period to be greater than as set forth below:

Test Period	Consolidated First Lien Secured Leverage Ratio no greater than
June 30, 2026	5.50:1.00
September 30, 2026 and each Test Period thereafter	5.25:1.00

Restrictive Covenants and Other Matters

The Credit Agreement contains affirmative and negative covenants that are customary for financings of this type, including covenants that restrict our incurrence of indebtedness, incurrence of liens, dispositions, investments, acquisitions, restricted payments, and transactions with affiliates.

The Credit Agreement also includes customary events of default, including the occurrence of a change of control.

DESCRIPTION OF CAPITAL STOCK

General

Prior to the consummation of this offering, we will file an amended and restated certificate of incorporation and we will adopt our amended and restated bylaws. Our amended and restated certificate of incorporation will authorize capital stock consisting of:

•	1,000,000,000 shares of Class A common stock, par value $0.001 per share;

200,000,000 shares of Class B common stock, par value $0.001 per share; and

•	5,000,000 shares of preferred stock, par value $0.001 per share.

We are issuing and selling 19,512,196 shares of Class A common stock in this offering. We may issue and sell up to an additional 2,168,635 shares of Class A common stock and the selling stockholders may sell up to an additional 758,194 shares of Class A common stock in this offering if the underwriters exercise in full their option to purchase additional shares of our Class A common stock to cover over-allotments. In the event of a partial exercise of the underwriters’ option to purchase additional shares of Class A common stock to cover over-allotments, the shares of Class A common stock sold by us and the shares of Class A common stock sold by the selling stockholder to the underwriters shall be adjusted on a pro-rata basis. All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and nonassessable. We are issuing 75,368,148 shares of Class B common stock to the Continuing Equity Owners in connection with the Transactions for nominal consideration.

The following summary describes the material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which will be included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for the shares of common stock.

Common Stock

Class A Common Stock

Voting Rights. Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Dividend Rights. Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Distributions in Connection with Mergers or Other Business Combinations. Upon a merger, consolidation or substantially similar transaction, holders of shares of our Class A common stock will be entitled to receive equal per share payments or distributions.

Liquidation Rights. Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of shares of our Class A common stock, subject to prior satisfaction of all outstanding debts and other liabilities and the payment of liquidation preferences, if any, on any outstanding preferred stock.

Other Matters. Our amended and restated certificate of incorporation will not entitle holders of shares of our Class A common stock to preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our Class A common stock are, and the shares of our Class A common stock offered in this offering will be, fully paid and nonassessable.

Class B Common Stock

Voting Rights. Each share of our Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally. Holders of shares of our Class B common stock will vote together with holders of shares of our Class A common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our amended and restated certificate of incorporation described below or as otherwise required by applicable law or the amended and restated certificate of incorporation.

Issuance of Shares. Shares of Class B common stock will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by the Continuing Equity Owners and the number of shares of Class B common stock issued to the Continuing Equity Owners. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Only permitted transferees of LLC Interests held by the Continuing Equity Owners will be permitted transferees of Class B common stock. See “Certain Relationships and Related Party Transactions—ITG Parent LLC Agreement.”

Dividend and Distribution Rights. Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation, except that dividends may be declared on the Class B common stock in connection with a “poison pill” or similar stockholder rights plan adopted by our board of directors. Any amendment of our amended and restated certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends or any other kind of distribution, (2) any right to convert into or be exchanged for shares of our Class A common stock or (3) any other economic rights will require, in addition to stockholder approval, the affirmative vote of holders of shares of our Class A common stock voting separately as a class.

Exchange Rights. Each share of our Class B common stock will be redeemed and canceled by us if the holder exchanges one LLC Interest together with such share of Class B common stock for one share of Class A common stock pursuant to the terms of the ITG Parent LLC Agreement. See “Certain Relationships and Related Party Transactions—ITG Parent LLC Agreement.”

Other Matters. Our amended and restated certificate of incorporation will not entitle holders of our Class B common stock to preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to our Class B common stock. All outstanding shares of our Class B common stock are fully paid and nonassessable.

Authorized but Undesignated Preferred Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply as long as our Class A common stock is listed on Nasdaq require stockholder approval of certain issuances equal to or exceeding 20% of the combined voting power of our Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans.

Unless required by law or by any stock exchange on which our common stock may be listed, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our amended and restated certificate of incorporation will authorize our board of directors to establish, from time to time, the number of shares to be included in each series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors will also be able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders, without any vote or action by stockholders.

The existence of unissued and unreserved common stock or preferred stock may enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and could thereby protect the continuity of our management and possibly deprive stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Indemnification and Limitations on Directors’ Liability

Section 145 of the DGCL grants each Delaware corporation the power to indemnify any person who is or was a director, officer, employee or agent of a corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of serving or having served in any such capacity, if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may similarly indemnify any such person in actions by or in the right of the corporation if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite adjudication of liability, but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the Delaware Court of Chancery or other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation, or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for director liability with respect to unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation will provide for such limitation of liability.

Our amended and restated certificate of incorporation and bylaws will indemnify our directors and officers to the full extent permitted by applicable law and our amended and restated certificate of incorporation will also allow our board of directors to indemnify other employees. This indemnification will extend to the payment of judgments in actions against officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. This indemnification will also extend to the payment of attorneys’ fees and expenses of officers and directors in suits against them where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. This right of indemnification is not exclusive of any right to which the officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.

We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type.

We believe that the limitation of liability and indemnification provisions in our amended and restated certificate of incorporation, bylaws and insurance policies are necessary to attract and retain qualified directors and officers. However, these provisions may discourage derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these limitation of liability and indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is sought from us, nor are we aware of any threatened litigation or proceeding that may result in an indemnification claim.

Stockholders Agreement

In connection with this offering, we intend to enter into the Stockholders Agreement with the Continuing Equity Owners, which will govern matters related to our corporate governance, rights to nominate and designate directors and additional matters. For more information, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Anti-takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws that will be effective upon consummation of the offering could make certain change of control transactions more difficult, including acquisitions of us by means of a tender offer, a proxy contest or otherwise, as well as removal of our incumbent officers and directors. We have opted out of Section 203 of the DGCL. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares. Therefore, these provisions could adversely affect the price of our common stock.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval except as required by law or by any stock exchange on which our common stock may be listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our board of directors may authorize, without stockholder approval, the issuance of undesignated preferred stock with voting rights or other rights or preferences designated from time to time by our board of directors. The existence of authorized but unissued shares of common stock or preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Board Classification. Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms, other than directors which may be elected by holders of preferred stock, if any. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors.

No Cumulative Voting. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Meetings of Stockholders. Our bylaws will provide that special meetings of our stockholders may be called, prior to the Trigger Event, only by or at the direction of our board of directors or our Board Chair; provided that, at any time prior to the Trigger Event, special meetings of our stockholders shall also be called by or at the direction of our board of directors or our Board Chair at the request of Oaktree. From and after the Trigger Event, special meetings of our stockholders shall only be called by or at the direction of our board of directors or our Board Chair.

Stockholder Action by Written Consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent from and after the Trigger Event.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be delivered to our secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to Oaktree and its affiliates so long as Oaktree has board nomination rights. Our bylaws allow our board of directors to adopt such rules and regulations for the conduct of meetings of the stockholders as it shall deem appropriate and also allow the chair of any meeting to prescribe such rules and regulations for the conduct of such meeting (except to the extent inconsistent with such rules and regulations as adopted by our board of directors), which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Removal of Directors; Vacancies. Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will provide that from and after the Trigger Event, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon. In addition, our amended and restated certificate of incorporation will also provide that from and after the Trigger Event, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring in our board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Supermajority Provisions. Our amended and restated certificate of incorporation and bylaws will provide that our board of directors is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with Delaware law and our amended and restated certificate of incorporation (and subject to the terms of the Stockholders Agreement). From and after the Trigger Event, in addition to any vote of the holders of any class or series of capital stock of our Company required therein, our bylaws or applicable law, any alteration, amendment, repeal or rescission or repeal of our bylaws, in whole or in part, by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of our Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation will provide that the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of our Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding removal of directors;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding Section 203 of the DGCL;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director and governing forum selection;

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

Section 203 of the Delaware General Corporation Law. We will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be Computershare Trust Company, N.A.

Listing

We have applied to list our Class A common stock on Nasdaq under the symbol “ITG.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock. Future sales of shares of our Class A common stock in the public market after this offering, and the availability of shares for future sale, could adversely affect the market prices prevailing from time to time. As described below, only a limited number of shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nonetheless, sales of substantial amounts of our Class A common stock in the future, or the perception that these sales could occur, could adversely affect prevailing market prices for our Class A common stock and could impair our future ability to raise equity capital.

Upon the closing of this offering, a total of 45,862,242 shares of Class A common stock and 75,368,148 shares of Class B common stock will be outstanding, assuming the underwriters do not exercise their option to purchase additional shares. Of these shares, 19,512,196 shares of Class A common stock sold in this offering, plus any shares of Class A common stock sold upon exercise of the underwriters’ option to purchase up to 2,168,635 additional shares of Class A common stock from us and up to 758,194 additional shares of Class A common stock from the selling stockholder, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining outstanding shares of our Class A common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

In addition, pursuant to certain provisions of the ITG Parent LLC Agreement, the Continuing Equity Owners can from time to time exchange an equal number of LLC Interests and shares of Class B common stock for shares of Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon consummation of the offering, the Continuing Equity Owners will hold 75,368,148 LLC Interests (or approximately 73,199,513 LLC Interests if the underwriters exercise their option to purchase additional shares in full to cover over-allotments), all of which will be exchangeable together with an equal number of shares of Class B common stock for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances.

As a result of the lockup agreements and market standoff provisions described below and the provisions of Rules 144 or 701, and assuming no exercise of the underwriters’ option to purchase additional shares, the shares of our Class A common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

Date	Number of Shares
On the date of this prospectus	—
Beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701, or otherwise pursuant to an effective registration statement (such number of shares includes the Class A common stock that may be issued upon exchange of all or a portion of the LLC Interests)	101,718,194

Rule 144

In general, a person who has beneficially owned restricted shares of our Class A common stock for at least six months would be entitled to sell their securities, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (3) we are current in our Exchange Act reporting at the time of sale.

Persons who have beneficially owned restricted shares of our Class A common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 458,622 shares immediately after the completion of this offering (calculated on the basis of the assumptions described above and assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock to cover over-allotments); and

•	the average weekly trading volume of shares of our Class A common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Additionally, persons who are our affiliates at the time of, or any time during the 90 days preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares of our Class A common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus is a part (to the extent such shares of Class A common stock are not subject to a lock-up agreement) are entitled to sell such shares 90 days after the effective date of this prospectus in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 with the SEC, which will become effective immediately upon filing, under the Securities Act to register all of the shares of common stock reserved for issuance under the Incentive Plan. Shares covered by such registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lockup agreements described below and Rule 144 limitations applicable to affiliates. All shares of our common stock will be subject to the lockup agreements or market standoff provisions described below.

Lockup Agreements

We, our directors and officers, and substantially all of our stockholders, including the selling stockholder, have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any of our shares of Class A common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. Any two underwriters out of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and UBS Securities LLC may at any time release all or any portion of the shares from the restrictions in such agreements.

The lockup agreements do not contain any pre-established conditions to waiver by certain of the representatives of the underwriters on behalf of the underwriters of any terms of the lockup agreements. Any determination to release shares subject to the lockup agreements would be based on a number of factors at the time of determination, including, but not necessarily limited to, the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

Registration Rights

Upon the completion of this offering, the holders of an aggregate of 45,862,242 shares of our Class A common stock, based on shares of common stock outstanding as of the date of effectiveness of this registration statement, or their transferees, will be entitled to rights with respect to the registration of their shares of Class A common stock under the Securities Act. Registration of these shares under the Securities Act will result in these shares becoming freely tradable immediately upon the effectiveness of such registration, subject to the restrictions of Rule 144. For a further description of these rights, see the section entitled “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of shares of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax considerations relating thereto. The effects of other U.S. federal tax laws, such as estate tax laws, gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated or proposed thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of shares of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of shares of our Class A common stock.

This discussion is limited to Non-U.S. Holders who purchase our Class A common stock pursuant to this offering and who hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	existing equity holders and creditors of the Company and any existing or future equity holders and creditors of ITG OpCo or any of their respective subsidiaries;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities or currencies;

•	“controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	persons that are subject to the “applicable financial statement” rules under the Section 451(b) of the Code;

•	“qualified foreign pension funds” (within the meaning of Section 897(1)(2) of the Code) and entities, all of the interests of which are held by qualified foreign pension funds; and

•	tax-qualified retirement plans.

If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and partners in such partnerships are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our Class A common stock.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS THE TAX CONSIDERATIONS RELATED TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR CLASS A COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSIDERATIONS RELATED TO THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE APPLICABLE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING AUTHORITY OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “United States person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of all substantial decisions of the trust is by one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we issued a special distribution of $226.1 million to members of ITG Parent in 2025 and we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a nontaxable return of capital up to (and will reduce, but not below zero) a Non-U.S. Holder’s adjusted tax basis in its Class A common stock. Any excess amounts generally will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to us or the applicable withholding agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) certifying under penalty of perjury that such Non-U.S. Holder is not a “United States person” as defined in the Code and qualifies for a reduced treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.

Any such effectively connected dividends will generally be subject to U.S. federal income tax on a net income basis at the regular graduated rates generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders are urged to consult their tax advisors regarding any applicable tax treaties that may provide for different rules in their particular circumstances.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of shares of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•

the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the sale or other taxable disposition and certain other requirements are met; or

•

our Class A common stock constitutes a U.S. real property interest (a “USRPI”), by reason of our status as a U.S. real property holding corporation (a “USRPHC”), for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our Class A common stock and (2) the Non-U.S. Holder’s holding period for our Class A common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net basis at the regular graduated rates generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the sale or other taxable disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder for that taxable year (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate that we will become, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-USRPIs and our other business assets, there can be no assurance that we currently are not a USRPHC or that will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market during the calendar year in which the sale or other taxable disposition occurs, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition or (2) the Non-U.S. Holder’s holding period. If we were to become a USRPHC and our Class A common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant sale or other taxable disposition by a Non-U.S. Holder occurs, such Non-U.S. Holder (regardless of the percentage of stock owned) generally would be subject to U.S. federal income tax on a sale or other taxable disposition of our Class A common stock and a 15% withholding tax generally would apply to the gross proceeds from such disposition.

Non-U.S. Holders are urged to consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, generally by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or a successor form), or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of shares of our Class A common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of shares of our Class A common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or other taxable disposition. Proceeds of a sale or other disposition of shares of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides, is established or is organized.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the Non-U.S. Holder timely files the appropriate claim with the IRS and furnishes any required information to the IRS.

Non-U.S. Holders are urged to consult their tax advisors regarding the application of information reporting and backup withholding rules with respect to an investment in our Class A common stock.

Foreign Account Tax Compliance Act

Subject to the discussion below regarding the Proposed Regulations (defined below), withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the “Foreign

Account Tax Compliance Act,” or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our shares of Class A common stock paid to a “foreign financial institution” or a “nonfinancial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or nonfinancial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the nonfinancial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or nonfinancial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions or branches thereof located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Although FATCA withholding could apply to gross proceeds on the disposition of shares of our Class A common stock, on December 13, 2018, the U.S. Department of the Treasury released proposed regulations (the “Proposed Regulations”) the preamble to which specifies that taxpayers may rely on them pending finalization. The Proposed Regulations eliminate FATCA withholding on the gross proceeds from a sale or other disposition of shares of our Class A common stock. There can be no assurance that the Proposed Regulations will be finalized in their present form.

Prospective investors are urged to consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., UBS Securities LLC and Stifel, Nicolaus & Company, Incorporated are acting as the representatives of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell to them, severally, the aggregate number of shares of Class A common stock shown opposite their respective names below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
UBS Securities LLC
Stifel, Nicolaus & Company, Incorporated
BofA Securities, Inc.
Robert W. Baird & Co. Incorporated
Santander US Capital Markets LLC
KeyBanc Capital Markets Inc.
Truist Securities, Inc.
Houlihan Lokey Capital, Inc.
BTIG, LLC
Capital One Securities, Inc.
Regions Securities LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of Class A common stock listed above if any are purchased. The underwriters have reserved the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares of Class A Common Stock

We and the selling stockholder have granted the underwriters a 30-day option to purchase up to 2,168,635 additional shares of Class A common stock from us and up to 758,194 additional shares of Class A common stock from the selling stockholder at the initial public offering price, less the underwriting discount and commissions, as set forth on the cover page of this prospectus. In the event of a partial exercise of the underwriters’ option to purchase additional shares of Class A common stock to cover over-allotments, the shares of Class A common stock sold by us and the shares of Class A common stock sold by the selling stockholder to the underwriters shall be adjusted on a pro-rata basis. If the underwriters exercise their option in whole or in part, each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our Class A common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price has been determined through negotiations between us and the representatives. In addition to prevailing conditions in the equity securities markets, including market valuations of publicly traded companies considered comparable to our company, the factors considered in determining the initial public offering price included:

•	our results of operations;

•	our current financial condition;

•	our future prospects;

•	our management;

•	the economic conditions in and future prospects for the industry in which we compete; and

•	other factors we and the representatives deem relevant.

We cannot assure you that an active or orderly trading market will develop for our Class A common stock or that our Class A common stock will trade in the public markets subsequent to this offering at or above the initial public offering price.

Commissions and Discounts

The underwriters will offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $     per share of Class A common stock to other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our shares of Class A common stock will be offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters and the proceeds, before expenses, payable to us and the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 2,168,635 shares of our Class A common stock from us and up to an additional 758,194 shares of our Class A common stock from the selling stockholder.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Underwriting discounts and commissions to be paid by the selling stockholder	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that our total expenses in connection with this offering, excluding underwriting discounts and commissions, will be approximately $15.0 million. We have also agreed to reimburse the underwriters up to $45,000 for certain of their fees and expenses relating to the offering.

Indemnification of Underwriters

We and the selling stockholder will indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholder are unable to provide this indemnification, we or the selling stockholder will contribute to payments the underwriters may be required to make in respect of those liabilities. We and the selling stockholder have also agreed to indemnify the underwriters for losses if the shares (other than those purchased pursuant to the underwriters’ option to purchase additional shares) are not delivered to the underwriters’ accounts on the initial settlement date.

No Sales of Similar Securities

We, our directors, executive officers and holders of a substantial majority of all of our capital stock and securities convertible into our capital stock (each such person, a “lock-up party”) have entered into lock-up agreements with the representatives prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus (the “Restricted Period”), may not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or, in the case of the Company, file with the SEC a registration statement under the Securities Act relating to, any Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Class A common stock. These restrictions shall also apply to any Class A common stock received upon exercise of options granted to or warrants owned by each of the persons or entities described in the immediately preceding sentence.

In the case of the Company, the restrictions described in the paragraph above do not apply, subject in certain cases to various conditions, to:

(1)	the shares of Class A common stock to be sold in this offering;

(2)	the issuance of options to acquire shares of Class A common stock granted pursuant to the Company’s benefit plans described in this prospectus, as such plans may be amended;

(3)	the issuance of shares of Class A common stock upon the exercise of any such options;

(4)

the filing of one or more registration statements on Form S-8 providing for resales of securities registered thereunder pursuant to the Company’s benefit plans described in this prospectus, as such plans may be amended;

(5)

the entry into any agreement providing for the issuance or sale of shares of Class A common stock or any security convertible into or exercisable for shares of Class A common stock in connection with any merger, joint venture, strategic alliances, commercial or other collaborative transaction or the acquisition (whether by means of merger, stock or equity purchase, asset purchase or otherwise) or licenses of the business, property, technology or other assets of another individual or entity or the assumption of an employee benefit plan in connection with a merger or acquisition, provided that the issuance of any such securities pursuant to this clause (5) may not exceed 10% of the total number of shares of Class A common stock or any other securities convertible into or exercisable or exchangeable for shares of Class A common stock outstanding immediately following the completion of this offering, and provided further that each recipient of such securities will execute a lock-up agreement described below;

(6)

sales of Class A common stock on behalf of our employees, officers, directors, advisors, or consultants to satisfy the withholding taxes payable upon the exercise, vesting and/or settlement of such employee’s stock options, stock awards, restricted stock, restricted stock units, securities convertible into or exercisable or exchangeable for shares of Class A common stock, or other compensatory equity-based awards pursuant to the Company’s benefit plans described in this prospectus, as such plans may be amended; or

(7)

facilitating the establishment of a trading plan on behalf of a stockholder, officer, or director pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A common stock, provided that (i) such plan does not provide for the transfer of Class A common stock during the Restricted Period (except as otherwise permitted under the lock-up agreement) and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of shares of Class A common stock may be made under such plan during the Restricted Period (except as otherwise permitted under the lock-up agreement).

For the avoidance of doubt, the filing of any registration statement pursuant to clause (4) described above will be without prejudice to the transfer limitations applicable to any lock-up party, which shall continue in full force and effect in accordance with the terms of the lock-up agreements.

In the case of directors, executive officers and other stockholders, the restrictions described in the paragraph above do not apply, subject in certain cases to various conditions, to:

A.

transactions relating to shares of Class A common stock or other securities acquired in this offering (including the transactions described under the caption “Organizational Structure” but excluding, solely in the case of our directors and officers, any issuer-directed shares of Class A common stock purchased in this offering) or acquired in open market or other transactions after the completion of this offering, provided that no public report or filing with the SEC or otherwise is required or voluntarily made during the Restricted Period in connection with subsequent sales of Class A common stock or other securities acquired either in this offering or in such open market or other transactions after the completion of this offering (other than any Schedule 13G, 13D or Form 13F (or any amendments to such schedules or forms));

B.

transfers, dispositions or distributions of shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock as: (i) a bona fide gift, including, without limitation, to a charitable organization or educational institution, or for bona fide estate planning purposes, (ii) by will, testamentary document or intestacy, (iii) to any corporation, partnership, limited liability company or other entity that controls, is controlled by or managed by, or is under common control with, the lock-up party, or the immediate family of the lock-up party (as defined in FINRA Rule 5130(i)(5)), (iv) to any nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iii) above, (v) to any member of the lock-up party’s immediate family or to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the lock-up party and/or any member of their immediate family, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of the beneficiary of such trust or (vi) to the Company upon the lock-up party’s death, disability or termination of employment or other service relationship with the Company; provided that such Class A common stock was issued to the lock-up party pursuant to an agreement or equity award granted pursuant to an employee benefit plan, option, warrant or other right disclosed herein;

C.

transfers, dispositions or distributions of shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock by operation of law, provided that any filing under Section 16(a) of the Exchange Act or any other public filing or disclosure by or on behalf of the lock-up party that is required to be made during the Restricted Period as a result of such transfer, disposition or distribution shall include a statement that such transfer has occurred by operation of law;

D.

if the lock-up party is not an individual, transfers or distributions of shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock to: (i) another corporation, partnership, limited liability company or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (ii) as part of a distribution, transfer or other disposition to any current or former, direct or indirect general or limited partners, limited liability company members or stockholders of the lock-up party or holders of similar equity interests in the lock-up party;

E.

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A common stock, provided that (i) such plan does not provide for the transfer of Class A common stock during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common stock may be made under such plan during the Restricted Period;

F.

(i) the receipt by the lock-up party from the Company of shares of Class A common stock or any security convertible into or exercisable or exchangeable for common stock upon the settlement or exercise of restricted stock units, restricted stock, options, warrants or other rights to purchase or otherwise acquire Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock (including, in each case, by way of “net” or “cashless” exercise, settlement or similar procedure), or (ii) transfers or dispositions to the Company in connection with the vesting, settlement or exercise of restricted stock units, restricted stock, options, warrants or other rights to purchase or otherwise acquire Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock (including, in each case, by way of “net” or “cashless” exercise), including any transfer to the Company for the payment of tax withholdings, estimated taxes or remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, restricted stock, options, warrants or other rights to purchase or otherwise acquire Class A common stock, or in connection with the conversion of convertible securities; provided that (1) any such shares of Class A common stock or any security convertible into or exercisable or exchangeable for common stock shall be subject to the terms of the lock-up agreement, (2) to the extent a filing under Section 16(a) of the Exchange Act is required during the Restricted Period as a result of such transfers or dispositions pursuant to clause (f)(ii), it shall clearly indicate that the filing relates to the circumstances described in this clause (f)(ii); (3) the lock-up party does not otherwise voluntarily effect any public filing or report regarding such transfers; and (4) any such restricted stock units, restricted stock, options, warrants or rights are held by the lock-up party pursuant to an agreement or equity award granted Company’s benefit plans described in this prospectus, as such plans may be amended;

G.

shares of Class A common stock or securities convertible into or exercisable or exchangeable for Class A common stock transferred in “sell to cover” or similar open market transactions during the Restricted Period to satisfy any exercise price or tax withholding obligations (up to the amount required for such satisfaction) as a result of the vesting, exercise or settlement of restricted stock units, restricted stock, options, warrants or other rights to purchase or otherwise acquire Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock, provided that, any such shares of Class A common stock will remain subject to the provisions of the lock-up agreement;

H.

shares of Class A common stock transferred pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction involving a change of control (of the Company (including, without limitation, the entering into any lock-up, voting or similar agreement pursuant to which the lock-up party may agree to transfer, sell, tender or otherwise dispose of securities restricted by the lock-up agreement or other such securities in connection with such transaction, or vote any securities restricted by the lock-up agreement or other such securities in favor of any such transaction) and approved by the Company’s board of directors; provided that in the event that such change of control transaction is not completed, the Class A common stock shall remain subject to the provisions of the lock-up agreement;

I.

securities sold pursuant to a plan that complies with Rule 10b5-1 under the Exchange Act entered into by the lock-up party prior to the date of the lock-up agreement; provided that (1) any filing under Section 16(a) of the Exchange Act made during the Restricted Period shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described above and (2) the lock-up party does not otherwise voluntarily effect any other public filing or report regarding such sales or transfers during the Restricted Period;

J.

transfers of shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock to the Company pursuant to arrangements under which the Company has the option or right to repurchase such securities or a right of refusal with respect to such securities;

K.

sales of LLC Interests to the Company or any of its subsidiaries in connection with the purchase of LLC Interests by the Company or any of its subsidiaries with the net proceeds of this offering, as described herein; or

L.

conversion, exchange or reclassification of (1) any outstanding securities of the Company into shares of Class A common stock, or (2) Class A common stock into other securities, provided that any Class A common stock or other securities received upon such conversion, exchange or reclassification will be subject to the provisions of the lock-up agreement; or

M.	sales of shares of Class A common stock to the underwriters pursuant to the underwriting agreement.

provided that in the case of any transfer or distribution pursuant to clauses (B) and (D) above, that no filing by the lock-up party or any other person under Section 16(a) of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution during the 180 day period after the date of this prospectus.

Any two underwriters out of Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and UBS Securities LLC may release any of the securities subject to these lock-up agreements which, in the case of officers and directors, shall be with notice.

Listing

We have applied to list our Class A common stock on Nasdaq under the symbol “ITG.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the shares during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short Sales

Short sales involve the sales by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ option to purchase additional shares of Class A common stock. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of our Class A common stock available for purchase in the open market as compared to the price at which they may purchase the shares through their option.

Naked short sales are any short sales in excess of such option to purchase additional shares of Class A common stock. The underwriters must close out any naked short position by purchasing shares of our Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing Transactions

The underwriters may make bids for or purchases of shares of our Class A common stock for the purpose of pegging, fixing or maintaining the price of our Class A common stock, so long as stabilizing bids do not exceed a specified maximum.

Penalty Bids

If the underwriters purchase shares of our Class A common stock in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of our Class A common stock to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

The transactions above may occur on Nasdaq or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our Class A common stock. If such transactions are commenced, they may be discontinued without notice at any time.

Discretionary Sales

The underwriters have informed us that they do not expect to confirm sales of the shares of Class A common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments, including bank loans, for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Conflicts of Interest

Because affiliates of Santander US Capital Markets LLC, Truist Securities, Inc. and Capital One Securities, Inc. are lenders under our Revolving Credit Facility and/or Term Loan Facility and will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under the Revolving Credit Facility and/or Term Loan Facility, each of Santander US Capital Markets LLC, Truist Securities, Inc. and Capital One Securities, Inc. is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest. Santander US Capital Markets LLC, Truist Securities, Inc. and Capital One Securities, Inc. will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Directed Share Program

At our request, the DSP Underwriter has reserved up to 5% of the shares of Class A common stock to be issued by us and offered by this prospectus for sale, excluding the additional shares that the underwriters have an option to purchase from us and the selling stockholder to cover over-allotments, at the initial public offering price, to certain friends and family of our Continuing Equity Owners, officers, directors, employees and certain related persons. The DSP Underwriter will receive the same underwriting discount on any shares purchased pursuant to this program as they will on any other shares sold to the public in this offering. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any directed shares not purchased will be offered by the DSP Underwriter to the general public on the same basis as all other shares offered by this prospectus. Shares purchased through the directed share program will not be subject to lock-up restrictions with the underwriters, except in the case of shares purchased by any of our directors or executive officers. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to the shares of Class A common stock sold pursuant to the directed share program.

Disclaimers About Non-U.S. Jurisdictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), none of our shares have been offered or will be offered pursuant to this initial public offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to our shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that our shares may be offered to the public in that Relevant Member State at any time:

(a)	to any qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of our shares shall result in a requirement for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation.

In the case of any of our shares being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that our shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any of our shares to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire our shares in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our shares to be offered so as to enable an investor to decide to purchase or subscribe for any of our shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

None of our shares have been offered or will be offered pursuant to this initial public offering to the public in the United Kingdom except that the Shares may be offered to the public in the United Kingdom at any time:

(a)

where the offer is conditional on the admission of the shares to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR, as defined below);

(b)	to any qualified investor as defined under paragraph 15 of Schedule 1 of the POATR;

(c)	to fewer than 150 persons (other than qualified investors as defined under paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the underwriters for any such offer; or

(d)	in any other circumstances falling within Part 1 of Schedule 1 of the POATR,

In the case of any of our shares being offered to a financial intermediary, each financial intermediary will also be deemed to have represented, warranted and agreed that our shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any of our shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire our shares in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to our shares in the United Kingdom means the communication to any person which presents sufficient information on (a) our shares to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the Shares and the expressions “POATR” means the Public Offers and Admissions to Trading Regulations 2024.

This Prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom; (B) in the European Economic Area, qualified investors within the meaning of the Prospectus Regulation or; (C) in the United Kingdom, qualified investors (as defined under paragraph 15 of Schedule 1 of the POATR) who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth companies, and (iii) other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). In the United Kingdom, our shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire our shares will be engaged in only with, relevant persons. Any person in the United Kingdom who is not a relevant person should not act or rely on this Prospectus or any of its contents. In the European Economic Area, our shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire our shares will be engaged in only with, qualified investors. Any person in the European Economic Area who is not a qualified investor should not act or rely on this Prospectus or any of its contents.

Notice to Prospective Investors in Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Latham & Watkins LLP, Chicago, Illinois, is acting as counsel to the underwriters.

EXPERTS

The audited financial statement of ITG, Inc. as of January 15, 2026 included in this prospectus and elsewhere in the registration statement has been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of ITG Parent, LLC as of and for the year ended December 31, 2024 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon, included in this prospectus and elsewhere in the registration statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The audited financial statements of ITG Parent, LLC as of and for the year ended December 31, 2025 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

CHANGE IN AUDITOR

On September 25, 2025, we dismissed RSM as our continuing independent accountant. We previously engaged RSM to audit the consolidated financial statements of ITG Parent, LLC in accordance with GAAS as of and for the year ended December 31, 2024. The decision to change our independent auditors was approved by ITG Parent’s board of directors. RSM was subsequently engaged to audit the consolidated financial statements of ITG Parent, LLC as of and for the year ended December 31, 2024 in accordance with auditing standards of the PCAOB and GAAS.

The report of RSM on our financial statements for the year ended December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the year ended December 31, 2024 and through the date of dismissal, (i) there were no “disagreements,” as defined in Item 304(a)(1)(iv) of Regulation S-K, with RSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of RSM, would have caused RSM to make reference to the subject matter of the disagreements in connection with its reports on our consolidated financial statements for such period, and (ii) there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K.

We provided RSM with a copy of the disclosures in this registration statement and requested that RSM furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements herein. A copy of such letter, which is dated June 22, 2026, is included as an exhibit to this registration statement.

On October 24, 2025, ITG Parent engaged GT as our independent registered public accounting firm for the fiscal year ending December 31, 2025, effective immediately.

During the year ended December 31, 2024, neither the Company nor anyone acting on its behalf consulted with GT regarding (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that GT concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or other document filed as an exhibit to this registration statement include the material provisions of the contract or other document. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at website of the SEC referred to above. We also maintain a website at www.itgcomm.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ITG, Inc.

Opinion on the financial statement

We have audited the accompanying balance sheet of ITG, Inc. (a Delaware corporation) (the “Company”) as of January 15, 2026, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of January 15, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2026.

Charlotte, North Carolina

February 13, 2026

ITG, Inc.

Balance Sheet

January 15,	2026
Assets
Current Assets
Cash	$—

Total Assets	$—

Commitments and Contingencies
Stockholder’s Equity
Common stock, $0.001 par value, 100 shares authorized, issued and outstanding	$—

Total Stockholder’s Equity	$—

See accompanying notes to financial statements.

ITG, Inc.

Balance Sheet

Nature of Business

ITG, Inc. (the “Company”) was incorporated in Delaware on January 15, 2026. The Company will be a holding company and its principal asset will be a controlling equity interest in ITG Parent. As the owner of the sole managing member of ITG Parent, the Company will operate and control all of the business and affairs of ITG Parent, and through ITG Parent and its subsidiaries, conduct its business.

Summary of Significant Accounting Policies

Basis of Presentation

The balance sheet is presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of income, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented because the Company has not engaged in any activities except in connection with its formation.

Cash

All cash, as of the balance sheet date, was cash on hand, held in deposit, and is carried at fair value, which approximates carrying value.

Income Taxes

The Company is treated as a subchapter C corporation, and therefore, is subject to both federal and state income taxes. ITG Parent continues to be recognized as a limited liability company, a pass-through entity for income tax purposes.

Stockholder’s Equity

On January 15, 2026, the Company was authorized to issue 100 shares of common stock, $0.001 par value. On January 15, 2026, the Company issued 100 shares of common stock for $0.10, all of which were acquired by an affiliate.

Subsequent Events

The Company has evaluated subsequent events through February 13, 2026, the date on which the balance sheet was available for issuance, and is not aware of any subsequent events that would require recognition or disclosure in the financial statement.

ITG, Inc.

Unaudited Balance Sheet

March 31,	2026
Assets
Current Assets
Cash	$—

Total Assets	$—

Commitments and Contingencies
Stockholder’s Equity
Common stock, $0.001 par value, 100 shares authorized, issued and outstanding	$—

Total Stockholder’s Equity	$—

See accompanying notes to unaudited financial statements.

ITG, Inc.

Unaudited Balance Sheet

Nature of Business

ITG, Inc. (the “Company”) was incorporated in Delaware on January 15, 2026. The Company will be a holding company and its principal asset will be a controlling equity interest in ITG Parent. As the owner of the sole managing member of ITG Parent, the Company will operate and control all of the business and affairs of ITG Parent, and through ITG Parent and its subsidiaries, conduct its business.

Summary of Significant Accounting Policies

Basis of Presentation

The balance sheet is presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of income, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented because the Company has not engaged in any activities except in connection with its formation.

Cash

All cash, as of the balance sheet date, was cash on hand, held in deposit, and is carried at fair value, which approximates carrying value.

Income Taxes

The Company is treated as a subchapter C corporation, and therefore, is subject to both federal and state income taxes. ITG Parent continues to be recognized as a limited liability company, a pass-through entity for income tax purposes.

Stockholder’s Equity

On January 15, 2026, the Company was authorized to issue 100 shares of common stock, $0.001 par value. On January 15, 2026, the Company issued 100 shares of common stock for $0.10, all of which were acquired by an affiliate.

Subsequent Events

The Company has evaluated subsequent events through May 21, 2026, the date on which the balance sheet was available for issuance, and is not aware of any subsequent events that would require recognition or disclosure in the financial statement.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ITG Parent, LLC

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of ITG Parent, LLC (a Delaware limited liability company) and subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of operations, members’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2025.

Charlotte, North Carolina

April 24, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of ITG Parent, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ITG Parent, LLC (the “Company”) as of December 31, 2024, the related consolidated statements of operations, members’ equity and cash flows, for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ RSM US LLP

We served as the Company’s auditor from 2022 to 2026.

Coral Gables, FL

February 13, 2026

ITG Parent, LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2024	2025
ASSETS
Current assets
Cash and cash equivalents	$7,367	$3,719
Accounts receivable, net	86,949	141,314
Contract assets	175,175	222,094
Prepaid expenses and other current assets	5,945	17,310

Total current assets	275,436	384,437
Property and equipment, net	78,784	158,492
Operating lease right-of-use assets	17,598	27,926
Finance lease right-of-use assets	—	3,019
Goodwill	150,135	187,748
Intangible assets, net	197,118	211,383
Due from related party	2,832	2,832

Total assets	$721,903	$975,837

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$27,770	$41,221
Accrued expenses	16,057	57,245
Acquisition earnout payable	31,500	—
Current portion of operating lease obligations	7,466	10,969
Current portion of finance lease obligations	—	1,221
Current portion of equipment loans	11,609	22,493
Current portion of term loans	23,625	16,500

Total current liabilities	118,027	149,649
Equipment loans, net	36,919	65,804
Revolving line of credit	—	30,000
Term loans, net	263,362	623,463
Operating lease obligations, net	10,547	17,608
Finance lease obligations, net	—	1,905
Other long-term liabilities	—	7,100
Contingent liabilities	8,354	20,088
Deferred tax liability	17,325	16,475

Total liabilities	454,534	932,092

Commitments and contingencies (Note 15)
Members’ equity	267,369	43,745

Total liabilities and members’ equity	$721,903	$975,837

The accompanying notes are an integral part of these consolidated financial statements.

ITG Parent, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per unit amount)

	Years Ended December 31,
	2024	2025
Revenue	$997,996	$1,154,857

Cost of revenue, excluding depreciation and amortization	805,974	953,119
Selling, general and administrative	52,282	75,870
Depreciation and amortization	50,959	60,553
Change in fair value of contingent liabilities	21,134	3,053

Total	930,349	1,092,595

Interest expense	(30,466)	(47,905)
Other expense, net	(1,467)	(4,049)

Income before provision for income taxes	35,714	10,308
Provision for income taxes	7,434	4,094

Net income	$28,280	$6,214

Earnings per unit – Class A
Basic and diluted	$0.18	$0.04

Weighted average number of units – Class A
Basic and diluted	160,000	160,000

The accompanying notes are an integral part of these consolidated financial statements.

ITG Parent, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(in thousands)

Total Members’ Equity
Balance at December 31, 2023	$237,178
Equity-based compensation	1,911
Net income	28,280

Balance at December 31, 2024	267,369
Equity-based compensation	3,763
Distributions	(226,536)
Repurchase of units	(7,065)
Net income	6,214

Balance at December 31, 2025	$43,745

The accompanying notes are an integral part of these consolidated financial statements.

ITG Parent, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2024	2025
Cash flows from operating activities:
Net income	$28,280	$6,214
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	23,272	31,418
Amortization of intangible assets	27,687	29,135
Amortization of and write off of debt issuance costs	1,140	3,245
Amortization of right of use assets	9,331	9,961
Deferred income taxes	(1,716)	(850)
Loss (gain) on sale of assets	114	(3)
Other income	(359)	—
Change in fair value of contingent liabilities	21,134	3,053
Equity-based compensation expense	1,911	3,763
Changes in assets and liabilities, net of business acquisitions:
Accounts receivable	22,833	(15,780)
Contract assets	(93,864)	(46,919)
Prepaid expenses and other current assets	(2,786)	(9,556)
Accounts payable and accrued expenses	11,778	8,336
Operating lease liabilities	(9,147)	(9,725)

Net cash provided by operating activities	39,608	12,292

Cash flows from investing activities:
Purchase of property and equipment	(30,009)	(57,248)
Proceeds from sale of property and equipment	1,507	1,906
Acquisitions, net of cash acquired	(85,513)	(108,036)

Net cash used in investing activities	(114,015)	(163,378)

Cash flows from financing activities:
Proceeds from term loans	70,000	617,750
Payments made on term loans	(14,875)	(291,719)
Proceeds from line of credit	—	478,200
Payments on line of credit	—	(403,200)
Proceeds from equipment loans	23,428	41,713
Payments made on equipment loans	(9,031)	(22,932)
Payments of debt issuance costs	(680)	(23,109)
Payments of finance lease obligations	—	(664)
Member distributions	—	(226,536)
Repurchase of units	—	(7,065)
Payment of acquisition earnout	—	(15,000)
Payments for amount due to related party	(1,758)	—

Net cash provided by financing activities	67,084	147,438

NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,323)	(3,648)
Cash and cash equivalents – beginning of year	14,690	7,367

Cash and cash equivalents – end of year	$7,367	$3,719

The accompanying notes are an integral part of these consolidated financial statements.

ITG Parent, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Supplemental disclosures of cash flow information:
Cash paid for interest	$30,590	$33,904
Cash paid for taxes, net of refunds	$11,703	$7,202

Supplemental disclosures of noncash investing and financing activity:
Reclassification of contingent consideration to acquisition earnout payable	$31,500	$—
Contingent consideration issued in acquisition	$15,000	$8,681
Accrued capital expenditures	$—	$2,840
Property and equity acquired through equipment loans	$—	$20,988
Refinancing of line of credit balance with long-term debt	$—	$45,000
Amounts due to sellers from acquisitions	$—	$12,269

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – ITG Parent, LLC (“ITG Parent”) was formed on December 16, 2021, and had minimal activities until ITG Parent and ITG Purchaser, LLC acquired the outstanding membership units of ITG Communications, LLC (“ITG”) and its wholly owned subsidiaries, Integrated Tech Group, LLC, TCB Telecom, LLC, Simplicity LLC (“Simplicity”), Broadband Technical Resources Incorporated (“BTR”), K&B Communications, LLC, and BTR Fiber, LLC on December 31, 2021. These entities perform installation, upgrade, maintenance and aerial and underground drops services for cable and fiber operators in the United States. In addition, it provides outside plant construction services including aerial and underground drops, fiber backhaul, aerial construction, directional boring and trenching, and multi-dwelling unit wiring. Collectively, ITG Parent and its subsidiaries, headquartered in Hendersonville, TN are referred to as the “Company” throughout this report.

Basis of Accounting and Presentation – The accompanying consolidated financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of ITG Parent and all of its wholly owned subsidiaries (collectively, the “Company”). All intercompany balances and transactions have been eliminated in consolidation.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ materially from those estimates, but management believes that the estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements. Significant estimates include estimated profit on contracts recognized over time based upon the output method, any variable consideration on revenue, incremental borrowing rates on operating leases, income taxes, fair value of assets acquired and liabilities assumed, contingent consideration issued in a business combination and equity-based compensation.

Revenue Recognition – Revenue is recognized based on a five-step model of identifying the contract, identifying the performance obligation(s), determination of the transaction price, allocating the transaction price and recognizing revenue for performance completed to date. The Company’s primary revenue streams are 1) infrastructure deployment and 2) engineering and maintenance.

Related to the Company’s infrastructure construction services, billing practices are governed by the contract terms and generally are based on the achievement of milestones or predetermined schedules. From time to time these terms may require the customer to make advance payments as work progresses or could result in the Company receiving payment prior to transferring the related service. The period between the receipt of payment and the completion of the work to which it relates is generally one year or less. The Company has elected not to adjust consideration for the effects of financing under the practical expedient that allows an entity to ignore the effects of a significant financing component when the period between the receipt of payment and the transfer of the service to the customer is one year or less.

Certain construction contracts include retention provisions to provide assurance to the Company’s customers that it will perform in accordance with the contract terms. These provisions could result in a period of more than a year passing between the transfer of the good or service and the receipt of payment but are not considered to be for purposes of financing. The balances billed but not paid by customers pursuant to these provisions generally become due at various times during the performance of the contract, as well as at contract

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

completion and acceptance of the project work by the customer. The Company has determined there were no significant financing components in its contracts during the years ended December 31, 2024 and 2025, as the intent of the retention provisions is to protect the customer rather than provide financing.

The Company recognizes its engineering and maintenance services revenue at a point in time when the services are completed based on the agreement as the work is generally performed in less than a day.

The Company recognizes revenue from infrastructure deployment contracts over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer. Infrastructure deployment contracts are generally accounted for as a single unit of account (a single performance obligation) and are not segmented between types of services. Revenues from infrastructure deployment contracts are recognized over time using an output method, measured on the basis of the amount of feet of cable/fiber that has been dropped as per the agreement. This method is used because management considers it to be the best available measure of progress on these contracts because it directly measures the value of the services transferred to the customer.

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring services to the customer. The consideration promised in a contract with a customer may include both fixed amounts and variable amounts (e.g., bonuses/incentives, penalties/liquidated damages) to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company estimates the amount of variable consideration at the most likely amount to which the Company expects to be entitled. The Company’s estimates of variable consideration are based on its assessment of legal enforceability, anticipated performance and any other information (historical, current or forecasted) that is reasonably available.

The accuracy of the Company’s revenue recognition in a given period depends on the accuracy of management’s estimates of the measurement of installed cable/fiber and the completeness and accuracy of the estimated contract price.

The foregoing factors, as well as the state of completion of contracts in process and the mix of contracts at different margins, may cause fluctuations in contract margin from period to period, which may have a significant impact on the consolidated financial statements. At the time an anticipated loss on a contract becomes evident, the entire amount of the estimated loss is accrued. The Company recognizes changes in contract estimates on a cumulative catch-up basis in the period in which the changes are identified.

Subsequent to the inception of a contract, the transaction price may change for various reasons, including the executed or estimated amount of change orders, contract modifications, claims to or from customers and back-charge recoveries. On certain projects, the Company may have submitted and have pending unresolved contract modifications and claims to recover additional costs and the associated profit, if applicable, to which the Company believes it is entitled under the terms of contracts with customers. The customers or their authorized representatives may be in partial or full agreement with the modifications or affirmative claims, or may have rejected or disagree entirely or partially as to such entitlement.

Recognizing changes in the transaction price requires significant judgments of various factors including, but not limited to, dispute resolution developments and outcomes, anticipated negotiation results and the cost of resolving such matters. If the transaction price is changed and no additional distinct goods or services are added, the effect of a change in the transaction price and the Company’s measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. When a contract is modified to deliver additional goods or services that are distinct and the increase in price of the contract is for the same amount as the standalone selling price of the additional goods or services included in the modification, the modification is accounted for as a separate contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Contract receivables are governed by the contract terms and are recorded based on contracted prices when the Company obtains an unconditional right to payment under the terms of its contracts.

Contract assets represent costs and estimated earnings recognized in excess of amounts billed. Retainage is considered a contract asset and is included in contract assets on the consolidated balance sheets, which represents the amount withheld from billings by the Company’s clients pursuant to provisions in the contracts and may not be paid to the Company until the completion of specific tasks or the completion of the project.

All contract costs, including those associated with change orders, unresolved contract modifications, claims to or from customers and back-charge recoveries, are recorded as incurred, and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. Costs include all direct labor, material, subcontracts, equipment, depreciation and indirect costs related to contract performance. General and administrative expenses are charged to operations as incurred.

ITG generally does not incur significant incremental costs related to obtaining or fulfilling a construction contract prior to the start of a project. On rare occasions, when significant pre-contract costs are incurred, they are immediately expensed as a result of one of the practical expedients elected.

Master service agreements and other contractual agreements with customers contain customer-specified service requirements, such as discrete pricing for individual tasks. In most cases, our customers are not contractually committed to procure specific volumes of services under these agreements. Services are generally performed pursuant to these agreements in accordance with individual work orders. An individual work order generally is completed within one year. As a result, our remaining performance obligations under the work orders not yet completed is not meaningful in relation to our overall revenue at any given point in time. We apply the practical expedient in Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, and do not disclose information about remaining performance obligations that have original expected durations of one year or less.

For the year ended December 31, 2024, revenue from contracts with customers recognized over time was approximately 35%, and revenue recognized at a point in time was approximately 65%. For the year ended December 31, 2025, revenue from contracts with customers recognized over time was approximately 41%, and revenue recognized at a point in time was approximately 59%.

Cash and Cash Equivalents – Cash and cash equivalents include highly liquid investments with original maturities of three months or less and consist primarily of money market funds. Such investments are stated at cost, which approximates market value.

Contract Assets and Accounts Receivable – Contract assets and accounts receivable are stated at the amounts management expects to collect. Current earnings are charged and an allowance is credited for price reductions/concessions based on experience and any contractual information on specific customer accounts. No interest is recorded on past due balances.

The Company maintains an allowance for credit losses to provide for the estimated amount of accounts receivable and contract assets that will not be collected. This allowance is based on historical information, the age and delinquency of the accounts, current economic conditions, and other reasonable and supportable information. Accounts receivable and contract assets are written off when it is determined that there is no possibility of recovery. Recoveries of accounts receivable and contract assets previously written off are recorded as an offset to the allowance for credit losses in the year of recovery. As of December 31, 2024 and 2025, no allowance for credit losses was determined to be necessary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

We participate in a customer-sponsored vendor payment program for one of our customers. All eligible accounts receivable from this customer are included in the program and payment is received pursuant to a non-recourse sale to a bank partner of the customer. This program effectively reduces the time to collect these receivables as compared to that customer’s standard payment terms. We incur a discount fee to the bank on the payments received that is reflected as an expense component in other expense, net, in the consolidated statements of operations. The total discount fees were $2.2 million and $4.3 million for the years ended December 31, 2024 and 2025.

Property and Equipment – Property and equipment are stated at cost, or at fair value if acquired in an acquisition, less accumulated depreciation. Additions, improvements, and expenditures for repairs that significantly add to the productivity or extend the economic life of the assets are capitalized.

Other expenditures for repairs are expensed as incurred. Depreciation is provided by the straight-line method using the estimated useful lives, or the shorter of the estimated useful life or the lease term for leasehold improvements, as follows:

Leasehold Improvements	2-5 years
Machinery and Equipment	5-10 years
Furniture and Fixtures	6 years
Computers	3 years

Long-Lived Assets – The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicates that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the amount of undiscounted future net cash flow expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined based on market evidence, discounted cash flows or management’s estimates depending on the nature of the assets. There were no impairments of long-lived assets for the years ended December 31, 2024 and 2025.

Business Combinations – The Company accounts for its business acquisitions under the acquisition method of accounting in Accounting Standards Codification (“ASC”) 805, Business Combinations. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples amongst other items.

Goodwill – The Company evaluates goodwill on an annual basis or more frequently if management believes indicators of impairment exist. The Company performs its annual impairment testing on October 1 of each year. Impairment indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a quantitative goodwill impairment test. The impairment test involves comparing the fair value of the applicable reporting unit, for which it has identified a single goodwill reporting unit. The Company estimates the fair values of its reporting unit using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

If the carrying amount of the reporting unit exceeds the reporting unit’s fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The Company’s evaluation of goodwill resulted in no impairment losses for the years ended December 31, 2024 and 2025. Goodwill totaled $150.1 million and $187.7 million as of December 31, 2024 and 2025, respectively. As of December 31, 2023, the balance was $137.1 million and increased by $13.0 million in 2024 relating to the acquisitions of Infinite Communications Incorporated and Spectra Broadband Inc., see Note 2, and one other acquisition. The increase of $37.6 million from December 31, 2024 to December 31, 2025 was due to the goodwill allocated to the seven acquisitions during 2025 as discussed in Note 2. Goodwill is generally deductible for tax purposes.

Intangible Assets – Other intangible assets with definite lives, which are stated at cost or fair value if acquired in a business combination, are amortized on a straight-line basis over their estimated useful lives, which are ten to thirteen years for customer relationships, nine years for trade names/trademarks, seven years for developed technology and three years for non-compete agreements. The Company reviews its intangible assets for impairment when events or circumstances indicate that the carrying value of a long-lived asset may be impaired by estimating the future undiscounted cash flows to be derived from an asset to assess whether or not potential impairment exists. No impairment charges were recorded for the years ended December 31, 2024 and 2025.

Income Taxes – The Company provides for income taxes for the corporate tax return filed by Broadband Technical Resources Inc. based on the provisions of ASC 740, Income Taxes, which, among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax rates in effect at the date of the consolidated financial statements. The current provision for income taxes represents actual or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. A valuation allowance is provided to reduce deferred income tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be recognized. In assessing whether deferred tax assets associated with temporary differences between the carrying value of assets and liabilities for financial reporting and income tax purposes are realizable, the Company considers if it is more likely than not that they will be utilized to offset future taxable income during the periods in which those temporary differences become deductible for income tax purposes.

ITG Parent, LLC; ITG Communications, LLC; Integrated Tech Group, LLC; TCB Telecom, LLC; Simplicity LLC; K&B Communications, LLC; and BTR Fiber, LLC are pass-through entities for tax paying purposes at both the federal and state level, except for certain states that have margin or franchise taxes that are considered income taxes for financial statement reporting purposes. Accordingly, no provisions are made for income tax liability for those entities on a federal level and also at the state level for those that recognize the pass-through status. Broadband Technical Resources, Inc. is a C-Corp and files federal and state income tax returns.

The Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. As of December 31, 2024 and 2025, the Company did not have any unrecognized tax benefits. The Company also recognizes interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense on the consolidated statements of operations and as a long-term liability on the consolidated balance sheet, which were not material for the years ended December 31, 2024 and 2025. The Company files income tax returns in the U.S. federal jurisdiction and in multiple U.S. states. The Company and its subsidiaries are routinely examined by various U.S. taxing authorities. Generally, the Company is subject to examination by U.S. federal (or state or local) income tax authorities for three years from the filing of a tax return. There are currently no income tax audits in any material jurisdictions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

One Big Beautiful Bill – On July 4, 2025, the One Big Beautiful Bill Act (the “Act”) was enacted into law. The Act includes changes to U.S. tax law that are applicable to the Company beginning in 2025. These changes include provisions allowing accelerated tax deductions for qualified property and research expenditures, accelerated bonus depreciation for property and equipment, changes in calculating interest expense limitations, and other provisions.

Debt Issuance Costs – Debt issuance costs are amortized on the effective interest method over the term of the related debt agreement.

Concentrations of Credit Risk – The Company maintains cash balances at its bank. Accounts for each entity are insured by FDIC subject to certain limitations. At various times during the fiscal year, the Company’s cash in bank balances may exceed the federally insured limits. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and trade accounts receivable.

Fair Value – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company follows a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs may be used to measure fair value, as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity that are significant to the fair value of the assets or liabilities.

The fair values of the Company’s cash and cash equivalents, accounts receivable, contract assets and accounts payable approximate their carrying values due to their short maturities. The carrying value of the Company’s equipment and term loans and line of credit, which are Level 2 in the fair value hierarchy, approximates their fair values, as they are based on current market rates at which the Company could borrow funds with similar terms. The fair value of the original contingent liability is determined based upon a Monte Carlo simulation using various inputs and assumptions regarding the Company, including the distributions for each class of equity based upon hypothetical valuations of the Company, an anticipated exit date and a discount rate. The fair values for the consideration of the subsequent acquisitions is determined based upon a Monte Carlo simulation using assumptions of the various inputs of the potential earnout payments, as discussed in Note 2. Amounts are reclassified out of contingent consideration when the value becomes known and payable. These liabilities are considered Level 3 fair values with the table below noting the information for the liability in thousands.

Balance at December 31, 2023	$3,719
Additional acquisition	15,001
Change in fair value	21,134
Reclassification of contingent consideration to acquisition earnout payable	(31,500)

Balance at December 31, 2024	8,354
Additional acquisitions	8,681
Change in fair value	3,053

Balance at December 31, 2025	$20,088

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company follows the provisions of ASC Topic 820-10, Fair Value Measurement, for nonfinancial assets and liabilities measured at fair value on a non-recurring basis. As it relates to the Company this applies to certain nonfinancial assets and liabilities acquired in business combinations, as well as contingent consideration amounts, and thereby measured at fair value. The Company has estimated such fair value primarily by third-party valuations and believes the long-term assets and liabilities recognized in accordance with those acquisitions would be considered Level 3 in the fair value hierarchy.

Leases – The Company follows the provisions of ASC 842, Leases where its operating lease arrangements are comprised primarily of real estate agreements. The Company determines if an arrangement contains a lease at inception based on whether it conveys the right to control the use of an identified asset in exchange for consideration. Lease right-of-use assets (“ROU assets”) and associated lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term, including payment escalations explicit in the lease or based on an index or rate. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease. Certain lease agreements may include one or more options to extend or terminate a lease. Lease terms are inclusive of these options if it is reasonably certain that the Company will exercise such options.

ROU assets also include any initial direct costs and prepayments less lease incentives. As most of the Company’s leases do not provide an implicit rate, the Company’s incremental borrowing rate is used and is based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense is recognized on a straight-line basis over the lease term.

ROU assets and the corresponding operating lease liabilities are separately presented in the Company’s consolidated balance sheet. The Company elected to apply the short-term measurement and recognition exemption in which the ROU assets and lease liabilities are not recognized for short-term leases. The Company also elected to apply the practical expedient to consider non-lease components as a part of the lease. The Company’s leases contain certain common area maintenance expenses which are variable and expensed as incurred on a month-to-month basis.

Earnings per Unit (“EPU”) – Earnings per LLC member unit is calculated and reported under the “two-class” method. The “two-class” method is an earnings allocation method under which earnings per LLC member unit is calculated for each class of common LLC member units considering both distributions declared or accumulated and participation rights in undistributed earnings as if all such earnings had been distributed during the period.

The Company calculates basic earnings per common LLC member unit by dividing net income by the average number of each class of common LLC member unit outstanding during the period. Diluted earnings per share is calculated in a similar manner after consideration of the potential dilutive effect of common LLC member unit equivalents on the average number of common LLC member units outstanding during the period. Dilution is not considered when a net loss is reported. Common LLC member unit equivalents that have an antidilutive effect are excluded from the computation of diluted earnings per common LLC member unit. During the years ended December 31, 2024 and 2025, the Company had no outstanding dilutive common LLC member units.

Equity-Based Compensation – The Company recognizes equity-based compensation expense based on the equity award’s grant date fair value. The determination of the fair value of equity awards issued to employees of the Company is based upon the underlying unit price and a number of assumptions, including volatility, performance period, risk-free interest rate and expected dividends. The Company accounts for forfeitures as they occur. The grant date fair value of each unit is amortized on a straight-line basis over the requisite service period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Segment Reporting – ASC 280, Segment Reporting establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one operating and reportable segment and derives revenues from selling its services.

Recent Accounting Pronouncements

Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03 on its consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, to address stakeholder concerns about unintended consequences in transactions involving variable interest entities. Prior to adoption, if the legal acquiree was a VIE, the primary beneficiary of the VIE was always the accounting acquirer resulting in the application of acquisition accounting. Upon adoption, in certain situations, the primary beneficiary may not be the accounting acquirer and acquisition accounting may not be required. The update will be effective for annual periods beginning after December 15, 2026 but early adoption is permitted.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands disclosures in an entity’s income tax rate reconciliation table and disclosures regarding cash taxes paid both in the U.S. and foreign jurisdictions. The update was effective for annual periods beginning after December 15, 2024. The Company has expanded its disclosures in accordance with this standard (see Note 16 Income Taxes).

NOTE 2 – BUSINESS COMBINATIONS

2024 Acquisitions

Infinite Communications

On February 3, 2024, the Company acquired certain assets of Infinite Communications Incorporated (“Infinite”) for total consideration of $62.4 million. The acquisition is being accounted for as a business combination using the acquisition method of accounting. The purchase price was funded by a term loan of $50.0 million, as discussed in Note 7. The purchase price paid in the acquisition has been allocated to record the acquired assets based on their estimated fair values. The Company’s primary reasons for completing the acquisition of Infinite were to further strengthen its Southeastern United States market and to further expand its service offerings. Management estimates that consideration paid exceeded the fair value of the assets acquired. Therefore, goodwill of $8.8 million was recorded. The goodwill recognized was primarily attributed to the assembled workforce and future expected cashflows of the acquired business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair value allocated to property and equipment was determined by management primarily based on a market approach while the estimated fair value allocated to identifiable intangible assets was determined by management primarily based on an income approach with the assistance of an independent third-party valuation provider. The estimated useful lives of the customer relationships and non-compete agreements are thirteen and three years, respectively. The estimated weighted-average useful life was 12.5 years for finite lived intangible assets.

The following are the estimated fair value of the assets acquired and liabilities assumed (in thousands):

Accounts receivable	$19,203

Total current assets	19,203
Property and equipment	10,914
Customer relationships	23,300
Non-compete agreements	1,150
Goodwill	8,795

Total assets acquired	63,362
Subcontractor retainage	1,000

Net assets acquired	$62,362

The agreement includes additional payments to the sellers if certain financial metrics are met within a 12-month period following the closing of the acquisition. The fair value of this contingent consideration was originally estimated to be $15.0 million and was included in purchase consideration. As of December 31, 2024, the Company recorded an accrued liability of $30.0 million related to its estimate of these potential payments, which was paid in February 2025. The additional amount of the expected payments of $15.0 million was recorded as a change in the fair value of contingent liabilities on the consolidated statements of operations for the year ended December 31, 2024.

The Company expensed acquisition related costs of $0.2 million, which is included in selling, general and administrative expense for the year ended December 31, 2024.

For the year ended December 31, 2024, Infinite revenues were $145.1 million which are included in revenue on the consolidated statements of operations from the acquisition date through December 31, 2024 and $26.7 million included in income before income tax expense on the consolidated statements of operations for the same period.

Spectra Broadband

On March 30, 2024, the Company acquired certain assets of Spectra Broadband Inc. (“Spectra”) for consideration of $37.5 million in cash. The acquisition is being accounted for as a business combination using the acquisition method of accounting. The purchase price was funded by a term loan of $20.0 million and the remaining through a revolving line of credit as discussed in Note 7. The purchase price paid in the acquisition has been allocated to record the acquired assets based on their estimated fair values. The Company’s primary reasons for completing the acquisition of Spectra were to expand its presence in the Western United States. Management estimates that consideration paid exceeded the fair value of the assets acquired.

Therefore, goodwill of $3.5 million was recorded. The goodwill recognized was primarily attributed to buyer specific synergies, the assembled workforce, and expected future cashflows from the acquired business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair value allocated to property and equipment was determined by management primarily based on a market approach while the estimated fair value allocated to identifiable intangible assets was determined by management primarily based on an income approach with the assistance of an independent third-party valuation provider. The estimated useful lives of the customer relationships and non-compete agreements are eleven and three years, respectively. The estimated weighted-average useful life was 10.6 years for finite lived intangible assets.

The following is the condensed consolidated balance sheet as of the acquisition date and includes the estimated fair value of the assets acquired (in thousands).

Accounts receivable	$10,609

Total current assets	10,609
Property and equipment	2,048
Customer relationships	20,350
Non-compete agreements	930
Goodwill	3,539

Net assets acquired	$37,476

The Company expensed acquisition related costs of $0.1 million, which is included in selling, general and administrative expense for the year ended December 31, 2024.

For the year ended December 31, 2024, Spectra revenues were $76.1 million which are included in revenues from the acquisition date and $13.6 million included in income before income tax expense on the consolidated statements of operations for the same period.

In addition, during 2024 the Company completed a third acquisition for total consideration of $0.8 million, which was allocated primarily to goodwill. This acquisition was funded with cash on hand.

2025 Acquisitions

Tilson Technology Acquisition

On August 25, 2025, the Company entered into an agreement with Tilson Technology Management, Inc. and Tilson Middle Street Holding, LLC (collectively “Tilson”), headquartered in Maine. The Company acquired certain assets and assumed certain liabilities of Tilson for an initial purchase price of $22.1 million in cash subject to customary purchase price adjustments. The acquisition is being accounted for as a business combination using the acquisition method of accounting. Concurrent with the closing of the acquisition, on September 17, 2025, the Company entered into an agreement with ClearPlan, LLC (ClearPlan) in which the Company assigned certain of the assets and liabilities of Tilson to ClearPlan for a cash price of $5.0 million and recognized no gain or loss on this transfer.

The purchase price was funded by a term loan of $75.0 million as discussed in Note 7. The purchase price paid in the acquisition has been allocated to record the acquired assets based on their estimated fair values. The Company’s primary reason for completing the acquisition of Tilson was to expand its customer base. Management estimates that consideration paid exceeded the fair value of the assets acquired. Therefore, goodwill of $10.4 million was recorded. The goodwill recognized was primarily attributed to the assembled workforce from the acquired business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair value allocated to property and equipment was determined by management primarily based on a market approach while the estimated fair value allocated to the identifiable intangible asset was determined by management primarily based on an income approach with the assistance of an independent third-party valuation provider. The estimated useful life of the customer relationships is twelve years.

The following are the estimated fair values of the assets acquired and liabilities assumed (in thousands):

Accounts receivable	$8,904

Total current assets	8,904
Property and equipment	12,021
Customer relationships	7,600
Goodwill	10,388

Total assets acquired	38,913

Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . .	3,541
Accrued liabilities . . . . . . . . . . . . . . . . . . . . . . . . . .	18,253

Total liabilities assumed	21,794

Net assets acquired	$17,119

For the year ended December 31, 2025, Tilson revenue was $35.3 million which is included in revenues from the acquisition date and $9.0 million included in income before income tax expense on the consolidated statements of operations.

Vision Utility Acquisition

On August 30, 2025, the Company entered into an agreement with Vision Utility Services, Inc. (Vision), headquartered in Springdale, Arkansas. The Company acquired certain of the assets of Vision for an initial purchase price of $21.5 million in cash subject to customary purchase price adjustments plus the potential for additional earnout payment up to $5.0 million. The amount of the earnout payment will be determined based upon the percentage growth of both Gross Revenue and EBITDA for the 12-month period following the close as compared to the comparable prior 12-month period. In order to be eligible for the earnout payment, the gross revenue and EBITDA amount must at least equal the comparable period amounts. The Company estimated the earnout payments had no fair value. The acquisition is being accounted for as a business combination using the acquisition method of accounting.

The purchase price was funded by a term loan of $75.0 million as discussed in Note 7. The purchase price paid in the acquisition has been allocated to record the acquired assets based on their estimated fair values. The Company’s primary reason for completing the acquisition of Vision was to expand its presence in the Central United States. Management estimates that consideration paid exceeded the fair value of the assets acquired. Therefore, goodwill of $1.6 million was recorded. The goodwill recognized was primarily attributed to buyer specific synergies, the assembled workforce, and expected future cashflows from the acquired business.

The estimated fair value allocated to property and equipment was determined by management primarily based on a market approach while the estimated fair value allocated to identifiable intangible assets was determined by management primarily based on an income approach with the assistance of an independent third-party valuation provider. The estimated useful lives of the customer relationships and non-compete agreements are thirteen and five years, respectively. The estimated weighted-average useful life was 12.1 years for finite lived intangible assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following are the estimated fair values of the assets acquired (in thousands):

Accounts receivable	$6,521

Total current assets	6,521
Property and equipment	8,042
Customer relationships	4,800
Non-compete agreements .	570
Goodwill .	1,588

Total assets acquired	21,521

Net assets acquired	$21,521

For the year ended December 31, 2025, Vision revenue $8.5 million which is included in revenues from the acquisition date and $0.3 million included in income before income tax expense on the consolidated statements of operations.

Quasar Acquisition

On October 8, 2025, the Company entered into an agreement with the stockholders of Quasar, Inc. (Quasar), headquartered in Woodstock, Georgia, with operations in the United States, Poland and the United Kingdom. The Company acquired certain of the assets of Quasar for a purchase price of $43.6 million in cash subject to customary purchase price adjustments. The acquisition is being accounted for as a business combination using the acquisition method of accounting.

The purchase price was funded with cash on hand. The purchase price paid in the acquisition has been allocated to record the acquired assets based on their estimated fair values. The Company’s primary reasons for completing the acquisition of Quasar were to expand its presence throughout the United States and enter into international markets. Management estimates that consideration paid exceeded the fair value of the assets acquired. Therefore, goodwill of $11.6 million was recorded. The goodwill recognized was primarily attributed to buyer specific synergies, the assembled workforce, and expected future cashflows from the acquired business.

The estimated fair value allocated to property and equipment was determined by management primarily based on a market approach while the estimated fair value allocated to identifiable intangible assets was determined by management primarily based on an income approach with the assistance of an independent third-party valuation provider. The estimated useful lives of the customer relationships and non-compete agreements are ten and five years, respectively. The estimated weighted-average useful life was 9.4 years for finite lived intangible assets.

The following are the estimated fair values of the assets acquired (in thousands):

Accounts receivable	$13,591

Total current assets	13,591
Property and equipment	231
Customer relationships	15,900
Non-compete agreements	2,240
Goodwill	11,629

Total assets acquired	43,591

Net assets acquired	$43,591

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2025, Quasar revenue was $3.5 million which are included in revenues from the acquisition date and $1.8 million included in income before income tax expense on the consolidated statements of operations.

Advantage Utilities

On November 2, 2025, the Company entered into an agreement with Advantage Utilities LLC (Advantage), headquartered in Newton, New Hampshire. The Company acquired certain of the assets of Advantage for a purchase price of $23.1 million in cash subject to customary purchase price adjustments plus the potential for additional earnout payments. The earnout payments will be calculated at 50% of the Adjusted EBITDA, as defined in the agreement, less depreciation expense for each of the three 12-month periods following the close of the acquisition. In order to be eligible for these payments, the target Adjusted EBITDA amount must be reached. The Company recorded the earnout payments at an estimated fair value of $5.4 million. The acquisition is being accounted for as a business combination using the acquisition method of accounting.

The purchase price was funded by cash on hand. The purchase price paid in the acquisition has been allocated to record the acquired assets based on their estimated fair values. The Company’s primary reasons for completing the acquisition of Advantage were to expand its presence in the Northeastern United States and to expand its customer base. Management estimates that consideration paid exceeded the fair value of the assets acquired. Therefore, goodwill of $5.6 million was recorded. The goodwill recognized was primarily attributed to buyer specific synergies, the assembled workforce, and expected future cashflows from the acquired business.

The estimated fair value allocated to property and equipment was determined by management primarily based on a market approach while the estimated fair value allocated to identifiable intangible assets was determined by management primarily based on an income approach with the assistance of an independent third-party valuation provider. The estimated useful lives of the customer relationships and non-compete agreements are nine and five years, respectively. The estimated weighted-average useful life was 8.8 years for finite lived intangible assets.

The following are the estimated fair values of the assets acquired (in thousands):

Accounts receivable	$6,302

Total current assets	6,302
Property and equipment	4,272
Customer relationships	11,600
Non-compete agreements	690
Goodwill	5,643

Total assets acquired	28,507

Net assets acquired	$28,507

For the year ended December 31, 2025, Advantage revenue was $4.0 million which is included in revenues from the acquisition date and $0.4 million included in income before income tax expense on the consolidated statements of operations.

Additional Acquisitions

During the year ended December 31, 2025, the Company completed an additional three acquisitions in which the Company acquired certain assets of the entities. Each of the acquisitions is being accounted for as a business combination using the acquisition method of accounting. The Company’s primary reason for completing

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

these acquisitions was to expand its customer base. The total cash consideration for these acquisitions amounted to $14.3 million subject to customary purchase price adjustments. One of the acquisitions includes a potential earnout payment of $0.5 million if certain revenue and gross margin criteria are achieved in the succeeding 12-month period plus an additional 10% of any revenue increase year over year for each year of a three-year period. Another of the acquisitions includes up to $5 million in potential earnout payments, consisting of $2.5 million in each of the succeeding two years, if certain revenue and gross margin criteria are achieved during the two 12-month periods. The fair value assigned to the potential earnout payments was a total of $3.3 million resulting in total goodwill allocated to these acquisitions of $8.4 million.

For the year ended December 31, 2025, revenue from these three acquisitions were $13.5 million which is included in revenues from the acquisition date and a loss of $(0.3) million included in income before income tax expense on the consolidated statements of operations.

Pro Forma Financial Information (unaudited)

The unaudited pro forma financial information for the year ended December 31, 2024, below gives effect to the Infinite and Spectra acquisitions as if they had been completed on January 1, 2024. The unaudited pro forma financial information for the year ended December 31, 2025, below gives effect to the seven acquisitions completed during 2025 as if they had been completed on January 1, 2025. The pro forma results of operations are presented for informational purposes only. As such, they are not necessarily indicative of the Company’s results had the acquisitions been completed on January 1, 2024 or 2025, nor do they intend to represent the Company’s future results.

The unaudited pro forma information does not reflect any cost savings from operating efficiencies or synergies that could result from the acquisitions and does not reflect additional revenue opportunities following the acquisitions. The supplemental pro forma disclosures in the table below include adjustments for (i) depreciation and amortization expense that would have been recognized related to the acquired property and equipment and intangibles, and (ii) incremental interest expense associated with borrowings under our Credit Agreement for the any additional amounts borrowed for the acquisitions and the recapitalization on July 9, 2025, along with reduction of interest expense on historical borrowings of the acquisitions that were not assumed. (in thousands):

	Year Ended	Year Ended
	December 31, 2024	December 31, 2025
Revenue	$1,027,421	$1,346,282
Net income (loss)	$30,399	$22,276

NOTE 3 – CONTRACT ASSETS

The Company’s contracts with customers generate certain contract balances in the normal execution of providing services. Contract assets include revenues recognized from unbilled revenues, and retainage amounts receivable pursuant to provisions in the contracts and may not be paid until the completion of the specific project and, in some instances, for even longer periods.

	2024	2025
Retainage receivables	$9,079	$10,042
Unbilled revenues	166,096	212,052

Total contract assets	$175,175	$222,094

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The balances of accounts receivable, retainage receivables, and unbilled revenues were approximately $80.0 million, $5.6 million and $75.5 million, respectively, as of January 1, 2024. The balances of accounts receivable, retainage receivables, and unbilled revenues were approximately $87.0 million, $9.1 million and $166.1 million, respectively, as of January 1, 2025.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31 (in thousands):

	2024	2025
Leasehold improvements	$858	$1,325
Machinery and equipment	122,867	225,884
Furniture and fixtures	615	1,002
Computers	1,756	3,077

Total	126,096	231,288
Less accumulated depreciation	(47,312)	(72,796)

Property and equipment, net	$78,784	$158,492

Depreciation expense amounted to $23.3 million and $31.4 million for the years ended December 31, 2024 and 2025, respectively.

NOTE 5 – INTANGIBLE ASSETS

The Company had the following amounts related to intangible assets, all of which are amortizable as of December 31 (in thousands):

	2024
	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	$239,930	$(63,366)	$176,564
Trade name/trademarks	25,000	(8,333)	16,667
Developed technology .	4,000	(1,714)	2,286
Non-compete agreements .	2,370	(769)	1,601

Intangible assets, net	$271,300	$(74,182)	$197,118

	2025
	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	$279,830	$(88,263)	$191,567
Trade name/trademarks .	25,000	(11,111)	13,889
Developed technology . .	4,000	(2,286)	1,714
Non-compete agreements .	5,870	(1,657)	4,213

Intangible assets, net .	$314,700	$(103,317)	$211,383

For the years ended December 31, 2024 and 2025, amortization expense related to these intangible assets was $27.7 million and $29.1 million, respectively. Amortization expense related to these intangible assets is expected to be approximately $31.6 million, $30.9 million, $30.8 million, $30.2 million and $28.0 million for the years ended December 31, 2026, 2027, 2028, 2029 and 2030, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – ACCRUED EXPENSES

Accrued expenses consists of the following as of December 31, (in thousands):

	2024	2025
Payroll and other compensation costs	$5,618	$8,400
Insurance	2,226	3,810
Interest	3,454	9,775
Sales tax payable	965	1,468
Amounts due to sellers from acquisitions	—	12,269
Accrued liabilities assumed in acquisition	—	7,911
Other	3,794	13,612

Total	$16,057	$57,245

NOTE 7 – DEBT

	2024	2025
Term loan	$180,000	$660,000
Term loan A-1	22,968	—
Term loan A-2	18,625	—
Term loan A-3	48,125	—
Term loan A-4	19,250	—
Revolving line of credit	—	30,000

Total principal amount	288,968	690,000
Less: current portion of long term debt	(23,625)	(16,500)
Less: debt issuance costs, net	(1,981)	(20,037)

Total long-term debt and revolving line of credit, net	$263,362	$653,463

Credit Agreement

On July 9, 2025, the Company entered into a new $540.0 million senior secured credit agreement. The debt is collateralized by substantially all of the assets of the Company. The agreement provided a senior secured term loan of $540.0 million with a maturity date of July 9, 2031, and a senior secured revolving line of credit of $100.0 million with a maturity date of July 9, 2030.

The term loan agreement requires quarterly principal payments based on the aggregate principal balance of 0.625% or $3.4 million beginning on March 31, 2026, until December 31, 2027. Beginning on March 31, 2028, the quarterly principal payments increase to 1.25% of the aggregate principal balance or $6.8 million through the Maturity Date at which time any remaining balance is due in full.

The Credit Agreement includes a non-utilization fee which requires quarterly payments on any un-used portion of revolving loan initially equal to 0.375% subject to adjustment based upon the Company’s consolidated first lien secured leveraged ratio (as defined in the agreement), on a quarterly basis.

The Credit Agreement provides for an interest rate equal to either the Base Rate or the SOFR plus the applicable rate, as defined in the agreement. The Base Rate charged is initially the Prime Rate or the Federal Funds Rate plus 0.5% plus the applicable rate of 3.75% and the SOFR is at the one-month SOFR plus 1% plus the applicable rate of 4.75% for the term loans and for the revolving line of credit the applicable rate is initially

3.50% for the Base Rate loans and the applicable rate is 4.50% for the SOFR loans. As of December 31, 2025, the interest rate is 8.95%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Credit Agreement provides for a mandatory prepayment equal to fifty percent of excess cash flow (“ECF”) as defined within the agreement. This prepayment is due within 10 days of the date on which the annual audited financial statements are delivered until borrowings on the Credit Agreement are paid in full. The ECF begins with the year ending December 31, 2026. In addition, there are other events defined in the agreement, such as asset sales and casualty events, that would trigger mandatory prepayments. As of December 31, 2025, the Company is not subject to payments required under the ECF.

On August 29, 2025, the Company entered into an amendment to the Credit Agreement for an additional $75.0 million term loan with the same general payment terms, maturity date and interest rates. Furthermore, on December 30, 2025, there was an additional amendment for a $45.0 million term loan under the same Credit Agreement with no significant changes to any of the terms of the agreement. On the same date, the revolving line of credit was increased to $185.0 million.

The Credit Facility subjects the Company to a number of restrictive covenants, including financial covenants. These financial covenants include a consolidated first lien secured leverage ratio, as defined in the Credit Agreement. As of December 31, 2025, the Company was in compliance with all required covenants.

Previous Credit Agreement

On December 30, 2021, the Company entered into a $200.0 million Term Loan Credit and Guarantee Agreement. The Term Loan is secured by assets of the Company and is guaranteed by ITG Parent and subsidiaries. The loan was payable in quarterly installments of $2.5 million from March 31, 2024 through December 31, 2024 and $3.75 million from March 31, 2025 and each quarter thereafter until the loan matures on December 31, 2026, at which time any remaining outstanding amount would be due. The Company also entered into a Revolving Loan, a Letter of Credit facility and a Swing Line facility as part of the agreement.

In 2022 and 2023, the Company entered amendments to the credit agreement which established a separate Term Loan A-1 and A-2 in which the Company borrowed $25.0 million and $20 million, respectively. These term loans had the same final maturity date as the original term loan and had total quarterly payments of $0.6 million each quarter in 2024 and a quarterly payment of $0.9 million beginning with the quarter ended March 31, 2025 through September 30, 2026 with the remainder due at the maturity date.

On February 3, 2024, the Company entered into the Third Amendment to the Credit Agreement and Incremental Facility Agreement that, among other things, establish a new Term Loan A-3 for an amount of $50.0 million to fund the Infinite Acquisition (see Note 2). This term loan has the same final maturity date as the original term loan and has quarterly payments $0.6 million starting June 30, 2024 through December 31, 2024 and $0.9 million due starting March 31, 2025 through September 30, 2026 with the remainder due at the maturity date.

On March 30, 2024, the Company entered into the Fourth Amendment to the Credit Agreement and Incremental Facility Agreement that, among other things, establish a new Term Loan A-4 for an amount of $20.0 million to fund the Spectra Acquisition (see Note 2). This term loan has the same final maturity date as the original term loan and has quarterly payments of $0.3 million due starting June 30, 2024 through December 31, 2024 and $0.4 million each quarter beginning with the quarter ended March 31, 2025 through September 30, 2026 with the remainder due at the maturity date. In addition, the Fourth Amendment increased the Revolving Credit Facility to a total commitment of $70.0 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Term Loan, Term Loan A-1 and Term Loan A-3 accrue interest equal to the base rate, as defined in the Credit Agreement, (Base Rate Loan) plus an applicable margin, (8.1% as of December 31, 2024). The Term Loan A-2 and Term Loan A-4 accrue interest equal to the SOFR, as defined in the Credit Agreement, (SOFR Loan) plus an applicable margin, (7.84% as of December 31, 2024) and the Revolving Loan and Swing Line facility accrue interest at either the base rate or SOFR plus applicable margin (8.1% and 7.84%, respectively, as of December 31, 2024).

The outstanding amount on these term loans and revolving credit facility was paid on July 9, 2025, in connection with the Company entering into a new senior secured credit agreement.

Equipment Loans

The Company has also executed a number of equipment loan agreements. The equipment loan agreements are based upon the type of equipment and are financed at stated rates per contract over various periods and with varying monthly payments. The interest rates are at various fixed market values ranging from 6.09% to 8.79%. The balance of these loans as of December 31, 2024 and 2025 was $48.5 million and $88.3 million, respectively.

The expected maturities of long-term debt and equipment loans as of December 31, 2025 are as follows (in thousands):

Year ending December 31,
2026	$38,993
2027	39,451
2028	53,018
2029	47,635
2030	71,196
Thereafter:	528,004

$778,297

NOTE 8 – LEASES

The Company determines if an arrangement is a lease at its inception. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease ROU assets also include any initial direct costs and prepayments less lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. As the Company’s leases generally do not provide an implicit rate, the Company estimates the incremental borrowing rate that matches the term of the lease, in determining the present value of lease payments. Lease expense for these leases is recognized on a straight-line basis over the lease term.

Operating lease arrangements are comprised primarily of real estate and equipment agreements for which the right-of-use assets are included in other assets and the corresponding lease liabilities, depending on their maturity, are included in accrued liabilities or other long-term liabilities in the consolidated balance sheet. The Company also elected to apply the practical expedient to consider non-lease components as a part of the lease. The Company’s leases contain certain non-lease components for common area maintenance which are variable on a month-to-month basis and as such recorded as a variable lease expense as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The details of the Company’s operating leases are as follows for the year ended December 31, (in thousands):

	2024	2025
Operating lease expense	$9,990	$12,208
Variable lease expense	1,576	5,443
Short-term lease expense	171	752

Total lease expense	$11,737	$18,403

The following table presents the maturities of operating lease liabilities as of December 31, 2025 (in thousands):

Year ending December 31,
2026	$11,823
2027	7,219
2028	4,713
2029	2,623
2030	1,704
Thereafter	2,831

Total lease payments	30,913
Less: Imputed lease interest	(2,336)

Total lease liabilities	$28,577

The Company’s weighted-average remaining lease-term and weighted-average discount rate as of December 31, are as follows:

	2024	2025
Weighted average remaining lease-term	3.3 years	3.9 years
Weighted average discount rate	3.6%	3.9%

Supplemental cash flow and other information related to operating leases for the years ended December 31, 2024 and 2025, are as follows (in thousands):

	2024	2025
Operating cash flows from operating leases	$9,390	$12,086

Noncash investing activities:
Lease liabilities arising from obtaining right-of-use assets during the year	$12,147	$20,289

NOTE 9 – EARNINGS PER UNIT

The Amended LLC Agreement prescribes the amount and priority of cash distributions that various classes of common LLC member units will receive. Distributions are declared periodically at the determination of the board of directors, which determination may include the imposition on all holders of common LLC member unit of certain terms and conditions on the receipt of any distributions (including, but not limited to, the repayment or return of all or any portion of such distributions to the Company in order to satisfy the Company’s

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

indemnification and other obligations in connection with the divestiture of any assets of the Company or its subsidiaries). All distributions are further subject to the retention and establishment of reserves, or payment to third parties, of such funds as the Board deems necessary with respect to the reasonable business needs and obligations of the Company. During the years ended December 31, 2024 and 2025, the Company allocated 100% of the profits and $175.2 million of distributions to Class A Unit holders based on the provisions of the Amended LLC Agreement.

Net income per common unit was computed as follows (in thousands, except per unit amount):

December 31, 2024	Class A Units
Allocation of net income:
Undistributed earnings	$28,280

Net income per common unit - basic and diluted:
Weighted average units outstanding	160,000

Net income per common unit - basic and diluted	$0.18

December 31, 2025	Class A Units
Allocation of net income:
Undistributed earnings	$6,214

Net income per common unit - basic and diluted:
Weighted average units outstanding	160,000

Net income per common unit - basic and diluted	$0.04

NOTE 10 – MEMBERS’ EQUITY

Members’ equity is comprised of several classes of units. Class A units are voting units and have first priority upon distribution with a return of capital plus an unpaid yield in accordance with the Amended and Restated Limited Liability Agreement (“Parent LLC Agreement”). As of December 31, 2024 and 2025, there are 160 million Class A units outstanding. Class B units are also voting units and have second priority distribution with a return of capital and an unpaid yield in accordance with the Parent LLC Agreement.

As of December 31, 2024 and 2025, there are 77.5 million vested Class B units and 10 million unvested Class B units that will vest after the owners of Class A units have received distributions that equal a certain multiple as defined in the Parent LLC Agreement. Class C, D and X units are all non-voting units. There were 10 million Class C units issued in conjunction with the acquisition of ITG to certain members of management. These units would receive distributions up to $45 million in a waterfall calculation in accordance with the Parent LLC Agreement but are lower in priority than the Class A, B, D and X units. Class D units are management incentive units as discussed in Note 11. As of December 31, 2024 and 2025, there were a total of 20.7 million Class D units allocated to be issued. In conjunction with the acquisition of ITG, there were a total of 4 million Class X units issued to the former owners of ITG. These units would receive distributions of up to $4 million and an unpaid yield amount after Classes A and B receive a certain amount of distributions in accordance with the Parent LLC Agreement.

The profits and losses of the Company in any year are allocated among each class of units based upon the net amount that the holders of those units would receive upon a hypothetical liquidation and distribution as defined in the Parent LLC Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On July 9, 2025, the Company issued a special distribution of $226.1 million to members using proceeds from the Credit Agreement. Of this amount, $175.2 million was distributed to the owners of Class A units and the remainder was distributed to the Class B unitholders.

NOTE 11 – EQUITY-BASED COMPENSATION

The Company accounts for equity grants to employees (Class D units) as equity-based compensation under ASC 718, Compensation—Stock Compensation. The Class D units of ITG Parent contain vesting provisions as defined in the agreement. Vested units do not forfeit upon termination and represent a residual interest. Equity-based compensation cost is measured at the estimated grant date fair value.

The Class D units issued to employees are measured at estimated fair value on the grant date based on a valuation using a Monte Carlo simulation based upon various inputs and assumptions. The Company utilizes the estimated weighted average of the expected fund life dependent on various exit scenarios to estimate the expected term of the awards. Expected volatility is based on the average of historical and implied volatility of a set of comparable companies, adjusted for size and leverage. The risk-free rates are based on the yields of U.S. Treasury instruments with comparable terms. Actual results may vary depending on the assumptions applied within the model.

During 2024, the Company issued a total of 5,736,706 Class D units to certain employees and 573,672 Class D units were forfeited, respectively. The grant date fair value of the units issued during 2024 was determined to be approximately $6.9 million. Compensation expense of approximately $1.9 million was recorded during the year ended December 31, 2024, and there is unrecognized compensation expense at December 31, 2024 of $9.3 million, which is expected to be recognized over a weighted-average period of 3.9 years.

During 2025, the Company issued a total of 4,150,000 Class D units to certain employees and 688,406 Class D units were forfeited, respectively. The grant date fair value of the units issued during 2025 was determined to be approximately $9.2 million. Compensation expense of approximately $3.8 million was recorded during the year ended December 31, 2025, and there is unrecognized compensation expense at December 31, 2025 of $14.2 million, which is expected to be recognized over a weighted-average period of 4.0 years. In addition, in July 2025, the Company purchased 6,355,996 vested and unvested Class D units from management for a total of $7.1 million in cash.

NOTE 12 – SEGMENT REPORTING

Management has determined that the Company functions as a single operating segment and thus reports as a single reportable segment which derives revenues by providing specialty contracting services throughout the United States. This determination is based on rules prescribed by GAAP applied to the manner in which management operates the Company. In particular, management assessed the discrete financial information routinely reviewed by the Company’s chief operating decision maker (“CODM”), its Chief Executive Officer, to monitor the Company’s operating performance and support decisions regarding allocation of resources to its operations. The CODM assesses segment performance and determines annual budgeting and forecasting using net income, which is reported in the Company’s consolidated statements of operations.

Specifically, performance is continuously monitored at the consolidated and, as necessary, the individual contract level to timely identify deviations from expected results. Resource allocations are based on the needs of the customers and the capacity of the Company’s service personnel to pursue new project opportunities, including reallocation of underutilized personnel where additional resources might be required to fully meet demand. Other factors further supporting this conclusion include substantial similarities throughout all of the Company’s operations with respect to services provided, type of customers, and service delivery methodologies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents selected financial information with respect to the Company’s single operating segment as follows (in thousands):

	Year Ended December 31,
	2024	2025
Revenue	$997,996	$1,154,857

Cost of revenue, excluding depreciation and amortization	805,974	953,119
Selling, general and administrative	52,282	75,870
Depreciation and amortization	50,959	60,553
Change in fair value of contingent liabilities	21,134	3,053

Total	930,349	1,092,595

Interest expense	(30,466)	(47,905)
Other expense, net	(1,467)	(4,049)

Income before provision for income taxes	$35,714	$10,308

The measure of segment assets is reported in the Company’s consolidated balance sheet.

NOTE 13 – MAJOR CUSTOMERS

For the year ended December 31, 2024, one customer accounted for 40% of the Company’s revenues. Accounts receivable from that customer is 42% of total accounts receivable as of December 31, 2024. In addition, there was a second customer that accounted for 28% of the Company’s revenue for the year ended December 31, 2024 and 7% of the Company’s accounts receivable as of December 31, 2024.

For the year ended December 31, 2025, one customer accounted for 35% of the Company’s revenues. Accounts receivable from that customer is 37% of total accounts receivable as of December 31, 2025. In addition, there was a second customer that accounted for 25% of the Company’s revenue for the year ended December 31, 2025 and 2% of the Company’s accounts receivable as of December 31, 2025.

NOTE 14 – RELATED PARTY TRANSACTIONS

The Company subcontracts certain services with an entity owned by family of one of the minority members. For the years ended December 31, 2024 and 2025, we paid approximately $0.7 million and $0.7 million, respectively, to this entity. In addition, we engaged an entity owned by family of another minority member for subcontractor services and paid approximately $0.7 million and $0.7 million to this entity for the years ended December 31, 2024 and 2025, respectively. Furthermore, we subcontracted services from an entity owned by family of another minority member and paid approximately $0.6 million to this entity during the year ended December 31, 2024. These expenses are reflected in cost of revenue, excluding depreciation and amortization on the consolidated statements of operations.

In addition, the Company purchased uniform and apparel products from an entity owned by family of one of our management team. We paid $0.4 million and $0.5 million to this entity during the years ended December 31, 2024 and 2025, respectively, and the expenses are included in cost of revenue, excluding depreciation and amortization on the consolidated statements of operations.

The Company has a property lease with an entity that is owned by certain of the minority members of ITG Parent. The Company paid a total of $0.4 million to the related entity for this lease during each of the years ended December 31, 2024 and 2025. During the first quarter of 2026, this property was sold by the minority members to an unrelated third party.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In conjunction with the initial acquisition, the Company is due approximately $2.4 million from certain members of the ITG Parent through a note receivable. The note receivable bears interest at the rate of 5.5% and does not have a specified maturity date. As of December 31, 2024 and 2025, approximately $0.4 million has been recorded for interest income due on the note.

In conjunction with the initial acquisition, the Company entered into an agreement with certain members in which it could owe $10.0 million upon a Trigger Event, as defined in the agreement, and would incur interest at a rate of 8% per annum. See Note 1 for discussion of the fair value of this contingent payment.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

The Company is from time to time subject to legal proceedings and claims which arise in the normal course of its business. In the opinion of management and legal counsel, the amount of losses that may be sustained, if any, would not have a material effect on the financial position, results of operations or cash flows of the Company.

NOTE 16 – INCOME TAXES

The provision for income taxes charged to operations consists of the following (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2025
Current expense
Federal	$6,148	$3,513
State	3,002	1,431

	9,150	4,944
Deferred benefit
Federal	$(1,127)	(602)
State	(589)	(248)

	(1,716)	(850)

Total income tax expense	$7,434	$4,094

We adopted ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” on a prospective basis beginning with the year ended December 31, 2025. The following table presents required disclosure pursuant to ASU 2023-09 and reconciles the U.S. federal statutory tax amount and rate to our actual effective amount and rate for the year ended December 31, 2025 (in thousands, except rates):

	Year Ended December 31, 2025
	Amount	Rate
Income tax expense at U.S. Federal statutory Rate (21%)	$2,165	21.0%
State income taxes, net of federal benefit (a)	963	9.3%
Non-deductible and non-taxable items	42	0.4%
Other
Under accrual of prior year deferred taxes	509	4.9%
Tax attributable to non-taxable entities	207	2.0%
Other	208	2.1%

Total income tax expense	$4,094	39.7%

(a)	The jurisdictions that contribute the majority of the tax effect in this category are Alabama, Florida, South Carolina, Tennessee, and Texas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the required disclosures prior to our adoption of ASU 2023-09. A reconciliation of the provision for income taxes to the amounts computed by applying the statutory federal income tax rate to earnings before income taxes is shown as follows:

Year Ended December 31, 2024
Income tax expense at U.S. Federal statutory Rate (21%)	$7,500
State income taxes	2,413
Taxes attributable to non-taxable entities	(2,075)
Over accrual in prior year	(337)
Other	(67)

Total income tax expense	$7,434

Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2024	December 31, 2025
Deferred tax assets:
Accrued expenses	$13	$—
Operating and finance lease liabilities	—	1,158
Interest expense limitation	—	48
Other	170	54

Total deferred tax assets	183	1,260

Deferred tax liabilities:
Property, plant and equipment	$(4,882)	$(6,173)
Right of use assets	—	(1,111)
Intangible assets and other	(12,626)	(10,451)

Total deferred tax liabilities	(17,508)	(17,735)

Deferred tax liability	$(17,325)	$(16,475)

The Company adopted ASU 2023-09 and has included the following table as a result of the adoption. A reconciliation of the income taxes paid for the year ended December 31, 2025 is as follows (in thousands):

Federal Taxes	$5,012
State and Local Taxes:
Alabama	153
Connecticut	281
Florida	374
Louisiana	250
Massachusetts	130
Tennessee	137
Texas	373
Virginia	252
Other	240

Total cash taxes paid, net of refunds	$7,202

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – EMPLOYEE BENEFIT PLAN

The Company sponsors a qualified 401(k) plan that covers all U.S. employees. For the years ended December 31, 2024 and 2025, the Company contributions to the plan totaled $0.2 million and $0.3 million, respectively.

NOTE 18 – SUBSEQUENT EVENTS

The date through which subsequent events have been evaluated is April 24, 2026. The financial statements were available to be issued at that time. Except as discussed below, the Company has identified no subsequent events that require adjustment to or disclosure in the consolidated financial statements.

ITG Parent, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands)

	December 31,	March 31,
	2025	2026
ASSETS
Current assets
Cash and cash equivalents	$3,719	$1,626
Accounts receivable, net	141,314	135,533
Contract assets	222,094	262,893
Prepaid expenses and other current assets	17,310	21,230

Total current assets	384,437	421,282
Property and equipment, net	158,492	156,694
Operating lease right-of-use assets	27,926	26,494
Finance lease right-of-use assets	3,019	2,704
Goodwill	187,748	187,748
Intangible assets, net	211,383	203,136
Other long-term assets	—	2,450
Due from related party	2,832	2,832

Total assets	$975,837	$1,003,340

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$41,221	$45,681
Accrued expenses	57,245	65,997
Current portion of operating lease obligations	10,969	10,524
Current portion of finance lease obligations	1,221	1,245
Current portion of equipment loans	22,493	22,012
Current portion of term loans	16,500	16,500

Total current liabilities	149,649	161,959
Equipment loans, net	65,804	66,436
Revolving line of credit	30,000	63,000
Term loans, net	623,463	620,314
Operating lease obligations, net	17,608	16,598
Finance lease obligations, net	1,905	1,584
Other long-term liabilities	7,100	6,024
Contingent liability	20,088	20,413
Deferred tax liability	16,475	15,457

Total liabilities	932,092	971,785

Commitments and contingencies (Note 15)
Members’ equity	43,745	31,555

Total liabilities and members’ equity	$975,837	$1,003,340

The accompanying notes are an integral part of these condensed consolidated financial statements.

ITG Parent, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(in thousands, except per unit amount)

	Three Months Ended March 31,
	2025	2026
Revenue	$225,387	$333,922

Cost of revenue, excluding depreciation and amortization	186,605	281,066
Selling, general and administrative	14,782	25,572
Depreciation and amortization	13,257	20,425
Change in fair value of contingent liabilities	167	1,886

Total	214,811	328,949

Interest expense	(6,826)	(18,225)
Other expense, net	(988)	(919)

Income (loss) before provision for income taxes	2,762	(14,171)
Provision (benefit) for income taxes	1,184	(1,013)

Net income (loss)	$1,578	$(13,158)

Earnings (loss) per unit – Class A
Basic and diluted	$0.01	$(0.08)

Weighted average number of units – Class A
Basic and Diluted	160,000	160,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

ITG Parent, LLC

CONDENSED CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY (Unaudited)

(in thousands)

For the three months ended March 31, 2025	Total Members’ Equity
Balance at December 31, 2024	$267,369
Equity-based compensation	645
Net income	1,578

Balance at March 31, 2025	$269,592

For the three months ended March 31, 2026	Total Members’ Equity
Balance at December 31, 2025	$43,745
Equity-based compensation	1,169
Distributions	(201)
Net loss	(13,158)

Balance at March 31, 2026	$31,555

The accompanying notes are an integral part of these condensed consolidated financial statements.

ITG Parent, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Three Months Ended March 31,
	2025	2026
Cash flows from operating activities:
Net income (loss)	$1,578	$(13,158)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	6,155	12,178
Amortization of intangible assets	7,102	8,247
Amortization of debt issuance costs	302	1,213
Amortization of operating right of use assets	1,836	4,627
Deferred income taxes	(477)	(1,018)
Gain on sale of assets	(95)	291
Change in fair value of contingent liabilities	167	1,886
Equity-based compensation	645	1,169
Changes in assets and liabilities, net of business acquisitions:
Accounts receivable	1,560	5,781
Contract assets	27,882	(40,799)
Prepaid expenses and other current assets	1,600	(4,157)
Accounts payable and accrued expenses	(14,706)	10,844
Operating lease liabilities	(1,746)	(4,335)
Payment of contingent liabilities	—	(1,561)

Net cash provided by (used in) operating activities	31,803	(18,792)

Cash flows from investing activities:
Purchase of property and equipment	(12,464)	(8,529)
Proceeds from sale of property and equipment	305	302
Acquisitions, net of cash acquired	(3,769)	—

Net cash used in investing activities	(15,928)	(8,227)

Cash flows from financing activities:
Payments of acquisition amounts due to sellers	—	(500)
Payments made on term loans	(5,905)	(4,125)
Proceeds from line of credit	2,500	160,000
Payments made on line of credit	(2,500)	(127,000)
Payments on finance leases	—	(297)
Distributions to members	—	(201)
Proceeds from equipment loans	10,894	3,506
Payments made on equipment loans	(2,591)	(6,457)

Net cash provided by financing activities	2,398	24,926

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,273	(2,093)
Cash and cash equivalents – beginning of period	7,367	3,719

Cash and cash equivalents – end of period	$25,640	$1,626

The accompanying notes are an integral part of these condensed consolidated financial statements.

ITG Parent, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

Supplemental disclosures of cash flow information:
Cash paid for interest	$9,916	$26,457
Cash paid for taxes	$638	$678
Supplemental disclosures of noncash investing and financing activity:
Accrued capital expenditures	$—	$658
Property and equity acquired through equipment loans	$—	$3,102
Long-term asset accrual	$—	$2,450

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – ITG Parent, LLC (“ITG Parent”) was formed on December 16, 2021, and had minimal activities until ITG Parent and ITG Purchaser, LLC acquired the outstanding membership units of ITG Communications, LLC (“ITG”) and its wholly owned subsidiaries, Integrated Tech Group, LLC, TCB Telecom, LLC, Simplicity LLC (“Simplicity”), Broadband Technical Resources Incorporated (“BTR”), K&B Communications, LLC, and BTR Fiber, LLC on December 31, 2021. These entities perform installation, upgrade, maintenance and aerial and underground drops services for cable and fiber operators in the United States. In addition, it provides outside plant construction services including aerial and underground drops, fiber backhaul, aerial construction, directional boring and trenching, and multi-dwelling unit wiring. Collectively, ITG Parent and its subsidiaries, headquartered in Hendersonville, TN are referred to as the “Company” throughout this report.

Basis of Accounting and Presentation – The accompanying consolidated financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of ITG Parent and all of its wholly owned subsidiaries (collectively, the “Company”). All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information - The accompanying condensed consolidated balance sheets as of December 31, 2025 and March 31, 2026, the condensed consolidated statements of operations, members’ equity and cash flows for the three months ended March 31, 2025 and 2026 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2026, and the results of its operations and its cash flows for the three months ended March 31, 2025 and 2026. The financial data and other information disclosed in these notes related to the three months ended March 31, 2025 and 2026 are also unaudited. The results for the three months ended March 31, 2026 are not necessarily indicative of results to be expected for the year ending December 31, 2026, any other interim periods, or any future year or period. The balance sheet as of December 31, 2025 included herein was derived from the audited financial statements as of that date. Certain disclosures have been condensed or omitted from the interim condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and related notes as of and for the years ended December 31, 2024 and 2025.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ materially from those estimates, but management believes that the estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements. Significant estimates include estimated profit on contracts recognized over time based upon the output method, any variable consideration on revenue, incremental borrowing rates on operating leases, income taxes, fair value of assets acquired and liabilities assumed, contingent consideration issued in a business combination and equity-based compensation.

Concentrations of Credit Risk – The Company maintains cash balances at its bank. Accounts for each entity are insured by FDIC subject to certain limitations. At various times during the fiscal year, the Company’s cash in bank balances may exceed the federally insured limits. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and trade accounts receivable.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Fair Value – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company follows a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs may be used to measure fair value, as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity that are significant to the fair value of the assets or liabilities.

The fair values of the Company’s cash and cash equivalents, accounts receivable, contract assets and accounts payable approximate their carrying values due to their short maturities. The carrying value of the Company’s equipment and term loans and line of credit, which are Level 2 in the fair value hierarchy, approximates their fair values, as they are based on current market rates at which the Company could borrow funds with similar terms. The fair value of the original contingent liability is determined based upon a Monte Carlo simulation using various inputs and assumptions regarding the Company, including the distributions for each class of equity based upon hypothetical valuations of the Company, an anticipated exit date and a discount rate. The fair values for the consideration of the subsequent acquisitions is determined based upon a Monte Carlo simulation using assumptions of the various inputs of the potential earnout payments, as discussed in Note 2. Amounts are reclassified out of contingent consideration when the value becomes known and payable. These liabilities are considered Level 3 fair values with the tables below noting the information for the liability in thousands.

Balance at December 31, 2024	$8,354
Change in fair value	167

Balance at March 31, 2025	$8,521

Balance at December 31, 2025	$20,088
Change in fair value	1,886
Payment of contingent liabilities	(1,561)

Balance at March 31, 2026	$20,413

The Company follows the provisions of ASC Topic 820-10, Fair Value Measurement, for nonfinancial assets and liabilities measured at fair value on a non-recurring basis. As it relates to the Company this applies to certain nonfinancial assets and liabilities acquired in business combinations, as well as contingent consideration amounts, and thereby measured at fair value. The Company has estimated such fair value primarily by third-party valuations and believes the long-term assets and liabilities recognized in accordance with those acquisitions would be considered Level 3 in the fair value hierarchy.

Earnings per Unit (“EPU”) – Earnings per LLC member unit is calculated and reported under the “two-class” method. The “two-class” method is an earnings allocation method under which earnings per LLC member unit is calculated for each class of common LLC member units considering both distributions declared or accumulated and participation rights in undistributed earnings as if all such earnings had been distributed during the period.

The Company calculates basic earnings per common LLC member unit by dividing net income by the average number of each class of common LLC member unit outstanding during the period. Diluted earnings per

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

share is calculated in a similar manner after consideration of the potential dilutive effect of common LLC member unit equivalents on the average number of common LLC member units outstanding during the period. Dilution is not considered when a net loss is reported. Common LLC member unit equivalents that have an antidilutive effect are excluded from the computation of diluted earnings per common LLC member unit. During the three months ended March 31, 2025 and 2026, the Company had no outstanding dilutive common LLC member units.

Recent Accounting Pronouncements

Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03 on its consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810), Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, to address stakeholder concerns about unintended consequences in transactions involving variable interest entities. Prior to adoption, if the legal acquiree was a VIE, the primary beneficiary of the VIE was always the accounting acquirer resulting in the application of acquisition accounting. Upon adoption, in certain situations, the primary beneficiary may not be the accounting acquirer and acquisition accounting may not be required. The update will be effective for annual periods beginning after December 15, 2026 but early adoption is permitted.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 2 – BUSINESS COMBINATIONS

2025 Acquisitions

Tilson Technology Acquisition

On August 25, 2025, the Company entered into an agreement with Tilson Technology Management, Inc. and Tilson Middle Street Holding, LLC (collectively “Tilson”), headquartered in Maine. The Company acquired certain assets and assumed certain liabilities of Tilson for an initial purchase price of $22.1 million in cash subject to customary purchase price adjustments, less $5 million for assets of Tilson sold to an unrelated third party. The purchase price paid in the acquisition has been allocated to record the acquired assets based on their estimated fair values. Management estimates that consideration paid exceeded the fair value of the assets acquired. Therefore, goodwill of $10.4 million was recorded. The acquired assets other than goodwill were accounts receivable valued at $8.9 million, property and equipment of $12.0 million and $7.6 million of intangible assets. In addition, the Company assumed accounts payable of $3.5 million and accrued liabilities of $18.3 million.

Vision Utility Acquisition

On August 30, 2025, the Company entered into an agreement with Vision Utility Services, Inc. (Vision), headquartered in Springdale, Arkansas. The Company acquired certain of the assets of Vision for an initial purchase price of $21.5 million in cash subject to customary purchase price adjustments plus the potential for additional earnout payment up to $5.0 million. The Company estimated the earnout payments had no fair value.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The purchase price paid in the acquisition has been allocated to record the acquired assets based on their estimated fair values. Management estimates that consideration paid exceeded the fair value of the assets acquired. Therefore, goodwill of $1.6 million was recorded. The acquired assets other than goodwill were accounts receivable valued at $6.5 million, property and equipment of $8.0 million and $5.4 million of intangible assets.

Quasar Acquisition

On October 8, 2025, the Company entered into an agreement with the stockholders of Quasar, Inc. (Quasar), headquartered in Woodstock, Georgia, with operations in the United States, Poland and the United Kingdom. The Company acquired certain of the assets of Quasar for a purchase price of $43.6 million in cash subject to customary purchase price adjustments. The purchase price paid in the acquisition has been allocated to record the acquired assets based on their estimated fair values. Management estimates that consideration paid exceeded the fair value of the assets acquired. Therefore, goodwill of $11.6 million was recorded. The acquired assets other than goodwill were accounts receivable valued at $13.6 million, property and equipment of $0.2 million and $18.1 million of intangible assets.

Advantage Utilities

On November 2, 2025, the Company entered into an agreement with Advantage Utilities LLC (Advantage), headquartered in Newton, New Hampshire. The Company acquired certain of the assets of Advantage for a purchase price of $23.1 million in cash subject to customary purchase price adjustments plus the potential for additional earnout payments. The earnout payments will be calculated at 50% of the Adjusted EBITDA, as defined in the agreement, less depreciation expense for each of the three 12-month periods following the close of the acquisition. In order to be eligible for these payments, the target Adjusted EBITDA amount must be reached. The Company recorded the earnout payments at an estimated fair value of $5.4 million. The purchase price paid in the acquisition has been allocated to record the acquired assets based on their estimated fair values.

Management estimates that consideration paid exceeded the fair value of the assets acquired. Therefore, goodwill of $5.6 million was recorded. The acquired assets other than goodwill were accounts receivable valued at $6.3 million, property and equipment of $4.3 million and $12.3 million of intangible assets.

Additional Acquisitions

During the year ended December 31, 2025, the Company completed an additional three acquisitions in which the Company acquired certain assets of the entities. Each of the acquisitions is being accounted for as a business combination using the acquisition method of accounting. The total cash consideration for these acquisitions amounted to $14.3 million subject to customary purchase price adjustments. One of the acquisitions includes a potential earnout payment of $0.5 million if certain revenue and gross margin criteria are achieved in the succeeding 12-month period plus an additional 10% of any revenue increase year over year for each year of a three-year period. Another of the acquisitions includes up to $5 million in potential earnout payments, consisting of $2.5 million in each of the succeeding two years, if certain revenue and gross margin criteria are achieved during the two 12-month periods. The fair value assigned to the potential earnout payments was a total of $3.3 million resulting in total goodwill allocated to these acquisitions of $8.4 million.

Pro Forma Financial Information (Unaudited)

The unaudited pro forma financial information for the quarter ended March 31, 2025, below gives effect to the seven acquisitions as if they had been completed on January 1, 2025. The pro forma results of operations are presented for informational purposes only. As such, they are not necessarily indicative of the Company’s results had the acquisitions been completed on January 1, 2025, nor do they intend to represent the Company’s future results.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma information does not reflect any cost savings from operating efficiencies or synergies that could result from the acquisitions and does not reflect additional revenue opportunities following the acquisitions. The supplemental pro forma disclosures in the table below include adjustments for (i) depreciation and amortization expense that would have been recognized related to the acquired property and equipment and intangibles, and (ii) incremental interest expense associated with borrowings under our Credit Agreement for the any additional amounts borrowed for the acquisitions and the recapitalization on July 9, 2025, along with reduction of interest expense on historical borrowings of the acquisitions that were not assumed. (in thousands):

Three Months Ended March 31, 2025
Revenue	$391,928
Net loss	$(12,214)

NOTE 3 – CONTRACT ASSETS

The Company’s contracts with customers generate certain contract balances in the normal execution of providing services. Contract assets include revenues recognized from unbilled revenues, and retainage amounts receivable pursuant to provisions in the contracts and may not be paid until the completion of the specific project and, in some instances, for even longer periods.

	2025	2026
Retainage receivables	$10,042	$10,249
Unbilled revenues	212,052	252,644

Total contract assets	$222,094	$262,893

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

	December 31, 2025	March 31, 2026
Leasehold improvements	$1,325	$1,424
Machinery and equipment	225,884	233,990
Furniture and fixtures	1,002	1,056
Computers	3,077	3,204

Total	231,288	239,674
Less accumulated depreciation	(72,796)	(82,980)

Property and equipment, net	$158,492	$156,694

Depreciation expense amounted to $6.2 million and $12.2 million for the three months ended March 31, 2025 and 2026, respectively.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – INTANGIBLE ASSETS

The Company had the following amounts related to intangible assets, all of which are amortizable (in thousands):

	December 31, 2025
	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	$279,830	$(88,263)	$191,567
Trade name/trademarks	25,000	(11,111)	13,889
Developed technology	4,000	(2,286)	1,714
Non-compete agreements	5,870	(1,657)	4,213

Intangible assets, net	$314,700	$(103,317)	$211,383

	March 31, 2026
	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	$279,830	$(95,300)	$184,530
Trade name/trademarks	25,000	(11,806)	13,194
Developed technology	4,000	(2,428)	1,572
Non-compete agreements	5,870	(2,030)	3,840

Intangible assets, net	$314,700	$(111,564)	$203,136

Amortization expense related to these intangible assets was approximately $7.1 million and $8.2 million for the three months ended March 31, 2025 and 2026, respectively.

NOTE 6 – ACCRUED EXPENSES

Accrued expenses consists of the following as of (in thousands):

	December 31, 2025	March 31, 2026
Payroll and other compensation costs	$8,400	$10,806
Insurance	3,810	7,729
Interest	9,775	272
Sales tax payable	1,468	1,588
Amounts due to sellers from acquisitions	12,269	11,769
Accrued liabilities assumed in acquisition	7,911	7,348
Other	13,612	26,485

Total	$57,245	$65,997

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – DEBT

	December 31, 2025	March 31, 2026
Term loan	$660,000	$655,875
Revolving line of credit	30,000	63,000

Total principal amount	690,000	718,875
Less: current portion of long term debt	(16,500)	(16,500)
Less: debt issuance costs, net	(20,037)	(19,061)

Total long-term debt, net	$653,463	$683,314

Credit Agreement

On July 9, 2025, the Company entered into a new $540.0 million senior secured credit agreement. The debt is collateralized by substantially all of the assets of the Company. The agreement provided a senior secured term loan of $540.0 million with a maturity date of July 9, 2031, and a senior secured revolving line of credit of $100.0 million with a maturity date of July 9, 2030.

The term loan agreement requires quarterly principal payments based on the aggregate principal balance of 0.625% or $3.4 million beginning on March 31, 2026, until December 31, 2027. Beginning on March 31, 2028, the quarterly principal payments increase to 1.25% of the aggregate principal balance or $6.8 million through the Maturity Date at which time any remaining balance is due in full.

The Credit Agreement includes a non-utilization fee which requires quarterly payments on any un-used portion of revolving loan initially equal to 0.375% subject to adjustment based upon the Company’s consolidated first lien secured leveraged ratio (as defined in the agreement), on a quarterly basis.

The Credit Agreement provides for an interest rate equal to either the Base Rate or the SOFR plus the applicable rate, as defined in the agreement. The Base Rate charged is initially the Prime Rate or the Federal Funds Rate plus 0.5% plus the applicable rate of 3.75% and the SOFR is at the one-month SOFR plus 1% plus the applicable rate of 4.75% for the term loans and for the revolving line of credit the applicable rate is initially 3.50% for the Base Rate loans and the applicable rate is 4.50% for the SOFR loans. As of March 31, 2026, the interest rate is 10.25%.

The Credit Agreement provides for a mandatory prepayment equal to fifty percent of excess cash flow (“ECF”) as defined within the agreement. This prepayment is due within 10 days of the date on which the annual audited financial statements are delivered until borrowings on the Credit Agreement are paid in full. The ECF begins with the year ending December 31, 2026. In addition, there are other events defined in the agreement, such as asset sales and casualty events, that would trigger mandatory prepayments. As of March 31, 2026, the Company is not subject to payments required under the ECF.

On August 29, 2025, the Company entered into an amendment to the Credit Agreement for an additional $75.0 million term loan with the same general payment terms, maturity date and interest rates. Furthermore, on December 30, 2025, there was an additional amendment for a $45.0 million term loan under the same Credit Agreement with no significant changes to any of the terms of the agreement. On the same date, the revolving line of credit was increased to $185.0 million.

The Credit Facility subjects the Company to a number of restrictive covenants, including financial covenants. These financial covenants include a consolidated first lien secured leverage ratio, as defined in the Credit Agreement. As of March 31, 2026, the Company was in compliance with all required covenants.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Previous Credit Agreement

On December 30, 2021, the Company entered into a $200.0 million Term Loan Credit and Guarantee Agreement. The Term Loan is secured by assets of the Company and is guaranteed by ITG Parent and subsidiaries. The loan was payable in quarterly installments of $2.5 million from March 31, 2024 through December 31, 2024 and $3.75 million from March 31, 2025 and each quarter thereafter until the loan was set to mature on December 31, 2026, at which time any remaining outstanding amount would be due. The Company also entered into a Revolving Loan, a Letter of Credit facility and a Swing Line facility as part of the agreement.

In 2022 and 2023, the Company entered amendments to the credit agreement which established a separate Term Loan A-1 and A-2 in which the Company borrowed $25.0 million and $20.0 million, respectively. These term loans had the same final maturity date as the original term loan and had total quarterly payments of $0.6 million each quarter in 2024 and a quarterly payment of $0.9 million beginning with the quarter ended March 31, 2025 through September 30, 2026 with the remainder due at the maturity date.

On February 3, 2024, the Company entered into the Third Amendment to the Credit Agreement and Incremental Facility Agreement that, among other things, establish a new Term Loan A-3 for an amount of $50.0 million to fund an acquisition. This term loan had the same final maturity date as the original term loan and had quarterly payments $0.6 million starting June 30, 2024 through December 31, 2024 and $0.9 million due starting March 31, 2025 through September 30, 2026 with the remainder due at the maturity date.

On March 30, 2024, the Company entered into the Fourth Amendment to the Credit Agreement and Incremental Facility Agreement that, among other things, establish a new Term Loan A-4 for an amount of $20.0 million to fund another acquisition. This term loan had the same final maturity date as the original term loan and has quarterly payments of $0.3 million due starting June 30, 2024 through December 31, 2024 and $0.4 million each quarter beginning with the quarter ended March 31, 2025 through September 30, 2026 with the remainder due at the maturity date. In addition, the Fourth Amendment increased the Revolving Credit Facility to a total commitment of $70.0 million.

The Term Loan, Term Loan A-1 and Term Loan A-3 accrue interest equal to the base rate, as defined in the Credit Agreement, (Base Rate Loan) plus an applicable margin. The Term Loan A-2 and Term Loan A-4 accrue interest equal to the SOFR, as defined in the Credit Agreement, (SOFR Loan) plus an applicable margin, and the Revolving Loan and Swing Line facility accrue interest at either the base rate or SOFR plus applicable margin

The outstanding amount on these term loans and revolving credit facility was paid on July 9, 2025, in connection with the Company entering into a new senior secured credit agreement.

Equipment Loans

The Company has also executed a number of equipment loan agreements. The equipment loan agreements are based upon the type of equipment and are financed at stated rates per contract over various periods and with varying monthly payments. The interest rates are at various fixed market values ranging from 6.09% to 8.79%. The balance of these loans as of December 31, 2025 and March 31, 2026 was $88.3 million and $88.5 million, respectively.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – LEASES

The details of the Company’s operating leases are as follows for the three months ended March 31, (in thousands):

	2025	2026
Operating lease expense	$2,736	$3,735
Variable lease expense	942	1,940
Short-term lease expense	29	288

Total lease expense	$3,707	$5,963

Supplemental cash flow and other information related to operating leases for the three months ended March 31, are as follows (in thousands):

	2025	2026
Operating cash flows from operating leases	$2,729	$3,863

Noncash investing activities:
Lease liabilities arising from obtaining right-of-use assets during the year	$3,496	$2,880

NOTE 9 – EARNINGS PER UNIT

The Amended LLC Agreement prescribes the amount and priority of cash distributions that various classes of common LLC member units will receive. Distributions are declared periodically at the determination of the board of directors, which determination may include the imposition on all holders of common LLC member unit of certain terms and conditions on the receipt of any distributions (including, but not limited to, the repayment or return of all or any portion of such distributions to the Company in order to satisfy the Company’s indemnification and other obligations in connection with the divestiture of any assets of the Company or its subsidiaries). All distributions are further subject to the retention and establishment of reserves, or payment to third parties, of such funds as the Board deems necessary with respect to the reasonable business needs and obligations of the Company. During the three months ended March 31, 2025 and 2026, the Company allocated 100% of the income (loss) to Class A Unit holders based on the provisions of the Amended LLC Agreement.

Net income per common unit was computed as follows (in thousands, except per unit amount):

March 31, 2025	Class A Units
Allocation of net income:
Undistributed earnings	$1,578

Net income per common unit - basic and diluted:
Weighted average units outstanding	160,000

Net income per common unit - basic and diluted	$0.01

March 31, 2026	Class A Units
Allocation of net loss:
Undistributed losses	$(13,158)

Net loss per common unit - basic and diluted:
Weighted average units outstanding	160,000

Net loss per common unit - basic and diluted	$(0.08)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – MEMBERS’ EQUITY

Members’ equity is comprised of several classes of units. Class A units are voting units and have first priority upon distribution with a return of capital plus an unpaid yield in accordance with the Amended and Restated Limited Liability Agreement (“Parent LLC Agreement”). As of December 31, 2025 and March 31, 2026, there are 160 million Class A units outstanding. Class B units are also voting units and have second priority distribution with a return of capital and an unpaid yield in accordance with the Parent LLC Agreement.

As of December 31, 2025 and March 31, 2026, there are 77.5 million vested Class B units and 10 million unvested Class B units that will vest after the owners of Class A units have received distributions that equal a certain multiple as defined in the Parent LLC Agreement. Class C, D and X units are all non-voting units. There were 10 million Class C units issued in conjunction with the acquisition of ITG to certain members of management. These units would receive distributions of up to $45 million in a waterfall calculation in accordance with the Parent LLC Agreement but are lower in priority than the Class A, B, D and X units. Class D units are management incentive units as discussed in Note 11. As of December 31, 2025 and March 31, 2026, there were a total of 20.7 million Class D units allocated to be issued. In conjunction with the acquisition of ITG, there were a total of 4 million Class X units issued to the former owners of ITG. These units would receive distributions of up to $4 million and an unpaid yield amount after Classes A and B receive a certain amount of distributions in accordance with the Parent LLC Agreement.

The profits and losses of the Company in any year are allocated among each class of units based upon the net amount that the holders of those units would receive upon a hypothetical liquidation and distribution as defined in the Parent LLC Agreement.

On July 9, 2025, the Company issued a special distribution of $226.1 million to members using proceeds from the Credit Agreement. Of this amount, $175.2 million was distributed to the owners of Class A units and the remainder was distributed to the Class B unitholders.

NOTE 11 – EQUITY-BASED COMPENSATION

The Company accounts for equity grants to employees (Class D units) as equity-based compensation under ASC 718, Compensation—Stock Compensation. The Class D units of ITG Parent contain vesting provisions as defined in the agreement. Vested units do not forfeit upon termination and represent a residual interest. Equity-based compensation cost is measured at the estimated grant date fair value.

The Class D units issued to employees are measured at estimated fair value on the grant date based on a valuation using a Monte Carlo simulation based upon various inputs and assumptions. The Company utilizes the estimated weighted average of the expected fund life dependent on various exit scenarios to estimate the expected term of the awards. Expected volatility is based on the average of historical and implied volatility of a set of comparable companies, adjusted for size and leverage. The risk-free rates are based on the yields of U.S. Treasury instruments with comparable terms. Actual results may vary depending on the assumptions applied within the model.

During the three months ended March 31, 2025, the Company issued no Class D units and 114,434 Class D units were forfeited.

During the three months ended March 31, 2026, the Company issued a total of 1,475,000 Class D units to certain employees and no Class D units were forfeited. The grant date fair value of these units issued was determined to be approximately $3.2 million. Compensation expense of approximately $0.6 million and $1.2 million was recorded during the three months ended March 31, 2025 and 2026, respectively, and there is unrecognized compensation expense at March 31, 2026, of $16.2 million, which is expected to be recognized over a weighted-average period of 4.0 years.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – SEGMENT REPORTING

Management has determined that the Company functions as a single operating segment and thus reports as a single reportable segment which derives revenues by providing specialty contracting services throughout the United States. This determination is based on rules prescribed by GAAP applied to the manner in which management operates the Company. In particular, management assessed the discrete financial information routinely reviewed by the Company’s chief operating decision maker (“CODM”), its Chief Executive Officer, to monitor the Company’s operating performance and support decisions regarding allocation of resources to its operations. The CODM assesses segment performance and determines annual budgeting and forecasting using net income, which is reported in the Company’s consolidated statements of operations.

Specifically, performance is continuously monitored at the consolidated and, as necessary, the individual contract level to timely identify deviations from expected results.

Resource allocations are based on the needs of the customers and the capacity of the Company’s service personnel to pursue new project opportunities, including reallocation of underutilized personnel where additional resources might be required to fully meet demand. Other factors further supporting this conclusion include substantial similarities throughout all of the Company’s operations with respect to services provided, type of customers, and service delivery methodologies.

The following table presents selected financial information with respect to the Company’s single operating segment as follows (in thousands):

	Three Months Ended March 31,
	2025	2026
Revenue	$225,387	$333,922

Cost of revenue, excluding depreciation and amortization	186,605	281,066
Selling, general and administrative	14,782	25,572
Depreciation and amortization	13,257	20,425
Change in fair value of contingent liabilities	167	1,886

Total	214,811	328,949

Interest expense	(6,826)	(18,225)
Other expense, net	(988)	(919)

Income (loss) before provision for income taxes	$2,762	$(14,171)

The measure of segment assets is reported in the Company’s consolidated balance sheets.

NOTE 13 – MAJOR CUSTOMERS

For the three months ended March 31, 2025, one customer accounted for 38% of the Company’s revenues. Accounts receivable from that customer is 42% of total accounts receivable as of December 31, 2025. In addition, there was a second customer that accounted for 29% of the Company’s revenue for the three months ended March 31, 2025 and 7% of the Company’s accounts receivable as of December 31, 2025.

For the three months ended March 31, 2026, one customer accounted for 37% of the Company’s revenues. Accounts receivable from that customer is 44% of total accounts receivable as of March 31, 2026. In addition, there was a second customer that accounted for 24% of the Company’s revenue for the three months ended March 31, 2026 and 4% of the Company’s accounts receivable as of March 31, 2026.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – RELATED PARTY TRANSACTIONS

The Company subcontracts certain services with an entity owned by family of one of the minority members. For the three months ended March 31, 2025 and 2026, we paid approximately $0.2 million and $0.4 million, respectively, to this entity. In addition, we engaged an entity owned by family of another minority member for subcontractor services and paid approximately $0.3 million and $0.3 million to this entity for the three months ended March 31, 2025 and 2026, respectively. These expenses are reflected in cost of revenue, excluding depreciation and amortization on the consolidated statements of operations.

In addition, the Company purchased uniform and apparel products from an entity owned by family of one of our management team. We paid $0.1 million and $0.1 million to this entity during the three months ended March 31, 2025 and 2026, respectively, and the expenses are included in cost of revenue, excluding depreciation and amortization on the consolidated statements of operations.

The Company has a property lease with an entity that is owned by certain of the minority members of ITG Parent. The Company paid a total of $0.1 million to the related entity for this lease during the three months ended March 31, 2025. During the first quarter of 2026, this property was sold by the minority members to an unrelated third party.

In conjunction with the initial acquisition, the Company is due approximately $2.4 million from certain members of the ITG Parent through a note receivable. The note receivable bears interest at the rate of 5.5% and does not have a specified maturity date. As of December 31, 2025 and March 31, 2026, approximately $0.4 million has been recorded for interest income due on the note.

In conjunction with the initial acquisition, the Company entered into an agreement with certain members in which it could owe $10.0 million upon a Trigger Event, as defined in the agreement, and would incur interest at a rate of 8% per annum. The fair value of this contingent payment is $11.4 million and $11.7 million as of December 31, 2025 and March 31, 2026, respectively.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

The Company is from time to time subject to legal proceedings and claims, which arise in the normal course of its business. In the opinion of management and legal counsel, the amount of losses that may be sustained, if any, would not have a material effect on the financial position, results of operations or cash flows of the Company.

NOTE 16 – INCOME TAXES

On July 4, 2025, the “One Big Beautiful Bill Act” (“Act”) was enacted into law. The Act includes changes to U.S. tax law that will be applicable to the Company beginning in 2025. These changes include provisions allowing accelerated tax deductions for qualified property and research expenditures, accelerated bonus depreciation for property and equipment, changes in calculating interest expense limitations, and other provisions.

The Company provides for income taxes for the corporate tax return filed by Broadband Technical Resources Inc. based on the provisions of ASC 740, Income Taxes. ITG Parent, LLC; ITG Communications, LLC; Integrated Tech Group, LLC; TCB Telecom, LLC; Simplicity LLC; K&B Communications, LLC; and BTR Fiber, LLC are pass-through entities for tax paying purposes at both the federal and state level, except for certain states that have margin or franchise taxes that are considered income taxes for financial statement reporting purposes. Accordingly, no provisions are made for income tax liability for those entities on a federal level and also at the state level for those that recognize the pass-through status. Broadband Technical Resources, Inc. is a C-Corp and files federal and state income tax returns.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In calculating the provision for interim income taxes, in accordance with ASC Topic 740, an estimated annual effective tax rate is applied to year-to-date ordinary income, adjusted for any discrete events during the period. At the end of each interim period, the Company estimates the effective tax rate expected to be applicable for the full fiscal year. The Company’s effective income tax rate for the three months ended March 31, 2025 and 2026, was 42.9% and 7.1%, respectively.

For annual periods, the Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that the deferred tax assets will be realized. Deferred tax assets and liabilities are calculated by applying existing tax laws and the rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the year of the enacted rate change.

The Company accounts for uncertainty in income taxes using a recognition and measurement threshold for tax positions taken or expected to be taken in a tax return, which are subject to examination by federal and state taxing authorities. The tax benefit from an uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination by taxing authorities based on technical merits of the position. The amount of the tax benefit recognized is the largest amount of the benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The effective tax rate and the tax basis of assets and liabilities reflect management’s estimates of the ultimate outcome of various tax uncertainties. The Company recognizes penalties and interest related to uncertain tax positions within the provision (benefit) for income taxes line in the accompanying condensed consolidated statements of operations. The Company recognizes penalties and interest related to uncertain tax positions within the income tax expense line in the accompanying condensed consolidated statements of operations.

The Company files U.S. federal and certain state income tax returns. The income tax returns of the Company are subject to examination by U.S. federal and state taxing authorities for various time periods, depending on those jurisdictions’ rules, generally after the income tax returns are filed.

NOTE 17 – SUBSEQUENT EVENTS

The date through which subsequent events have been evaluated is May 21, 2026. The financial statements were available to be issued at that time. Except as discussed below, the Company has identified no subsequent events that require adjustment to or disclosure in the consolidated financial statements.

19,512,196 Shares

ITG, Inc.

Class A Common Stock

Joint Bookrunners

Morgan Stanley	Citigroup	UBS Investment Bank	Stifel

BofA Securities	Baird	Santander	KeyBanc Capital Markets	Truist Securities

Co-Managers

Houlihan Lokey	BTIG	Capital One Securities	Regions Securities LLC

Through and including     , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All expenses will be borne by the registrant. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee.

Amount to be Paid
SEC Registration Fee	$63,526
FINRA filing fee	69,500
Nasdaq listing fee	325,000
Printing	450,000
Legal fees and expenses	8,100,000
Accounting fees and expenses	2,800,000
Transfer agent and registrar fees	3,500
Miscellaneous expenses	3,188,474

Total:	$15,000,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL authorizes a corporation’s Board of Directors to grant, and authorizes a court to award, indemnity to directors, officers, employees or agents. As permitted by Section 102(b)(7) of the DGCL, the registrant’s certificate of incorporation to be in effect upon the closing of this offering includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, as permitted by Section 145 of the DGCL, the bylaws of the registrant provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant is not obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s Board of Directors or brought to enforce a right to indemnification.

•

The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

We also maintain directors’ and officers’ insurance to insure such persons against certain liabilities.

We intend to enter into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation and bylaws.

These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities.

In connection with our incorporation on January 15, 2026, under the laws of the State of Delaware, we issued 100 shares of our common stock, par value $0.001 per share, to Oaktree Main Fund for an aggregate purchase price of $0.10. The shares of our common stock described in this Item 15 were issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act as sales by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules.

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Item 16. Exhibits

Exhibit Number	Document

1.1*	Form of Underwriting Agreement

3.1*	Certificate of Incorporation of ITG, Inc., dated January 15, 2026

3.2*	Form of Certificate of Incorporation, as will be in effect immediately prior to the closing of this offering

3.3*	Bylaws of ITG, Inc., dated January 15, 2026

3.4*	Form of Amended and Restated Bylaws, as will be in effect immediately prior to the closing of this offering

5.1*	Opinion of Kirkland & Ellis LLP

10.1*	Credit Agreement, dated July 9, 2025, by and among ITG Communications, LLC, as borrower, ITG Purchaser, LLC, as holdings, Banco Santander, S.A., New York Branch, as administrative agent, U.S. Bank National Association, as collateral agent, the lenders party thereto from time to time and Banco Santander, S.A., New York Branch, Capital One, National Association, MUFG Bank, Ltd., Regions Capital Markets, A Division of Regions Bank, Truist Securities, Inc. and U.S. Bank National Association, as joint lead arrangers and joint bookrunners

10.2*	Amendment No. 1 to the Credit Agreement

10.3*	Amendment No. 2 to the Credit Agreement

10.4*	Form of Stockholders Agreement

10.5*	Form of Tax Receivable Agreement

10.6*	Form of Registration Rights Agreement

10.7*	Form of Director and Officer Indemnification Agreement

10.8†*	Form of 2026 ITG, Inc. Omnibus Incentive Plan

10.9†*	Employment Agreement, dated December 30, 2021, by and among ITG Communications, LLC, Integrated Tech Group, LLC and Michael G. Brooks

10.10†*	Amendment to Employment Agreement, dated June 4, 2026, by and among ITG Communications, LLC, Integrated Tech Group, LLC and Michael G. Brooks

10.11†*	Employment Agreement, dated December 30, 2021, by and among ITG Communications, LLC, Integrated Tech Group, LLC and Guilherme Elias

10.12†*	Offer Letter, dated December 13, 2021, by and between ITG Communications, LLC and Joel Rivas

10.13†*	Second Addendum to Offer Letter, dated June 4, 2026, by and between ITG Communications, LLC and Joel Rivas

10.14†*	Employee Agreement Not to Compete, dated January 2, 2022, by and between ITG Communications, LLC and Joel Rivas

10.15†*	ITG Protective Covenants Agreement, dated September 26, 2024, by and between ITG Communications, LLC and Joel Rivas

10.16†*	Employment Agreement, dated February 27, 2026, by and among ITG Communications, LLC, Integrated Tech Group, LLC and Christopher H. Mecray

Exhibit Number	Document

10.17†*	Offer Letter, dated March 13, 2026, by and among ITG Communications, LLC, Integrated Tech Group, LLC and Andrew D. Parrott

10.18†*	Restrictive Covenant Agreement, dated March 20, 2026, by and between ITG Communications, LLC and Andrew D. Parrott.

10.19†*	Form of Director Compensation Policy.

10.20*	Letter Agreement, dated December 29, 2021, by and among ITG Parent, LLC, Michael G. Brooks, Peter A. Giacalone, Christopher Perkins, Troy McClendon, Tracey Giacalone, Christopher Cowart, Guilherme Elias and Jerry Taylor

10.21*	Amendment No. 1 to Letter Agreement, dated June 4, 2026, by and among ITG Parent, LLC, Michael G. Brooks, Peter A. Giacalone, Christopher Perkins, Troy McClendon, Tracey Giacalone, Christopher Cowart, Guilherme Elias and Jerry Taylor

10.22*	Form of Amended and Restated Limited Liability Company Agreement of ITG Parent, LLC

16.1*	Letter from RSM US LLP, dated as of June 22, 2026

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

23.2*	Consent of Grant Thornton LLP, as to ITG, Inc.

23.3*	Consent of Grant Thornton LLP, as to ITG Parent, LLC

23.4*	Consent of RSM US LLP, as to ITG Parent, LLC

23.5	Consent of Altman Solon US, LP

24.1*	Power of Attorney (included on the signature page of the initial filing of this registration statement)

99.1*	Consent of Francis A. Braun III

99.2*	Consent of Dylan G. Petre

107	Filing Fee Table

*	Previously filed.
†	Management contract or compensatory plan or arrangement.

Financial Statement Schedules

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, ITG, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on June 26, 2026.

ITG, Inc.

By:	/s/ Andrew D. Parrott
Name: Andrew D. Parrott
Title: Chief Executive Officer and Director

*  *  *

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Andrew D. Parrott Andrew D. Parrott	Chief Executive Officer and Director (Principal Executive Officer)	June 26, 2026

/s/ Christopher H. Mecray Christopher H. Mecray	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 26, 2026

* Michael G. Brooks	Chair of the Board of Directors	June 26, 2026

* Peter A. Giacalone	Director	June 26, 2026

* William G. LaPerch	Director	June 26, 2026

* James S. Lee	Director	June 26, 2026

* Nicholas G. Papadakis	Director	June 26, 2026

* Robert L. Wu	Director	June 26, 2026

*By:	/s/ Andrew D. Parrott
Andrew D. Parrott
Attorney-in-Fact